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             UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
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

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                                     UNITED STATES                                                OMB APPROVAL
                                                                                         --------------------------------
                          SECURITIES AND EXCHANGE COMMISSION                             OMB Number:  3235-0145
                                                                                         --------------------------------
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




                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 2)

                    Under the Securities Exchange Act of 1934

                               The Wet Seal, Inc.
--------------------------------------------------------------------------------
                                (Name of Company)

                      Class A Common Stock, $0.10 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    961840105
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                Peter A. Nussbaum
                          S.A.C. Capital Advisors, LLC
                             72 Cummings Point Road
                               Stamford, CT 06902
                                 (203) 890-2000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 13, 2004
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------------------------------               --------------------
CUSIP NO.      961840105                                    PAGE 2 OF 13 PAGES
---------------------------------------------               --------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            S.A.C. Capital Advisors, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                       (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                             [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER

                                3,646,444 (including 1,839,819 shares issuable
                                upon exercise of warrants) (see Item 5)
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,646,444 (including 1,839,819 shares issuable upon exercise of warrants) (see Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,646,444 (including 1,839,819 shares issuable upon exercise of warrants) (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                        [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

            9.99% (see Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------------------------               --------------------
CUSIP NO.      961840105                                    PAGE 3 OF 13 PAGES
---------------------------------------------               --------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            S.A.C. Capital Management, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                       (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                             [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER

                                3,646,444 (including 1,839,819 shares issuable
                                upon exercise of warrants) (see Item 5)
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,646,444 (including 1,839,819 shares issuable upon exercise of warrants) (see Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,646,444 (including 1,839,819 shares issuable upon exercise of warrants) (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                        [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.99% (see Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------------------------               --------------------
CUSIP NO.      961840105                                    PAGE 4 OF 13 PAGES
---------------------------------------------               --------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            S.A.C. Capital Associates, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                       (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                             [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Anguilla, British West Indies
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER

                                3,646,444 (including 1,839,819 shares issuable
                                upon exercise of warrants) (see Item 5)
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,646,444 (including 1,839,819 shares issuable upon exercise of warrants) (see Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,646,444 (including 1,839,819 shares issuable upon exercise of warrants) (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                        [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.99% (see Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------------------------               --------------------
CUSIP NO.      961840105                                    PAGE 5 OF 13 PAGES
---------------------------------------------               --------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Steven A. Cohen
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                       (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                             [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER

                                3,646,444 (including 1,839,819 shares issuable
                                upon exercise of warrants) (see Item 5)
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,646,444 (including 1,839,819 shares issuable upon exercise of warrants) (see Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,646,444 (including 1,839,819 shares issuable upon exercise of warrants) (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                        [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.99% (see Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

     Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (the "AMENDMENT NO. 2") amends the Schedule 13D filed on November 3, 2004 [File Number 005-41525] (the "ORIGINAL SCHEDULE 13D") as amended on November 9, 2004 (such Original Schedule 13D as amended, "AMENDMENT NO. 1"). This Amendment No. 2 is being filed by S.A.C. Capital Associates, LLC ("SAC CAPITAL ASSOCIATES" or "SAC INVESTOR"), S.A.C. Capital Advisors, LLC ("SAC CAPITAL ADVISORS"), S.A.C. Capital Management, LLC ("SAC CAPITAL MANAGEMENT") and Steven A. Cohen ("MR. Cohen" and, together with SAC Capital Associates, SAC Capital Advisors and SAC Capital Management, the "REPORTING PERSONS") relating to the Class A Common Stock, par value $0.10 per share, of The Wet Seal, Inc., a Delaware corporation (the "COMPANY"). Unless the context otherwise requires, references herein to the "Common Stock" are to such Class A Common Stock of the Company.

     The Reporting Entities are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Entities to file jointly (the "JOINT FILING AGREEMENT") is attached hereto as Exhibit 1 (which incorporates by reference to Exhibit A of the Original Schedule 13D). Each Reporting Entity disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by it.

     Mr. Cohen controls each of SAC Capital Advisors and SAC Capital Management. Accordingly, Mr. Cohen may be deemed to be the beneficial owner of the shares of Common Stock held by SAC Capital Associates for purposes of Rule 13d-3 under the Exchange Act. Mr. Cohen disclaims beneficial ownership of any of the securities covered by this statement.

ITEM 4.     PURPOSE OF TRANSACTION.

     Item 4 of the Original 13D and Amendment No. 1 is being amended and restated as follows:

     SAC Capital Associates purchased the Shares because of the Reporting Entities' belief that the Company represents an attractive investment based on the Company's business prospects and strategy.

     On November 9, 2004 (the "ORIGINAL DATE"), SAC Capital Associates entered into a Securities Purchase Agreement (the "ORIGINAL SECURITIES PURCHASE AGREEMENT") with the Company and certain other investors pursuant to which SAC Capital Associates would purchase $26 million principal amount of secured convertible notes, two additional investment rights to purchase $6,435,000 and $3,867,500, respectively, of secured convertible notes, and four traches of warrants exercisable collectively into 8,840,000 shares of Common Stock, for an aggregate purchase price of $25.4 million (SAC Capital Associates together with such other investors as referred to herein the "ORIGINAL INVESTORS"). The Original Securities Purchase Agreement is attached hereto as Exhibit 2 (which incorporates by reference to Exhibit A of Amendment No. 1).

     On December 13, 2004, the Original Investors and certain new investors (the "NEW INVESTORS", and collectively the "INVESTORS") entered into an Amended and Restated Securities Purchase Agreement as set forth on Exhibit 3 attached hereto (the "AMENDED AND RESTATED SECURITIES PURCHASE AGREEMENT").

     Pursuant to the terms of the Amended and Restated Securities Purchase Agreement (the "AMENDED Transaction"), the aggregate principal amount of the secured convertible notes to be purchased by SAC Capital Associates at the closing of the transaction has been increased from $26.0 million to $27.5 million. The initial conversion price per share for all of the secured convertible notes to be issued at the closing of the transaction will be $1.50. The additional investment right to purchase any additional secured convertible notes in the future has been eliminated. In consideration of the agreement to provide additional funds at the closing, SAC Capital Associates will receive warrants, in addition to the previously agreed upon issuance of warrants, to acquire an additional 98,036 shares of Common Stock at closing, which will be exercisable for five years and will have an initial exercise price of $2.75 per share. Overall, because of the addition of the New Investors to the Amended Transaction, the warrants issuable to SAC Capital Associates in the Amended Transaction have been reduced, in the aggregate, from warrants initially exercisable for up to 8,840,000 shares of Common Stock to warrants initially exercisable for up to 7,316,964 shares of Common Stock.

     Concurrently with the execution of the Amended and Restated Securities Purchase Agreement, SAC Capital Associates delivered to the Company for cancellation its original four year Series A Warrant exercisable initially for 1,495,000 shares of common stock at an exercise price of $1.75 per share (the "ORIGINAL SERIES A WARRANT") and received a new four year Amended and Restated Series A Warrant, in the form attached hereto as Exhibit 5 (the "AMENDED AND RESTATED SERIES A WARRANT"), exercisable initially for 1,129,464 shares of common stock at an exercise price of $1.75 per share.

     The Amended and Restated Securities Purchase Agreement contemplates the issuance of the following securities to SAC Capital Associates for a purchase price of $26.9 million (subject to adjustment) at the closing of the Amended Transaction (in addition to the Amended and Restated Series A Warrant issued on December 13, 2004):

     o $27.5 million in principal amount of secured convertible seven year notes (the "NOTES"), which bear interest at the applicable federal funds rate, payable in cash or in kind at the Company's option, and which are convertible initially into 18,333,333 shares of Common Stock at a conversion price of $1.50 per share. The notes will be issued pursuant to an indenture (the "INDENTURE"), by and among the Company and The Bank of New York, as trustee (the "TRUSTEE").

     o Three tranches of warrants exercisable initially into an aggregate of 6,187,500 shares of Common Stock (together with the Amended and Restated Series A Warrant, the "WARRANTS") as follows:

          o One tranche of four year warrants with an exercise price of $2.25 per share of Common Stock (exercisable initially into 1,669,643 shares of Common Stock); and

          o Two tranches of five year warrants with respective exercise prices of $2.50 and $2.75 per share of Common Stock (exercisable initially into 2,209,821 and 2,308,036 shares of Common Stock, respectively).

     The amended and restated form of Note is attached hereto as Exhibit 4. The amended and restated forms of Warrants are attached hereto as Exhibits 5, 6, 7 and 8, respectively.

     The Notes will be secured by a second lien on substantially all of the personal property assets of the Company and certain of its subsidiaries. The Notes and the liens securing the Notes are fully subordinated to the debt and liens in favor of the Company's senior lenders, pursuant to the Subordination Agreement (as defined below).

     The Notes and Warrants will have full ratchet antidilution protection for any future stock issuances below their conversion or exercise price, as the case may be.

     In addition, SAC Capital Associates has the right to assign all or a portion of its rights to purchase the securities under the Amended and Restated Securities Purchase Agreement to third parties.

     SAC CAPITAL ASSOCIATES IS PROHIBITED FROM CONVERTING THE NOTES OR EXERCISING THE WARRANTS IF AFTER SUCH CONVERSION OR EXERCISE, SAC CAPITAL ASSOCIATES WOULD BENEFICIALLY OWN MORE THAN 9.99% OF THE OUTSTANDING COMMON STOCK OF THE COMPANY.

     The Company has agreed in the Amended and Restated Securities Purchase Agreement that prior to the closing of the Amended Transaction it will not (x) solicit offers, inquiries or proposals for, or entertain any offer, inquiry or proposal to enter into any significant transaction in lieu of, or which would impede or prevent the Amended Transaction (a "COMPETING TRANSACTION"), including without limitation, a merger or other business combination, an acquisition of any equity or equity-linked securities, the issuance of debt in excess of $10 million, a sale of significant assets or a liquidation of the Company, or (y) conduct any discussions or negotiations, or provide any information to (or review any information of) any other party, or enter into any agreement, arrangement or understanding regarding, or in connection with, a Competing Transaction.

     The obligation of the Investors to consummate the Amended Transaction is subject to the conditions set forth in the Amended and Restated Securities Purchase Agreement including, without limitation, execution and delivery of additional documentation for the Amended Transaction, no material adverse change, reduction in the size of the Company's board of directors from 11 directors to no more than 9 directors, shareholder approval (including approval of the Amended Transaction and an amendment to the Company's Certificate of Incorporation to increase the authorized number of shares of Common Stock to accommodate the Amended Transaction) and the holders of a majority of the securities issued in the Amended Transaction being satisfied with the identity of one less than a majority of the members of the Company's board of directors. Nonetheless, the Reporting Persons are voluntarily reporting at this time the securities issued and to be issued in connection with the Amended Transaction as if the Amended Transaction has been consummated.

     The Amended and Restated Securities Purchase Agreement is subject to termination under certain circumstances, including, without limitation, material breach of representations or covenants (after failure to cure) that constitutes an event of default under either the Company's current bank facility or the Bridge Facility (as defined below) or if the closing of the Amended Transaction has not occurred by March 31, 2005.

     As a result of the foregoing, the issuance of the Notes and Warrants (other than the Series A Warrants) is subject to conditions beyond the control of any Reporting Persons. In addition, unless the Amended Transaction is consummated sooner, the Series A Warrants are not exercisable until May 9, 2005.

     The Company has agreed to use its reasonable best efforts to enter into consulting agreements with Michael Gold and Tom Brosig (or his affiliate entity) and to engage a real estate and lease appraisal consultant to evaluate and make recommendations regarding lease terminations and modifications, in each case on terms satisfactory to the Company's Board of Directors and a majority in interest of the Investors. The Reporting Persons have suggested to the Company a candidate for the real estate consultant.

     The Reporting Persons believe that in order for the Company to return to profitability, a significant number of Wet Seal stores should be closed and the retail concept at the stores which remain open should be refocused.

     On November 9, 2004, the Company, SAC Capital Associates and certain of the Original Investors (the "ORIGINAL BRIDGE INVESTORS") entered into a Credit Agreement, which is attached hereto as Exhibit 9 (which incorporates by reference to Exhibit F of Amendment No. 1) (the "CREDIT AGREEMENT"), pursuant to which the Original Bridge Investors made a $10 million secured term loan to the Company (the "BRIDGE FACILITY"). The repayment of the Bridge Facility will be made at the earlier of (x) the closing of the Amended Transaction, as a partial payment of the purchase price in the Amended Transaction, (y) termination of the Amended and Restated Securities Purchase Agreement and (z) February 28, 2005 (which date is extendable, at the sole discretion of holders of a majority in principal amount of the loans under the Bridge Facility, to March 31, 2005 or April 29, 2005). The Credit Agreement contains various affirmative and negative covenants and specified events of default.

     On December 13, 2004, SAC Capital Associates entered into assignment and acceptance agreements, by and among SAC Capital Associates, the Company and the New Investors (the "ASSIGNMENT AND ACCEPTANCE DOCUMENTS"), which are attached hereto as Exhibit 11, pursuant to which SAC Capital Associates sold and assigned an aggregate of $1,589,286 in principal amount of its interests and obligations under the Credit Agreement and other loan documents to the New Investors (together with the Original Bridge Investors, the "BRIDGE INVESTORS").

     Acceleration of the Bridge Facility is subject to certain restrictions contained in an intercreditor and lien subordination agreement with the Company's senior lenders, which is attached hereto as Exhibit 10 (which incorporates by reference to Exhibit G of Amendment No. 1) (the "INTERCREDITOR AGREEMENT").


     On November 9, 2004, the Company, SAC Capital Associates and the Original Investors entered into a Registration Right Agreement, which is attached hereto as Exhibit 12 (which incorporates by reference to Exhibit H of Amendment No. 1) (the "ORIGINAL REGISTRATION RIGHTS AGREEMENT"). On December 13, 2004, in connection with the execution of the Amended and Restated Securities Purchase Agreement, the Company and the Investors also amended the Original Registration Rights Agreement and entered into an Amended and Restated Registration Right Agreement, which is attached hereto as Exhibit 13 (the "AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT"). Pursuant to the Amended and Restated Registration Rights Agreement, the Company has agreed to provide certain registration rights with respect to the securities issued and to be issued under the Amended and Restated Securities Purchase Agreement, including the obligation of the Company to file with the SEC, as soon as practicable but in no event later than 30 calendar days after the consummation of the Amended Transaction or the termination of the Amended Transaction, as the case may be, a Registration Statement on Form S-3 covering the resale of all such securities.

     On November 9, 2004, the Company, SAC Capital Associates, the Original Investors and the Company's senior lenders entered into a Subordination Agreement, with respect to all fees, costs, payments, expenses, concurrent or subsequent notes or obligations of any form whatsoever relating thereto in favor of SAC Capital Associates or any of the Original Investors, which is attached hereto as Exhibit 14 (which incorporates by reference to Exhibit I of Amendment No. 1) (the "SUBORDINATION AGREEMENT"). The Company's senior lenders have required, as a condition to their consent to the amendment of the Original Securities Purchase Agreement, that on the closing date of the Amended Transaction the Investors, the Company and the Trustee execute an amended and restated subordination agreement.

     The Reporting Persons intend to continue to review and evaluate their investment in the Company. Depending on the price and availability of funds, subsequent developments affecting the Company, the Company's business, other investment and business opportunities available to the Reporting Persons and general stock market, economic and other factors that the Reporting Persons may deem relevant from time to time, the Reporting Persons may maintain their investment at current levels or sell all or a part of their investment, or acquire additional shares of Common Stock or other securities of Company (pursuant to the Amended Transaction or otherwise) at any time, subject to the conditions and the ownership limitation set forth in the Notes and the Warrants. Any acquisition or disposition of shares of Common Stock by the Reporting Persons may be effected through open market or privately negotiated transactions, or otherwise.

     Except to the extent set forth above, or in any other Item hereof, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of this Amendment No. 2. However, the Reporting Persons may, at any time and from time to time, review or reconsider their position (including the Amended Transaction) with respect to the Company, and formulate (and modify) plans or proposals with respect to any such matters, subject to the terms and conditions set forth in the Amended and Restated Securities Purchase Agreement. At the request of the Company and prior to the closing of the Amended Transaction, the Reporting Persons may provide additional assistance to the Company in the development of its business and business plan.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

     Item 6 of the Original Schedule 13D and Amendment No. 1 is being amended and restated as follows:

     As described in Item 4 above, (i) on November 9, 2004, the Company and the Original Investors entered into the Original Securities Purchase Agreement (which includes as exhibits, the forms of notes, additional investment rights and warrants which would have been issued thereunder), Credit Agreement, Intercreditor Agreement, Original Registration Right Agreement and Subordination Agreement, a copy of which is attached as Exhibits 2, 9, 10, 12 and 14 hereto, respectively; (ii) on November 9, 2004, the Company issued the Original Series A Warrants; (iii) on December 13, 2004, the Company and the Investors entered into the Amended and Restated Securities Purchase Agreement (which includes as exhibits, the forms of Notes and Warrants to be issued in the Amended Transaction) and the Amended and Restated Registration Rights Agreement, a copy of which is attached as Exhibits 3 and 13 hereto, respectively; (iv) on December 13, 2004, the Company issued the Amended and Restated Series A Warrants; and (v) on December 13, 2004, the Company, SAC Capital Associates and the New Investors entered into the Assignment Agreements, a copy of which is attached as Exhibit 11 hereto.

     Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto, which is attached as Exhibit 1 hereto (which incorporates by reference to Exhibit A of the Original Schedule
13D).

     On November 3, 2004, the Company and SAC Capital Management entered into an Exclusivity Agreement, a copy of which is attached hereto as Exhibit 15 (which incorporates by reference to Exhibit D of the Original Schedule 13D), which has been superseded by the Securities Purchase Agreement.

     The Company and SAC Capital Management entered into a Confidentiality and Standstill Agreement on October 1, 2004, as amended on October 4, 2004, a copy of which is attached hereto as Exhibit 16 (which incorporates by reference to Exhibit E of the Original Schedule 13D) (as amended, the "CONFIDENTIALITY Agreement"). In the Confidentiality Agreement, SAC Capital Management agreed to keep confidential any non-public information provided to SAC Capital Management by the Company and not propose any transaction alternative to that which the Company proposed to SAC Capital Management, engage in a proxy contest or otherwise act or seek to control the management, Board of Directors or policies of the Company until the earlier of October 1, 2005 or the Company's bankruptcy, without the consent of the Board of Directors of the Company.

     Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Company.


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

     Item 7 of the Original 13D and Amendment No. 1 is being amended and restated as follows:

1.  Joint  Filing  Agreement  dated  November  3,  2004,  signed  by each of the
Reporting Persons in order to confirm that this statement is being filed on behalf of each of the Reporting Persons (incorporated by reference to Exhibit A of the Original Schedule 13D).

2. Original Securities Purchase Agreement dated November 9, 2004, by and among the Company, SAC Capital Associates and certain other persons (incorporated by reference to Exhibit A of Amendment No. 1).

3. Amended and Restated Securities Purchase Agreement dated December 13, 2004, by and among the Company, SAC Capital Associates and certain other persons.

4.  Amended and Restated Form of Notes.

5.  Amended and Restated Form of Series A Warrant.

6.  Amended and Restated Form of Series B Warrant.

7.  Amended and Restated Form of Series C Warrant.

8.  Amended and Restated Form of Series D Warrant.

9. Credit Agreement dated November 9, 2004, by and among the Company, SAC Capital Associates and certain other persons (incorporated by reference to Exhibit F of Amendment No. 1).

10. Intercreditor Agreement dated November 9, 2004, by and among the Company's senior lenders and the lenders for the Bridge Facility (incorporated by reference to Exhibit G of Amendment No. 1).

11. Assignment and Acceptance Documents, dated December 13, 2004, by and among SAC Capital Associates, the Company and the New Investors.

12. Original Registration Right Agreement dated November 9, 2004, by and among the Company, SAC Capital Associates and certain other persons (incorporated by reference to Exhibit H of Amendment No. 1).

13. Amended Registration Right Agreement, dated December 13, 2004, by and among the Company, SAC Capital Associates and certain other persons.

14. Subordination Agreement dated November 9, 2004, by and among the Company's senior lender, SAC Capital Associates and certain other persons (incorporated by reference to Exhibit I of Amendment No. 1).

15. Exclusivity Letter dated November 3, 2004, by and between SAC Capital Management and the Company (incorporated by reference to Exhibit D of the Original Schedule 13D).

16. Confidentiality Agreement, dated October 1, 2004, as amended on October 4, 2004, by and between SAC Capital Management and the Company (incorporated by reference to Exhibit E of the Original Schedule 13D).

                                   SIGNATURES

     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 16, 2004

S.A.C. CAPITAL ADVISORS, LLC




By:  /s/ Peter Nussbaum
     -----------------------------------------------
     Name: Peter Nussbaum
     Title: Authorized Person

S.A.C. CAPITAL MANAGEMENT, LLC





By:  /s/ Peter Nussbaum
     -----------------------------------------------
     Name: Peter Nussbaum
     Title: Authorized Person

S.A.C. CAPITAL ASSOCIATES, LLC




By:  /s/ Peter Nussbaum
     -----------------------------------------------
     Name: Peter Nussbaum
     Title: Authorized Person


STEVEN A. COHEN

By:  /s/ Peter Nussbaum
     -----------------------------------------------
     Name: Peter Nussbaum
     Title: Authorized Person

                                  EXHIBIT INDEX

1.  Joint  Filing  Agreement  dated  November  3,  2004,  signed  by each of the
Reporting Persons in order to confirm that this statement is being filed on behalf of each of the Reporting Persons (incorporated by reference to Exhibit A of the Original Schedule 13D).

2. Original Securities Purchase Agreement dated November 9, 2004, by and among the Company, SAC Capital Associates and certain other persons (incorporated by reference to Exhibit A of Amendment No. 1).

3. Amended and Restated Securities Purchase Agreement dated December 13, 2004, by and among the Company, SAC Capital Associates and certain other persons.

4.  Amended and Restated Form of Notes.

5.  Amended and Restated Form of Series A Warrant.

6.  Amended and Restated Form of Series B Warrant.

7.  Amended and Restated Form of Series C Warrant.

8.  Amended and Restated Form of Series D Warrant.

9. Credit Agreement dated November 9, 2004, by and among the Company, SAC Capital Associates and certain other persons (incorporated by reference to Exhibit F of Amendment No. 1).

10. Intercreditor Agreement dated November 9, 2004, by and among the Company's senior lenders and the lenders for the Bridge Facility (incorporated by reference to Exhibit G of Amendment No. 1).

11. Assignment and Acceptance Documents, dated December 13, 2004, by and among SAC Capital Associates, the Company and the New Investors.

12. Original Registration Right Agreement dated November 9, 2004, by and among the Company, SAC Capital Associates and certain other persons (incorporated by reference to Exhibit H of Amendment No. 1).

13. Amended Registration Right Agreement, dated December 13, 2004, by and among the Company, SAC Capital Associates and certain other persons.

14. Subordination Agreement dated November 9, 2004, by and among the Company's senior lender, SAC Capital Associates and certain other persons (incorporated by reference to Exhibit I of Amendment No. 1).

15. Exclusivity Letter dated November 3, 2004, by and between SAC Capital Management and the Company (incorporated by reference to Exhibit D of the Original Schedule 13D).

16. Confidentiality Agreement, dated October 1, 2004, as amended on October 4, 2004, by and between SAC Capital Management and the Company (incorporated by reference to Exhibit E of the Original Schedule 13D).

                                   EXHIBIT 3

               AMENDED AND RESTATED SECURITIES PURCHASE AGREEMENT


     AMENDED AND RESTATED SECURITIES PURCHASE AGREEMENT (the "AGREEMENT"), dated as of December 13, 2004, by and among The Wet Seal, Inc., a Delaware corporation, with headquarters located at 26972 Burbank, Foothill Ranch, California 92610 (the "COMPANY"), and the investors listed on the Schedule of Buyers attached hereto (individually, a "BUYER" and collectively, the "BUYERS").

     WHEREAS:

     A. The Company and certain Buyers (the "ORIGINAL BUYERS") entered into that certain Securities Purchase Agreement (the "ORIGINAL AGREEMENT") dated as of November 9, 2004 (the "ORIGINAL DATE").

     B. The Company and each Original Buyer desires to amend and restate the terms of the Original Purchase Agreement to reflect the modifications to the terms of thereof. Now, therefore, the Original Agreement is amended and restated in its entirety as follows.

     C. The Company and each Buyer is executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by Section 4(2) of the Securities Act of 1933, as amended (the "1933 ACT"), and Rule 506 of Regulation D ("REGULATION D") as promulgated by the United States Securities and Exchange Commission (the "SEC") under the 1933 Act.

     D. The Company has authorized a new series of convertible notes of the Company in substantially the form attached hereto as EXHIBIT A (as amended or modified from time to time, the "NOTES"), which Notes shall be convertible into the Company's Class A Common Stock, $0.10 par value per share (the "CLASS A COMMON STOCK"), in accordance with the terms of such Notes, and shall be issued pursuant to the provisions of an indenture, dated as of the Closing Date, by and between the Company and an indenture trustee reasonably acceptable to the Majority Buyers (as defined below), as trustee (the "INDENTURE").

     E. Each Buyer wishes to purchase, and the Company wishes to sell, upon the terms and conditions stated in this Agreement, (i) that aggregate principal amount of Notes set forth opposite such Buyer's name in column (3) on the Schedule of Buyers (which aggregate principal amount for all Buyers shall be Fifty-Six Million Dollars ($56,000,000)) (the shares of Class A Common Stock into which the Notes are convertible, collectively, the "CONVERSION SHARES") and
(ii) (A) Series B Warrants, in substantially the form attached hereto as EXHIBIT B-2 (the "SERIES B WARRANTS"), to acquire up to that number of shares of Class A Common Stock set forth opposite such Buyer's name in column (3) of the Schedule of Warrants attached hereto, (B) Series C Warrants, in substantially the form attached hereto as EXHIBIT B-3 (the "SERIES C WARRANTS"), to acquire up to that number of shares of Class A Common Stock set forth opposite such Buyer's name in column (4) of the Schedule of Warrants attached hereto, and (C) Series D Warrants, in substantially the form attached hereto as EXHIBIT B-4 (the "SERIES D WARRANTS"), to acquire up to that number of shares of Class A Common Stock set forth opposite such Buyer's name in column (5) of the Schedule of Warrants attached hereto (the Series B Warrants, the

Series C Warrants and the Series D Warrants are collectively referred to herein as the "ADDITIONAL WARRANTS") (as exercised, collectively, the "ADDITIONAL WARRANT SHARES").

     F. On the Original Date, the Original Buyers received Series A Warrants, in substantially the form attached to the Original Agreement as EXHIBIT C-1 (the "ORIGINAL SERIES A WARRANTS"). On the date hereof, each Original Buyer will deliver its Original Series A Warrants to the Company for cancellation and each Buyer will receive Series A Warrants, in substantially the form attached hereto as EXHIBIT B-1 (collectively, the "SERIES A WARRANTS" and together with the Additional Warrants, the "WARRANTS") to acquire up to that number of additional shares of Class A Common Stock set forth opposite such Buyer's name in column
(2) of the Schedule of Warrants (as exercised, the "SERIES A WARRANT SHARES" and together with the Additional Warrant Shares, the "WARRANT SHARES").

     G. Contemporaneously with the execution and delivery of this Agreement, the parties hereto are executing and delivering an Amended and Restated Registration Rights Agreement, substantially in the form attached hereto as EXHIBIT C (as amended or modified from time to time in accordance with its terms, the "REGISTRATION RIGHTS AGREEMENT"), pursuant to which the Company has agreed to provide certain registration rights with respect to the Notes, the Warrants, the Conversion Shares and the Warrant Shares under the 1933 Act and the rules and regulations promulgated thereunder, and applicable state securities laws.

     H. On the Original Date, the Company and certain of its subsidiaries entered into temporary financing arrangements with certain of the Original Buyers, as secured lenders, and as more fully set forth in a credit agreement by and among the Company, The Wet Seal Catalog, Inc., and The Wet Seal Retail, Inc., as borrowers (collectively, the "BRIDGE BORROWERS"), and Wet Seal GC,
Inc., as guarantor (together with the Bridge Borrowers, the "BRIDGE LOAN PARTIES"), S.A.C. Capital Associates, LLC, as administrative agent and collateral agent (in such capacity the "BRIDGE AGENT"), and certain of the Original Buyers, as lenders, and certain other security and ancillary documents related thereto, and an intercreditor and lien subordination agreement by and among the Bridge Agent, Fleet Retail Group, Inc., as administrative agent and collateral agent (the "SENIOR AGENT") for certain lenders (the "SENIOR LENDERS"), and the Bridge Loan Parties (the "BRIDGE FACILITY"), pursuant to which, subject to the satisfaction of certain borrowing conditions, the Original Buyers made available to the Bridge Borrowers a $10 million secured term loan (the "BRIDGE AMOUNT"). On the date hereof certain of the Original Buyers and the June 2004 Participants (as defined below) have entered into an assignment agreement, whereby $2.5 million of the Bridge Amount of such Original Buyers shall be assigned to the June 2004 Participants, as secured lenders under the Bridge Facility. The documents entered into in connection with the Bridge Facility are referred to herein as the "BRIDGE FACILITY DOCUMENTS". In connection with this Agreement and the related documents, the Company has obtained the requisite consents from the Senior Lenders.

     I. The Notes, the Conversion Shares, the Warrants and the Warrant Shares collectively are referred to herein as the "Securities".

     J. The Notes will be secured by a second lien on substantially all of the personal property assets of the Bridge Loan Parties. The Notes and the liens securing such Notes will be fully subordinated to the debt and liens in favor of the Senior Agent and the Senior Lenders pursuant to an Amended and Restated Subordination Agreement, to be dated as of the Closing Date, among the Senior Lenders , the Buyers, the Trustee and the Company and certain other security and ancillary documents related thereto (collectively, the "SECURITY AGREEMENTS").

     NOW, THEREFORE, the Company and each Buyer hereby agree as follows:

     1.   PURCHASE AND SALE OF NOTES AND WARRANTS.

          (a)  PURCHASE OF NOTES AND WARRANTS.

               (i) SERIES A WARRANTS. On the Original Date, the Company issued to the Original Buyers the Original Series A Warrants. Concurrently with the execution of this Agreement, each Original Buyer will deliver to the Company its Original Series A Warrant for cancellation and the Company will simultaneously issue to each Buyer one or more Series A Warrants to acquire up to that number of Series A Warrant Shares as is set forth opposite such Buyer's name in column
(2) on the Schedule of Warrants.

               (ii) NOTES AND ADDITIONAL WARRANTS. Subject to the satisfaction (or waiver) of the conditions set forth in Sections 6 and 7 below, the Company shall issue and sell to each Buyer, and each Buyer severally, but not jointly, agrees to purchase from the Company on the Closing Date (as defined below), (A) one or more Notes issued pursuant to the Indenture with an aggregate principal amount as is set forth opposite such Buyer's name in column (3) on the Schedule of Buyers, (B) one or more Series B Warrants to acquire up to that number of Warrant Shares as is set forth opposite such Buyer's name in column (3) on the Schedule of Warrants, (C) one or more Series C Warrants to acquire up to that number of Warrant Shares as is set forth opposite such Buyer's name in column
(4) on the Schedule of Warrants and (D) one or more Series D Warrants to acquire up to that number of Warrant Shares as is set forth opposite such Buyer's name in column (5) on the Schedule of Warrants. At no time shall the aggregate principal amount of the Notes (which are referred to as the Securities as defined in the Indenture) purchased pursuant to this Agreement exceed $56,000,000 without the written consent of the Senior Lenders.

               (iii) CLOSING. The date and time (the "CLOSING DATE") of the consummation of the transactions contemplated by Section 1(a)(ii) above (the "CLOSING") shall be five (5) Business Days after notification of satisfaction (or waiver) of the conditions to the Closing set forth in Sections 6 and 7 below (or such other date as is mutually agreed to by the Company and holders of at least a majority of the principal amount of the Notes issued and, prior to the Closing, issuable hereunder (the "MAJORITY BUYERS")) at the offices of Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York 10022. For purposes of this Agreement, "BUSINESS DAY" means any day other than Saturday, Sunday or other day on which commercial banks in the City of New York are authorized or required by law to remain closed.

               (iv) PURCHASE PRICE.

                    (1) The aggregate purchase price for the Notes and the Warrants to be purchased by each Buyer at the Closing (the "PURCHASE Price") shall be the amount set forth opposite such Buyer's name in column
     (5) of the Schedule of Buyers less (A) such Buyer's pro rata share of any outstanding Bridge Amount (including any outstanding principal, accrued and unpaid interest, fees, late charges and other amounts due in respect thereof) and (B) in the case of S.A.C. Capital Associates, LLC ("SAC") (a Buyer), a withholding amount with respect to certain expenses in accordance with Section 4(g)(ii).

                    (2) The Buyers and the Company agree that the Notes and the Warrants constitute an "investment unit" for purposes of Section 1273(c)(2) of the Internal Revenue Code of 1986, as amended (the "CODE"). Not later than two days before the Closing Date, the Majority Buyers shall notify the Company of their determination of the allocation of the issue price of such investment unit between the Notes and the Warrants in accordance with
     Section 1273(c)(2) of the Code and Treasury Regulation Section 1.1273-2(h), and neither the Buyers nor the Company shall take any position inconsistent with such allocation in any tax return or in any judicial or administrative proceeding in respect of taxes.

          (b) FORM OF PAYMENT. On the Closing Date, (i) each Buyer shall pay its Purchase Price to the Company for the Notes and the Warrants to be issued and sold to such Buyer at the Closing, by wire transfer of immediately available funds in accordance with the Company's written wire instructions and (ii) the Company shall deliver or cause to be delivered to each Buyer (A) the Notes (for the account of such Buyer as such Buyer shall instruct) which such Buyer is then purchasing and (B) the Warrants such Buyer is purchasing, in each case duly executed on behalf of the Company and registered in the name of such Buyer or its designee.

     2.   BUYERS' REPRESENTATIONS AND WARRANTIES.

          Each Buyer represents and warrants with respect to only itself that:

          (a) NO SALE OR DISTRIBUTION. Such Buyer is acquiring the Notes and the Warrants, and upon conversion of the Notes and exercise of the Warrants, will acquire the Conversion Shares issuable upon conversion of the Notes and the Warrant Shares issuable upon exercise of the Warrants, as the case may be, for its own account, not as nominee or agent, and not with a view towards, or for resale in connection with, the sale or distribution thereof, except pursuant to sales registered or exempted under the 1933 Act; PROVIDED, HOWEVER, that by making the representations herein, such Buyer does not agree to hold any of the Securities for any minimum or other specific term and reserves the right to dispose of the Securities at any time in accordance with or pursuant to a registration statement or an exemption under the 1933 Act. Such Buyer is acquiring the Securities hereunder in the ordinary course of its business. Such Buyer does not presently have any agreement or understanding, directly or indirectly, with any Person to distribute any of the Securities. For the purpose of this Agreement, "PERSON" shall mean any individual, corporation, partnership (general or limited), limited liability company, firm, joint venture, association, joint-stock company, trust, estate, unincorporated organization or government or any department or agency thereof.

          (b)  ACCREDITED   INVESTOR  STATUS.   Such  Buyer  is  an  "accredited
investor" as that term is defined in Rule 501(a) of Regulation D.

          (c) RELIANCE ON EXEMPTIONS. Such Buyer understands that the Securities are being offered and sold to it in reliance on specific exemptions from the registration requirements of United States federal and state securities laws and that the Company is relying in part upon the truth and accuracy of, and such Buyer's compliance with, the representations, warranties, agreements, acknowledgments and understandings of such Buyer set forth herein in order to determine the availability of such exemptions and the eligibility of such Buyer to acquire the Securities.

          (d) INFORMATION. Such Buyer and its advisors, if any, have been furnished with all materials relating to the business, finances and operations of the Company and materials relating to the offer and sale of the Securities which have been requested by such Buyer. Such Buyer and its advisors, if any, have been afforded the opportunity to ask questions of the Company. Neither such inquiries nor any other due diligence investigations conducted by such Buyer or its advisors, if any, or its representatives shall modify, amend or affect such Buyer's right to rely on the Company's representations and warranties contained herein. Such Buyer understands that its investment in the Securities involves a high degree of risk. Such Buyer has sought such accounting, legal and tax advice as it has considered necessary to make an informed investment decision with respect to its acquisition of the Securities.

          (e) NO GOVERNMENTAL REVIEW. Such Buyer understands that no United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Securities or the fairness or suitability of the investment in the Securities nor have such authorities passed upon or endorsed the merits of the offering of the Securities.

          (f) TRANSFER OR RESALE. Such Buyer understands that except as provided in the Registration Rights Agreement: (i) the Securities have not been and are not being registered under the 1933 Act or any state securities laws, and may not be offered for sale, sold, assigned or transferred unless (A) offered for sale, sold, assigned or transferred to an affiliate of such Buyer,
(B) subsequently registered thereunder, (C) such Buyer shall have delivered to the Company an opinion of counsel, in a generally acceptable form, to the effect that such Securities to be sold, assigned or transferred may be sold, assigned or transferred pursuant to an exemption from such registration, or (D) such Buyer provides the Company with reasonable assurance that such Securities can be sold, assigned or transferred pursuant to Rule 144 or Rule 144A promulgated under the 1933 Act, as amended, (or a successor rule thereto) (collectively, "RULE 144"); (ii) any sale of the Securities made in reliance on Rule 144 may be made only in accordance with the terms of Rule 144 and further, if Rule 144 is not applicable, any resale of the Securities under circumstances in which the seller (or the Person through whom the sale is made) may be deemed to be an underwriter (as that term is defined in the 1933 Act) may require compliance with some other exemption under the 1933 Act or the rules and regulations of the SEC thereunder; and (iii) neither the Company nor any other Person is under any obligation to register the Securities under the 1933 Act or any state securities laws or to comply with the terms and conditions of any exemption thereunder.

          (g) LEGENDS. Such Buyer understands that, until such time as the resale of the Securities have been registered under the 1933 Act as contemplated by the Registration Rights Agreement, the certificates or other instruments representing the Securities, except as set forth below, shall bear any legend as required by the "blue sky" laws of any state and a restrictive legend in substantially the following form (and a stop-transfer order may be placed against transfer of such instruments):

          [NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE [CONVERTIBLE] [EXERCISABLE] HAVE BEEN][THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN] REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) AN OPINION OF COUNSEL, IN A GENERALLY ACCEPTABLE FORM, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

The legend set forth above shall be removed and the Company shall issue a certificate without such legend to the holder of the Securities upon which it is stamped, if, unless otherwise required by state securities laws, (i) such Securities are registered for resale under the 1933 Act, (ii) in connection with a sale, assignment or other transfer, such holder provides the Company with an opinion of counsel, in a generally acceptable form, to the effect that such sale, assignment or transfer of the Securities may be made without registration under the applicable requirements of the 1933 Act, or (iii) such holder provides the Company with reasonable assurance that the Securities can be sold, assigned or transferred pursuant to Rule 144 or Rule 144A.

          (h) VALIDITY; ENFORCEMENT. This Agreement, the Registration Rights Agreement and the Bridge Facility Documents to which such Buyer is a party have been duly and validly authorized, executed and delivered on behalf of such Buyer and shall constitute the legal, valid and binding obligations of such Buyer enforceable against such Buyer in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies.

          (i) NO CONFLICTS. The execution, delivery and performance by such Buyer of this Agreement, the Registration Rights Agreement and the Bridge Facility Documents to which such Buyer is a party and the consummation by such Buyer of the transactions contemplated hereby and thereby will not (i) result in a violation of the organizational documents of such Buyer or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which such Buyer is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws) applicable to such Buyer, except in the case of clauses (ii) and (iii) above, for such conflicts, defaults, rights or violations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of such Buyer to perform its obligations hereunder.

          (j)  RESIDENCY.   Such  Buyer  is  a  resident  of  that  jurisdiction
specified below its address on the Schedule of Buyers.

     3.   REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

          The Company represents and warrants to each of the Buyers that:

          (a)  ORGANIZATION AND QUALIFICATION.

               (i) The Company and its "SUBSIDIARIES" (which for purposes of this Agreement means any entity in which the Company, directly or indirectly, owns outstanding capital stock or holds an equity or similar interest representing the outstanding equity or similar interest of such entity) are entities duly organized and validly existing in good standing under the laws of the jurisdiction in which they are formed, and have the requisite power and authorization to own their properties and to carry on their business as now being conducted. Each of the Company and its Subsidiaries is duly qualified as a foreign entity to do business and is in good standing in every jurisdiction in which its ownership of property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect. The Company has no Subsidiaries except as set forth on SCHEDULE 3(A). SCHEDULE 3(A) sets forth the nature and percentage ownership of the Company in each Subsidiary. As used in this Agreement, "MATERIAL ADVERSE EFFECT" means any material adverse effect on the business, properties, assets, operations, results of operations or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole, or on the transactions contemplated hereby and in the Transaction Documents (as defined below) or by the agreements and instruments to be entered into in connection herewith or therewith, or on the authority or ability of the Company to perform its obligations under the Transaction Documents.

          (b) AUTHORIZATION; ENFORCEMENT; VALIDITY. The Company has the requisite power and authority to enter into and perform its obligations under this Agreement, the Notes, the Warrants, the Registration Rights Agreement, the documents relating to the Bridge Facility, the Security Documents, the
Indenture, the Warrant Agreement (as defined in Section 4(a)(ii)), the Irrevocable Transfer Agent Instructions (as defined in Section 5(b)) and any other certificate, instrument or document contemplated hereby or thereby (collectively, the "TRANSACTION DOCUMENTS") and to issue the Securities in accordance with the terms hereof and thereof. The execution and delivery of the Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby and thereby, including, without limitation, the issuance of the Notes and the Warrants, the reservation for issuance and the issuance of the Conversion Shares issuable upon conversion of the Notes and the reservation for issuance and issuance of Warrant Shares issuable upon exercise of the Warrants have been duly authorized by the  Company's  Board of  Directors  and,  other than the filings  specified  in
Section 3(e) and the Stockholder Approval (as defined in Section 4(p)), no further filing, consent, or authorization is required by the Company, its Board of Directors or its stockholders. This Agreement and the other Transaction Documents dated on or prior to the date hereof have been duly executed and delivered by the Company, and constitute the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies. Any other Transaction Documents dated after the date herewith upon execution shall have been duly executed and delivered by the Company, and constitute the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies.

          (c) ISSUANCE OF SECURITIES. The issuance of the Notes and the Warrants and, subject to Stockholder Approval, the issuance of the Conversion Shares and Warrant Shares are duly authorized and are free from all taxes, liens and charges with respect to the issue thereof. As of the Closing, a number of shares of Class A Common Stock shall have been duly authorized and reserved for issuance which equals or exceeds 130% of the aggregate of the maximum number of shares of Class A Common Stock: (i) issuable upon conversion of the Notes pursuant to Section 3 of the Notes as of the trading day immediately preceding the Closing Date and (ii) issuable upon exercise of the Warrants as of the trading day immediately preceding the Closing Date. Upon issuance or conversion in accordance with the Notes or exercise in accordance with the Warrants, as the case may be, the Conversion Shares and the Warrant Shares, respectively, will be validly issued, fully paid and nonassessable and free from all preemptive or similar rights, taxes, liens and charges with respect to the issue thereof, with the holders being entitled to all rights accorded to a holder of Class A Common Stock. Assuming the accuracy of each of the representations and warranties set forth in Section 2 of this Agreement, the offer and issuance by the Company of the Notes and Warrants is exempt from registration under the 1933 Act.

          (d) NO CONFLICTS. Subject, as applicable, to obtaining the Stockholder Approval, the execution, delivery and performance of the Transaction Documents by the Company and the consummation by the Company of the transactions contemplated thereby (including, without limitation, the issuance of the Notes and the Warrants, and reservation for issuance and issuance of the Conversion Shares and the Warrant Shares, without regard to the limitation on issuance thereof) will not (i) result in a violation of any certificate of incorporation, certificate of formation, any certificate of designations or other constituent documents of the Company or any of is Subsidiaries, any capital stock of the Company or any of its Subsidiaries or bylaws of the Company or any of its Subsidiaries or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company or any of its Subsidiaries is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws and regulations and the rules and regulations of the Nasdaq National Market (the "PRINCIPAL MARKET")) applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, except in the case of (ii) and (iii) to the extent that such violation, conflict, default or right would not have a Material Adverse Effect.

          (e) CONSENTS. Except as set forth in SCHEDULE 3(E), the Company is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court, governmental agency or any regulatory or self-regulatory agency or any other Person in order for it to execute, deliver or perform any of its obligations under or contemplated by the Transaction Documents, in each case in accordance with the terms thereof. All consents, authorizations, orders, filings and registrations which the Company is required to obtain pursuant to the preceding sentence shall have been obtained or effected on or prior to the Closing Date, and the Company and its Subsidiaries are unaware of any facts or circumstances which might prevent the Company from obtaining or effecting any of the registration, application or filings pursuant to the preceding sentence. The Company is not in violation of the listing requirements of the Principal Market and has no knowledge of any facts which would reasonably lead to delisting or suspension of the Class A Common Stock in the foreseeable future.

          (f) ACKNOWLEDGMENT REGARDING BUYER'S PURCHASE OF SECURITIES. The Company acknowledges and agrees that each Buyer is acting individually and solely in the capacity of an arm's length purchaser with respect to the Transaction Documents and the transactions contemplated hereby and thereby and that no Buyer is (i) an officer or director of the Company, (ii) an "affiliate" of the Company (as defined in Rule 144) or (iii) to the knowledge of the Company, a "beneficial owner" of more than 10% of the shares of Class A Common Stock (as defined for purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "1934 ACT")). The Company further acknowledges that no Buyer is acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated hereby and thereby, and any advice given by a Buyer or any of its representatives or agents in connection with the Transaction Documents and the transactions contemplated hereby and thereby is merely incidental to such Buyer's purchase of the Securities. The Company further represents to each Buyer that the Company's decision to enter into the Transaction Documents has been based solely on the independent evaluation by the Company and its representatives.

          (g) NO GENERAL SOLICITATION; AGENT'S FEES. Neither the Company, nor any of its affiliates, nor any Person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with the offer or sale of the Securities. The Company shall be responsible for the payment of any placement agent's fees, financial advisory fees, or brokers' commissions (other than for Persons engaged by any Buyer or its investment advisor) relating to or arising out of the transactions contemplated hereby. Except for Rothschild, Inc. and the other agents and advisors whose compensation is set forth on SCHEDULE 3(G) hereto, the Company has not engaged any investment advisor, placement agent or other agent in connection with the sale of the Securities.

          (h) NO INTEGRATED OFFERING. None of the Company, its Subsidiaries, any of their affiliates, and any Person acting on their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of any of the Securities under the 1933 Act or cause this offering of the Securities to be integrated with prior offerings by the Company for purposes of the 1933 Act or, assuming the receipt of the Stockholder Approval, any applicable stockholder approval provisions, including, without limitation, under the rules and regulations of any exchange or automated quotation system on which any of the securities of the Company are listed or designated. None of the Company, its Subsidiaries, their affiliates and any Person acting on their behalf will take any action or steps referred to in the preceding sentence that would require registration of any of the Securities under the 1933 Act or cause the offering of the Securities to be integrated with other offerings.

          (i) DILUTIVE EFFECT. The Company understands and acknowledges that the number of Conversion Shares issuable upon conversion of the Notes and the Warrant Shares issuable upon exercise of the Warrants may increase in certain circumstances. The Company further acknowledges that its obligation to issue Conversion Shares upon conversion of the Notes in accordance with this Agreement and the Notes and its obligation to issue the Warrant Shares upon exercise of the Warrants in accordance with this Agreement, the Warrants and the Warrant Agreement is, in each case, absolute and unconditional regardless of the dilutive effect that such issuance may have on the ownership interests of other stockholders of the Company.

          (j) APPLICATION OF TAKEOVER PROTECTIONS; RIGHTS AGREEMENT. The Company and its board of directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Certificate of Incorporation or the laws of the jurisdiction of its formation which is or could become applicable to any Buyer as a result of the transactions contemplated by this Agreement, including, without limitation, the Company's issuance of the Securities and any Buyer's ownership of the Securities. Except as set forth on
SCHEDULE 3(J)(A), the Company has not adopted a stockholder rights plan or similar arrangement relating to accumulations of beneficial ownership of Class A Common Stock or a change in control of the Company (each a "RIGHTS PLAN"). The Board of Directors of the Company has, prior to the execution of this Agreement, adopted a resolution exempting the issuance of the Securities from any Rights Plan of the Company and from any control share acquisition statute applicable to the Company, which is attached hereto as SCHEDULE 3(J)(B).

          (k) SEC DOCUMENTS; FINANCIAL STATEMENTS. During the two (2) years prior to the Original Date and the date hereof, the Company has filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC pursuant to the reporting requirements of the 1934 Act (all of the foregoing filed prior to the Original Date and the date hereof and all exhibits included therein and financial statements, notes and schedules thereto and documents incorporated by reference therein being hereinafter referred to as the "SEC DOCUMENTS"). The Company has delivered to the Buyers or their respective representatives true, correct and complete copies of the SEC Documents not available on the EDGAR system. As of their respective dates, the SEC Documents complied in all material respects with the requirements of the 1934 Act and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents, and none of the SEC Documents, at the time they were filed with the SEC, or as of the date of the last amendment thereof, if amended after filing, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of their respective dates, the financial statements of the Company included in the SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. Such financial statements have been prepared in accordance with generally accepted accounting principles, consistently applied, during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of the Company as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments).

          (l) ABSENCE OF CERTAIN CHANGES. Other than as set forth in the SEC Documents, since the date of the Company's most recent SEC Documents prior to the Original Date, there has been no material adverse change and no material adverse development, which constitutes a Material Adverse Effect as defined in
Section 8(e) of this Agreement. Since January 31, 2004, the Company has not (i) declared or paid any dividends, (ii) sold any assets, individually or in the aggregate, in excess of $100,000 outside of the ordinary course of business or
(iii) had capital expenditures, individually or in the aggregate, in excess of $100,000 outside of the ordinary course of business. The Company has not taken any steps to seek protection pursuant to any bankruptcy law nor does the Company have any knowledge or reason to believe that its creditors intend to initiate involuntary bankruptcy proceedings or any actual knowledge of any fact which would reasonably lead a creditor to do so. The Company and its Subsidiaries, individually and on a consolidated basis, are not as of the Original Date or the date hereof, and after giving effect to the transactions contemplated hereby to occur at the Closing will not be, Insolvent. For purposes of this Section 3(l), "INSOLVENT" means, with respect to any Person, (i) the present fair saleable value of such Person's assets is less than the amount required to pay such Person's total Indebtedness (as defined in Section 3(s)) (other than any future lease liabilities as such exist on the Original Date), (ii) the Person is unable to pay its debts and liabilities (other than any future lease liabilities as such exist on the Original Date), subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured, (iii) such Person intends to incur or believes that it will incur debts (other than any future lease liabilities as such exist on the Original Date) that would be beyond its ability to pay as such debts mature or (iv) such Person has unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is proposed to be conducted.

          (m) NO UNDISCLOSED EVENTS, LIABILITIES, DEVELOPMENTS OR CIRCUMSTANCES. No event, liability, development or circumstance has occurred or exists, or is contemplated to occur with respect to the Company or its Subsidiaries or their respective business, properties, prospects operations or financial condition, that would be required to be disclosed by the Company under applicable securities laws on a registration statement on Form S-1 filed with the SEC relating to an issuance and sale by the Company of its Class A Common Stock and which has not been publicly announced.

          (n) CONDUCT OF BUSINESS; REGULATORY PERMITS. Neither the Company nor its Subsidiaries is in violation of any term of or in default under its Certificate of Incorporation or Bylaws or their organizational charter or certificate of incorporation or bylaws, respectively. Neither the Company nor any of its Subsidiaries is in violation of any judgment, decree or order or any statute, ordinance, rule or regulation applicable to the Company or its Subsidiaries, and neither the Company nor any of its Subsidiaries will conduct its business in violation of any of the foregoing, except for possible violations which would not, individually or in the aggregate, have a Material Adverse Effect. Without limiting the generality of the foregoing, the Company is not in violation of any of the rules, regulations or requirements of the Principal Market and has no knowledge of any facts or circumstances which would reasonably lead to delisting or suspension of the Class A Common Stock by the Principal Market in the foreseeable future. Since January 31, 2004, (i) the Class A Common Stock has been designated for quotation on the Principal Market,
(ii) trading in the Class A Common Stock has not been suspended by the SEC or the Principal Market and (iii) the Company has received no communication, written or oral, from the SEC or the Principal Market regarding the suspension or delisting of the Class A Common Stock from the Principal Market. The Company and its Subsidiaries possess all certificates, authorizations and permits issued by the appropriate regulatory authorities necessary to conduct their respective businesses, as presently operated, except where the failure to possess such certificates, authorizations or permits would not have, individually or in the aggregate, a Material Adverse Effect, and neither the Company nor any such Subsidiary has received any notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit.

          (o) FOREIGN CORRUPT PRACTICES. Neither the Company, nor any of its Subsidiaries, nor any director, officer, agent, employee or other Person acting on behalf of the Company or any of its Subsidiaries has, in the course of its actions for, or on behalf of, the Company (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended; or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee.

          (p) SARBANES-OXLEY ACT. The Company is in compliance with any and all applicable requirements of the Sarbanes-Oxley Act of 2002 that were effective as of the Original Date or are effective as of the date hereof, and any and all applicable rules and regulations promulgated by the SEC thereunder that were effective as of the Original Date or are effective as of the date hereof, except where such noncompliance would not have, individually or in the aggregate, a Material Adverse Effect.

          (q) TRANSACTIONS WITH AFFILIATES. Except as set forth in the SEC Documents filed at least ten days prior to the Original Date and the date hereof and other than options disclosed on SCHEDULE 3(R), none of the officers, directors or employees of the Company was as of the Original Date or is presently a party to any transaction with the Company or any of its Subsidiaries (other than for ordinary course services as employees, officers or directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any such officer, director or employee or, to the knowledge of the Company, any corporation, partnership, trust or other entity in which any such officer, director, or employee has a substantial interest or is an officer, director, trustee or partner.

          (r) EQUITY CAPITALIZATION. As of the Original Date and the date hereof, the authorized capital stock of the Company consisted and consists, respectively, of (i) 60,000,000 shares of Class A Common Stock, of which as of the Original Date and the date hereof, 34,660,657 are issued and outstanding and 4,817,619 shares are reserved for issuance pursuant to the Company's stock option and purchase plans, (ii) 10,000,000 shares of Class B Common Stock, $0.10 par value (the "CLASS B COMMON STOCK"), of which as of the Original Date and the date hereof, 1,500,000 are issued and outstanding and (iii) 2,000,000 shares of preferred stock, $.01 par value per share, of which as of the Original Date and the date hereof none of which is issued and outstanding or reserved for issuance. All of such outstanding shares have been, or upon issuance will be, validly issued and are fully paid and nonassessable. Except as disclosed in
SCHEDULE 3(R): (i) none of the Company's share capital is subject to preemptive rights or any other similar rights or any liens or encumbrances suffered or permitted by the Company; (ii) other than the Original Series A Warrants and warrants to purchase an aggregate of 2,109,275 shares of Class A Common Stock issued in connection with that Securities Purchase Agreement (the "JUNE 2004 PURCHASE AGREEMENT"), dated as of June 29, 2004, by and among the Company and the purchasers signatory thereto (such purchasers, the "JUNE 2004 PARTICIPANTS"), there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any share capital of the Company or any of its Subsidiaries, or contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to issue additional share capital of the Company or any of its Subsidiaries or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any share capital of the Company or any of its Subsidiaries; (iii) there are no outstanding debt securities, notes, credit agreements, credit facilities or other agreements, documents or instruments evidencing Indebtedness (as defined in Section 3(s)) of the Company or any of its Subsidiaries or by which the Company or any of its Subsidiaries is or may become bound; (iv) there are no financing statements securing obligations in any material amounts, either singly or in the aggregate, filed in connection with the Company; (v) there are no agreements or arrangements under which the Company or any of its Subsidiaries is obligated to register the sale of any of their securities under the 1933 Act (except the Registration Rights Agreement); (vi) there are no outstanding securities or instruments of the Company or any of its Subsidiaries which contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to redeem a security of the Company or any of its Subsidiaries; (vii) there are no securities or instruments containing anti-dilution or similar provisions that will be triggered by the issuance of the Securities; (viii) the Company does not have any stock appreciation rights or "phantom stock" plans or agreements or any similar plan or agreement; and
(ix) the Company and its Subsidiaries have no liabilities or obligations required to be disclosed in the SEC Documents but not so disclosed in the SEC Documents, other than those incurred in the ordinary course of the Company's or its Subsidiaries' respective businesses and which, individually or in the aggregate, do not or would not have a Material Adverse Effect. The Company has furnished to the Buyer true, correct and complete copies of the Company's Restated Certificate of Incorporation, as amended and as in effect on the Original Date and the date hereof (the "CERTIFICATE OF INCORPORATION"), and the Company's By-laws, as amended and as in effect on the Original Date and the date hereof (the "BYLAWS"), and the terms of all securities convertible into, or exercisable or exchangeable for, shares of Class A Common Stock and the material rights of the holders thereof in respect thereto.

          (s) INDEBTEDNESS AND OTHER CONTRACTS. Except as disclosed in SCHEDULE 3(S), neither the Company nor any of its Subsidiaries (i) has any outstanding Indebtedness (as defined below), (ii) is a party to any contract, agreement or instrument, the violation of which, or default under which, by the other party(ies) to such contract, agreement or instrument would result in a Material Adverse Effect, (iii) is in violation of any term of or in default under any contract, agreement or instrument relating to any Indebtedness, except where such violations and defaults would not result, individually or in the aggregate, in a Material Adverse Effect, or (iv) is a party to any contract, agreement or instrument relating to any Indebtedness, the performance of which, in the judgment of the Company's officers, has or is expected to have a Material Adverse Effect. SCHEDULE 3(S) provides a detailed description of the material terms of any such outstanding Indebtedness. For purposes of this Agreement: (x) "INDEBTEDNESS" of any Person means, without duplication (A) all indebtedness for borrowed money, (B) all obligations issued, undertaken or assumed as the deferred purchase price of property or services (other than trade payables entered into in the ordinary course of business), (C) all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments, (D) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (E) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property), (F) all monetary obligations under any leasing or similar arrangement which, in connection with generally accepted accounting principles, consistently applied for the periods covered thereby, is classified as a capital lease, (G) all indebtedness referred to in clauses (A) through (F) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by any Person, even though the Person which owns such assets or property has not assumed or become liable for the payment of such indebtedness, and (H) all Contingent Obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (A) through (G) above; and (y) "CONTINGENT OBLIGATION" means, as to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to any indebtedness, lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto.

          (t) ABSENCE OF LITIGATION. Except as set forth in SCHEDULE 3(T), there is no action, suit, proceeding, inquiry or investigation before or by the Principal Market, any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the Company, threatened against the Company, the Class A Common Stock or any of the Company's Subsidiaries or any of the Company's or the Company's Subsidiaries' officers or directors. SCHEDULE 3(T) sets forth the details of any such litigation.

          (u) INSURANCE. The Company and each of its Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as management of the Company believes to be prudent and customary in the businesses in which the Company and its Subsidiaries are engaged. Neither the Company nor any such Subsidiary has been refused any insurance coverage sought or applied for and neither the Company nor any such Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect.

          (v) EMPLOYEE RELATIONS. (i) Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or employs any member of a union. Except as set forth on SCHEDULE 3(V), the Company and its Subsidiaries believe that their relations with their employees are good. Except as set forth on SCHEDULE 3(V), no executive officer of the Company (as defined in Rule 501(f) of the 1933 Act) has notified the Company that such officer intends to leave the Company or otherwise terminate such officer's employment with the Company. No executive officer of the Company, to the knowledge of the Company, is, or is now expected to be, in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement, non-competition agreement, or any other contract or agreement or any restrictive covenant, and the continued employment of each such executive officer does not subject the Company or any of its Subsidiaries to any liability with respect to any of the foregoing matters except as would not, either individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

               (ii) The Company and its Subsidiaries are in compliance with all federal, state, local and foreign laws and regulations respecting labor, employment and employment practices and benefits, terms and conditions of employment and wages and hours, except where failure to be in compliance would not, either individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

          (w) TITLE. Except as set forth on SCHEDULE 3(W), the Company and its Subsidiaries have good and marketable title to all real property and good and marketable title to all personal property owned by them which is material to the business of the Company and its Subsidiaries, in each case free and clear of all liens, encumbrances and material defects except such as do not materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Company and any of its Subsidiaries. Any real property and facilities held under lease by the Company and any of its Subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company and its Subsidiaries.

          (x) INTELLECTUAL PROPERTY RIGHTS. Except as set forth on SCHEDULE 3(X), the Company and its Subsidiaries own or possess adequate rights or licenses to use (A) patents (and any renewals and extensions thereof), patent rights (and any applications therefor), rights of priority and other rights in inventions; (B) trademarks, service marks, trade names and trade dress, and all registrations and applications therefor and all legal and common-law equivalents of any of the foregoing; (C) copyrights and rights in mask works (and any applications or registrations for the foregoing, and all renewals and extensions thereof), common-law copyrights and rights of authorship including all rights to exploit any of the foregoing in any media and by any manner and means now known or hereafter devised; (D) industrial design rights, and all registrations and applications therefor; (E) rights in data, collections of data and databases, and all legal or common-law equivalents thereof; (F) rights in domain names and domain name reservations; (G) rights in trade secrets, proprietary information and know-how (collectively, "INTELLECTUAL PROPERTY RIGHTS"), collectively with all licenses and other agreements providing the Company or its Subsidiaries the Intellectual Property Rights material to the operation of their businesses as now conducted and as described in the SEC Documents. Except as set forth on
SCHEDULE 3(X), none of the Company or any of its Subsidiaries has knowledge that any of them has infringed on any of the Intellectual Property Rights of any Person and none of the Company or any of its Subsidiaries is infringing on any of the Intellectual Property Rights of any Person. Except as set forth on
SCHEDULE 3(X), there is no action, suit, hearing, claim, notice of violation, arbitration or other proceeding, hearing or investigation that is pending, or to the Company's knowledge, is threatened against, the Company regarding the infringement of any of the Intellectual Property Rights. The Company is not, to its knowledge, making unauthorized use of any confidential information or trade secrets of any third party, and the Company has not received any notice of any asserted infringement (nor is the Company aware of any reasonable basis for any third party asserting an infringement) by the Company of, any rights of a third party with respect to any Intellectual Property Rights. The Company and its Subsidiaries have taken reasonable security measures to protect the secrecy, confidentiality and value of all of their Intellectual Property Rights.

          (y) ENVIRONMENTAL LAWS. Except as set forth on SCHEDULE 3(Y), the Company and its Subsidiaries (i) are in compliance with any and all Environmental Laws (as hereinafter defined), (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) are in compliance with all terms and conditions of any such permit, license or approval where, in each of the foregoing clauses (i), (ii) and (iii), the failure to so comply could be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. The term "ENVIRONMENTAL LAWS" means all federal, state, local or foreign laws relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata), including, without limitation, laws relating to emissions, discharges, releases or threatened releases of chemicals, pollutants, contaminants, or toxic or hazardous substances or wastes (collectively, "HAZARDOUS MATERIALS") into the environment, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials, as well as all authorizations, codes, decrees, demands or demand letters, injunctions, judgments, licenses, notices or notice letters, orders, permits, plans or regulations issued, entered, promulgated or approved thereunder.

          (z) SUBSIDIARY RIGHTS. The Company or one of its Subsidiaries has the unrestricted right to vote, and (subject to limitations imposed by applicable law) to receive dividends and distributions on, all capital securities of its Subsidiaries as owned by the Company or such Subsidiary.

          (aa) TAX STATUS. The Company and each of its Subsidiaries (i) has made or filed all foreign, federal and state income and all other tax returns, reports and declarations required by any jurisdiction to which it is subject, (ii) has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith and (iii) has set aside on its books provision reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply. There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the officers of the Company know of no basis for any such claim.

          (bb) INTERNAL ACCOUNTING CONTROLS. The Company and each of its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset and liability accountability, (iii) access to assets or incurrence of liabilities is permitted only in accordance with management's general or specific authorization and (iv) the recorded accountability for assets and liabilities is compared with the existing assets and liabilities at reasonable intervals and appropriate action is taken with respect to any difference.

          (cc) RANKING OF NOTES. Except as set forth on SCHEDULE 3(CC), no Indebtedness of the Company is senior to or ranks PARI PASSU with the Notes in right of payment, whether with respect of payment of redemptions, interest, damages or upon liquidation or dissolution or otherwise.

          (dd) FORM S-3 ELIGIBILITY. The Company is eligible to register the Notes, Warrants, Conversion Shares and the Warrant Shares for resale by the Buyers using Form S-3 promulgated under the 1933 Act.

          (ee) MANIPULATION OF PRICE. The Company has not, and to its knowledge no one acting on its behalf has, (i) taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of any of the Securities, (ii) sold, bid for, purchased, or paid any compensation for soliciting purchases of, any of the Securities, or (iii) paid or agreed to pay to any Person any compensation for soliciting another to purchase any other securities of the Company.

          (ff) DISCLOSURE. Other than the provision of certain projections as to the financial situation of the Company and other information provided to certain Buyers that may be deemed to be material, as reasonably determined collectively by the Company and the Majority Buyers (the "DISCLOSED INFORMATION"), which Disclosed Information shall be made public prior to or in conjunction with the Final 8-K Filing (as defined below), the Company confirms that neither it nor any other Person acting on its behalf has provided any of the Buyers or their agents or counsel with any information that constitutes or could reasonably be expected to constitute material, nonpublic information. The Company understands and confirms that each of the Buyers will rely on the foregoing representations in effecting transactions in securities of the Company. All disclosure provided to the Buyers regarding the Company, its business and the transactions contemplated hereby, including the Schedules to this Agreement, taken as a whole, furnished by or on behalf of the Company is true and correct in all material respects and does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Each press release issued by the Company during the twelve (12) months preceding the Original Date did not at the time of release contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. No event or circumstance has occurred or information exists with respect to the Company or any of its Subsidiaries or its or their business, properties, prospects, operations or financial conditions, which, under applicable law, rule or regulation, requires public disclosure or announcement by the Company but which has not been so publicly announced or disclosed.

          (gg) INDEPENDENT   ACCOUNTANTS.   Deloitte  &  Touche  LLP,  who  have
certified the consolidated financial statements of the Company as of January 31, 2004, are independent public accountants within the meaning of the 1933 Act.

          (hh) INVESTMENT COMPANY. Neither the Company nor its Subsidiaries is or, after giving effect to the offering and sale of the Securities and the application of the proceeds thereof, will become an "investment company" or an "affiliated person" of, or "promoter" or "principal underwriter" for an investment company, within the meaning of the Investment Company Act of 1940, as amended.

          (ii) EXISTING RIGHT OF PARTICIPATION. The Company gave proper notice to the June 2004 Participants of the rights set forth in Section 3(bb) of the June 2004 Purchase Agreement (the "JUNE 2004 PARTICIPATION RIGHT") and the June 2004 Participants have informed the Company of their respective election to exercise their June 2004 Participation Rights by becoming a party to the Transaction Documents.

     4.   COVENANTS.

          (a)  BEST EFFORTS; CONVERSION COOPERATION.

               (i) Each party shall use its best efforts timely to satisfy each of the conditions to be satisfied by it as provided in Sections 6 and 7 of this Agreement.

               (ii) Each party agrees that during the period from and after the Original Date and prior to the Closing Date, if the Majority Buyers so request, the parties shall work in good faith to amend the Transaction Documents to allow for the maximum flexibility with respect to the buying and selling of Notes and Warrants in markets approved by the Majority Buyers, including, without limitation, the Indenture and the creation of a warrant agreement with respect to the Warrants (the "WARRANT AGREEMENT", and together with the Indenture, the "ISSUANCE DOCUMENTS") and amend this Agreement and the Registration Rights Agreement to reflect any necessary terms of the Issuance Documents.

          (b) FORM D AND BLUE SKY. The Company agrees to file a Form D with respect to the Securities as required under Regulation D and to provide a copy thereof to each Buyer promptly after such filing. The Company shall, on or before the Closing Date, take such action as is necessary in order to obtain an exemption for or to qualify the Securities for sale to the Buyers at the Closing pursuant to this Agreement under applicable securities or "Blue Sky" laws of the states of the United States, and shall provide evidence of any such exemption or qualification so taken to the Buyers on or prior to the Closing Date. The Company shall make all filings and reports relating to the offer and sale of the Securities required under applicable securities or "Blue Sky" laws of the states of the United States following the Closing Date.

          (c) REPORTING STATUS. Until the date on which the Investors (as defined in the Registration Rights Agreement) shall have sold all the Securities and none of the Securities is outstanding (the "REPORTING PERIOD"), and other than in accordance with the Notes and Warrants, the Company shall timely file all reports required to be filed with the SEC pursuant to the 1934 Act, and the Company shall continue to timely file reports under the 1934 Act even if the 1934 Act or the rules and regulations thereunder would otherwise no longer require such filings.

          (d) USE OF PROCEEDS. The Company will use the proceeds from the sale of the Securities for general working capital purposes, including payment of trade creditors. The Company will not use the proceeds from the sale of the Securities for the (i) repayment of any outstanding Indebtedness of the Company or any of its Subsidiaries or (ii) redemption or repurchase of any of its equity securities.

          (e) FINANCIAL INFORMATION. The Company agrees to send the following to each Investor during the Reporting Period provided that the following does not constitute material, nonpublic information, (i) unless the following are filed with the SEC through EDGAR and are available to the public through the EDGAR system, within one (1) Business Day after the filing thereof with the SEC, a copy of its Annual Reports on Form 10-K or 10-KSB, any interim reports or any consolidated balance sheets, income statements, stockholders' equity statements and/or cash flow statements for any fiscal quarter, any Current Reports on Form 8-K and any registration statements (other than on Form S-8) or amendments filed pursuant to the 1933 Act, and (ii) promptly after the release thereof, facsimile copies of all press releases issued by the Company or any of its Subsidiaries, unless those press releases are timely filed on Form 8-K.

          (f) LISTING. The Company shall promptly secure the listing of all of the Conversion Shares and Warrant Shares upon each national securities exchange and automated quotation system, if any, upon which the Class A Common Stock is then listed (subject to official notice of issuance) and shall maintain such listing of all Conversion Shares and Warrant Shares from time to time issuable under the terms of the Transaction Documents. The Company shall maintain the Class A Common Stock's authorization for quotation on the Principal Market. Neither the Company nor any of its Subsidiaries shall take any action which would be reasonably expected to result in the delisting or suspension of the Class A Common Stock on the Principal Market.

          (g) FEES. (i) Whether or not the transactions contemplated in this Agreement are consummated or this Agreement is terminated, the Company shall pay or cause to be paid all costs and expenses incident to the performance of its obligations hereunder, including without limitation, all fees, costs and expenses (A) incident to the preparation, issuance, execution, authentication and delivery of the Securities, including any expenses of any trustee or warrant agent, (B) incurred in connection with the registration or qualification and determination of eligibility for investment of the Securities, (C) in connection with the admission for trading of the Notes and Warrants on any securities exchange or inter-dealer quotation system, (D) related to any filing with the National Association of Securities Dealers, Inc. ("NASD"), (E) the satisfaction of the conditions set forth in Sections 6 and 7, in each case whether or not the Closing Date occurs or this Agreement is terminated, and (F) otherwise in connection with satisfying its obligations hereunder. The Company shall be responsible for the payment of any placement agent's fees, financial advisory fees, or broker's commissions (other than for Persons engaged by any Buyer) relating to or arising out of the transactions contemplated hereby, including, without limitation, any fees or commissions payable to any agents. The Company shall pay, and hold each Buyer harmless against, any liability, loss or expense (including, without limitation, reasonable attorney's fees and out of pocket expenses) arising in connection with any claim relating to any such payment.

               (ii) Whether or not the transactions contemplated in this Agreement are consummated or this Agreement is terminated, the Company shall pay or cause to be paid all out-of-pocket costs, fees and expenses (including, without limitation, all fees and other client charges and expenses of Schulte Roth & Zabel LLP, counsel for SAC) ("EXPENSES") incurred by, or on behalf of, SAC in connection with the transactions contemplated by this Agreement, including, but not limited to, in connection with (i) any accounting, business, environmental, legal, or regulatory due diligence review of the Company and its business and (ii) the revision, negotiation, execution and delivery of all Transaction Documents, the Bridge Facility and any related documents, up to a maximum reimbursement of $750,000 including any payment made under the Exclusivity Agreement dated November 3, 2004 between the Company and SAC (the "FEE Cap"); provided, however, that such Fee Cap shall be increased if SAC determines that such amount does not reasonably reflect the actual or reasonably anticipated Expenses and the Board of the Company approves such increase (such approval not to be unreasonably withheld or delayed); provided, however, the Company shall not be obligated to pay more than $400,000 in Expenses if the Company terminates this agreement pursuant to Section 8(d). Subject to the Fee Cap, the Company shall within ten (10) Business Days of any written request by SAC, pay or reimburse SAC for the Expenses set forth in such written request, and SAC shall withhold any Expenses not previously reimbursed from its Purchase Price at the Closing.

          (h) PLEDGE OF SECURITIES. The Company acknowledges and agrees that the Securities may be pledged by an Investor (as defined in the Registration Rights Agreement) in connection with a bona fide margin agreement or other loan or financing arrangement that is secured by the Securities. The pledge of Securities shall not be deemed to be a transfer, sale or assignment of the Securities hereunder, and no Investor effecting a pledge of Securities shall be required to provide the Company with any notice thereof or otherwise make any delivery to the Company pursuant to this Agreement or any other Transaction Document, including, without limitation, Section 2(f) hereof; provided that an Investor and its pledgee shall be required to comply with the provisions of
Section 2(f) hereof in order to effect a sale, transfer or assignment of Securities to such pledgee. The Company hereby agrees to execute and deliver such documentation as a pledgee of the Securities may reasonably request in connection with a pledge of the Securities to such pledgee by an Investor.

          (i) DISCLOSURE OF TRANSACTIONS AND OTHER MATERIAL INFORMATION. On November 12, 2004, the Company filed a Current Report on Form 8-K describing the terms of the transactions contemplated by the Transaction Documents in the form required by the 1934 Act and attaching the material Transaction Documents (including, without limitation, the

Original Agreement, all documents relating to the Bridge Facility, the form of the Notes, the form of each of the Warrants and the Registration Rights Agreement dated as of November 9, 2004) as exhibits to such filing, which Form 8-K was in form and substance reasonably acceptable to the Majority Buyers (including all attachments, the "INITIAL 8-K FILING"). On or before 5:30 p.m., New York time, on the second Business Day following the date hereof and the date of any material amendment to the terms set forth in this Agreement, the Company shall file a Current Report on Form 8-K describing the terms of such amendment or modification in the form required by the 1934 Act and attaching any material transaction documents, as entered into, prepared, modified or amended, as exhibits to such filing (including all attachments, an "AMENDING 8-K FILING"). On or before 5:30 p.m., New York time, on the second Business Day following the Closing Date, the Company shall file a Current Report on Form 8-K describing the Closing and disclosing any previously undisclosed Disclosed Information in the form required by the 1934 Act and attaching any material transaction documents not previously filed as exhibits to such filing (including all attachments, the "FINAL 8-K FILING", and collectively with the Initial 8-K Filing and all Amending 8-K Filings, the "8-K FILINGS"). From and after the filing of the Final 8-K Filing with the SEC, no Buyer shall be in possession of any material, nonpublic information received from the Company, any of its Subsidiaries or any of its respective officers, directors, employees or agents, that is not disclosed in the 8-K Filings. The Company shall not, and shall cause each of its Subsidiaries and its and each of their respective officers, directors, employees and agents, not to, provide any Buyer with any material, nonpublic information regarding the Company or any of its Subsidiaries from and after the filing of the Initial 8-K Filing with the SEC without the express written consent of such Buyer. Subject to the foregoing, neither the Company nor any Buyer shall issue any press releases or any other public statements with respect to the transactions contemplated hereby; PROVIDED, HOWEVER, that the Company shall be entitled, without the prior approval of any Buyer, to make any press release or other public disclosure with respect to such transactions (i) in substantial conformity with the 8-K Filings and contemporaneously therewith and (ii) as is required by applicable law and regulations (provided that in the case of clause
(i) each Buyer shall be consulted by the Company in connection with any such press release or other public disclosure prior to its release and provided that in any case the Company shall not disclose the identity of any Buyer without such Buyer's express written consent unless required by applicable law and regulations).

          (j) ADDITIONAL NOTES; VARIABLE SECURITIES; DILUTIVE ISSUANCES. So long as any Buyer beneficially owns any Securities, the Company will not issue any Notes other than to the Buyers as contemplated hereby and the Company shall not issue any other securities that would cause a breach or default under the Notes. For so long as any Notes or Warrants remain outstanding, the Company shall not, in any manner, issue or sell any rights, warrants or options to subscribe for or purchase Class A Common Stock or directly or indirectly convertible into or exchangeable or exercisable for Class A Common Stock at a price which varies or may vary with the market price of the Class A Common Stock, including by way of one or more reset(s) to any fixed price, unless the conversion, exchange or exercise price of any such security cannot be less than the then applicable Conversion Price (as defined in the Notes) with respect to the Class A Common Stock into which any Note is convertible and the then applicable Exercise Price (as defined in the Warrants) with respect to the Class A Common Stock into which any Warrant is exercisable. For so long as any Notes or Warrants remain outstanding, the Company shall not, in any manner, enter into or affect any Dilutive Issuance (as defined in the Notes) if the effect of such Dilutive Issuance is to cause the Company to be required to issue upon conversion of any

Note or exercise of any Warrant any shares of Class A Common Stock in excess of that number of shares of Class A Common Stock which the Company may issue upon conversion of the Notes and exercise of the Warrants without breaching the Company's obligations under the rules or regulations of the Principal Market.

          (k) CORPORATE EXISTENCE. So long as any Buyer beneficially owns any Securities, the Company shall not be party to any Fundamental Transaction (as defined in the Notes) unless the Company is in compliance with the applicable provisions governing Fundamental Transactions set forth in the Notes and the Warrants.

          (l) RESERVATION OF SHARES. The Company shall take all action necessary to at all times have authorized, and reserved for the purpose of issuance, after the Closing Date, 130% of the aggregate number of shares of Class A Common Stock issuable upon conversion of all of the Notes and issuable upon exercise of the Warrants.

          (m)  CONDUCT OF BUSINESS.

               (i) Unless the Company shall otherwise agree in writing with the Majority Buyers (such agreement not to be unreasonably withheld) and except as expressly contemplated by the Transaction Documents, during the period from the Original Date to the Closing Date, (i) the Company shall conduct, and it shall cause its Subsidiaries to conduct, its or their businesses in the ordinary course and consistent with past practice, and the Company shall, and it shall cause its Subsidiaries to, use its or their reasonable best efforts to preserve intact its business organization, to keep available the services of its officers and employees and to maintain satisfactory relationships with all Persons with whom it does business and (ii) without limiting the generality of the foregoing, neither the Company nor any of its Subsidiaries will:

                    (1)  amend  or   propose   to  amend  its   Certificate   of
     Incorporation or Bylaws (or comparable governing instruments) in any material respect;

                    (2) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any shares of, or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any shares of, the capital stock or other securities of the Company or any of its Subsidiaries including, but not limited to, any securities convertible into or exchangeable for shares of stock of any class of capital stock of the Company or any of its Subsidiaries, except for the issuance of shares pursuant to the exercise of either incentive or non-qualified stock options, including management stock options, outstanding on the Original Date in accordance with their present terms;

                    (3)  hire any executive officer of the Company;

                    (4) split, combine or reclassify any shares of its capital stock or declare, pay or set aside any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, other than dividends or distributions to the Company or a Subsidiary, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any shares of its capital stock or other securities;

                    (5) (a) create, incur or assume any debt, except refinancings of existing obligations on terms that are no less favorable to the Company or its Subsidiaries than the existing terms; (b) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, indirectly, contingently or otherwise) for the obligations of any Person; (c) make any capital expenditures or make any loans, advances or capital contributions to, or investments in, any other Person (other than to a Subsidiary); (d) acquire the stock or assets of, or merge or consolidate with, any other Person; (e) voluntarily incur any material liability or obligation (absolute, accrued, contingent or otherwise), other than in the ordinary course of business consistent with past practice; or
     (f) other than in the ordinary course of business consistent with past practice, sell, transfer, mortgage, pledge or otherwise dispose of, or encumber, or agree to sell, transfer, mortgage, pledge or otherwise dispose of or encumber, any assets or properties, real, personal or mixed material to the Company and its Subsidiaries taken as a whole other than to secure debt permitted under (a) of this clause (v);

                    (6) increase in any manner the compensation of any of its officers or employees or enter into, establish, amend or terminate any employment, consulting, retention, change in control, collective bargaining, bonus or other incentive compensation, profit sharing, health or other welfare, stock option or other equity, pension, retirement, vacation, severance, deferred compensation or other compensation or benefit plan, policy, agreement, trust, fund or arrangement with, for or in respect of, any stockholder, officer, director, other employee, agent, consultant or affiliate other than as required pursuant to the terms of agreements in effect on the Original Date and such as are in the ordinary course of business consistent with past practice;

                    (7) enter into or commit to enter into any material transaction, material monetary commitment or capital expenditure or enter into, amend, modify or terminate any material agreement (including real estate leases that are material in the aggregate);

                    (8) acquire or agree to acquire, by merging or consolidating with, by purchasing an equity interest in or a portion of the securities of, or by any other manner, any Person, or otherwise acquire or agree to acquire all or substantially all of the assets of any other Person (other than the purchase of assets from suppliers or vendors in the ordinary course of the business of the Company);

                    (9) settle or compromise any litigation, proceeding, action or claim that could reasonably be expected to result in payments (to the extent not covered by insurance) that exceed $250,000 in the aggregate;

                    (10) fail to use its commercially reasonable efforts to comply in all material respects with any law, rule, regulation, order, judgment or decree (including federal and state securities laws) applicable to it or any of its properties, assets or business and maintain in full force and effect all the Company permits necessary for, or otherwise material to, such business; and

                    (11) agree or commit to do any of the foregoing.

               (ii) Notwithstanding the forgoing, to the extent that any of the foregoing shall constitute material, nonpublic information, before seeking any Buyer's consent hereunder, the Company shall first confirm with such Buyer that it desires to receive such information (without disclosing the nature of any information that may constitute material, nonpublic information) and if such Buyer agrees to receive such information, then such information shall constitute Disclosed Information for all purposes hereof.

          (n)  ADDITIONAL ISSUANCES OF SECURITIES.

               (i) For purposes of this Section 4(n), the following definitions shall apply.

                    (1) "CONVERTIBLE SECURITIES" means any stock or securities (other than Options) convertible into or exercisable or exchangeable for shares of Class A Common Stock.

                    (2) "OPTIONS" means any rights, warrants or options to subscribe for or purchase shares of Class A Common Stock or Convertible Securities.

                    (3) "CLASS A COMMON STOCK EQUIVALENTS" means, collectively, Options and Convertible Securities.

               (ii) From the Original Date until the date that is 30 Trading Days (as defined in the Notes) following the Effective Date (as defined in the Registration Rights Agreement) (the "TRIGGER DATE"), the Company will not, directly or indirectly, offer, sell, grant any option to purchase, or otherwise dispose of (or announce any offer, sale, grant or any option to purchase or other disposition of) any of its or its Subsidiaries' equity or equity equivalent securities, including without limitation any debt, preferred stock or other instrument or security that is, at any time during its life and under any circumstances, convertible into or exchangeable or exercisable for shares of Class A Common Stock or Class A Common Stock Equivalents (any such offer, sale, grant, disposition or announcement being referred to as a "SUBSEQUENT PLACEMENT").

               (iii) Subject to the satisfaction of June 2004 Participation Rights, from the Trigger Date until the thirty-six (36) month anniversary of the later of the Original Date (to the extent there is no Closing hereunder) and the Closing Date, the Company will not, directly or indirectly, effect any Subsequent Placement unless the Company shall have first complied with this
Section 4(n)(iii).

                    (1) The Company shall deliver to each Buyer a written notice (the "OFFER NOTICE") of any proposed or intended issuance or sale or exchange (the "OFFER") of the securities being offered (the "OFFERED SECURITIES") in a Subsequent Placement, which Offer Notice shall (w) identify and describe the Offered Securities, (x) describe the price and other terms upon which they are to be issued, sold or exchanged, and the number or amount of the Offered Securities to be issued, sold or exchanged,
     (y) identify the Persons (if known) to which or with which the Offered Securities are to be offered, issued, sold or exchanged and (z) offer to issue and sell to or exchange with such Buyers the Offered Securities allocated among such Buyers (a) based on such Buyer's pro rata portion of the aggregate principal amount of Notes purchased hereunder (the "BASIC AMOUNT"), and (b) with respect to each Buyer that elects to purchase its Basic Amount, any additional portion of the Offered Securities attributable to the Basic Amounts of other Buyers as such Buyer shall indicate it will purchase or acquire should the other Buyers subscribe for less than their Basic Amounts (the "UNDERSUBSCRIPTION AMOUNT").

                    (2) To accept an Offer, in whole or in part, such Buyer must deliver a written notice to the Company prior to the end of the tenth
     (10th) Business Day after such Buyer's receipt of the Offer Notice (the "OFFER PERIOD"), setting forth the portion of such Buyer's Basic Amount that such Buyer elects to purchase and, if such Buyer shall elect to purchase all of its Basic Amount, the Undersubscription Amount, if any, that such Buyer elects to purchase (in either case, the "NOTICE OF ACCEPTANCE"). If the Basic Amounts subscribed for by all Buyers are less than the total of all of the Basic Amounts, then each Buyer who has set forth an Undersubscription Amount in its Notice of Acceptance shall be entitled to purchase, in addition to the Basic Amounts subscribed for, the Undersubscription Amount it has subscribed for; PROVIDED, HOWEVER, that if the Undersubscription Amounts subscribed for exceed the difference between the total of all the Basic Amounts and the Basic Amounts subscribed for (the "AVAILABLE UNDERSUBSCRIPTION AMOUNT"), each Buyer who has subscribed for any Undersubscription Amount shall be entitled to purchase only that portion of the Available Undersubscription Amount as the Basic Amount of such Buyer bears to the total Basic Amounts of all Buyers that have subscribed for Undersubscription Amounts, subject to rounding by the Company to the extent its deems reasonably necessary.

                    (3) The Company shall have five (5) Business Days from the expiration of the Offer Period above to offer, issue, sell or exchange all or any part of such Offered Securities as to which a Notice of Acceptance has not been given by the Buyers (the "REFUSED SECURITIES"), but only to the offerees described in the Offer Notice (if so described therein) and only upon terms and conditions (including, without limitation, unit prices and interest rates) that are not more favorable to the acquiring Person or Persons or less favorable to the Company than those set forth in the Offer Notice.

                    (4) In the event the Company shall propose to sell less than all the Refused Securities (any such sale to be in the manner and on the terms specified in Section 4(n)(iii)(3) above), then each Buyer may, at its sole option and in its sole discretion, reduce the number or amount of the Offered Securities specified in its Notice of Acceptance to an amount that shall be not less than the number or amount of the Offered Securities that such Buyer elected to purchase pursuant to Section 4(n)(iii)(2) above multiplied by a fraction, (i) the numerator of which shall be the number or amount of Offered Securities the Company actually proposes to issue, sell or exchange (including Offered Securities to be issued or sold to Buyers pursuant to Section 4(n)(iii)(3) above prior to such reduction) and (ii) the denominator of which shall be the original amount of the Offered Securities. In the event that any Buyer so elects to reduce the number or amount of Offered Securities specified in its Notice of Acceptance, the Company may not issue, sell or exchange more than the reduced number or amount of the Offered Securities unless and until such securities have again been offered to the Buyers in accordance with Section 4(n)(iii)(1) above.

                    (5) Upon the closing of the issuance, sale or exchange of all or less than all of the Refused Securities, the Buyers shall acquire from the Company, and the Company shall issue to the Buyers, the number or amount of Offered Securities specified in the Notices of Acceptance, as reduced pursuant to Section 4(n)(iii)(3) above if the Buyers have so elected, upon the terms and conditions specified in the Offer. The purchase by the Buyers of any Offered Securities is subject in all cases to the preparation, execution and delivery by the Company and the Buyers of a purchase agreement relating to such Offered Securities reasonably satisfactory in form and substance to the Buyers and their respective counsel.

                    (6) Any Offered Securities not acquired by the Buyers or other Persons in accordance with Section 4(n)(iii)(3) above may not be issued, sold or exchanged until they are again offered to the Buyers under the procedures specified in this Agreement.

               (iv) The restrictions contained in subsections (ii) and (iii) of this Section 4(n) shall not apply in connection with the issuance of any Excluded Securities (as defined in the Notes).

          (o)  PROXY STATEMENT; STOCKHOLDER APPROVAL.

               (i) The Company has prepared and filed with the SEC preliminary proxy materials, with respect to a special meeting of the stockholders of the Company (the "STOCKHOLDER MEETING"), which the Company shall use its reasonable best efforts to hold by no later than February 20, 2005, and which shall be held not later than March 20, 2005 (the "STOCKHOLDER MEETING DEADLINE"), for the purpose of approving proposals (the "TRANSACTION PROPOSALS") providing for, among other things, (A) the Company's issuance of all of the Securities as described in the Transaction Documents in accordance with applicable law and the rules and regulations of the Principal Market and (B) the increase in the authorized Class A Common Stock from 60,000,000 shares to 150,000,000 shares (such affirmative approval being referred to herein as the "STOCKHOLDER APPROVAL"). The Company shall use its best efforts to prepare and file with the SEC a definitive proxy statement, substantially in the form that has been previously reviewed and reasonably approved by SAC and Schulte Roth & Zabel LLP, as promptly as practicable after the date hereof, but in no event later than 7 days after the date hereof, reflecting the terms and conditions of this Agreement. The proxy (or information statement, if applicable) materials shall not contain any information concerning any Buyer without such Buyer's consent. The proxy (or information statement, if applicable) materials at the time they were and are filed with the SEC, or as of the date of the last amendment thereof, if amended after filing, shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

               (ii) The Company shall provide each stockholder entitled to vote at the Stockholder Meeting a proxy statement and the Company shall use its best efforts to solicit the stockholders' approval of the Transaction Proposals (which best efforts shall include, without limitation, the requirement to hire a reputable proxy solicitor) and to cause the Board of Directors of the Company to recommend to the stockholders that they approve the Transaction Resolutions. The Company shall be obligated to obtain the Stockholder Approval by the Stockholder Meeting Deadline.

               (iii) If the Company calls a special (or annual) meeting of stockholders pursuant to this Section 4, neither prior to nor at such meeting shall the Company put forth any matter, other than approving the Transaction Proposals, to the holders of Class A Common Stock or any other voting securities of the Company for their approval without the prior written consent (such consent not to be unreasonably withheld) of the Majority Buyers, except that the Company may include in any meeting a proposal regarding the election of directors and a proposal regarding the adoption of an employee stock incentive plan in a form reasonably acceptable to the Majority Buyers.

               (iv) Notwithstanding anything in this Section 4(o) to the contrary, the Company may satisfy its obligations in this Section 4(o) by obtaining the Stockholder Approval of the Transaction Proposals by written consent in accordance with applicable law and the Company's governing documents and the filing of an information statement with the SEC, with such consent and information statement substantially in the form that has been previously reviewed by SAC and Schulte Roth & Zabel LLP.

          (p) GENERAL SOLICITATION. None of the Company, any of its affiliates (as defined in Rule 501(b) under the 1933 Act) or any person acting on behalf of the Company or such affiliate will solicit any offer to buy or offer or sell the Securities by means of any form of general solicitation or general advertising within the meaning of Regulation D, including: (i) any advertisement, article, notice or other communication published in any newspaper, magazine or similar medium or broadcast over television or radio; and (ii) any seminar or meeting whose attendees have been invited by any general solicitation or general advertising.

          (q) INTEGRATION. None of the Company or any of its Subsidiaries will offer, sell or solicit offers to buy or otherwise negotiate in respect of any security (as defined in the 1933 Act) in a manner that would cause the offer and sale of the Securities to fail to be entitled to the exemption from registration afforded by Rule 506 of Regulation D and Section 4(2) of the 1933 Act.

          (r) NOTIFICATION OF CERTAIN MATTERS. The Company shall give prompt notice to each Buyer if any of the following occur after the Original Date: (i) receipt of any notice or other communication in writing from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement, provided that such consent would have been required to have been disclosed in this Agreement;
(ii) receipt of any material notice or other communication from any Person (including, but not limited to, the SEC, NASD or any securities exchange) in connection with the transactions contemplated by this Agreement; (iii) the occurrence of an event which would be reasonably likely to have a Material Adverse Effect; or (iv) the commencement or threat of any litigation involving or affecting the Company or any of its Subsidiaries, or any of their respective properties or assets, or, to its knowledge, any employee, agent, director or officer, in his or her capacity as such, of the Company or any of its Subsidiaries which, if pending on the Original Date, would have been required to have been disclosed in this Agreement or which relates to the consummation of the transactions contemplated by the Transaction Documents; PROVIDED, HOWEVER, that to the extent that any of the foregoing shall constitute material, nonpublic information, the Company shall first confirm with such Buyer that it desires to receive such information (without disclosing the nature of any information that may constitute material, nonpublic information) and if the Buyer agrees to receive such information, then such information shall constitute Disclosed Information for all purposes hereof.

          (s) ACCESS AND INFORMATION. Between the Original Date and the Closing Date, the Company will give, and shall direct its accountants and legal counsel to give, each Buyer and their respective authorized representatives (including, without limitation, its financial advisors, accountants, consultants and legal counsel), at all reasonable times, access as reasonably requested to all offices and other facilities and to all contracts, agreements, commitments, books and records of or pertaining to the Company and its Subsidiaries, will permit the foregoing to make such reasonable inspections as they may require and will cause its officers and other employees promptly to furnish such Buyer with (a) such financial and operating data and other information with respect to the business and properties of the Company and its Subsidiaries as such Buyer may from time to time reasonably request, and (b) a copy of each material report, schedule and other document filed or received by the Company or any of its Subsidiaries pursuant to the requirements of applicable securities laws or the NASD; PROVIDED, HOWEVER, that to the extent that any of the foregoing shall constitute material, nonpublic information, the Company shall first confirm with such Buyer that it desires to receive such access or information (without disclosing the nature of any information that may constitute material, nonpublic information) and if the Buyer agrees to receive such information, then such information shall constitute Disclosed Information for all purposes hereof.

          (t) CONSULTANTS.

               (i) The Company shall use its reasonable best efforts to enter into consulting agreements, on terms satisfactory to the Majority Buyers and the Company Board of Directors, with Michael Gold and Tom Brosig within five (5) Business Days after the Original Date.

               (ii) The Company  shall engage a reputable  real estate and lease appraisal consultant reasonably acceptable to the Majority Buyers and the Company Board of Directors, on terms and satisfactory to the Majority Buyers, to perform an evaluation of the store lease obligations of the Company and its Subsidiaries and to make recommendations regarding terminations and modifications to such leases. The Company shall cause such consultant to complete such review and make such recommendations to the Company within 60 days after the Original Date. The Company shall permit the Buyers access to such consultant and any work product and recommendations of such consultant; PROVIDED, HOWEVER, that to the extent that any of the foregoing shall constitute material, nonpublic information, the Company shall first confirm with such Buyer that it desires to receive such information (without disclosing the nature of any information that may constitute material, nonpublic information) and if the Buyer agrees to receive such information, then such information shall be promptly delivered to such Buyer and shall constitute Disclosed Information for all purposes hereof.

          (u) SALES BY OFFICERS AND DIRECTORS. Until the later of (i) the Trigger Date and (ii) 180 Trading Days after the Closing Date, the Company shall not, directly or indirectly, permit any officer or director of the Company or any of its Subsidiaries to sell any Class A Common Stock pursuant to a contract, instruction or plan in accordance with Rule 10b5-1 of the 1934 Act.

          (v) REGULATION M. The Company will not take any action prohibited by Regulation M under the 1934 Act, in connection with the distribution of the Securities contemplated hereby.

          (w) QUALIFICATION UNDER TRUST INDENTURE ACT. Prior to any registration of the Notes or the Conversion Shares pursuant to the Registration Rights Agreement, or at such earlier time as may be so required, the Company shall qualify the Indenture under the Trust Indenture Act of 1939, as amended, and enter into any necessary supplemental indentures in connection therewith.

          (x) OBLIGATIONS OF THE 2004 PARTICIPANTS. Each June 2004 Participant who elected to exercise its June 2004 Participation Right shall be required to participate in the Bridge Facility on the same terms and in a proportionate amount as the Original Buyers (excluding WLSS Capital Partners, LLC).

          (y) EXCLUSIVITY. (a) The Company agrees that, during the period from the Original Date until the Closing Date, it shall not, and shall cause its directors, officers, agents, representatives, affiliates, stockholders and any other person acting on its behalf (collectively, the "REPRESENTATIVES") not to, directly or indirectly, (1) solicit offers, inquiries or proposals for, or entertain any offer, inquiry or proposal to enter into: (A) a merger, consolidation or other business combination involving the Company, (B) an acquisition of 5% or more of the then-outstanding equity securities of the Company, (C) an acquisition of equity securities, or of debt securities or other securities convertible into or exchangeable for equity securities of the Company, which would, after giving effect to such conversion or exchange, constitute more than 5% of the outstanding equity securities of the Company, (D) the issuance of debt securities with no equity component or related equity component of, or other borrowing by, the Company in a principal amount in excess of $10 million, (E) a sale, transfer, conveyance, lease or disposal of all or any significant portion of the assets of the Company in one transaction or a series of related transactions (other than sales of inventory in the ordinary course of business), (F) a liquidation or dissolution of the Company or the adoption of a plan of liquidation or dissolution by the Company, (G) the occurrence of individuals who at the beginning of such period constituted the Board of Directors or other governing body of the Company (together with any new directors whose election to such Board of Directors or whose nomination for election by the stockholders of the Company was approved by a vote of 66-2/3% of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved), ceasing for any reason to constitute a majority of such Board of Directors then in office or (H) any other transaction in lieu of, or which would impede or prevent, the transactions contemplated by the Transaction Documents (any of the foregoing, a "COMPETING TRANSACTION"), or (2) conduct any discussions or negotiations, or provide any information to (or any review information of) any other party, or enter into any agreement, arrangement or understanding, regarding, or in connection with, a Competing Transaction;

PROVIDED, HOWEVER, that nothing herein shall prevent the Company from taking a position contemplated by Rules 14d-9 and 14e-2 promulgated under the 1934 Act with regard to any unsolicited tender offer.

               (ii) The Company will promptly notify each Buyer if the Company (or any of its Representatives) receives any such offer, inquiry or proposal and the details thereof, and keep each Buyer informed with respect to each such offer, inquiry or proposal. The Company will provide each Buyer with copies of all such offers, inquiries or proposals which are in writing.

               (iii) The Company acknowledges that each Buyer will be entitled to obtain a court order in any court of competent jurisdiction against acts of non-compliance with this Section 4(y), without the posting of bond or other security, in addition to, and not in lieu of, other remedies it may have.

     5. REGISTER; TRANSFER AGENT INSTRUCTIONS.

          (a) REGISTER. The Company shall maintain at its principal executive offices (or such other office or agency of the Company as it may designate by notice to each holder of Securities), a register for the Warrants, in which the Company shall record the name and address of the Person in whose name the Warrants have been issued (including the name and address of each transferee) and Warrant Shares issuable upon exercise of the Warrants held by such Person. The Company shall keep the register open and available at all times during business hours for inspection of any Buyer or its legal representatives.

          (b) TRANSFER AGENT INSTRUCTIONS. The Company shall issue irrevocable instructions to its transfer agent, and any subsequent transfer agent, to issue certificates or credit shares to the applicable balance accounts at The Depository Trust Company ("DTC"), registered in the name of each Buyer or its respective nominee(s) or transferee, for the Securities issued at the Closing or upon exercise of the Warrants or transfer of the Warrants in such amounts as specified from time to time by each Buyer to the Company upon exercise or transfer of the Warrants in the form of EXHIBIT D attached hereto (the "IRREVOCABLE TRANSFER AGENT INSTRUCTIONS"). The Company warrants that no instruction other than the Irrevocable Transfer Agent Instructions referred to in this Section 5(b), and stop transfer instructions to give effect to Section 2(g) hereof, will be given by the Company to its transfer agent, and that the Securities shall otherwise be freely transferable on the books and records of the Company as and to the extent provided in this Agreement and the other Transaction Documents. If a Buyer effects a sale, assignment or transfer of the Securities in accordance with Section 2(f), the Company shall permit the transfer and shall promptly instruct its transfer agent to issue one or more certificates or credit shares to the applicable balance accounts at DTC in such name and in such denominations as specified by such Buyer to effect such sale, transfer or assignment. In the event that such sale, assignment or transfer involves Securities sold, assigned or transferred pursuant to an effective registration statement or pursuant to Rule 144, the transfer agent shall issue such Securities to the Buyer, assignee or transferee, as the case may be, without any restrictive legend. The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to a Buyer. Accordingly, the Company acknowledges that the remedy at law for a breach of its obligations under this Section 5(b) will be inadequate and agrees, in the event of a breach or threatened breach by the Company of the provisions of this Section 5(b), that a Buyer shall be entitled, in addition to all other available remedies, to an order and/or injunction restraining any breach and requiring immediate issuance and transfer, without the necessity of showing economic loss and without any bond or other security being required.

     6. CONDITIONS TO THE COMPANY'S OBLIGATION TO SELL.

          (a) CLOSING DATE. The obligation of the Company hereunder to issue and sell the Notes and the Additional Warrants to each Buyer at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for the Company's sole benefit and may be waived by the Company at any time in its sole discretion by providing each Buyer with prior written notice thereof:

               (i) Such Buyer shall have executed each of the Transaction Documents to which it is a party and delivered the same to the Company.

               (ii) Such Buyer and each other Buyer shall have delivered to the Company the Purchase Price (less, in the case of SAC, the amounts withheld pursuant to Section 4(g)) for the Notes and the Warrants being purchased by such Buyer at the Closing by wire transfer of immediately available funds pursuant to the wire instructions provided by the Company.

               (iii) The representations and warranties of such Buyer shall be true and correct in all material respects as of the Original Date, as of the date hereof and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date), and such Buyer shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by such Buyer at or prior to the Closing Date.

               (iv) The Company shall have delivered to such Buyer such other documents relating to the transactions contemplated by this Agreement as such Buyer or its counsel may reasonably request.

     7. CONDITIONS TO EACH BUYER'S OBLIGATION TO PURCHASE.

          (a) CLOSING DATE. The obligation of each Buyer hereunder to purchase the Notes and Additional Warrants at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for each Buyer's sole benefit and may be waived by such Buyer at any time in its sole discretion by providing the Company with prior written notice thereof:

               (i) The Company and, to the extent it is a party thereto, each of its Subsidiaries, shall have executed and delivered to such Buyer (i) each of the Transaction Documents (including the Issuance Documents, if any), (ii) the Notes (in such principal amounts as such Buyer shall request) being purchased by such Buyer at the Closing pursuant to this Agreement and (iii) the Warrants (in such amounts as such Buyer shall request) being purchased by such Buyer at the Closing pursuant to this Agreement.

               (ii) The Company shall have delivered to such Buyer a copy of the Irrevocable Transfer Agent Instructions, in the form of EXHIBIT D attached hereto, which instructions shall have been delivered to and acknowledged in writing by the Company's transfer agent.

               (iii) Each Buyer shall have received the opinion of Willkie Farr & Gallagher LLP and Akin Gump Strauss Hauer & Feld LLP, the Company's outside counsel, dated as of the Closing Date, substantially covering the matters set forth in EXHIBIT E attached hereto.

               (iv) The Company shall have delivered to such Buyer a certificate evidencing the formation and good standing of the Company and each of its Subsidiaries in such entity's jurisdiction of formation issued by the Secretary of State (or comparable office) of such jurisdiction, as of a date within 10 days of the Closing Date.

               (v) The Company shall have delivered to such Buyer a certificate evidencing the Company's and each Subsidiary's qualification as a foreign corporation and good standing issued by the Secretary of State (or comparable office) of each jurisdiction in which the Company and each Subsidiary conducts business, as of a date within 10 days of the Closing Date.

               (vi) The Company shall have delivered to such Buyer a certified copy of the Certificate of Incorporation as certified by the Secretary of State of the State of Delaware within ten (10) days of the Closing Date, which shall reflect the increase in the authorized capital stock of the Company as provided in the Transaction Proposals.

               (vii) The Company shall have delivered to such Buyer a certificate, executed by the Secretary of the Company and dated as of the Closing Date, as to (i) the resolutions consistent with Section 3(b) as adopted by the Company's Board of Directors in a form reasonably acceptable to such Buyer, (ii) the Certificate of Incorporation, as amended and (iii) the Bylaws, each as in effect at the Closing, in the form attached hereto as EXHIBIT F.

               (viii) The representations and warranties of the Company shall be true and correct in all material respects (other than representations and warranties that are already qualified by materiality which shall be true and correct in all respects) as of the Original Date, as of the date hereof and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date) and the Company shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by the Company at or prior to the Closing Date. Such Buyer shall have received a certificate, executed by a duly authorized executive officer of the Company, dated as of the Closing Date, to the foregoing effect, certifying as to the fulfillment of the conditions specified in Section 7 of this Agreement and as to such other matters as may be reasonably requested by such Buyer in the form attached hereto as EXHIBIT G.

               (ix) No event, circumstances or fact shall have occurred which has resulted in, would result in or could reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect; PROVIDED, HOWEVER, that for purposes of this condition, Material Adverse Effect does not include any event, circumstance or fact that does not or would not reasonably be expected to result in an Event of Default (as defined in either (A) the Amended and Restated Credit Agreement, dated as of September 22, 2004, by and among the Senior Lenders, the Company and certain of its Subsidiaries, as amended as of the Original Date and without regard to any future waiver or amendment thereof (other than such waiver or amendment wherein the Senior Lenders agree to extend, in the aggregate, no more than $3 million in additional loans to the Company or increase the borrowing availability that would otherwise be available as of the Original Date and as of the date hereof to the Company), the "SENIOR CREDIT AGREEMENT" or (B) the Bridge Facility (other than such Events of Default, which are cured or waived by a waiver or amendment to the Senior Credit Agreement wherein the Senior Lenders agree to extend, in the aggregate, no more than $3 million in additional loans to the Company or increase the borrowing availability that would otherwise be available as of the Original Date and as of the date hereof to the Company)).

               (x) Stockholder Approval shall have been obtained and each Buyer shall have been provided with evidence reasonably satisfactory thereof.

               (xi) The size of the Board of Directors of the Company shall have been reduced from 11 to no more than 9 members and the Majority Buyers shall be satisfied as of the Closing Date with the identity of (1) at least a number of directors equal to one less than the minimum number of directors that would constitute a majority of the Board of Directors of the Company and (2) the Chairman of the Board of Directors of the Company.

               (xii) Peter Whitford shall have resigned as Chief Executive Officer of the Company and shall have resigned as a member of the Board of Directors.

               (xiii) The Company shall have delivered to such Buyer a letter from the Company's transfer agent certifying the number of shares of Class A Common Stock outstanding as of a date within five days of the Closing Date.

               (xiv) The Class A Common Stock (i) shall be designated for quotation or listed on the Principal Market and (ii) shall not have been suspended, as of the Closing Date, by the SEC or the Principal Market from trading on the Principal Market nor shall suspension by the SEC or the Principal Market have been threatened, as of the Closing Date, either (A) in writing by the SEC or the Principal Market or (B) by falling below the minimum listing maintenance requirements of the Principal Market.

               (xv) The Company shall have obtained all governmental, regulatory or third party consents and approvals, if any, necessary to be obtained for the sale of the Securities.

               (xvi) The Notes and the Warrants shall be listed for trading on a securities market or exchange.

               (xvii) The actions contemplated by Section 4(a)(ii) shall have been completed to the Majority Buyer's reasonable satisfaction.

               (xviii) Any Person purchasing Securities hereunder pursuant to the exercise of the June 2004 Participation Right shall have funded its Purchase Price in full.

               (xix) The Company shall have delivered to each Buyer a schedule setting forth the details of any insurance coverage with respect to the matters set forth on SCHEDULE 3(T), and such details shall not be materially different than as disclosed to the Majority Buyers prior to the Original Date.

               (xx) The Company shall have delivered to such Buyer such other documents relating to the transactions contemplated by this Agreement as such Buyer or its counsel may reasonably request.

     8. TERMINATION.

          This Agreement may be terminated at any time prior to the Closing:

          (a) by  mutual  written  agreement  of the  Company  and the  Majority
Buyers;

          (b) by the Majority Buyers, if the Company executes an agreement, letter of intent, memorandum of understanding or otherwise accepts a proposal or offer from any Person (other than the Majority Buyers) regarding any Competing Transaction;

          (c) by either the Company or the Majority Buyers if any Person shall have issued an order, decree, or ruling that permanently restrains, enjoins, or otherwise prohibits consummation of the transactions contemplated hereby;

          (d) by the Company, (A) upon a material breach of any covenant or agreement on the part of the Majority Buyers set forth in this Agreement or if any representation or warranty of the Majority Buyers set forth in this Agreement shall not be true and correct, except to the extent that such breach of a covenant or agreement or untrue or incorrect representation or warranty does not constitute a material adverse effect on the Majority Buyers, in either case such that the conditions set forth in Section 7 would not be satisfied or the representations and warranties of the Majority Buyers shall not have been true and correct in all material respects on the Original Date and the date hereof (a "TERMINATING BUYER BREACH"); provided, that such Terminating Buyer Breach shall not have been waived by the Company or, to the extent curable, cured within the earlier of 30 days after written notice of such Terminating Buyer Breach is given to such breaching Buyers by the Company or the Drop Dead Date (as defined below); or (B) if any condition to the Company's obligations to close at the Closing set forth in Section 6 is or becomes impossible to fulfill (other than because of the failure of the Company to comply with its obligations under this Agreement or any Transaction Document), and the Company has not waived such condition;

          (e) by the Majority Buyers, (A) upon a material breach of any covenant or agreement on the part of the Company set forth in this Agreement or if any representation or warranty of the Company set forth in this Agreement shall not be true and correct, except to the extent that such breach of a covenant or agreement or untrue or incorrect representation or warranty does not constitute a Material Adverse Effect (PROVIDED, HOWEVER, that for purposes of the foregoing, Material Adverse Effect does not include any event, circumstance or fact that does not or would not reasonably be expected to result in an Event of Default (as defined in either (A) the Senior Credit Agreement or (B) the Bridge Facility (other than such Events of Default, which are cured or waived by a waiver or amendment to the Senior Credit Agreement wherein the Senior Lenders agree to extend, in the aggregate, no more than $3 million in additional loans to the Company or increase the borrowing availability that would otherwise be available as of the Original Date and as of the date hereof to the Company)), in either case such that the conditions set forth in Section 7 would not be satisfied or the representations and warranties of the Company shall not have been true and correct in all material respects on the Original Date and as of the date hereof (a "TERMINATING COMPANY BREACH"); provided, that such Terminating Company Breach shall not have been waived by the Majority Buyers or, to the extent curable, cured within the earlier of 30 days after written notice of such Terminating Company Breach is given to the Company by the Majority Buyers or the Drop Dead Date; or (B) if any condition to the Majority Buyers' obligations to close at the Closing set forth in Section 7 is or becomes impossible to fulfill (other than because of the failure of any such Buyer to comply with its obligations under this Agreement or any Transaction Document), and the Majority Buyers have not waived such condition;

          (f) by the Majority Buyers, upon any Voluntary Bankruptcy or Involuntary Bankruptcy of the Company or its Subsidiaries or any action in furtherance of any Voluntary Bankruptcy or Involuntary Bankruptcy. For the purpose of this Agreement:

                    (i) "VOLUNTARY  BANKRUPTCY"  shall mean, with respect to any
     Person, (a) an admission in writing by such Person of its inability to pay its debts generally or a general assignment by such Person for the benefit of creditors, (b) the filing of any petition or answer by such Person seeking to adjudicate it bankrupt or insolvent or seeking for itself any liquidation, winding up, reorganization, arrangement, adjustment, protection, relief or composition of such Person or its debts under any law relating to bankruptcy, insolvency, reorganization or relief of debtors, or seeking, consenting to or acquiescing in the entry of an order for relief or the appointment of a receiver, trustee, custodian or other similar official for such Person or for any substantial part of its property, or
     (c) corporate action taken by such Person to authorize any of the actions set forth above; and

                    (ii) "INVOLUNTARY BANKRUPTCY" shall mean, with respect to any Person, without the consent or acquiescence of such Person, the entering of an order for relief or approving a petition for relief or reorganization or any other petition seeking any reorganization, arrangement, composition, readjustment, liquidation, dissolution or other similar relief under any present or future bankruptcy, insolvency or similar statute, law or regulation or the filing of any such petition against such Person which order or petition shall not be dismissed within 30 days or, without the consent or acquiescence of such Person, the entering of an order appointing a trustee, custodian, receiver or liquidator of such Person or of all or any substantial part of the property of such Person which order shall not be dismissed within 30 days; and

          (g) by either the Company or the Majority Buyers, if the Closing Date has not occurred by March 31, 2005 (the "DROP DEAD DATE").

          9. EFFECT OF TERMINATION. If this Agreement is terminated by any party pursuant to Section 8 and the transactions contemplated hereby are not consummated, this Agreement shall become null and void and of no further force and effect and there shall be no liability on the part of any party hereto (or any shareholder, director, officer, partner, employee, agent, consultant or representative of such party), except as set forth in this Section 9; PROVIDED, HOWEVER, this if this Agreement is terminated pursuant to Section 8, the Company shall remain obligated to reimburse SAC for the expenses described in Section 4(g)(ii) above; and PROVIDED, FURTHER, that any termination of this Agreement shall not relieve any party hereto from any liability for any breach of any provisions of this Agreement. This Section 9 shall survive termination of this Agreement in accordance with its terms. If this Agreement is terminated by the Company pursuant to a Terminating Buyer Breach, then the Series A Warrants for all Buyers shall be cancelled by the Company and shall be null and void.

          10. MISCELLANEOUS.

               (a) GOVERNING LAW; JURISDICTION; JURY TRIAL. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

               (b) COUNTERPARTS. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party; provided that a facsimile signature shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original, not a facsimile signature.

               (c) HEADINGS. The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

               (d)  SEVERABILITY.  If any provision of this  Agreement  shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction.

               (e) ENTIRE AGREEMENT; AMENDMENTS. This Agreement supersedes all other prior oral or written agreements between the Buyers, the Company, their affiliates and Persons acting on their behalf with respect to the matters discussed herein, including the Original Agreement, the Exclusivity Agreement, by and between S.A.C. Capital Management, LLC and the Company, dated as November 3, 2004, and including the Confidentiality Agreement, by and between S.A.C. Capital Management, LLC and the Company, dated as of October 1, 2004, as amended on October 4, 2004, (other than the standstill provisions contained therein which shall only be superseded as of the Closing Date), and this Agreement and the instruments referenced herein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither the Company nor any Buyer makes any representation, warranty, covenant or undertaking with respect to such matters. No provision of this Agreement may be amended other than by an instrument in writing signed by the Company and the Majority Buyers, and any amendment to this Agreement made in conformity with the provisions of this
Section 10(e) shall be binding on all Buyers and holders of Securities, as applicable. No provision hereof may be waived other than by an instrument in writing signed by the party against whom enforcement is sought. No such amendment shall be effective to the extent that it applies to less than all of the holders of the applicable Securities then outstanding. No consideration shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of any of the Transaction Documents unless the same consideration also is offered to all of the parties to the Transaction Documents, holders of Notes or holders of the Warrants, as the case may be. The Company has not, directly or indirectly, made any agreements with any Buyers relating to the terms or conditions of the transactions contemplated by the Transaction Documents except as set forth in the Transaction Documents.

               (f) NOTICES. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one Business Day after deposit with an overnight courier service, in each case properly addressed to the party to receive the same. With respect to any action taken by the Majority Buyers, the Company shall give three business days prior written notice of such action to any Buyers not participating in such action. The addresses and facsimile numbers for such communications shall be:

                    If to the Company:

                         The Wet Seal, Inc.
                         26972 Burbank
                         Foothill Ranch, California 92610
                         Telephone: (800) 735-7325
                         Facsimile: (949) 699-4825
                         Attention: Chief Financial Officer

                    With a copy (for informational purposes only) to:

                         Willkie Farr & Gallagher LLP
                         787 Seventh Avenue
                         New York, New York 10019
                         Telephone: (212) 728-8288
                         Facsimile: (212) 728-8111
                         Attention: Christopher E. Manno, Esq.

                         and

                         Akin Gump Strauss Hauer & Feld LLP
                         590 Madison Avenue
                         New York, New York 10022
                         Telephone: (212) 872-1000
                         Facsimile: (212) 872-1002
                         Attention: Alan Siegel, Esq.

                    If to the Transfer Agent:

                         American Stock Transfer and Trust Company
                         40 Wall Street
                         New York, New York
                         Telephone: (718) 921-8208
                         Facsimile: (718) 921-8335
                         Attention: Geraldine Zarbo

                    If to a Buyer, to its address and facsimile number set forth on the Schedule of Buyers, with copies to such Buyer's representatives as set forth on the Schedule of Buyers,

                    With a copy (for informational purposes only) to:

                         Schulte Roth & Zabel LLP
                         919 Third Avenue
                         New York, New York 10022
                         Telephone: (212) 756-2000
                         Facsimile: (212) 593-5955
                         Attention: Eleazer N. Klein, Esq.

or to such other address and/or facsimile number and/or to the attention of such other Person as the recipient party has specified by written notice given to each other party five (5) days prior to the effectiveness of such change.
Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender's facsimile machine containing the time, date, recipient facsimile number and an image of the first page of such transmission or (C) provided by an overnight courier service shall be rebuttable evidence of personal service, receipt by facsimile or receipt from an overnight courier service in accordance with clause (i), (ii) or (iii) above, respectively.

          (g) SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns. The Company shall not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Majority Buyers, including by way of a Fundamental Transaction (unless the Company is in compliance with the applicable provisions governing Fundamental Transactions set forth in the Notes and the Warrants). A Buyer may assign some or all of its rights hereunder without the consent of the Company in connection with a transfer by such Buyer of any of the Securities in which event such assignee shall be deemed to be a Buyer hereunder with respect to such assigned rights. In addition to the foregoing, the Company acknowledges that any of the Buyers may assign and transfer some of the rights and obligations in connection with the purchase of the Securities prior to Closing to other Buyers, which Buyers shall become party hereto by execution of a signature to this Agreement and by updating of the Schedule of Buyers hereto in which case such assignee shall be deemed a Buyer for all purposes hereunder as if such assignee executed this Agreement on the date hereof. In the event that any Original Buyer fails to provide its Purchase Price at the Closing, SAC shall have the right to purchase such Original Buyer's Securities hereunder.

          (h) NO THIRD PARTY BENEFICIARIES. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

          (i) PURCHASE PRICE FAILURE; JUNE 2004 PARTICIPANTS. In the event that any June 2004 Participant fails to provide its Purchase Price at the Closing (a "BREACHING JUNE 2004 PARTICIPANT"), SAC may, at its option, purchase all or part of the Securities of such Breaching June 2004 Participant. For purposes of clarity, SAC shall not be required to purchase the Securities of any of the June 2004 Participants hereunder. In the event that any Original Buyer fails to provide its Purchase Price at the Closing (a "BREACHING ORIGINAL BUYER"), SAC shall be required to purchase such Original Buyer's Securities hereunder and SAC shall be entitled to pursue damages, to the same extent as the Company (and SAC shall be deemed a third party beneficiary of the Company's rights in respect thereof), caused by such Breaching Original Buyer. In addition to the foregoing, any Breaching Original Buyer shall be required to assign its participation for the Bridge Facility to SAC and any Breaching June 2004 Participant shall be required to sell its participation for the Bridge Facility to SAC at a price equal to the initial amount paid by such Breaching June 2004 Participant for acquiring such participation.

          (j) SURVIVAL. Unless this Agreement is terminated under Section 8, the representations and warranties of the Company and the Buyers contained in Sections 2 and 3 and the agreements and covenants set forth in Sections 4, 5 and 10 shall survive the Closing. Each Buyer shall be responsible only for its own representations, warranties, agreements and covenants hereunder.

          (k) FURTHER ASSURANCES. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

          (l) INDEMNIFICATION. In consideration of each Buyer's execution and delivery of the Transaction Documents and acquiring the Securities thereunder and in addition to all of the Company's other obligations under the Transaction Documents, the Company shall defend, protect, indemnify and hold harmless each Buyer and each other holder of the Securities and all of their stockholders, partners, members, officers, directors, employees and direct or indirect investors and any of the foregoing Persons' agents or other representatives (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the "INDEMNITEES") from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and expenses in connection therewith (irrespective of whether any such Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys' fees and disbursements (the "INDEMNIFIED LIABILITIES"), incurred by any Indemnitee as a result of, or arising out of, or relating to (a) any misrepresentation or breach of any representation or warranty made by the Company in the Transaction Documents, (b) any breach of any covenant, agreement or obligation of the Company contained in the Transaction Documents or (c) any cause of action, suit or claim brought or made against such Indemnitee by a third party (including for these purposes a derivative action brought on behalf of the Company) and arising out of or resulting from (i) the execution, delivery, performance or enforcement of the Transaction Documents, (ii) any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of the issuance of the Securities or (iii) the status of such Buyer or holder of the Securities as an investor in the Company pursuant to the transactions contemplated by the Transaction Documents. To the extent that the foregoing undertaking by the Company may be unenforceable for any reason, the Company shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities which is permissible under applicable law. Except as otherwise set forth herein, the mechanics and procedures with respect to the rights and obligations under this Section 10(l) shall be the same as those set forth in Section 6 of the Registration Rights Agreement.

          (m) NO STRICT CONSTRUCTION. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

          (n) REMEDIES. Each Buyer and each holder of the Securities shall have all rights and remedies set forth in the Transaction Documents and all of the rights which such holders have under any law. Any Person having any rights under any provision of this Agreement shall be entitled to enforce such rights specifically (without posting a bond or other security), to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law. Furthermore, the Company recognizes that in the event that it fails to perform, observe, or discharge any or all of its obligations under the Transaction Documents, any remedy at law may prove to be inadequate relief to the Buyers. The Company therefore agrees that the Buyers shall be entitled to seek temporary and permanent injunctive relief in any such case without the necessity of proving actual damages and without posting a bond or other security.

          (o) PAYMENT SET ASIDE. To the extent that the Company makes a payment or payments to the Buyers hereunder or pursuant to any of the other Transaction Documents or the Buyers enforce or exercise their rights hereunder or thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, a trustee, receiver or any other Person under any law (including, without limitation, any bankruptcy law, foreign, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

          (p) INDEPENDENT NATURE OF BUYERS' OBLIGATIONS AND RIGHTS. The obligations of each Buyer under any Transaction Document are several and not joint with the obligations of any other Buyer, and no Buyer shall be responsible in any way for the performance of the obligations of any other Buyer under any Transaction Document. Nothing contained herein or in any other Transaction Document, and no action taken by any Buyer pursuant hereto or thereto, shall be deemed to constitute the Buyers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Buyers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents. Each Buyer confirms that it has independently participated in the negotiation of the transaction contemplated hereby with the advice of its own counsel and advisors. Each Buyer, other than SAC, acknowledges that (i) Schulte Roth & Zabel LLP solely represented SAC in connection with the transaction contemplated hereby and (ii) SAC did not provide any advice in connection herewith and such Buyer's determination to participate herein was based solely on its own evaluation of the risks and merits of the investment contemplated hereby. Each Buyer shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement or out of any other Transaction Documents, and it shall not be necessary for any other Buyer to be joined as an additional party in any proceeding for such purpose.

                            [SIGNATURE PAGE FOLLOWS]

          IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Amended and Restated Securities Purchase Agreement to be duly executed as of the date first written above.



                                                    COMPANY:

                                                    THE WET SEAL, INC.



                                                    By:/s/ Joseph Deckop
                                                       ------------------------
                                                       Name: Joseph Deckop
                                                       Title: Interim CEO

          IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Amended and Restated Securities Purchase Agreement to be duly executed as of the date first written above.



                                                BUYERS:

                                                S.A.C. CAPITAL ASSOCIATES, LLC
                                                By: S.A.C. Capital Advisors, LLC



                                                By:/s/ Peter Nussbaum
                                                   ----------------------------
                                                   Name: Peter Nussbaum
                                                   Title: General Counsel

          IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Amended and Restated Securities Purchase Agreement to be duly executed as of the date first written above.



                                                GMM CAPITAL, LLC


                                                By:/s/ Isaac Dubah
                                                   ----------------------------
                                                   Name: Isaac Dubah
                                                   Title:

          IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Amended and Restated Securities Purchase Agreement to be duly executed as of the date first written above.


                                                GOLDFARB CAPITAL PARTNERS
                                                LLC


                                                By:/s/ Morris Goldfarb
                                                   ----------------------------
                                                       Name: Morris Goldfarb
                                                       Title: Member

          IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Amended and Restated Securities Purchase Agreement to be duly executed as of the date first written above.



                                                    /s/ Charles Phillips
                                                    ---------------------------
                                                    Mr. Charles Phillips

          IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Amended and Restated Securities Purchase Agreement to be duly executed as of the date first written above.



                                                    /s/ Eli Wachtel
                                                    ---------------------------
                                                    Mr. Eli Wachtel

          IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Amended and Restated Securities Purchase Agreement to be duly executed as of the date first written above.

                                                WLSS CAPITAL PARTNERS, LLC


                                                By: /s/ Wayne S. Miller
                                                    ---------------------------
                                                    Name: Wayne S. Miller
                                                    Title: Authorized Signatory

          IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Amended and Restated Securities Purchase Agreement to be duly executed as of the date first written above.


                                                SMITHFIELD FIDUCIARY, LLC


                                                By: /s/ Adam J. Chill
                                                    ---------------------------
                                                    Name: Adam J. Chill
                                                    Title: Authorized Signatory

         IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Amended and Restated Securities Purchase Agreement to be duly executed as of the date first written above.


                                               D.B. ZWIRN SPECIAL
                                               OPPORTUNITIES FUND, L.P.
                                               By: D.B. ZWIRN PARTNERS LLC,
                                                   its general partner


                                               By: /s/ Perry A. Gruss
                                                   ---------------------------
                                                  Name: Perry A. Gruss
                                                  Title: Chief Financial Officer

                                               D.B. ZWIRN SPECIAL
                                               OPPORTUNITIES FUND, LTD.
                                               By: D.B. ZWIRN & CO., L.P.,
                                                   its trading Manager


                                               By: /s/ Perry A. Gruss
                                                   ---------------------------
                                                  Name: Perry A. Gruss
                                                  Title: Chief Financial Officer

          IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Amended and Restated Securities Purchase Agreement to be duly executed as of the date first written above.


                                                    RIVERVIEW GROUP, LLC


                                               By: /s/ Terry Feeney
                                                   ----------------------------
                                                  Name: Terry Feeney
                                                  Title: Chief Operating Officer



                                                                SCHEDULE OF BUYERS




           (1)                         (2)                  (3)                   (4)         (5)                (6)

                                                         AGGREGATE
                                                         PRINCIPAL             AGGREGATE
                                                         AMOUNT OF   NUMBER OF  NUMBER OF
                                                         INITIAL     SERIES A  ADDITIONAL
                                  ADDRESS AND            NOTES        WARRANT    WARRANT    PURCHASE    LEGAL REPRESENTATIVE'S
          BUYER                   FAX NUMBER                          SHARES      SHARES      PRICE     ADDRESS AND FAX NUMBER

------------------------------------------------------------------------------------------------------------------------------------

S.A.C. Capital Associates, c/o S.A.C. Capital Advisors LLC                                            Schulte Roth & Zabel LLP
LLC                        72 Cummings Point Road                                                     919 Third Avenue
                           Stamford, Connecticut  06902                                               New York, New York  10022
                           Attention:  General Counsel                                                Attention: Eleazer Klein, Esq.
                           Fax:  (203) 890-2393                                                       Fax: (212) 593-5955
                           Residence: Anguila          $27,500,000 1,129,464  6,187,500 $26,900,000   Telephone:  (212) 756-2376

GMM Capital, LLC           111 West 40th Street                                                       Skadden, Arps, Slate, Meagher
                           20th Floor                                                                 & Flom LLP
                           New York, NY 10018                                                         Four Times Square
                                                                                                      New York, NY 10036
                                                                                                      Attention:
                                                                                                           Thomas W. Greenberg, Esq.
                                                                                                      Fax: (917) 777-7886
                                                       $7,000,000    287,500  1,575,000 $ 7,000,000   Telephone: (212) 735-7886

Goldfarb Capital           21 Fairway Drive                                                           Fulbright and Jaworski
Partners LLC               Mamaroneck, NY 10543                                                       666 Fifth Avenue
                                                                                                      New York, N.Y. 10103
                                                                                                      Attention. Neil Gold, Esq.
                                                                                                      Fax: (212) 318 3400
                                                       $4,500,000    184,822  1,012,500  $4,500,000   Telephone: (212) 318 3022

Mr. Charles Phillips       777 Park Avenue
                           New York, NY 10021          $2,000,000     82,143    450,000   $ 2,000,000 N/A

Mr. Eli Wachtel            7 Shaw Road
                           Scarsdale, NY 10583          $900,000      36,964    202,500    $900,000   N/A





WLSS Capital Partners,     c/o Wayne Miller                                                           Fulbright and Jaworski
LLC                        1365 York Avenue                                                           666 Fifth Avenue
                           Apt. 26B                                                                   New York, N.Y. 10103
                           New York, NY 10021                                                         Attention. Neil Gold, Esq.
                                                                                                      Fax: (212) 318 3400
                                                        $100,000       4,107     22,500    $100,000   Telephone: (212) 318 3022


Smithfield Fiduciary LLC   c/o Highbridge Capital                                                     N/A
                           Management, LLC
                           9 West 57th Street
                           27th Floor
                           New York, NY 10019
                           Attention:  Ari J. Storch
                                       Adam J. Chill
                           Fax:       (212) 751-0755
                           Telephone: (212) 287-4720
                           Residence:  Cayman Islands  $5,921,123    243,189  1,332,253  $5,921,123

D.B. Zwirn Special         c/o D.B. Zwirn & Co., L.P.                                                N/A
Opportunities Fund, L.P    745 Fifth Avenue, 18th
                           Floor New York, New York 10151
                           Phone: (646) 720-9100
                           Fax:   (646) 720-9000
                           Attention:  Daniel B. Zwirn
                                       Perry A. Gruss
                           Residence:  Cayman Islands  $1,706,105     70,072    383,873  $1,706,105

D.B. Zwirn Special         c/o D.B. Zwirn & Co., L.P.                                                N/A
Opportunities Fund, Ltd.   745 Fifth Avenue, 18th
                           Floor New York, New York 10151
                           Phone: (646) 720-9100
                           Fax:   (646) 720-9000
                           Attention:  Daniel B. Zwirn
                                       Perry A. Gruss
                           Residence:  Cayman Islands  $1,706,105     70,072    383,874  $1,706,105

Riverview Group, LLC       666 Fifth Avenue, 8th floor                                               N/A
                           New York, New York  10103
                           Attention:  Daniel Cardella
                           Fax:   (212) 977-1667
                           Telephone: (212) 841-4100
                           Residence:  Delaware        $4,666,667    191,667  1,050,000  $4,666,667

          TOTAL                                        $56,000,000 2,300,000 12,600,000 $55,400,000
          =====                                        =========== ========= ========== ===========





                              SCHEDULE OF WARRANTS



             (1)                     (2)               (3)               (4)               (5)               (6)



                                                                                                         AGGREGATE
                                  NUMBER OF         NUMBER OF         NUMBER OF         NUMBER OF        NUMBER OF      AGGREGATE
     -------------------------     SERIES A          SERIES B          SERIES C          SERIES D        ADDITIONAL     NUMBER OF
            BUYER               WARRANT SHARES    WARRANT SHARES    WARRANT SHARES    WARRANT SHARES   WARRANT SHARES WARRANT SHARES

------------------------------------------------------------------------------------------------------------------------------------

S.A.C. Capital Associates, LLC    1,129,464         1,669,643         2,209,821         2,308,036         6,187,500        7,316,964

GMM Capital, LLC                   287,500           425,000           562,500           587,500          1,575,000        1,862,500

Goldfarb Capital Partners LLC      184,822           273,214           361,607           377,679          1,012,500        1,197,322

Mr. Charles Phillips                82,143           121,429           160,714           167,857           450,000           532,143

Mr. Eli Wachtel                     36,964            54,643            72,321            75,536           202,500           239,464

WLSS Capital Partners, LLC          4,107             6,071             8,036             8,393             22,500            26,607

Smithfield Fiduciary LLC           243,189           359,497           475,805           496,951          1,332,253        1,575,442

D.B. Zwirn Special
Opportunities Fund, L.P             70,072           103,585           137,098           143,190           383,873           453,945

D.B. Zwirn Special
Opportunities Fund, Ltd.            70,072           103,585           137,098           143,191           383,874           453,946

Riverview Group, LLC               191,667           283,333           375,000           391,667          1,050,000        1,241,667

            TOTAL               2,300,000        3,400,000           4,500,000        4,700,000           12,600,000      14,900,000
            =====             ===========        =========          ==========      ===========          ===========     ===========


                                    EXHIBITS


Exhibit A         Form of Convertible Note
Exhibit B-1       Form of Series A Warrants
Exhibit B-2       Form of Series B Warrants
Exhibit B-3       Form of Series C Warrants
Exhibit B-4       Form of Series D Warrants
Exhibit C         Registration Rights Agreement
Exhibit D         Irrevocable Transfer Agent Instructions
Exhibit E         Form of Outside Company Counsel Opinion
Exhibit F         Form of Secretary's Certificate
Exhibit G         Form of Officer's Certificate

                                   EXHIBIT 4

                       [FORM OF SECURED CONVERTIBLE NOTE]

[INCLUDE IF SECURITY IS A RESTRICTED SECURITY -- NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS NOTE NOR THE SECURITIES INTO WHICH THIS NOTE ARE CONVERTIBLE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS.

THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) AN OPINION OF COUNSEL, IN A GENERALLY ACCEPTABLE FORM, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR
(II) UNLESS SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT. THE HOLDER OF THIS NOTE WILL, AND EACH SUBSEQUENT HOLDER IS REQUIRED TO, NOTIFY ANY PURCHASER OF THIS NOTE OF THE RESALE RESTRICTIONS REFERRED TO IN THE FOREGOING SENTENCE. THE INDENTURE GOVERNING THIS NOTE CONTAINS A PROVISION REQUIRING THE TRUSTEE TO REFUSE TO REGISTER THE TRANSFER OF THIS NOTE IN VIOLATION OF THE FOREGOING RESTRICTION.

NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE NOTE AND THE SECURITIES INTO WHICH THIS NOTE IS CONVERTIBLE. ANY TRANSFEREE OF THIS NOTE SHOULD CAREFULLY REVIEW THE TERMS OF THIS NOTE, INCLUDING SECTIONS 3(c)(iii) AND 18(A) HEREOF. THE PRINCIPAL AMOUNT REPRESENTED BY THIS NOTE AND, ACCORDINGLY, THE SECURITIES ISSUABLE UPON CONVERSION HEREOF MAY BE LESS THAN THE AMOUNTS SET FORTH ON THE FACE HEREOF PURSUANT TO SECTION 3(c)(iii) OF THIS NOTE.

[INCLUDE IF SECURITY IS A GLOBAL SECURITY -- THIS NOTE IS A GLOBAL NOTE WITHIN THE MEANING OF THE INDENTURE REFERRED TO HEREIN AND IS REGISTERED IN THE NAME OF A DEPOSITARY OR A NOMINEE THEREOF. THIS NOTE MAY NOT BE EXCHANGED IN WHOLE OR IN PART FOR A NOTE REGISTERED, AND NO TRANSFER OF THIS NOTE IN WHOLE OR IN PART MAY BE REGISTERED, IN THE NAME OF ANY PERSON OTHER THAN SUCH DEPOSITARY OR A NOMINEE THEREOF, EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY ("DTC"), A NEW YORK CORPORATION, TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS

REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL IN AS MUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.]

THIS NOTE AND THE RIGHTS AND OBLIGATIONS EVIDENCED HEREBY, THE LIENS AND SECURITY INTERESTS SECURING THE INDEBTEDNESS AND OTHER OBLIGATIONS INCURRED OR ARISING UNDER OR EVIDENCED BY THIS NOTE AND THE RIGHTS AND OBLIGATIONS EVIDENCED HEREBY WITH RESPECT TO SUCH LIENS ARE SUBORDINATE IN THE MANNER AND TO THE EXTENT SET FORTH IN THAT CERTAIN AMENDED AND RESTATED SUBORDINATION AGREEMENT (AS THE SAME MAY BE AMENDED OR OTHERWISE MODIFIED FROM TIME TO TIME PURSUANT TO THE TERMS THEREOF, THE "SUBORDINATION AGREEMENT"), DATED AS OF ________ ___, 200__, AMONG THE BANK OF NEW YORK, ACTING AS TRUSTEE (THE "TRUSTEE") TO CERTAIN HOLDERS OF THE "SECURITIES" (AS DEFINED IN THE INDENTURE, DATED AS OF ________ ___, 200__, AMONG THE TRUSTEE AND THE WET SEAL, INC.), S.A.C. CAPITAL ASSOCIATES, LLC, A LIMITED LIABILITY COMPANY ORGANIZED UNDER THE LAWS OF ANGUILA ("SAC"), AND CERTAIN OTHER HOLDERS OF INDEBTEDNESS IDENTIFIED ON THE SIGNATURE PAGES THERETO, THE WET SEAL, INC., A DELAWARE CORPORATION, (THE "LEAD BORROWER"), AND FLEET RETAIL GROUP, INC., ACTING AS AGENT, TO THE INDEBTEDNESS AND THE LIENS AND SECURITY INTERESTS SECURING INDEBTEDNESS (INCLUDING INTEREST) OWED BY THE COMPANIES PURSUANT TO THAT CERTAIN AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF SEPTEMBER 22, 2004 (THE "FIRST LIEN CREDIT AGREEMENT") AMONG THE LEAD BORROWER, THE WET SEAL RETAIL, INC., A DELAWARE CORPORATION ("WET SEAL RETAIL"), WET SEAL CATALOG, INC., A DELAWARE CORPORATION (COLLECTIVELY, WITH WET SEAL RETAIL AND THE LEAD BORROWER, THE "COMPANIES"), WET SEAL GC, INC., A VIRGINIA CORPORATION (THE "FACILITY GUARANTOR"), AND FLEET RETAIL GROUP, INC. ("AGENT"), BACK BAY CAPITAL FUNDING, LLC, AS TERM LENDER, THE LENDERS FROM TIME TO TIME PARTY THERETO AND FLEET NATIONAL BANK, AS ISSUING LENDER, AND CERTAIN GUARANTEES OF THE INDEBTEDNESS EVIDENCED THEREBY, AS SUCH FIRST LIEN CREDIT AGREEMENT AND SUCH GUARANTEES HAVE BEEN AND HEREAFTER MAY BE AMENDED, RESTATED, SUPPLEMENTED OR OTHERWISE MODIFIED FROM TIME TO TIME AS PERMITTED UNDER THE SUBORDINATION AGREEMENT AND TO THE LIENS AND SECURITY INTERESTS SECURING INDEBTEDNESS REFINANCING THE INDEBTEDNESS UNDER SUCH AGREEMENTS AS PERMITTED BY THE SUBORDINATION AGREEMENT; AND EACH HOLDER OF THIS NOTE, BY ITS ACCEPTANCE HEREOF, IRREVOCABLY AGREES TO BE BOUND BY THE PROVISIONS OF THE SUBORDINATION AGREEMENT APPLICABLE TO THE "SUBORDINATING CREDITORS" (AS SUCH TERM IS DEFINED IN THE SUBORDINATION AGREEMENT), AS IF SUCH HOLDER WERE A SUBORDINATING CREDITOR FOR ALL PURPOSES OF THE SUBORDINATION AGREEMENT.

                               THE WET SEAL, INC.


                            SECURED CONVERTIBLE NOTE


                                CUSIP NO. [_____]

Issuance Date:  _____________ __, 200[__]         Principal: U.S. $_____________

          FOR VALUE RECEIVED, The Wet Seal, Inc., a Delaware corporation (the "COMPANY"), hereby promises to pay to the order of [__________________] or its registered assigns ("HOLDER") the amount set out above as the Principal [INCLUDE IF NOTE IS A GLOBAL SECURITY--(which amount may from time to time be increased or decreased by adjustments made on the records of the Trustee, as custodian for the Depositary, in accordance with the rules and procedures of the Depositary] (as adjusted, pursuant to the terms hereof pursuant to redemption, conversion or otherwise, the "PRINCIPAL") when due, whether upon the Maturity Date (as defined below), acceleration, redemption or otherwise (in each case in accordance with the terms hereof) and to pay interest ("INTEREST") on any outstanding Principal at a rate per annum equal to the Interest Rate (as defined below), from the date set out above as the Issuance Date (the "ISSUANCE DATE") until the same becomes due and payable, whether upon an Interest Date (as defined below), the Maturity Date, acceleration, conversion, redemption or otherwise (in each case in accordance with the terms hereof). This Convertible Note (including all Convertible Notes issued in exchange, transfer or replacement hereof, this "NOTE") is one of an duly authorized issue of Convertible Notes (collectively, the "NOTES" and such other Secured Convertible Notes, the "OTHER NOTES") issued from time to time pursuant to the Securities Purchase Agreement and the Indenture (each as defined below). The terms of this Note include those stated in the Indenture, those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended ("TIA") and those set forth in this Note. This
Note is subject to all such terms and the Holder is referred to the Indenture and the TIA for a statement of all such terms. Certain capitalized terms are defined in Section 28.

               (1) MATURITY. On the Maturity Date, the Holder shall surrender this Note to the Company and the Company shall pay to the Holder an amount in cash representing all outstanding Principal, accrued and unpaid Interest and accrued and unpaid Late Charges, if any, in accordance with the terms of the Indenture. The "MATURITY DATE" shall be [insert date seven years from Issuance Date], as may be extended at the option of the Holder (i) in the event that, and for so long as, an Event of Default (as defined in Section 4(a)) shall have occurred and be continuing or any event shall have occurred and be continuing which with the passage of time and the failure to cure would result in an Event of Default and (ii) through the date that is ten days after the consummation of a Change of Control in the event that a Change of Control is publicly announced or a Change of Control Notice (as defined in Section 5) is delivered prior to the Maturity Date.

               (2) INTEREST; INTEREST RATE. Interest on this Note shall commence accruing on the Issuance Date and shall be computed on the basis of a 365-day year and actual days elapsed and shall be payable in arrears on the last day of each calendar year and on the Maturity Date during the period beginning on the Issuance Date and ending on, and including, the Maturity Date (each, an "INTEREST DATE") with the first Interest Date being December 31, 2005. If any Interest Date is not a Business Day, Interest shall be paid on the next Business Day immediately succeeding the applicable Interest Date. Interest shall be payable on each Interest Date in cash; provided, however, all or any portion of the Interest due on any Interest Date may not be paid in cash but instead may be capitalized on each such Interest Date by adding it to the outstanding Principal on this Note; provided, that, notwithstanding anything in this Note to the contrary, no Interest that has been capitalized shall become part of the Principal that can be converted into shares of Common Stock under the terms of this Note and shall not be subject to redemption on the Maturity Date ("CAPITALIZED INTEREST"). From and after the occurrence of an Event of Default, the Interest Rate shall be increased to fifteen percent (15%). In the event that such Event of Default is subsequently cured, the adjustment referred to in the preceding sentence shall cease to be effective as of the date of such cure; provided that the Interest as calculated at such increased rate during the continuance of such Event of Default shall continue to apply to the extent relating to the days after the occurrence of such Event of Default through and including the date of cure of such Event of Default.

               (3) CONVERSION OF NOTES. This Note shall be convertible into shares of Class A common stock of the Company, par value $.10 per share (the "COMMON STOCK"), on the terms and conditions set forth in this Section 3.

                    (a) CONVERSION RIGHT. Subject to the provisions of Section 3(d), at any time or times on or after the Issuance Date until any time prior to the close of business on the Business Day prior to the Maturity Date, the Holder shall be entitled to convert any portion of the outstanding and unpaid Conversion Amount (as defined below) in multiples of $1,000 principal amount into fully paid and nonassessable shares of Common Stock in accordance with
Section 3(c), at the Conversion Rate (as defined below). The Company shall not issue any fraction of a share of Common Stock upon any conversion. If the issuance would result in the issuance of a fraction of a share of Common Stock, the Company shall round such fraction of a share of Common Stock up to the nearest whole share, or, at the option of the Company, the Company may pay cash to the Holder for the value of any fractional share, based on the Closing Bid Price as of the applicable Conversion Date. The Company shall pay any and all taxes that may be payable with respect to the issuance and delivery of Common Stock upon conversion of any Conversion Amount; provided, however, that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the issue or delivery of shares of Common Stock in a name other than that of the Holder and no such issue or delivery to a Person other than the Holder shall be made unless and until the Person requesting such issue and delivery has paid to the Company the amount of any such tax or has established, to the satisfaction of the Company, that such tax has been paid.

                    (b) CONVERSION RATE. The number of shares of Common Stock issuable upon conversion of any Conversion Amount pursuant to Section 3(a) shall be determined by dividing (x) such Conversion Amount by (y) the Conversion Price (the "CONVERSION RATE").

                         (i)  "CONVERSION  AMOUNT"  means  the  sum of  (A)  the
portion of the Principal to be converted, redeemed or otherwise with respect to which this determination is being made, (B) accrued and unpaid Interest with respect to such Principal (other than Capitalized Interest in connection with conversions pursuant hereto, which Capitalized Interest as to the portion of the Note converted shall be extinguished) and (C) accrued and unpaid Late Charges with respect to such Principal and Interest.

                         (ii)  "CONVERSION  PRICE" means,  as of any  Conversion
Date (as defined below) or other date of determination, and subject to adjustment as provided herein, $1.50, subject to adjustment as provided herein.

                    (c) MECHANICS OF CONVERSION.

                         (i)  OPTIONAL  CONVERSION.  To convert  any  Conversion
Amount into shares of Common Stock on any date (a "CONVERSION DATE"), the Holder shall (A) transmit by facsimile (or otherwise deliver), to the Trustee and the Trustee shall have received on or prior to 11:59 p.m., New York Time, on such date, a copy of an executed notice of conversion in the form attached hereto as
EXHIBIT I (the  "CONVERSION  NOTICE")  to the  Trustee  and (B) if  required  by
Section 3(c)(iii), surrender this Note to the Trustee, as soon as practicable on or following such date (or an indemnification undertaking with respect to this Note in the case of its loss, theft or destruction). On or before the second Business Day following the date of receipt of a Conversion Notice (the "SHARE DELIVERY DATE"), the Company shall (X) provided the Trustee is participating in the Depository's Fast Automated Securities Transfer Program, credit such aggregate number of shares of Common Stock to which the Holder shall be entitled to the Holder's or its designee's balance account with the Depositary through its Deposit Withdrawal Agent Commission system or (Y) if the Trustee is not participating in the Depositary's Fast Automated Securities Transfer Program, execute, and shall cause the Trustee to authenticate and deliver, to the address as specified in the Conversion Notice, a certificate, registered in the name of the Holder or its designee, for the number of shares of Common Stock to which the Holder shall be entitled. If this Note is required to be physically surrendered for conversion pursuant to the terms of the Indenture and the outstanding Principal of this Note is greater than the Principal portion of the Conversion Amount being converted, then the Company shall execute, and shall cause the Trustee to authenticate and deliver, at the Company's expense, to the Holder a new Note (in accordance with the provisions of the Indenture) representing the outstanding Principal not converted. The Person or Persons entitled to receive the shares of Common Stock issuable upon a conversion of this Note shall be treated for all purposes as the record holder or holders of such shares of Common Stock on the Conversion Date. Anything herein to the contrary notwithstanding, in the case this Note is a Global Security (as defined in the Indenture), a Conversion Notice shall be delivered and such notice shall be surrendered for conversion in accordance with the rules and procedures of the Depositary.

                         (ii)  COMPANY'S  FAILURE  TO  TIMELY  CONVERT.  If  the
Trustee on the Company's behalf, shall fail to issue a certificate to the Holder or credit the Holder's balance account with the Depositary for the number of shares of Common Stock to which the Holder is entitled upon conversion of any Conversion Amount on or prior to the date which is five Business Days after the Conversion Date (a "CONVERSION FAILURE"), then (A) the Company shall pay damages to the Holder for each date of such Conversion Failure in an amount equal to 1.5% of the product of (I) the sum of the number of shares of Common Stock not issued to the Holder on or prior to the Share Delivery Date and to which the Holder is entitled, and (II) the Closing Sale Price of the Common Stock on the Share Delivery Date and (B) the Holder, upon written notice to the Company, may void its Conversion Notice with respect to, and retain or have returned, as the case may be, any portion of this Note that has not been converted pursuant to such Conversion Notice; PROVIDED that the voiding of a Conversion Notice shall not affect the Company's obligations to make any payments which have accrued prior to the date of such notice pursuant to this Section 3(c)(ii) or otherwise. In addition to the foregoing, if within three (3) Trading Days after the Trustee's receipt of the facsimile copy of a Conversion Notice the Company shall fail to execute, and shall fail to cause the Trustee to authenticate and deliver, a certificate to the Holder or credit the Holder's balance account with the Depositary for the number of shares of Common Stock to which the Holder is entitled upon such Holder's conversion of any Conversion Amount, and if on or after such Trading Day the Holder purchases (in an open market transaction or otherwise) Common Stock to deliver in satisfaction of a sale by the Holder of Common Stock issuable upon such conversion that the Holder anticipated receiving from the Company (a "BUY-IN"), then the Company shall, within three Business Days after the Holder's request and in the Holder's discretion, either (i) pay cash to the Holder in an amount equal to the Holder's total purchase price (including brokerage commissions, if any) for the shares of Common Stock so purchased (the "BUY-IN PRICE"), at which point the Company's obligation to deliver such certificate (and to issue such Common Stock) shall terminate, or
(ii) promptly honor its obligation to issue to the Holder a certificate or certificates representing such Common Stock and pay cash to the Holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) such number of shares of Common Stock, times (B) the Closing Bid Price on the Conversion Date.

                         (iii)  BOOK-ENTRY.   Notwithstanding  anything  to  the
contrary set forth herein, upon conversion of any portion of this Note in accordance with the terms hereof, the Holder shall not be required to physically surrender this Note to the Company unless such surrender is required by the terms of the Indenture. Following any such conversion of any portion of this Note, the outstanding Principal represented by this Note may be less than the Principal stated on the face of this Note.

                         (iv) PRO RATA CONVERSION;  DISPUTES.  In the event that
the Company receives a Conversion Notice from more than one holder of Notes for the same Conversion Date and the Company can convert some, but not all, of such portions of the Notes submitted for conversion, the Company, subject to Section 3(d), shall convert from each holder of Notes electing to have Notes converted on such date a pro rata amount (in such denominations and multiples thereof set forth in the Indenture) of such holder's portion of its Notes submitted for conversion based on the principal amount of Notes submitted for conversion on such date by such holder relative to the aggregate principal amount of all Notes submitted for conversion on such date. In the event of a dispute as to the number of shares of Common Stock issuable to the Holder in connection with a conversion of this Note, the Company shall issue to the Holder the number of shares of Common Stock not in dispute and resolve such dispute in accordance with Section 23

                    (d) LIMITATIONS ON CONVERSIONS. The Company shall not effect any conversion of this Note, and the Holder of this Note shall not have the right to convert any portion of this Note pursuant to Section 3(a), to the extent that after giving effect to such conversion, the Holder (together with the Holder's affiliates) would beneficially own in excess of 9.99% (the

"CONVERSION LIMITATION") of the number of shares of Common Stock outstanding immediately after giving effect to such conversion. For purposes of the foregoing sentence, the number of shares of Common Stock beneficially owned by the Holder and its affiliates shall include the number of shares of Common Stock issuable upon conversion of this Note with respect to which the determination of such sentence is being made, but shall exclude the number of shares of Common Stock which would be issuable upon (A) conversion of the remaining, nonconverted portion of this Note beneficially owned by the Holder or any of its affiliates and (B) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Company (including, without limitation, any warrants) subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by the Holder or any of its affiliates. Except as set forth in the preceding sentence, for purposes of this Section 3(d), beneficial ownership shall be calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended. For purposes of this Section 3(d), in determining the number of outstanding shares of Common Stock, the Holder may rely on the number of outstanding shares of Common Stock as reflected in (x) the Company's most recent Form 10-K, 10-Q or Form 8-K, as the case may be
(y) a more recent public announcement by the Company or (z) any other notice by the Company or the Transfer Agent setting forth the number of shares of Common Stock outstanding. For any reason at any time, upon the written or oral request of the Holder, the Company shall within one Business Day confirm orally and in writing to the Holder the number of shares of Common Stock then outstanding. In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Note, by the Holder or its affiliates since the date as of which such number of outstanding shares of Common Stock was reported. By written notice to the Company, any Holder may increase or decrease the Conversion Limitation to any other percentage not in excess of 9.99% specified in such notice; provided that (i) any such increase will not be effective until the 61st day after such notice is delivered to the Company, and (ii) any such increase or decrease will apply only to the Holder sending such notice and not to any other holder of Notes.

          (4) RIGHTS UPON EVENT OF DEFAULT.

               (a) EVENT OF DEFAULT. Each of the following events shall constitute an "EVENT OF DEFAULT":

                    (i) the failure of the applicable Registration Statement required to be filed pursuant to the Registration Rights Agreement to be declared effective by the SEC on or prior to the date that is 60 days after the applicable Effectiveness Deadline (as defined in the Registration Rights Agreement), or, while the applicable Registration Statement is required to be maintained effective pursuant to the terms of the Registration Rights Agreement, the effectiveness of the applicable Registration Statement lapses for any reason (including, without limitation, the issuance of a stop order) or is unavailable to any holder of the Notes for sale of all of such holder's Registrable Securities (as defined in the Registration Rights Agreement) in accordance with the terms of the Registration Rights Agreement, and such lapse or unavailability continues for a period of 10 consecutive days or for more than an aggregate of 30 days in any 365-day period (other than days during an Allowable Grace Period (as defined in the Registration Rights Agreement));

                    (ii) the suspension from trading or failure of the Common Stock to be listed on an Eligible Market for a period of five (5) consecutive days or for more than an aggregate of ten (10) days in any 365-day period;

                    (iii) the Company's (A) failure to cure a Conversion Failure by delivery of the required number of shares of Common Stock within ten (10) Business Days after the applicable Conversion Date or (B) notice, written or oral, to any holder of the Notes, including by way of public announcement or through any of its agents, at any time, of its intention not to comply with a request for conversion of any Notes into shares of Common Stock that is tendered in accordance with the provisions of the Notes;

                    (iv) at any time following the tenth consecutive Business Day that the Holder's Authorized Share Allocation is less than the number of shares of Common Stock that the Holder would be entitled to receive upon a conversion of the full Conversion Amount of this Note (without regard to any limitations on conversion set forth in Section 3(d) or otherwise);

                    (v) the Company's failure to pay to the Holder any amount of Principal, Interest (if not capitalized), Late Charges or other amounts when and as due under this Note or any other Transaction Document (as defined in the Securities Purchase Agreement) or any other agreement, document, certificate or other instrument delivered in connection with the transactions contemplated hereby and thereby to which the Holder is a party, except, in the case of a failure to pay Interest, Late Charges and such other amounts (other than Principal) when and as due, in which case only if such failure continues for a period of at least three Business Days;

                    (vi) (A) any of the Company or any of its Subsidiaries shall fail to make any payment (whether of principal or interest and regardless of amount) in respect of any Material Indebtedness when and as the same shall become due and payable (after giving effect to the expiration of any grace or cure period set forth therein) or (B) any event or condition occurs that results in any Material Indebtedness becoming due prior to its scheduled maturity or that enables or permits (after giving effect to the expiration of any grace or cure period set forth therein) the holder or holders of any such Material Indebtedness or any trustee or agent on its or their behalf to cause any such Material Indebtedness to become due, or to require the prepayment, repurchase, redemption or defeasance thereof, prior to its scheduled maturity;

                    (vii) the Company or any of its Subsidiaries, pursuant to or within the meaning of Title 11, U.S. Code, or any similar Federal, foreign or state law for the relief of debtors (collectively, "BANKRUPTCY LAW"), (A) commences a voluntary case, (B) consents to the entry of an order for relief against it in an involuntary case, (C) consents to the appointment of a receiver, trustee, assignee, liquidator or similar official (a "CUSTODIAN"), (D) makes a general assignment for the benefit of its creditors or (E) admits in writing that it is generally unable to pay its debts as they become due;

                    (viii) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that (A) is for relief against the Company or any of its Subsidiaries in an involuntary case, (B) appoints a Custodian of the Company or any of its Subsidiaries or (C) orders the liquidation of the Company or any of its Subsidiaries;

                    (ix) a final judgment or judgments for the payment of money are rendered against the Company or any of its Subsidiaries or any settlements requiring payment of money by the Company or any of its Subsidiaries aggregating in excess of $1,000,000 and, in the case of judgments, which judgments are not, within 60 days after the entry thereof, bonded, discharged or stayed pending appeal, or are not discharged within 60 days after the expiration of such stay; PROVIDED, however, that any judgment or settlement which is covered by insurance or an indemnity from a credit worthy party shall not be included in calculating the $1,000,000 amount set forth above so long as the Company provides the Trustee, on behalf of the Holder, a written statement from such insurer or indemnity provider (which written statement shall be reasonably satisfactory to the Majority Holders) to the effect that such judgment or settlement is covered by insurance or an indemnity and the Company will receive the proceeds of such insurance or indemnity within 30 days of the issuance of such judgment or execution of such settlement;

                    (x) any representation or warranty made by the Company in any Transaction Document shall have been incorrect in a material way when made;

                    (xi) the  Company  breaches  any  covenant  or other term or
condition  of  any  Transaction   Document  (other  than  covenants,   terms  or
conditions, the breach of which constitutes an "Event of Default" under any other subsection of this Section 4(a)), except, in the case of a breach of a covenant which is curable, only if such breach continues for a period of at least fifteen consecutive days; or

                    (xii) any breach or failure  in any  respect to comply  with
Section 14 of this Note.

               (b) REDEMPTION RIGHT. Within 30 days of the Company delivering the Officer's Certificate specified in Section 10.07(b) of the Indenture, the Trustee shall deliver written notice of the occurrence of the Event of Default specified in such Officer's Certificate via facsimile and overnight courier (an "EVENT OF DEFAULT Notice") to the Holder. At any time after the earlier of (i) the Holder's receipt of an Event of Default Notice and (ii) the Holder becoming aware of an Event of Default, the 25% Holders may require the Company to redeem all or any portion of the Notes by delivering written notice thereof (the "EVENT OF DEFAULT REDEMPTION NOTICE") to the Company and the Trustee, which Event of Default Redemption Notice shall indicate the names of each Holder electing to redeem its Notes pursuant to this Section 4(b) and the portion of Notes each such Holder is electing to redeem. The portion of the Notes subject to redemption by the Company pursuant to this Section 4(b) shall be redeemed by the Company at a price equal to the greater of (i) the product of (x) the Conversion Amount to be redeemed and (y) the Redemption Premium and (ii) the product of (A) the Conversion Rate with respect to such Conversion Amount in effect at such time as the 25% Holders deliver an Event of Default Redemption Notice and (B) the Closing Sale Price of the Common Stock on the date immediately preceding such Event of Default (the "EVENT OF DEFAULT REDEMPTION PRICE"). Redemptions required by this Section 4(b) shall be made in accordance with the provisions of
Section 11 and any applicable provisions of the Indenture.

          (5) RIGHTS UPON FUNDAMENTAL TRANSACTION AND CHANGE OF CONTROL.

               (a) ASSUMPTION. The Company shall not enter into or be party to a Fundamental Transaction unless (i) the Successor Entity assumes in writing all of the obligations of the Company under this Note and the other Transaction Documents and, to the extent still in effect, the Subordination Agreement, in accordance with the provisions of this Section 5(a) pursuant to written agreements in form and substance satisfactory to the Majority Holders and approved by the Majority Holders prior to such Fundamental Transaction, including agreements to deliver to each holder of Notes in exchange for such Notes a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to the Notes, including, without limitation, having a principal amount and interest rate equal to the principal amounts and the interest rates of the Notes held by such holder and having similar ranking to the Notes, and satisfactory to the Majority Holders, (ii) the Successor Entity (including its Parent Entity) is a publicly traded corporation whose common stock is quoted on or listed for trading on an Eligible Market and
(iii) the Company complies with Article VIII of the Indenture. Upon the occurrence of any Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Note referring to the "Company" shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Note with the same effect as if such Successor Entity had been named as the Company herein. Upon consummation of the Fundamental Transaction, the Successor Entity shall deliver to the Holder confirmation that there shall be issued upon conversion or redemption of this Note at any time after the consummation of the Fundamental Transaction, in lieu of the shares of the Company's Common Stock (or other securities, cash, assets or other property) purchasable upon the conversion or redemption of the Notes prior to such Fundamental Transaction, such shares of stock, securities, cash, assets or any other property whatsoever (including warrants or other purchase or subscription rights) which the Holder would have been entitled to receive upon the happening of such Fundamental Transaction had this Note been converted immediately prior to such Fundamental Transaction, as adjusted in accordance with the provisions of this Note. The provisions of this Section shall apply similarly and equally to successive Fundamental Transactions and shall be applied without regard to any limitations on the conversion or redemption of this Note.

               (b) REDEMPTION RIGHT. No sooner than 15 days nor later than 10 days prior to the consummation of a Change of Control, but not prior to the public announcement of such Change of Control, the Company shall deliver written notice thereof via facsimile and overnight courier to the Trustee and the Holder (a "CHANGE OF CONTROL NOTICE"). The Change of Control Notice shall contain the information required by Section 11.03 of the Indenture. At any time during the period beginning after the Holder's receipt of a Change of Control Notice and ending on the date of the consummation of such Change of Control (or, in the event a Change of Control Notice is not delivered at least 10 days prior to a Change of Control, at any time on or after the date which is 10 days prior to a Change of Control and ending 10 days after the consummation of such Change of Control), the Holder may require the Company to redeem all or any portion of this Note by delivering written notice thereof ("CHANGE OF CONTROL REDEMPTION

NOTICE" and, collectively with any Event of Default Redemption Notice, the "REDEMPTION NOTICES" and individually, a "REDEMPTION NOTICE") to the Company, which Change of Control Redemption Notice shall indicate the Conversion Amount the Holder is electing to redeem. The portion of this Note subject to redemption pursuant to this Section 5 shall be redeemed by the Company at a price equal to the greater of (i) the product of (x) the Conversion Amount being redeemed and
(y) the quotient determined by dividing (A) the Closing Sale Price of the Common Stock on the Business Day on which the first public announcement of such proposed Change of Control is made by (B) the Conversion Price and (ii) 125% of the Conversion Amount being redeemed (the "CHANGE OF CONTROL REDEMPTION PRICE"). Redemptions required by this Section 5 shall be made in accordance with the provisions of Section 11 and Article XI of the Indenture and shall have priority to payments to shareholders in connection with a Change of Control.

          (6) RIGHTS  UPON  ISSUANCE  OF  PURCHASE  RIGHTS  AND OTHER  CORPORATE
EVENTS.

               (a) PURCHASE RIGHTS. If at any time the Company grants, issues or sells any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property pro rata to all record holders of any class of Common Stock (the "PURCHASE RIGHTS"), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of shares of Common Stock acquirable upon complete conversion of this Note (without taking into account any limitations or restrictions on the convertibility of this Note) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Common Stock are to be determined for the grant, issue or sale of such Purchase Rights.

               (b)  OTHER   CORPORATE   EVENTS.   In  addition  to  and  not  in
substitution for any other rights hereunder, prior to the consummation of any Fundamental Transaction pursuant to which holders of shares of Common Stock are entitled to receive securities or other assets with respect to or in exchange for shares of Common Stock (a "CORPORATE EVENT"), the Company shall make appropriate provision to insure that the Holder will thereafter have the right to receive upon a conversion of this Note, (i) in addition to the shares of Common Stock receivable upon such conversion, such securities or other assets to which the Holder would have been entitled with respect to such shares of Common Stock had such shares of Common Stock been held by the Holder upon the consummation of such Corporate Event (without taking into account any limitations or restrictions on the convertibility of this Note) or (ii) in lieu of the shares of Common Stock otherwise receivable upon such conversion, such securities or other assets received by the holders of shares of Common Stock in connection with the consummation of such Corporate Event in such amounts as the Holder would have been entitled to receive had this Note initially been issued with conversion rights for the form of such consideration (as opposed to shares of Common Stock) at a conversion rate for such consideration commensurate with the Conversion Rate. Provision made pursuant to the preceding sentence shall be in a form and substance satisfactory to the Majority Holders. The provisions of this Section shall apply similarly and equally to successive Corporate Events and shall be applied without regard to any limitations on the conversion or redemption of this Note.

          (7) RIGHTS UPON ISSUANCE OF OTHER SECURITIES.

               (a) ADJUSTMENT OF CONVERSION PRICE UPON ISSUANCE OF COMMON STOCK. If and whenever on or after the Subscription Date, the Company issues or sells, or in accordance with this Section 7(a) is deemed to have issued or sold, any shares of Common Stock (including the issuance or sale of shares of Common Stock owned or held by or for the account of the Company, but excluding shares of Common Stock deemed to have been issued or sold by the Company in connection with any Excluded Security) for a consideration per share (the "NEW SECURITIES ISSUANCE PRICE") less than a price (the "APPLICABLE PRICE") equal to the Conversion Price in effect immediately prior to such issue or sale (the foregoing a "DILUTIVE ISSUANCE"), then immediately after such Dilutive Issuance, the Conversion Price then in effect shall be reduced to an amount equal to the New Securities Issuance Price. For purposes of determining the adjusted Conversion Price under this Section 7(a), the following shall be applicable:

                    (i) ISSUANCE OF OPTIONS. If the Company in any manner grants or sells any Options and the lowest price per share for which one share of Common Stock is issuable upon the exercise of any such Option or upon conversion or exchange or exercise of any Convertible Securities issuable upon exercise of such Option is less than the Applicable Price, then such share of Common Stock shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the granting or sale of such Option for such price per share. For purposes of this Section 7(a)(i), the "lowest price per share for which one share of Common Stock is issuable upon the exercise of any such Option or upon conversion or exchange or exercise of any Convertible Securities issuable upon exercise of such Option" shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to any one share of Common Stock upon granting or sale of the Option, upon exercise of the Option and upon conversion or exchange or exercise of any Convertible Security issuable upon exercise of such Option. No further adjustment of the Conversion Price shall be made upon the actual issuance of such share of Common Stock or of such Convertible Securities upon the exercise of such Options or upon the actual issuance of such Common Stock upon conversion or exchange or exercise of such Convertible Securities.

                    (ii) ISSUANCE OF CONVERTIBLE SECURITIES. If the Company in any manner issues or sells any Convertible Securities and the lowest price per share for which one share of Common Stock is issuable upon such conversion or exchange or exercise thereof is less than the Applicable Price, then such share of Common Stock shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the issuance of sale of such Convertible Securities for such price per share. For the purposes of this Section 7(a)(ii), the "price per share for which one share of Common Stock is issuable upon such conversion or exchange or exercise" shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to any one share of Common Stock upon the issuance or sale of the Convertible Security and upon the conversion or exchange or exercise of such Convertible Security. No further adjustment of the Conversion Price shall be made upon the actual issuance of such share of Common Stock upon conversion or exchange or exercise of such Convertible Securities, and if any such issue or sale of such Convertible Securities is made upon exercise of any Options for which adjustment of the Conversion Price had been or are to be made pursuant to other provisions of this Section 7(a), no further adjustment of the Conversion Price shall be made by reason of such issue or sale.

                    (iii) CHANGE IN OPTION PRICE OR RATE OF CONVERSION. If the purchase price provided for in any Options, the additional consideration, if any, payable upon the issue, conversion, exchange or exercise of any Convertible Securities, or the rate at which any Convertible Securities are convertible into or exchangeable or exercisable for Common Stock changes at any time, the Conversion Price in effect at the time of such change shall be adjusted to the Conversion Price which would have been in effect at such time had such Options or Convertible Securities provided for such changed purchase price, additional consideration or changed conversion rate, as the case may be, at the time initially granted, issued or sold. For purposes of this Section 7(a)(iii), if the terms of any Option or Convertible Security that was outstanding as of the Closing Date are changed in the manner described in the immediately preceding sentence, then such Option or Convertible Security and the Common Stock deemed issuable upon exercise, conversion or exchange thereof shall be deemed to have been issued as of the date of such change. No adjustment shall be made if such adjustment would result in an increase of the Conversion Price then in effect.

                    (iv) CALCULATION OF CONSIDERATION RECEIVED. In case any Option is issued in connection with the issue or sale of other securities of the Company, together comprising one integrated transaction in which no specific consideration is allocated to such Options by the parties thereto, the Options will be deemed to have been issued for a consideration of $.01. If any Common Stock, Options or Convertible Securities are issued or sold or deemed to have been issued or sold for cash, the consideration received therefor will be deemed to be the net amount received by the Company therefor. If any Common Stock, Options or Convertible Securities are issued or sold for a consideration other than cash, the amount of the consideration other than cash received by the Company will be the fair value of such consideration, except where such consideration consists of securities, in which case the amount of consideration received by the Company will be the Closing Sale Price of such securities on the date of receipt. If any Common Stock, Options or Convertible Securities are issued to the owners of the non-surviving entity in connection with any merger in which the Company is the surviving entity, the amount of consideration therefor will be deemed to be the fair value of such portion of the net assets and business of the non-surviving entity as is attributable to such Common Stock, Options or Convertible Securities, as the case may be. The fair value of any consideration other than cash or securities will be determined jointly by the Company and the Majority Holders. If such parties are unable to reach agreement within ten (10) days after the occurrence of an event requiring valuation (the "VALUATION EVENT"), the fair value of such consideration will be determined within five (5) Business Days after the tenth day following the Valuation Event by an independent, reputable appraiser jointly selected by the Company and the Majority Holders. The determination of such appraiser shall be deemed binding upon all parties absent manifest error and the fees and expenses of such appraiser shall be borne by the Company.

                    (v) RECORD DATE. If the Company takes a record of the holders of Common Stock for the purpose of entitling them (A) to receive a dividend or other distribution payable in Common Stock, Options or in Convertible Securities or (B) to subscribe for or purchase Common Stock, Options or Convertible Securities, then such record date will be deemed to be the date of the issue or sale of the Common Stock deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

               (b)   ADJUSTMENT  OF  CONVERSION   PRICE  UPON   SUBDIVISION   OR
COMBINATION OF COMMON STOCK. If the Company at any time on or after the Subscription Date subdivides (by any stock split, stock dividend, recapitalization or otherwise) one or more classes of its outstanding shares of Common Stock into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision will be proportionately reduced. If the Company at any time on or after the Subscription Date combines (by combination, reverse stock split or otherwise) one or more classes of its outstanding shares of Common Stock into a smaller number of shares, the Conversion Price in effect immediately prior to such combination will be proportionately increased.

               (c) OTHER EVENTS. If any event occurs of the type contemplated by the provisions of this Section 7 but not expressly provided for by such provisions (including, without limitation, the granting of stock appreciation rights, phantom stock rights or other rights with equity features) then the Company's Board of Directors will make an appropriate adjustment in the Conversion Price so as to protect the rights of the Holder under this Note; provided that no such adjustment will increase the Conversion Price as otherwise determined pursuant to this Section 7.

               (d) THIS NOTE DEEMED OUTSTANDING. If during the period beginning on and including the Subscription Date and ending on the date immediately preceding the Issuance Date, the Company entered into, or in accordance with
Section 7(a) would have been deemed to have entered into (had this Note been outstanding at such time), any Dilutive Issuance or if any of the events or actions contemplated by Sections 7(b) or (c) shall have occurred, then solely for purposes of determining any adjustment under this Section 7 as a result of such Dilutive Issuance, deemed Dilutive Issuance, action or event, this Note shall be deemed to have been outstanding at the time of each such Dilutive Issuance, deemed Dilutive Issuance, action or event.

               (e) ADDITIONAL ADJUSTMENTS. Notwithstanding anything herein to the contrary, the Conversion Price shall also be adjusted from time to time by the Company in accordance with Section 13.02 of the Indenture.

               (f) SECURITY. This Note and the Other Notes are secured to the extent and in the manner set forth in the Security Agreements (as defined in the Securities Purchase Agreement) and subject to the Subordination Agreement.

               (g) NONCIRCUMVENTION. The Company hereby covenants and agrees that the Company will not, by amendment of its Certificate of Incorporation, Bylaws or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Note, and will at all times in good faith carry out all of the provisions of this Note and take all action as may be required to protect the rights of the Holder of this Note.

               (h) RESERVATION OF AUTHORIZED SHARES.

               (i) RESERVATION. The Company initially shall reserve out of its authorized and unissued Common Stock a number of shares of Common Stock for each of the Notes equal to 130% of the Conversion Rate with respect to the Conversion Amount of each such Note as of the Issuance Date. So long as any of the Notes are outstanding, the Company shall take all action necessary to reserve and keep available out of its authorized and unissued Common Stock, solely for the purpose of effecting the conversion of the Notes, 130% of the number of shares of Common Stock as shall from time to time be necessary to effect the conversion of all of the Notes then outstanding; provided that at no time shall the number of shares of Common Stock so reserved be less than the number of shares required to be reserved of the previous sentence (without regard to any limitations on conversions) (the "REQUIRED RESERVE AMOUNT"). The initial number of shares of Common Stock reserved for conversions of the Notes and each increase in the number of shares so reserved shall be allocated pro rata among the holders of the Notes based on the principal amount of the Notes held by each holder at the Closing (as defined in the Securities Purchase Agreement) or increase in the number of reserved shares, as the case may be (the "AUTHORIZED SHARE ALLOCATION"). In the event that a holder shall sell or otherwise transfer any of such holder's Notes, each transferee shall be allocated a pro rata portion of such holder's Authorized Share Allocation. Any shares of Common Stock reserved and allocated to any Person which ceases to hold any Notes shall be allocated to the remaining holders of Notes, pro rata based on the principal amount of the Notes then held by such holders.

               (j) INSUFFICIENT AUTHORIZED SHARES. If at any time while any of the Notes remain outstanding the Company does not have a sufficient number of authorized and unreserved shares of Common Stock to satisfy its obligation to reserve for issuance upon conversion of the Notes at least a number of shares of Common Stock equal to the Required Reserve Amount (an "AUTHORIZED SHARE FAILURE"), then the Company shall immediately take all action necessary to increase the Company's authorized shares of Common Stock to an amount sufficient to allow the Company to reserve the Required Reserve Amount for the Notes then outstanding. Without limiting the generality of the foregoing sentence, as soon as practicable after the date of the occurrence of an Authorized Share Failure, but in no event later than 60 days after the occurrence of such Authorized Share Failure, the Company shall hold a meeting of its shareholders for the approval of an increase in the number of authorized shares of Common Stock. In connection with such meeting, the Company shall provide each shareholder with a proxy statement and shall use its best efforts to solicit its shareholders' approval of such increase in authorized shares of Common Stock and to cause its board of directors to recommend to the shareholders that they approve such proposal.

          (8) HOLDER'S REDEMPTIONS.

               (a) MECHANICS. The Company shall deliver the applicable Event of Default Redemption Price to the Holder within five Business Days after the Company's receipt of the Holder's Event of Default Redemption Notice in accordance with any applicable terms of the Indenture. If the Holder has submitted a Change of Control Redemption Notice in accordance with Section 5(b), the Company shall deliver the applicable Change of Control Redemption Price to the Holder concurrently with the consummation of such Change of Control if such notice is received prior to the consummation of such Change of Control and within five Business Days after the Company's receipt of such notice otherwise and in accordance with any applicable terms of the Indenture. In the event of a redemption of less than all of the Conversion Amount of this Note, the Company shall execute, and shall cause the Trustee to authenticate and deliver, to the Holder a new Note (in accordance with the terms of the Indenture) representing the outstanding Principal which has not been redeemed. In the event that the Company does not pay the Redemption Price to the Holder within the time period required, at any time thereafter and until the Company pays such unpaid Redemption Price in full, the Holder shall have the option, in lieu of redemption, to require the Company to promptly return to the Holder all or any portion of this Note representing the Conversion Amount that was submitted for redemption and for which the applicable Redemption Price (together with any Late Charges thereon) has not been paid. Upon the Company's receipt of such notice,
(x) the Redemption Notice shall be null and void with respect to such Conversion Amount, (y) the Company shall immediately return this Note, or shall execute, and shall cause the Trustee to authenticate and deliver, a new Note (in accordance with the terms of the Indenture) to the Holder representing such Conversion Amount and (z) the Conversion Price of this Note or such new Notes shall be adjusted to the lesser of (A) the Conversion Price as in effect on the date on which the Redemption Notice is voided and (B) the lowest Closing Bid Price during the period beginning on and including the date on which the Redemption Notice is delivered to the Company and ending on and including the date on which the Redemption Notice is voided. The Holder's delivery of a notice voiding a Redemption Notice and exercise of its rights following such notice shall not affect the Company's obligations to make any payments of Late Charges which have accrued prior to the date of such notice with respect to the Conversion Amount subject to such notice.

               (b) [REDEMPTION BY OTHER HOLDERS. Upon the Company's receipt of notice from any of the holders of the Other Notes for redemption or repayment as a result of an event or occurrence substantially similar to the events or occurrences described in Sections 4(b) and 5(b) (each, an "OTHER REDEMPTION NOTICE"), the Company shall, or shall cause the Trustee to, promptly forward to the Holder by facsimile a copy of such notice. If the Company receives a Redemption Notice and one or more Other Redemption Notices, during the period beginning on and including the date which is three Business Days prior to the Company's receipt of the Holder's Redemption Notice and ending on and including the date which is three Business Days after the Company's receipt of the Holder's Redemption Notice and the Company is unable to redeem all principal, interest and other amounts designated in such Redemption Notice and such Other Redemption Notices received during such seven Business Day period, then the Company shall redeem a pro rata amount (in such denominations and multiples thereof set forth in the Indenture) from each holder of the Notes (including the Holder) based on the principal amount of the Notes submitted for redemption pursuant to such Redemption Notice and such Other Redemption Notices received by the Company during such seven Business Day period.]

               (c) RESTRICTION ON REDEMPTION AND CASH DIVIDENDS. Until all of the Notes have been converted, redeemed or otherwise satisfied in accordance with their terms, the Company shall not, directly or indirectly, redeem, repurchase or declare or pay any cash dividend or distribution on its capital stock without the prior express written consent of the Majority Holders.

          (9) VOTING RIGHTS. The Holder shall have no voting rights as the holder of this Note, except as required by law, including but not limited to the General Corporate Law of the State of Delaware, and as expressly provided in this Note.

          (10) COVENANTS.

               (a) RANK. All payments due under this Note (a) shall rank PARI PASSU with all Other Notes, (b) shall rank subordinate to the Senior Debt (as defined in the Subordination Agreement) in accordance with and subject to the terms of the Subordination Agreement and (c) shall be senior to all other Indebtedness (as defined in the Securities Purchase Agreement) of the Company and its Subsidiaries.

               (b) INCURRENCE OF INDEBTEDNESS. So long as this Note is outstanding, the Company shall not, and the Company shall not permit any of its Subsidiaries to, directly or indirectly, incur or guarantee, assume or suffer to exist any Indebtedness, other than (i) the Indebtedness evidenced by this Note and the Other Notes and (ii) Permitted Indebtedness.

               (c) EXISTENCE OF LIENS. So long as this Note is outstanding, the Company shall not, and the Company shall not permit any of its Subsidiaries to, directly or indirectly, allow or suffer to exist any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by the Company or any of its Subsidiaries (collectively, "LIENS") other than Permitted Liens.

               (d) RESTRICTED PAYMENTS. The Company shall not, and the Company shall not permit any of its Subsidiaries to, directly or indirectly, redeem, defease, repurchase, repay or make any payments in respect of, by the payment of cash or cash equivalents (in whole or in part, whether by way of open market purchases, tender offers, private transactions or otherwise), all or any portion of any Permitted Indebtedness (other than the Existing Senior Indebtedness), whether by way of payment in respect of principal of (or premium, if any) or interest on, such Indebtedness if at the time such payment is due or is otherwise made or, after giving effect to such payment, an event constituting, or that with the passage of time and without being cured would constitute, an Event of Default has occurred and is continuing.

          (11) PARTICIPATION. The Holder, as the holder of this Note, shall be entitled to such dividends paid and distributions made to the holders of Common Stock to the same extent as if the Holder had converted this Note into Common Stock (without regard to any limitations on conversion herein or elsewhere) and had held such shares of Common Stock on the record date for such dividends and distributions. Payments under the preceding sentence shall be made concurrently with the dividend or distribution to the holders of Common Stock

          (12) CHANGES OR AMENDMENTS TO NOTES. The Notes shall only be changed or amended in accordance with Article IX of the Indenture.

          (13) TRANSFER. This Note may be offered, sold, assigned or transferred by the Holder without the consent of the Company, subject only to the provisions of Section 2(f) of the Securities Purchase Agreement and the provisions of the Indenture.

          (14) REISSUANCE OF THIS NOTE.

               (a) TRANSFER. If this Note is to be transferred, such transfer shall be made in accordance with the terms and conditions of the Indenture. The Holder and any assignee, by acceptance of this Note, acknowledge and agree that following conversion or redemption of any portion of this Note, the outstanding Principal represented by this Note may be less than the Principal stated on the face of this Note.

               (b) LOST, STOLEN OR MUTILATED NOTE. Upon loss, theft, destruction or mutilation of this Note, a new Note shall be delivered in accordance with the terms and conditions of the Indenture.

               (c) NOTE EXCHANGEABLE FOR DIFFERENT DENOMINATIONS. This Note is exchangeable, upon the surrender by the Holder (in accordance with the terms of the Indenture), for a new Note or Notes, issued in the denominations and multiples thereof set forth in the Indenture, representing the aggregate the outstanding Principal of this Note, and each such new Note will represent such portion of such outstanding Principal as is designated by the Holder at the time of such surrender.

               (d) ISSUANCE OF NEW NOTES. The issuance of any new Notes shall be made in accordance with the terms and conditions of the Indenture.

               (e) [INCLUDE IF SECURITY IS A GLOBAL SECURITY -PARTIAL DEPOSIT OR WITHDRAWAL. In the event of a deposit or withdrawal of an interest in this Note, including an exchange, transfer, redemption or conversion of this Note in part only, the Trustee, as custodian of the Depositary, shall make an adjustment on its records to reflect such deposit or withdrawal in accordance with the rules and procedures of the Depositary.]

          (15) REMEDIES, CHARACTERIZATIONS, OTHER OBLIGATIONS, BREACHES AND INJUNCTIVE RELIEF. Subject to the terms of the Indenture or the remedies provided in this Note shall be cumulative and in addition to all other remedies available under this Note, the Indenture and the other Transaction Documents at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the Holder's right to pursue actual and consequential damages for any failure by the Company to comply with the terms of this Note. Amounts set forth or provided for herein with respect to payments, conversion and the like (and the computation thereof) shall be the amounts to be received by the Holder and shall not, except as provided in the Subordination Agreement or otherwise expressly provided herein, be subject to any other obligation of the Company (or the performance thereof). The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, the Holder shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.

          (16) PAYMENT OF COLLECTION,  ENFORCEMENT  AND OTHER COSTS. If (a) this
Note is placed in the hands of an attorney for collection or enforcement or is collected or enforced through any legal proceeding or the Holder otherwise takes action to collect amounts due under this Note or to enforce the provisions of this Note or (b) there occurs any bankruptcy, reorganization, receivership of the Company or other proceedings affecting Company creditors' rights and involving a claim under this Note, then the Company shall pay the costs incurred by the Holder for such collection, enforcement or action or in connection with such bankruptcy, reorganization, receivership or other proceeding, including, but not limited to, attorneys' fees and disbursements.

          (17) CONSTRUCTION; HEADINGS. This Note shall be deemed to be jointly drafted by the Company and all the Initial Purchasers (as defined in the Indenture) and shall not be construed against any person as the drafter hereof. The headings of this Note are for convenience of reference and shall not form part of, or affect the interpretation of, this Note.

          (18) FAILURE OR INDULGENCE NOT WAIVER. No failure or delay on the part of the Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

          (19) DISPUTE RESOLUTION. In the case of a dispute as to the determination of the Closing Bid Price, the Closing Sale Price or the arithmetic calculation of the Conversion Rate or the Redemption Price, the Company shall submit the disputed determinations or arithmetic calculations via facsimile within one Business Day of receipt of the Conversion Notice or Redemption Notice or other event giving rise to such dispute, as the case may be, to the Trustee. If the Trustee and the Company are unable to agree upon such determination or calculation within one Business Day of such disputed determination or arithmetic calculation being submitted to the Trustee, then the Company shall, within one Business Day submit via facsimile (a) the disputed determination of the Closing Bid Price or the Closing Sale Price to an independent, reputable investment bank selected by the Company and approved by the Trustee or (b) the disputed arithmetic calculation of the Conversion Rate or the Redemption Price to the Company's independent, outside accountant. The Company, at the Company's expense, shall cause the investment bank or the accountant, as the case may be, to perform the determinations or calculations and notify the Company and the

Trustee of the results no later than five Business Days from the time it receives the disputed determinations or calculations. Such investment bank's or accountant's determination or calculation, as the case may be, shall be binding upon all parties absent demonstrable error.

          (20) NOTICES; PAYMENTS.

               (a) NOTICES. Whenever notice is required to be given under this Note, unless otherwise provided herein, such notice shall be given in accordance with the terms of the Indenture.

               (b) PAYMENTS. Whenever any payment of cash is to be made by the Company to any Person pursuant to this Note, such payment shall be made in accordance with the terms of the Indenture. Any amount of Principal or other amounts due under the Transaction Documents, other than Interest and other amounts for which a late charge or penalty is otherwise provided in the relevant Transaction Document in respect thereof, which is not paid when due shall result in a late charge being incurred and payable by the Company in an amount equal to interest on such amount at the rate of 18% per annum from the date such amount was due until the same is paid in full ("LATE CHARGE").

          (21) CANCELLATION. This Note shall be cancelled in accordance with the terms and conditions of the Indenture.

          (22) WAIVER OF NOTICE. To the extent permitted by law, the Company hereby waives demand, notice, protest and all other demands and notices in connection with the delivery, acceptance, performance, default or enforcement of this Note, the Indenture and the Securities Purchase Agreement.

          (23) GOVERNING LAW. This Note shall be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Note shall be governed by, the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York.

          (24) CERTAIN DEFINITIONS. For purposes of this Note, the following terms shall have the following meanings:

               (a) "APPROVED STOCK PLAN" means any employee benefit plan which has been approved by the Board of Directors of the Company, pursuant to which the Company's securities may be issued to any employee, officer, director, or consultant for services provided to the Company.

               (b) "BLOOMBERG" means Bloomberg Financial Markets.

               (c) "BUSINESS DAY" means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed.

               (d) "CHANGE OF CONTROL" means any Fundamental Transaction other than (A) a Fundamental Transaction in which holders of the Company's voting power immediately prior to the Fundamental Transaction continue after the Fundamental Transaction to hold publicly traded securities and, directly or indirectly, the voting power of the surviving entity or entities necessary to elect a majority of the members of the board of directors (or their equivalent if other than a corporation) of such entity or entities, or (B) pursuant to a migratory merger effected solely for the purpose of changing the jurisdiction of incorporation of the Company.

               (e) "CLOSING BID PRICE" and "CLOSING SALE PRICE" means, for any security as of any date, the last closing bid price and last closing trade price, respectively, for such security on the Principal Market, as reported by Bloomberg, or, if the Principal Market begins to operate on an extended hours basis and does not designate the closing bid price or the closing trade price, as the case may be, then the last bid price or last trade price, respectively, of such security prior to 4:00:00 p.m., New York Time, as reported by Bloomberg, or, if the Principal Market is not the principal securities exchange or trading market for such security, the last closing bid price or last trade price, respectively, of such security on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg, or if the foregoing do not apply, the last closing bid price or last trade price, respectively, of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg, or, if no closing bid price or last trade price, respectively, is reported for such security by Bloomberg, the average of the bid prices, or the ask prices, respectively, of any market makers for such security as reported in the "pink sheets" by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.). If the Closing Bid Price or the Closing Sale Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Bid Price or the Closing Sale Price, as the case may be, of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved pursuant to Section 23. All such determinations to be appropriately adjusted for any stock dividend, stock split, stock combination or other similar transaction during the applicable calculation period.

               (f) "CLOSING DATE" shall have the meaning set forth in the Securities Purchase Agreement, which date is the date the Company initially issued Notes pursuant to the terms of the Securities Purchase Agreement.

               (g) "CONVERTIBLE SECURITIES" means any stock or securities (other than Options) directly or indirectly convertible into or exercisable or exchangeable for Common Stock.

               (h)  "DEPOSITARY"   shall  have  the  meaning  specified  in  the
Indenture.

               (i) "ELIGIBLE MARKET" means the Principal Market, The New York Stock Exchange, Inc., the American Stock Exchange or The Nasdaq SmallCap Market.

               (j) "EXCLUDED SECURITIES" means any Common Stock issued or issuable: (i) in connection with any Approved Stock Plan; (ii) upon conversion of the Notes or the exercise of the Warrants; (iii) pursuant to a bona fide firm commitment underwritten public offering with a nationally recognized underwriter which generates gross proceeds to the Company in excess of $35,000,000 (other than an "at-the-market offering" as defined in Rule 415(a)(4) under the 1933 Act and "equity lines"); and (iv) upon conversion of any Options or Convertible
Securities which are outstanding on the day immediately preceding the Subscription Date, provided that the terms of such Options or Convertible
Securities  are not  amended,  modified or changed on or after the  Subscription
Date.

               (k) "EXISTING SENIOR INDEBTEDNESS" means the Indebtedness of the Company and its Subsidiaries at any time outstanding under the Amended and Restated Credit Agreement (as amended, modified, supplemented or restated and in effect from time to time, the "SENIOR CREDIT AGREEMENT"), dated as of September 22, 2004, among the Company, certain affiliates of the Company (together with the Company, the "BORROWERS"), Wet Seal GC, Inc. (the "GUARANTOR"), Fleet Retail Group, Inc., Fleet National Bank (together with Fleet Retail Group, Inc., the "REVOLVING CREDIT LENDERS") and Back Bay Capital Funding LLC, including any refinancing thereof.

               (l) "FUNDAMENTAL TRANSACTION" means that the Company shall, directly or indirectly, in one or more related transactions, (i) consolidate or merge with or into (whether or not the Company is the surviving corporation) another Person, or (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company to another Person, or (iii) allow another Person to make a purchase, tender or exchange offer that is accepted by the holders of more than the 50% of the outstanding shares of Common Stock (not including any shares of Common Stock held by the Person or Persons making or party to, or associated or affiliated with the Persons making or party to, such purchase, tender or exchange offer), or (iv) consummate a stock purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person whereby such other Person acquires more than the 50% of either the outstanding shares of Common Stock or the outstanding shares of Class B Common Stock (not including any shares of Common Stock held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such stock purchase agreement or other business combination), (v) changed the members constituting its Board of Directors such that the individuals who constituted the Board of Directors on the Closing Date or other governing body of the Company (together with any new directors whose election to such Board of Directors or whose nomination for election by the stockholders of the Company was approved by a vote of 66 2/3% of the directors then still in office who were either directors on the Closing Date or whose election or nomination for election was previously so approved), cease for any reason to constitute a majority of such Board of Directors then in office, or (vi) reorganize, recapitalize or reclassify its Common Stock.

               (m) "GAAP" means United States generally accepted accounting principles, consistently applied.

               (n) "HEDGING AGREEMENT" means any interest rate protection agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, foreign currency exchange agreement, commodity price protection agreement, or other interest or currency exchange rate or commodity price hedging arrangement designed to hedge against fluctuations in interest rates or foreign exchange rates.

               (o) "INDENTURE" means the Indenture dated as of [____ __,] 200[_] between the Company and The Bank of New York, as Trustee, under which the Notes are issued and outstanding.

               (p) "INTEREST RATE" means [ ](1), subject to adjustment pursuant to Section 2.

               (q) "MAJORITY HOLDERS" means the holders of a majority of the aggregate principal amount of the Notes then outstanding.

               (r) "MATERIAL INDEBTEDNESS" means Indebtedness (other than the Notes and the Other Notes) of the Company or any one or more of its Subsidiaries in an aggregate principal amount exceeding $5,000,000. For purposes of determining the amount of Material Indebtedness at any time, the "PRINCIPAL AMOUNT" of the obligations in respect of any Hedging Agreement at such time shall be the maximum aggregate amount that the Company and/or one or more of its Subsidiaries would be required to pay if such Hedging Agreement were terminated at that time.

               (s) "OPTIONS" means any rights, warrants or options to subscribe for or purchase Common Stock or Convertible Securities.

               (t) "PARENT ENTITY" of a Person means an entity that, directly or indirectly, controls the applicable Person and whose common stock or equivalent equity security is quoted or listed on an Eligible Market, or, if there is more than one such Person or Parent Entity, the Person or Parent Entity with the largest public market capitalization as of the date of consummation of the Fundamental Transaction.

               (u)   "PERMITTED   INDEBTEDNESS"   means  the   Existing   Senior
Indebtedness and any other Indebtedness expressly permitted under the Senior Credit Agreement, as in effect on the Subscription Date.

               (v) "PERMITTED LIENS" means any "Permitted Encumbrance" under the Senior Credit Agreement, as in effect on the Subscription Date.

               (w) "PERSON" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity and a government or any department or agency thereof.

               (x) "PRINCIPAL MARKET" means the Nasdaq National Market.

               (y) "REDEMPTION PREMIUM" means (i) in the case of the Events of Default described in Section 4(a)(i) - (vii) and (x) - (xii), 125% or (ii) in the case of the Events of Default described in Section 4(a)(viii) and (ix), 100%.

---------------
(1) The Federal mid-term rate as defined in Section 1274(d) of the Internal Revenue Code for debt obligations with annual compounding periods as specified by the Internal Revenue Service for the month in which the Note is issued.

               (z) "REGISTRATION RIGHTS AGREEMENT" means that certain amended and restated registration rights agreement between the Company and the initial holders of the Notes relating to, among other things, the registration of the resale of the Common Stock issuable upon conversion of the Notes and exercise of the Warrants, as the same may be amended or modified from time to time in accordance with the terms thereof.

               (aa) "SEC" means the United States Securities and Exchange Commission.

               (bb) "SECURITIES PURCHASE AGREEMENT" means that certain amended and restated securities purchase agreement dated the Subscription Date by and among the Company and the initial holders of the Notes pursuant to which the Company issued the Notes, as the same maybe amended or modified from time to time in accordance with the terms thereof.

               (cc) "SUBORDINATION AGREEMENT" means that certain Amended and Restated Subordination Agreement (as the same may be amended or otherwise modified from time to time pursuant to the terms thereof), dated as of ________ ___, 200__, among the Trustee, S.A.C. Capital Associates, LLC, a limited liability company organized under the laws of Anguilla, the Trustee and other holders of Indebtedness identified on the signature pages thereto, the Company and Fleet Retail Group, Inc.

               (dd) "SUBSCRIPTION DATE" means November 9, 2004.

               (ee) "SUCCESSOR ENTITY" means the Person, which may be the Company, formed by, resulting from or surviving any Fundamental Transaction or the Person with which such Fundamental Transaction shall have been made, provided that if such Person is not a publicly traded entity whose common stock or equivalent equity security is quoted or listed for trading on an Eligible Market, Successor Entity shall mean such Person's Parent Entity.

               (ff) "25% HOLDERS" means the holders of at least 25% in aggregate principal amount of the Notes then outstanding.

               (gg) "TRADING DAY" means any day on which the Common Stock are traded on the Principal Market, or, if the Principal Market is not the principal trading market for the Common Stock, then on the principal securities exchange or securities market on which the Common Stock are then traded; provided that "Trading Day" shall not include any day on which the Common Stock are scheduled to trade on such exchange or market for less than 4.5 hours or any day that the Common Stock are suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York Time).

               (hh) "TRUSTEE" means the Trustee or such other office or agency designated by the Company pursuant to the terms of the Indenture governing the Notes with notice provided to the Holders where Securities may be presented for conversion.

               (ii) "WARRANTS" has the meaning ascribed to such term in the Securities Purchase Agreement, and shall include all warrants issued in exchange therefor or replacement thereof.



                            [Signature Page Follows]

          IN WITNESS WHEREOF, the Company has caused this Note to be duly executed as of the Issuance Date set out above.


                                             THE WET SEAL, INC.


                                             By:_______________________________
                                                Name:
                                                Title:

                                    EXHIBIT I

                               THE WET SEAL, INC.
                                CONVERSION NOTICE

Reference is made to the Convertible Note (the "NOTE") issued to the undersigned by The Wet Seal, Inc. (the "COMPANY"). In accordance with and pursuant to the Note, the undersigned hereby elects to convert the Conversion Amount (as defined in the Note) of the Note indicated below into shares of Class A Common Stock par value $.10 per share (the "COMMON STOCK"), as of the date specified below.



         Date of Conversion:
                              -------------------------------------------------

        Aggregate Conversion Amount to be converted:
                                                    ---------------------------

Please confirm the following information:

         Conversion Price:
                             --------------------------------------------------

         Number of shares of Common Stock to be issued:
                                                       ------------------------


Notwithstanding anything to the contrary contained herein, this Conversion Notice shall constitute a representation by the Holder of the Note submitting this Conversion Notice that, after giving effect to the conversion provided for in this Conversion Notice, such Holder (together with its affiliates) will not have beneficial ownership (together with the beneficial ownership of such Person's affiliates) of a number of shares of Common Stock which exceeds the maximum percentage of the total outstanding shares of Common Stock as determined pursuant to the provisions of Section 3(d) of the Note.

Please issue the Common Stock into which the Note is being converted in the following name and to the following address:

         Issue to:
                   ------------------------------------------------------------

                   ------------------------------------------------------------

                   ------------------------------------------------------------

         Facsimile Number:
                           ----------------------------------------------------

         Authorization:
                        -------------------------------------------------------

                  By:
                      ---------------------------------------------------------

                        Title:
                               ------------------------------------------------

Dated:
      -------------------------------------------------------------------------

         Account Number:
                        -------------------------------------------------------
         (if electronic book entry transfer)

         Transaction Code Number:
                                  ---------------------------------------------
         (if electronic book entry transfer)


Signature Guarantee:
                     ----------------------------------------------------------


Note: Signatures must be guaranteed by an "eligible guarantor institution" meeting the requirements of the Security Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program ("STAMP") or such other "signature guarantee program" as may be determined by the Security Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

                                   EXHIBIT 5

                            FORM OF SERIES A WARRANT

NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE EXERCISABLE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) AN OPINION OF COUNSEL, IN A GENERALLY ACCEPTABLE FORM, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

                               THE WET SEAL, INC.

                    WARRANT TO PURCHASE CLASS A COMMON STOCK

Warrant No.:
             --------------
Number of Shares of Class A Common Stock:
                                         -------------
Date of Issuance: December __, 2004 ("ISSUANCE DATE")

          The Wet Seal, Inc., a Delaware corporation (the "COMPANY"), hereby certifies that, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, [S.A.C. CAPITAL ASSOCIATES, LLC] [OTHER BUYERS], the registered holder hereof or its permitted assigns (the "HOLDER"), is entitled, subject to the terms set forth below, to purchase from the Company, at the Exercise Price (as defined below) then in effect, upon surrender of this Warrant to Purchase Class A Common Stock (including any Warrants to Purchase Class A Common Stock issued in exchange, transfer or replacement hereof, the "WARRANT"), at any time or times on or after the Issuance Date, but not after 11:59 p.m., New York Time, on the Expiration Date (as defined below), ______________ (_____________)(1) fully paid nonassessable shares of Class A Common Stock (as defined below) (the "WARRANT SHARES"). Except as otherwise defined herein, capitalized terms in this Warrant shall have the meanings set forth in SECTION 15. This Warrant is one of the Warrants to Purchase Class A Common Stock (the "SPA WARRANTS") issued pursuant to Section 1 of that certain Amended and Restated Securities Purchase Agreement, dated as of December 13, 2004 (the "SUBSCRIPTION DATE"), by and among the Company and the investors (the "BUYERS") referred to therein (the "SECURITIES PURCHASE AGREEMENT").

-----------------
(1) INSERT HOLDER'S PORTION OF SERIES A WARRANTS SET FORTH IN COLUMN (2) ON THE SCHEDULE OF WARRANTS TO THE SECURITIES PURCHASE AGREEMENT (AGGREGATE SERIES A WARRANTS IS 2,300,000 SHARES).

          1. EXERCISE OF WARRANT.

               (a) MECHANICS OF EXERCISE. Subject to the terms and conditions hereof (including, without limitation, the limitations set forth in SECTION
1(f)), this Warrant may be exercised by the Holder on any day on or after the the earlier of (x) the receipt of Stockholder Approval and (y) May 9, 2005, in whole or in part, by (i) delivery of a written notice, in the form attached hereto as EXHIBIT A (the "EXERCISE NOTICE"), of the Holder's election to exercise this Warrant and (ii) (A) payment to the Company of an amount equal to the applicable Exercise Price multiplied by the number of Warrant Shares as to which this Warrant is being exercised (the "AGGREGATE EXERCISE PRICE") in cash or wire transfer of immediately available funds to an account designated by the Company or (B) by notifying the Company that this Warrant is being exercised pursuant to a Cashless Exercise (as defined in SECTION 1(d)). The Holder shall not be required to deliver the original Warrant in order to effect an exercise hereunder. Execution and delivery of the Exercise Notice with respect to less than all of the Warrant Shares shall have the same effect as cancellation of the original Warrant and issuance of a new Warrant evidencing the right to purchase the remaining number of Warrant Shares. On or before the first Business Day following the date on which the Company has received each of the Exercise Notice and the Aggregate Exercise Price (or notice of a Cashless Exercise) (the "EXERCISE DELIVERY DOCUMENTS"), the Company shall transmit by facsimile an acknowledgment of confirmation of receipt of the Exercise Delivery Documents to the Holder and the Company's transfer agent (the "TRANSFER AGENT"). On or before the third Business Day following the date on which the Company has received all of the Exercise Delivery Documents (the "SHARE DELIVERY DATE"), the Company shall (X) provided that the Transfer Agent is participating in The Depository Trust Company ("DTC") Fast Automated Securities Transfer Program, upon the request of the Holder, credit such aggregate number of shares of Class A Common Stock to which the Holder is entitled pursuant to such exercise to the Holder's or its designee's balance account with DTC through its Deposit Withdrawal Agent Commission system, or (Y) if the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program, issue and dispatch by overnight courier to the address as specified in the Exercise Notice, a certificate, registered in the Company's share register in the name of the Holder or its designee, for the number of shares of Class A Common Stock to which the Holder is entitled pursuant to such exercise. Upon delivery of the Exercise Notice and Aggregate Exercise Price referred to in CLAUSE (ii)(A) above or notification to the Company of a Cashless Exercise referred to in SECTION 1(d), the Holder shall be deemed for all corporate purposes to have become the holder of record of the Warrant Shares with respect to which this Warrant has been exercised, irrespective of the date of delivery of the certificates evidencing such Warrant Shares. If this Warrant is submitted in connection with any exercise pursuant to this SECTION 1(a) and the number of Warrant Shares represented by this Warrant submitted for exercise is greater than the number of Warrant Shares being acquired upon an exercise, then the Company shall as soon as practicable and in no event later than three Business Days after any exercise and at its own expense, issue a new Warrant (in accordance with SECTION 7(d)) representing the right to purchase the number of Warrant Shares purchasable immediately prior to such exercise under this Warrant, less the number of Warrant Shares with respect to which this Warrant is exercised. No fractional shares of Class A Common Stock are to be issued upon the exercise of this Warrant, but rather the number of shares of Class A Common Stock to be issued shall be rounded up to the nearest whole number. The Company shall pay any and all taxes which may be payable with respect to the issuance and delivery of Warrant Shares upon exercise of this Warrant.

               (b) EXERCISE PRICE. For purposes of this Warrant, "EXERCISE PRICE" means US $1.75, subject to adjustment as provided herein.

               (c)  COMPANY'S FAILURE TO TIMELY DELIVER  SECURITIES.  Subject to
SECTION 1(f), if the Company shall fail for any reason or for no reason to issue to the Holder within three (3) Business Days of receipt of the Exercise Delivery Documents, a certificate for the number of shares of Class A Common Stock to which the Holder is entitled and register such shares of Class A Common Stock on the Company's share register or to credit the Holder's balance account with DTC for such number of shares of Class A Common Stock to which the Holder is entitled upon the Holder's exercise of this Warrant, then, in addition to all other remedies available to the Holder, the Company shall pay in cash to the Holder on each day after such third Business Day that the issuance of such shares of Class A Common Stock is not timely effected an amount equal to 1.5% of the product of (A) the sum of the number of shares of Class A Common Stock not issued to the Holder on a timely basis and to which the Holder is entitled and
(B) the Closing Sale Price of the shares of Class A Common Stock on the Trading Day immediately preceding the last possible date which the Company could have issued such shares of Class A Common Stock to the Holder without violating
SECTION 1(a). In addition to the foregoing, if within three (3) Trading Days after the Company's receipt of the facsimile copy of a Exercise Notice the Company shall fail to issue and deliver a certificate to the Holder and register such shares of Class A Common Stock on the Company's share register or credit the Holder's balance account with DTC for the number of shares of Class A Common Stock to which the Holder is entitled upon such holder's exercise hereunder, and if on or after such Trading Day the Holder purchases (in an open market transaction or otherwise) shares of Class A Common Stock to deliver in satisfaction of a sale by the Holder of shares of Class A Common Stock issuable upon such exercise that the Holder anticipated receiving from the Company (a "BUY-IN"), then the Company shall, within three Business Days after the Holder's request and in the Holder's discretion, either (i) pay cash to the Holder in an amount equal to the Holder's total purchase price (including brokerage commissions, if any) for the shares of Class A Common Stock so purchased (the "BUY-IN PRICE"), at which point the Company's obligation to deliver such certificate (and to issue such shares of Class A Common Stock) shall terminate, or (ii) promptly honor its obligation to deliver to the Holder a certificate or certificates representing such shares of Class A Common Stock and pay cash to the Holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) such number of shares of Class A Common Stock, multiplied by
(B) the Closing Bid Price on the date of exercise.

               (d) CASHLESS EXERCISE. Notwithstanding anything contained herein to the contrary, if a Registration Statement (as defined in the Registration Rights Agreement) covering the Warrant Shares that are the subject of the Exercise Notice (the "UNAVAILABLE WARRANT SHARES") is not available for the resale of such Unavailable Warrant Shares, the Holder may, in its sole discretion, exercise this Warrant in whole or in part and, in lieu of making the cash payment otherwise contemplated to be made to the Company upon such exercise in payment of the Aggregate Exercise Price, elect instead to receive upon such exercise the "Net Number" of shares of Class A Common Stock determined according to the following formula (a "CASHLESS EXERCISE"):

                 Net Number = (A X B) - (A X C)
                              -----------------
                                      B

               For purposes of the foregoing formula:

                    A= the total number of shares with respect to which this Warrant is then being exercised.

                    B= the Closing Sale Price of the shares of Class A Common Stock (as reported by Bloomberg) on the date immediately preceding the date of the Exercise Notice.

                    C= the Exercise Price then in effect for the applicable Warrant Shares at the time of such exercise.

               (e) DISPUTES. In the case of a dispute as to the determination of the Exercise Price or the arithmetic calculation of the Warrant Shares, the Company shall promptly issue to the Holder the number of Warrant Shares that are not disputed and resolve such dispute in accordance with SECTION 12.

               (f)  LIMITATIONS ON EXERCISES.

                    (i) BENEFICIAL OWNERSHIP. The Company shall not effect the exercise of this Warrant, and the Holder shall not have the right to exercise this Warrant, to the extent that after giving effect to such exercise, such Person (together with such Person's affiliates) would beneficially own in excess of 9.99% (the "CONVERSION LIMITATION") of the shares of Class A Common Stock outstanding immediately after giving effect to such exercise. For purposes of the foregoing sentence, the aggregate number of shares of Class A Common Stock beneficially owned by such Person and its affiliates shall include the number of shares of Class A Common Stock issuable upon exercise of this Warrant with respect to which the determination of such sentence is being made, but shall exclude shares of Class A Common Stock which would be issuable upon (i) exercise of the remaining, unexercised portion of this Warrant beneficially owned by such Person and its affiliates and (ii) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company beneficially owned by such Person and its affiliates (including, without limitation, any convertible notes or convertible preferred stock or warrants) subject to a limitation on conversion or exercise analogous to the limitation contained herein. Except as set forth in the preceding sentence, for purposes of this paragraph, beneficial ownership shall be calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended. For purposes of this Warrant, in determining the number of outstanding shares of Class A Common Stock, the Holder may rely on the number of outstanding shares of Class A Common Stock as reflected in (1) the Company's most recent Form 10-K or 10-Q or any Current Report on Form 8-K filed subsequent thereto or other public filing with the Securities and Exchange Commission, (2) a more recent public announcement by the Company or (3) any other notice by the Company or the Transfer Agent setting forth the number of shares of Class A Common Stock outstanding. For any reason at any time, upon the written or oral request of the Holder, the Company shall within three Business Days confirm orally and in writing to the Holder the number of shares of Class A Common Stock then outstanding. In any case, the number of outstanding shares of Class A Common Stock shall be determined after giving effect to the issuance of the SPA Securities and the conversion or exercise of securities of the Company, including the SPA Warrants, by the Holder and its affiliates since the date as of which such number of outstanding shares of Class A Common Stock was reported.

By written notice to the Company, any Holder may increase or decrease the Conversion Limitation to any other percentage not in excess of 9.99% specified in such notice; provided that (i) any such increase will not be effective until the 61st day after such notice is delivered to the Company, and (ii) any such increase or decrease will apply only to the Holder sending such notice and not to any other holder of SPA Warrants.

                    (ii) PRINCIPAL MARKET REGULATION. The Company shall not be obligated to issue any shares of Class A Common Stock upon exercise of this Warrant if the issuance of such shares of Class A Common Stock would exceed that number of shares of Class A Common Stock which the Company may issue upon exercise of this Warrant (including, as applicable, any shares of Class A Common Stock issued upon conversion or exercise of the SPA Securities) without breaching the Company's obligations under the rules or regulations of the Principal Market (the "EXCHANGE CAP"), except that such limitation shall not apply in the event that the Company (A) obtains the approval of its shareholders as required by the applicable rules of the Principal Market for issuances of shares of Class A Common Stock in excess of such amount or (B) obtains a written opinion from outside counsel to the Company that such approval is not required, which opinion shall be reasonably satisfactory to the Required Holders. Until such approval or written opinion is obtained, no Buyer shall be issued, upon exercise or conversion, as applicable, of any SPA Warrants or SPA Securities, shares of Class A Common Stock in an amount greater than the product of the Exchange Cap multiplied by a fraction, the numerator of which is the total number of shares of Class A Common Stock issued to such Buyer pursuant to the Securities Purchase Agreement on the Issuance Date and the denominator of which is the aggregate number of shares of Class A Common Stock issued to the Buyers pursuant to the Securities Purchase Agreement on the Issuance Date (with respect to each Buyer, the "EXCHANGE CAP ALLOCATION"). In the event that any Buyer shall sell or otherwise transfer any of such Buyer's SPA Warrants, the transferee shall be allocated a pro rata portion of such Buyer's Exchange Cap Allocation, and the restrictions of the prior sentence shall apply to such transferee with respect to the portion of the Exchange Cap Allocation allocated to such transferee. In the event that any holder of SPA Warrants shall exercise all of such holder's SPA Warrants into a number of shares of Class A Common Stock which, in the aggregate, is less than such holder's Exchange Cap Allocation, then the difference between such holder's Exchange Cap Allocation and the number of shares of Class A Common Stock actually issued to such holder shall be allocated to the respective Exchange Cap Allocations of the remaining holders of SPA Warrants on a pro rata basis in proportion to the shares of Class A Common Stock underlying the SPA Warrants then held by each such holder. In the event that the Company is prohibited from issuing any Warrant Shares for which an Exercise Notice has been received as a result of the operation of this SECTION 1(f)(ii), the Company shall pay cash in exchange for cancellation of such Warrant Shares, at a price per Warrant Share equal to the difference between the Closing Sale Price and the Exercise Price as of the date of the attempted exercise.

          2. ADJUSTMENT OF EXERCISE PRICE AND NUMBER OF WARRANT SHARES. The Exercise Price and the number of Warrant Shares shall be adjusted from time to time as follows:

               (a) ADJUSTMENT UPON ISSUANCE OF SHARES OF CLASS A COMMON STOCK. If and whenever on or after the Original Date (as defined in the Securities

Purchase  Agreement)  the Company  issues or sells,  or in accordance  with this
SECTION 2 is deemed to have issued or sold, any shares of Class A Common Stock (including the issuance or sale of shares of Class A Common Stock owned or held by or for the account of the Company, but excluding shares of Class A Common Stock deemed to have been issued by the Company in connection with any Excluded Securities) for a consideration per share (the "NEW SECURITIES ISSUANCE PRICE") less than a price (the "APPLICABLE PRICE") equal to the Exercise Price in effect immediately prior to such issue or sale or deemed issuance or sale (the foregoing a "DILUTIVE ISSUANCE"), then immediately after such Dilutive Issuance, the Exercise Price then in effect shall be reduced to an amount equal to the New Securities Issuance Price. For purposes of determining the adjusted Exercise Price under this SECTION 2(a), the following shall be applicable:

                    (i) ISSUANCE OF OPTIONS. If the Company in any manner grants any Options and the lowest price per share for which one share of shares of Class A Common Stock is issuable upon the exercise of any such Option or upon conversion, exercise or exchange of any Convertible Securities issuable upon exercise of any such Option is less than the Applicable Price, then such share of shares of Class A Common Stock shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the granting or sale of such Option for such price per share. For purposes of this SECTION 2(a)(i), the "lowest price per share for which one share of shares of Class A Common Stock is issuable upon exercise of such Options or upon conversion, exercise or exchange of such Convertible Securities" shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to any one share of shares of Class A Common Stock upon the granting or sale of the Option, upon exercise of the Option and upon conversion, exercise or exchange of any Convertible Security issuable upon exercise of such Option. No further adjustment of the Exercise Price or number of Warrant Shares shall be made upon the actual issuance of such shares of Class A Common Stock or of such Convertible Securities upon the exercise of such Options or upon the actual issuance of such shares of Class A Common Stock upon conversion, exercise or exchange of such Convertible Securities.

                    (ii) ISSUANCE OF CONVERTIBLE SECURITIES. If the Company in any manner issues or sells any Convertible Securities and the lowest price per share for which one share of shares of Class A Common Stock is issuable upon the conversion, exercise or exchange thereof is less than the Applicable Price, then such share of shares of Class A Common Stock shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the issuance or sale of such Convertible Securities for such price per share. For the purposes of this SECTION 2(a)(ii), the "lowest price per share for which one share of shares of Class A Common Stock is issuable upon the conversion, exercise or exchange" shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to one share of shares of Class A Common Stock upon the issuance or sale of the Convertible Security and upon conversion, exercise or exchange of such Convertible Security. No further adjustment of the Exercise Price or number of Warrant Shares shall be made upon the actual issuance of such shares of Class A Common Stock upon conversion, exercise or exchange of such Convertible Securities, and if any such issue or sale of such Convertible Securities is made upon exercise of any Options for which adjustment of this Warrant has been or is to be made pursuant to other provisions of this SECTION 2(a), no further adjustment of the Exercise Price or number of Warrant Shares shall be made by reason of such issue or sale.

                    (iii) CHANGE IN OPTION PRICE OR RATE OF CONVERSION. If the purchase price provided for in any Options, the additional consideration, if any, payable upon the issue, conversion, exercise or exchange of any Convertible Securities, or the rate at which any Convertible Securities are convertible into or exercisable or exchangeable for shares of Class A Common Stock increases or decreases at any time, the Exercise Price and the number of Warrant Shares in effect at the time of such increase or decrease shall be adjusted to the Exercise Price and the number of Warrant Shares which would have been in effect at such time had such Options or Convertible Securities provided for such increased or decreased purchase price, additional consideration or increased or decreased conversion rate, as the case may be, at the time initially granted, issued or sold. For purposes of this SECTION 2(a)(iii), if the terms of any Option or Convertible Security that was outstanding as of the date of issuance of this Warrant are increased or decreased in the manner described in the immediately preceding sentence, then such Option or Convertible Security and the shares of Class A Common Stock deemed issuable upon exercise, conversion or exchange thereof shall be deemed to have been issued as of the date of such increase or decrease. No adjustment pursuant to this SECTION 2(a) shall be made if such adjustment would result in an increase of the Exercise Price then in effect or a decrease in the number of Warrant Shares.

                    (iv) CALCULATION OF CONSIDERATION RECEIVED. In case any Option is issued in connection with the issue or sale of other securities of the Company, together comprising one integrated transaction in which no specific consideration is allocated to such Options by the parties thereto, the Options will be deemed to have been issued for a consideration of $0.01. If any shares of Class A Common Stock, Options or Convertible Securities are issued or sold or deemed to have been issued or sold for cash, the consideration received therefor will be deemed to be the net amount received by the Company therefor. If any shares of Class A Common Stock, Options or Convertible Securities are issued or sold for a consideration other than cash, the amount of such consideration received by the Company will be the fair value of such consideration, except where such consideration consists of securities, in which case the amount of consideration received by the Company will be the Closing Sale Price of such security on the date of receipt. If any shares of Class A Common Stock, Options or Convertible Securities are issued to the owners of the non-surviving entity in connection with any merger in which the Company is the surviving entity, the amount of consideration therefor will be deemed to be the fair value of such portion of the net assets and business of the non-surviving entity as is attributable to such shares of Class A Common Stock, Options or Convertible Securities, as the case may be. The fair value of any consideration other than cash or securities will be determined jointly by the Company and the Required Holders. If such parties are unable to reach agreement within ten (10) days after the occurrence of an event requiring valuation (the "VALUATION EVENT"), the fair value of such consideration will be determined within five (5) Business Days after the tenth day following the Valuation Event by an independent, reputable appraiser jointly selected by the Company and the Required Holders. The determination of such appraiser shall be final and binding upon all parties absent manifest error and the fees and expenses of such appraiser shall be borne by the Company.

                    (v) RECORD DATE. If the Company takes a record of the holders of shares of Class A Common Stock for the purpose of entitling them (A) to receive a dividend or other distribution payable in shares of Class A Common Stock, Options or in Convertible Securities or (B) to subscribe for or purchase shares of Class A Common Stock, Options or Convertible Securities, then such record date will be deemed to be the date of the issue or sale of the shares of Class A Common Stock deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

               (b) ADJUSTMENT UPON SUBDIVISION OR COMBINATION OF SHARES OF CLASS A COMMON STOCK. If the Company at any time on or after the Original Date subdivides (by any stock split, stock dividend, recapitalization or otherwise) one or more classes of its outstanding shares of Class A Common Stock into a greater number of shares, the Exercise Price in effect immediately prior to such subdivision will be proportionately reduced and the number of Warrant Shares will be proportionately increased. If the Company at any time on or after the Original Date combines (by combination, reverse stock split or otherwise) one or more classes of its outstanding shares of Class A Common Stock into a smaller number of shares, the Exercise Price in effect immediately prior to such combination will be proportionately increased and the number of Warrant Shares will be proportionately decreased. Any adjustment under this SECTION 2(b) shall become effective at the close of business on the date the subdivision or combination becomes effective.

               (c) OTHER EVENTS. If any event occurs of the type contemplated by the provisions of this SECTION 2 but not expressly provided for by such provisions (including, without limitation, the granting of stock appreciation rights, phantom stock rights or other rights with equity features), then the Company's Board of Directors will make an appropriate adjustment in the Exercise Price and the number of Warrant Shares so as to protect the rights of the Holder; provided that no such adjustment pursuant to this SECTION 2(c) will increase the Exercise Price or decrease the number of Warrant Shares as otherwise determined pursuant to this SECTION 2.

          3. RIGHTS UPON DISTRIBUTION OF ASSETS. If the Company shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of shares of Class A Common Stock, by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a "DISTRIBUTION"), at any time after the issuance of this Warrant, then, in each such case:

               (a) any Exercise Price in effect immediately prior to the close of business on the record date fixed for the determination of holders of shares of Class A Common Stock entitled to receive the Distribution shall be reduced, effective as of the close of business on such record date, to a price determined by multiplying such Exercise Price by a fraction of which (i) the numerator shall be the Closing Bid Price of the shares of Class A Common Stock on the Trading Day immediately preceding such record date minus the value of the Distribution (as determined in good faith by the Company's Board of Directors) applicable to one share of shares of Class A Common Stock, and (ii) the denominator shall be the Closing Bid Price of the shares of Class A Common Stock on the Trading Day immediately preceding such record date; and

               (b) the number of Warrant Shares shall be increased to a number of shares equal to the number of shares of Class A Common Stock obtainable immediately prior to the close of business on the record date fixed for the determination of holders of shares of Class A Common Stock entitled to receive the Distribution multiplied by the reciprocal of the fraction set forth in the immediately preceding paragraph (a); provided that in the event that the Distribution is of shares of Class A Common Stock (or common stock) ("OTHER SHARES OF CLASS A COMMON STOCK") of a company whose common shares are traded on a national securities exchange or a national automated quotation system, then the Holder may elect to receive a warrant to purchase Other Shares of Class A Common Stock in lieu of an increase in the number of Warrant Shares, the terms of which shall be identical to those of this Warrant, except that such warrant shall be exercisable into the number of shares of Other Shares of Class A Common Stock that would have been payable to the Holder pursuant to the Distribution had the Holder exercised this Warrant immediately prior to such record date and with an aggregate exercise price equal to the product of the amount by which the exercise price of this Warrant was decreased with respect to the Distribution pursuant to the terms of the immediately preceding paragraph (a) and the number of Warrant Shares calculated in accordance with the first part of this paragraph
(b).

          4. PURCHASE RIGHTS; FUNDAMENTAL TRANSACTIONS.

               (a) PURCHASE RIGHTS.  In addition to any adjustments  pursuant to
SECTION 2 above, if at any time the Company grants, issues or sells any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of shares of Class A Common Stock (the "PURCHASE RIGHTS"), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of shares of Class A Common Stock acquirable upon complete exercise of this Warrant (without regard to any limitations on the exercise of this Warrant) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of shares of Class A Common Stock are to be determined for the grant, issue or sale of such Purchase Rights.

               (b) FUNDAMENTAL TRANSACTIONS. The Company shall not enter into or be party to a Fundamental Transaction unless (i) the Successor Entity assumes in writing all of the obligations of the Company under this Warrant and the other Transaction Documents in accordance with the provisions of this SECTION (4)(b) pursuant to written agreements in form and substance satisfactory to the Required Holders and approved by the Required Holders prior to such Fundamental Transaction, including agreements to deliver to each holder of Warrants in exchange for such Warrants a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Warrant, including, without limitation, an adjusted exercise price equal to the value for the shares of Class A Common Stock reflected by the terms of such Fundamental Transaction, and exercisable for a corresponding number of shares of capital stock equivalent to the shares of Class A Common Stock acquirable and receivable upon exercise of this Warrant (without regard to any limitations on the exercise of this Warrant) prior to such Fundamental Transaction, and satisfactory to the Required Holders and (ii) the Successor Entity (including its Parent Entity) is a publicly traded corporation whose common stock is quoted on or listed for trading on an Eligible Market. Upon the occurrence of any Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Warrant referring to the "Company" shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Warrant with the same effect as if such Successor Entity had been named as the Company herein. Upon consummation of the Fundamental Transaction, the Successor Entity shall deliver to the Holder confirmation that there shall be issued upon exercise of this Warrant at any time after the consummation of the Fundamental Transaction, in lieu of the shares of the Class A Common Stock (or other securities, cash, assets or other property) purchasable upon the exercise of the Warrant prior to such Fundamental Transaction, such shares of stock, securities, cash, assets or any other property whatsoever (including warrants or other purchase or subscription rights) which the Holder would have been entitled to receive upon the happening of such Fundamental Transaction had this Warrant been converted immediately prior to such Fundamental Transaction, as adjusted in accordance with the provisions of this Warrant. In addition to and not in substitution for any other rights hereunder, prior to the consummation of any Fundamental Transaction pursuant to which holders of shares of Class A Common Stock are entitled to receive securities or other assets with respect to or in exchange for shares of Class A Common Stock (a "CORPORATE EVENT"), the Company shall make appropriate provision to insure that the Holder will thereafter have the right to receive upon an exercise of this Warrant at any time after the consummation of the Fundamental Transaction but prior to the Expiration Date, in lieu of the shares of the Class A Common Stock (or other securities, cash, assets or other property) purchasable upon the exercise of the Warrant prior to such Fundamental Transaction, such shares of stock, securities, cash, assets or any other property whatsoever (including warrants or other purchase or subscription rights) which the Holder would have been entitled to receive upon the happening of such Fundamental Transaction had the Warrant been exercised immediately prior to such Fundamental Transaction. Provision made pursuant to the preceding sentence shall be in a form and substance reasonably satisfactory to the Required Holders. The provisions of this Section shall apply similarly and equally to successive Fundamental Transactions and Corporate Events. Provision made pursuant to the preceding sentence shall be in a form and substance satisfactory to the Required Holders. The provisions of this Section shall apply similarly and equally to successive Fundamental Transactions and Corporate Events and shall be applied without regard to any limitations on the exercise of this Warrant.

          5. NONCIRCUMVENTION. The Company hereby covenants and agrees that the Company will not, by amendment of its Certificate of Incorporation, By-laws or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, and will at all times in good faith carry out all the provisions of this Warrant and take all action as may be required to protect the rights of the Holder. Without limiting the generality of the foregoing, the Company (i) shall not increase the par value of any shares of Class A Common Stock receivable upon the exercise of this Warrant above the Exercise Price then in effect, and (ii) shall take all such actions as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable shares of Class A Common Stock upon the exercise of this Warrant. The Company shall, so long as any of the SPA Warrants are outstanding, take all action necessary to reserve and keep available out of its authorized and unissued shares of Class A Common Stock, solely for the purpose of effecting the exercise of the SPA Warrants, 100% of the number of shares of Class A Common Stock as shall from time to time be necessary to effect the exercise of the SPA Warrants then outstanding (without regard to any limitations on exercise).

          6. WARRANT HOLDER NOT DEEMED A STOCKHOLDER. Except as otherwise specifically provided herein, the Holder, solely in such Person's capacity as a holder of this Warrant, shall not be entitled to vote or receive dividends or be deemed the holder of share capital of the Company for any purpose, nor shall anything contained in this Warrant be construed to confer upon the Holder, solely in such Person's capacity as the Holder of this Warrant, any of the rights of a shareholder of the Company or any right to vote, give or withhold consent to any corporate action (whether any reorganization, issue of stock, reclassification of stock, consolidation, merger, conveyance or otherwise), receive notice of meetings, receive dividends or subscription rights, or otherwise, prior to the issuance to the Holder of the Warrant Shares which such Person is then entitled to receive upon the due exercise of this Warrant. In addition, nothing contained in this Warrant shall be construed as imposing any liabilities on the Holder to purchase any securities (upon exercise of this
Warrant  or  otherwise)  or  as a  shareholder  of  the  Company,  whether  such liabilities are asserted by the Company or by creditors of the Company. Notwithstanding this SECTION 6, the Company shall provide the Holder with copies of the same notices and other information given to the shareholders of the Company generally, contemporaneously with the giving thereof to the shareholders.

          7. REISSUANCE OF WARRANTS.

               (a) TRANSFER OF WARRANT.  If this  Warrant is to be  transferred, the Holder shall surrender this Warrant to the Company, whereupon the Company will forthwith issue and deliver upon the order of the Holder a new Warrant (in accordance with SECTION 7(d)), registered as the Holder may request, representing the right to purchase the number of Warrant Shares being transferred by the Holder and, if less then the total number of Warrant Shares then underlying this Warrant is being transferred, a new Warrant (in accordance with SECTION 7(d)) to the Holder representing the right to purchase the number of Warrant Shares not being transferred.

               (b) LOST, STOLEN OR MUTILATED WARRANT. Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant, and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Company in customary form and, in the case of mutilation, upon surrender and cancellation of this Warrant, the Company shall execute and deliver to the Holder a new Warrant (in accordance with SECTION 7(d)) representing the right to purchase the Warrant Shares then underlying this Warrant.

               (c) EXCHANGEABLE FOR MULTIPLE WARRANTS. This Warrant is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Warrant or Warrants (in accordance with SECTION 7(d)) representing in the aggregate the right to purchase the number of Warrant Shares then underlying this Warrant, and each such new Warrant will represent the right to purchase such portion of such Warrant Shares as is designated by the Holder at the time of such surrender; provided, however, that no Warrants for fractional shares of Class A Common Stock shall be given.

               (d) ISSUANCE OF NEW WARRANTS. Whenever the Company is required to issue a new Warrant pursuant to the terms of this Warrant, such new Warrant (i) shall be of like tenor with this Warrant, (ii) shall represent, as indicated on the face of such new Warrant, the right to purchase the Warrant Shares then underlying this Warrant (or in the case of a new Warrant being issued pursuant to SECTION 7(a) or SECTION 7(c), the Warrant Shares designated by the Holder which, when added to the number of shares of Class A Common Stock underlying the other new Warrants issued in connection with such issuance, does not exceed the number of Warrant Shares then underlying this Warrant), (iii) shall have an issuance date, as indicated on the face of such new Warrant which is the same as the Issuance Date, and (iv) shall have the same rights and conditions as this Warrant.

          8. NOTICES. Whenever notice is required to be given under this Warrant, unless otherwise provided herein, such notice shall be given in accordance with Section 9(f) of the Securities Purchase Agreement. The Company shall provide the Holder with prompt written notice of all actions taken pursuant to this Warrant, including in reasonable detail a description of such action and the reason therefore. Without limiting the generality of the foregoing, the Company will give written notice to the Holder (i) immediately upon any adjustment of the Exercise Price, setting forth in reasonable detail, and certifying, the calculation of such adjustment and (ii) at least fifteen days prior to the date on which the Company closes its books or takes a record
(A) with respect to any dividend or distribution upon the shares of Class A Common Stock, (B) with respect to any grants, issuances or sales of any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property to holders of shares of Class A Common Stock or (C) for determining rights to vote with respect to any Fundamental Transaction, dissolution or liquidation, provided in each case that such information shall be made known to the public prior to or in conjunction with such notice being provided to the Holder.

          9. AMENDMENT AND WAIVER. Except as otherwise provided herein, the provisions of this Warrant may be amended and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company has obtained the written consent of the Required Holders; provided that no such action may increase the exercise price of any SPA Warrant or decrease the number of shares or class of stock obtainable upon exercise of any SPA Warrant without the written consent of the Holder. No such amendment shall be effective to the extent that it applies to less than all of the holders of the SPA Warrants then outstanding.

          10. GOVERNING LAW. This Warrant shall be governed by and construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Warrant shall be governed by, the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York.

          11. CONSTRUCTION; HEADINGS. This Warrant shall be deemed to be jointly drafted by the Company and all the Buyers and shall not be construed against any person as the drafter hereof. The headings of this Warrant are for convenience of reference and shall not form part of, or affect the interpretation of, this Warrant.

          12. DISPUTE RESOLUTION. In the case of a dispute as to the determination of the Exercise Price or the arithmetic calculation of the Warrant Shares, the Company shall submit the disputed determinations or arithmetic calculations via facsimile within two Business Days of receipt of the Exercise Notice giving rise to such dispute, as the case may be, to the Holder. If the Holder and the Company are unable to agree upon such determination or calculation of the Exercise Price or the Warrant Shares within three Business Days of such disputed determination or arithmetic calculation being submitted to the Holder, then the Company shall, within two Business Days thereafter submit via facsimile (a) the disputed determination of the Exercise Price to an independent, reputable investment bank selected by the Company and approved by the Holder or (b) the disputed arithmetic calculation of the Warrant Shares to the Company's independent, outside accountant. The Company shall cause at its expense the investment bank or the accountant, as the case may be, to perform the determinations or calculations and notify the Company and the Holder of the results no later than ten Business Days from the time it receives the disputed determinations or calculations. Such investment bank's or accountant's determination or calculation, as the case may be, shall be binding upon all parties absent demonstrable error.

          13. REMEDIES, OTHER OBLIGATIONS, BREACHES AND INJUNCTIVE RELIEF. The remedies provided in this Warrant shall be cumulative and in addition to all other remedies available under this Warrant and the other Transaction Documents, at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the right of the Holder right to pursue actual damages for any failure by the Company to comply with the terms of this Warrant. The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, the holder of this Warrant shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.

          14. TRANSFER. This Warrant may be offered for sale, sold, transferred or assigned without the consent of the Company, except as may otherwise be required by Section 2(f) of the Securities Purchase Agreement.

          15. CERTAIN DEFINITIONS. For purposes of this Warrant, the following terms shall have the following meanings:

               (a) "APPROVED STOCK PLAN" means any employee benefit plan which has been approved by the Board of Directors of the Company, pursuant to which the Company's securities may be issued to any employee, officer, director or consultant for services provided to the Company.

               (b) "BLOOMBERG" means Bloomberg Financial Markets.

               (c) "BUSINESS DAY" means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed.

               (d) "CLASS A COMMON STOCK" means (i) the Company's shares of Class A Common Stock, par value $0.10 per share, and (ii) any share capital into which such Class A Common Stock shall have been changed or any share capital resulting from a reclassification of such Class A Common Stock.

               (e) "CLOSING BID PRICE" and "CLOSING SALE PRICE" means, for any security as of any date, the last closing bid price and last closing trade price, respectively, for such security on the Principal Market, as reported by Bloomberg, or, if the Principal Market begins to operate on an extended hours basis and does not designate the closing bid price or the closing trade price, as the case may be, then the last bid price or last trade price, respectively, of such security prior to 4:00:00 p.m., New York Time, as reported by Bloomberg, or, if the Principal Market is not the principal securities exchange or trading market for such security, the last closing bid price or last trade price, respectively, of such security on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg, or if the foregoing do not apply, the last closing bid price or last trade price, respectively, of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg, or, if no closing bid price or last trade price, respectively, is reported for such security by Bloomberg, the average of the bid prices, or the ask prices, respectively, of any market makers for such security as reported in the "pink sheets" by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.). If the Closing Bid Price or the Closing Sale Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Bid Price or the Closing Sale Price, as the case may be, of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved pursuant to SECTION 12. All such determinations to be appropriately adjusted for any stock dividend, stock split, stock combination or other similar transaction during the applicable calculation period.

               (f) "CONVERTIBLE SECURITIES" means any stock or securities (other than Options) directly or indirectly convertible into or exercisable or exchangeable for shares of Class A Common Stock.

               (g) "ELIGIBLE MARKET" means the Principal Market, The New York Stock Exchange, Inc., the American Stock Exchange or The Nasdaq SmallCap Market.

               (h) "EXPIRATION DATE" means November 9, 2008 or, if such date falls on a day other than a Business Day or on which trading does not take place on the Principal Market (a "HOLIDAY"), the next date that is not a Holiday.

               (i) "EXCLUDED SECURITIES" means any shares of Class A Common Stock issued or issuable: (i) in connection with any Approved Stock Plan; (ii) upon exercise of the SPA Warrants; (iii) upon conversion of the SPA Securities;
(iv) pursuant to a bona fide firm commitment underwritten public offering with a nationally recognized underwriter which generates gross proceeds to the Company in excess of $35,000,000 (other than an "at-the-market offering" as defined in Rule 415(a)(4) under the 1933 Act and "equity lines"); and (v) upon conversion of any Options or Convertible Securities which are outstanding on the day immediately preceding the Original Date, provided that the terms of such Options or Convertible Securities are not amended, modified or changed on or after the Original Date.

               (j) "FUNDAMENTAL TRANSACTION" means that the Company shall, directly or indirectly, in one or more related transactions, (i) consolidate or merge with or into (whether or not the Company is the surviving corporation) another Person, or (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company to another Person, or (iii) allow another Person to make a purchase offer, tender offer or exchange offer that is accepted by the holders of more than the 50% of the Company's outstanding voting securities (but excluding any voting securities held by the Person or Persons making or party to, or any Person(s) associated or affiliated with such Person or Persons making or party to, such purchase offer, tender offer or exchange offer), or (iv) enter into a stock purchase agreement or other agreement to effect any other business combination (including, without limitation, a reorganization, recapitalization or spin-off) with another Person or Persons, whereby more than 50% of the Company's outstanding voting securities are acquired by such Person or Persons (excluding any voting securities of the Company held by such Person or Persons making or party to, or any Person(s) associated or affiliated with such Person or Persons making or party to, such stock purchase agreement or other agreement to effect such other business combination), or (v) changed the members constituting its Board of Directors such that the individuals who constituted the Board of Directors on the Original Date or other governing body of the Company (together with any new directors whose election to such Board of Directors or whose nomination for election by the stockholders of the Company was approved by a vote of 66 2/3% of the directors then still in office who were either directors on the Original Date or whose election or nomination for election was previously so approved), cease for any reason to constitute a majority of such Board of Directors then in office, or (vi) reorganize, recapitalize or reclassify its Common Stock.

               (k) "OPTIONS" means any rights, warrants or options to subscribe for or purchase shares of Class A Common Stock or Convertible Securities.

               (l) "PARENT ENTITY" of a Person means an entity that, directly or indirectly, controls the applicable Person and whose common stock or equivalent equity security is quoted or listed on an Eligible Market, or, if there is more than one such Person or Parent Entity, the Person or Parent Entity with the largest public market capitalization as of the date of consummation of the Fundamental Transaction.

               (m) "PERSON" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity and a government or any department or agency thereof.

               (n) "PRINCIPAL MARKET" means the Nasdaq National Market.

               (o)   "REGISTRATION   RIGHTS   AGREEMENT"   means  that   certain
registration rights agreement by and among the Company and the Buyers.

               (p) "REQUIRED HOLDERS" means the holders of the SPA Warrants representing at least a majority of shares of Class A Common Stock underlying the SPA Warrants then outstanding.

               (q) "SPA SECURITIES" means the Notes issued pursuant to the Securities Purchase Agreement.

               (r) "SUCCESSOR ENTITY" means the Person (or, if so elected by the Required Holders, the Parent Entity) formed by, resulting from or surviving any Fundamental Transaction or the Person (or, if so elected by the Required Holders, the Parent Entity) with which such Fundamental Transaction shall have been entered into.

               (s) "TRADING DAY" means any day on which the Class A Common Stock are traded on the Principal Market, or, if the Principal Market is not the principal trading market for the Common Stock, then on the principal securities exchange or securities market on which the Common Stock are then traded; provided that "Trading Day" shall not include any day on which the Common Stock are scheduled to trade on such exchange or market for less than 4.5 hours or any day that the Common Stock are suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York Time).

                            [SIGNATURE PAGE FOLLOWS]

          IN WITNESS WHEREOF, the Company has caused this Warrant to Purchase Class A Common Stock to be duly executed as of the Issuance Date set out above.


                                         THE WET SEAL, INC.


                                         By:
                                            ------------------------------
                                            Name:
                                            Title:

                                                                       EXHIBIT A

                                 EXERCISE NOTICE
            TO BE EXECUTED BY THE REGISTERED HOLDER TO EXERCISE THIS
                    WARRANT TO PURCHASE CLASS A COMMON STOCK

                               THE WET SEAL, INC.

     The undersigned holder hereby exercises the right to purchase _________________ of the shares of Class A Common Stock ("WARRANT SHARES") of The Wet Seal, Inc., a Delaware corporation (the "COMPANY"), evidenced by the attached Warrant to Purchase Class A Common Stock (the "WARRANT"). Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the Warrant.

     1. Form of Exercise Price. The Holder intends that payment of the Exercise Price shall be made as:

              ____________ a "CASH EXERCISE" with respect to ___________________
                           Warrant Shares; and/or

              ____________ a "CASHLESS EXERCISE" with respect to _______________
                           Warrant Shares.

     2. Payment of Exercise Price. In the event that the holder has elected a Cash Exercise with respect to some or all of the Warrant Shares to be issued pursuant hereto, the holder shall pay the Aggregate Exercise Price in the sum of $___________________ to the Company in accordance with the terms of the Warrant.

     3. Delivery of Warrant Shares. The Company shall deliver to the holder __________ Warrant Shares in accordance with the terms of the Warrant.

Date:
     ---------------- --, -----


-------------------------------
   Name of Registered Holder


By:
   -----------------------------------
   Name:
   Title:

                                 ACKNOWLEDGMENT


     The Company hereby acknowledges this Exercise Notice and hereby directs American Stock Transfer and Trust Company to issue the above indicated number of shares of Class A Common Stock in accordance with the Transfer Agent Instructions dated December __, 2004 from the Company and acknowledged and agreed to by American Stock Transfer and Trust Company.

                                         THE WET SEAL, INC.


                                         By:
                                            ------------------------------
                                            Name:
                                            Title:

                                   EXHIBIT 6

                            FORM OF SERIES B WARRANT

NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE EXERCISABLE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) AN OPINION OF COUNSEL, IN A GENERALLY ACCEPTABLE FORM, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

                               THE WET SEAL, INC.

                    WARRANT TO PURCHASE CLASS A COMMON STOCK

Warrant No.:
             --------------
Number of Shares of Class A Common Stock:
                                         -------------
Date of Issuance: [_________ __, 2005](1) ("ISSUANCE DATE")

          The Wet Seal, Inc., a Delaware corporation (the "COMPANY"), hereby certifies that, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, [S.A.C. CAPITAL ASSOCIATES, LLC] [OTHER BUYERS], the registered holder hereof or its permitted assigns (the "HOLDER"), is entitled, subject to the terms set forth below, to purchase from the Company, at the Exercise Price (as defined below) then in effect, upon surrender of this Warrant to Purchase Class A Common Stock (including any Warrants to Purchase Class A Common Stock issued in exchange, transfer or replacement hereof, the "WARRANT"), at any time or times on or after the Issuance Date, but not after 11:59 p.m., New York Time, on the Expiration Date (as defined below), ______________ (_____________)2 fully paid nonassessable shares of Class A Common Stock (as defined below) (the "WARRANT SHARES"). Except as otherwise defined herein, capitalized terms in this Warrant shall have the meanings set forth in SECTION 15. This Warrant is one of the Warrants to Purchase Class A Common Stock (the "SPA Warrants") issued pursuant to Section 1 of that certain

-------------

(1) WARRANTS WILL BE ISSUED UPON RECEIPT OF STOCKHOLDER APPROVAL (AS DEFINED IN THE SECURITIES PURCHASE AGREEMENT).

(2) INSERT HOLDER'S PORTION OF B WARRANTS SET FORTH IN COLUMN (3) ON THE SCHEDULE OF BUYERS TO THE SECURITIES PURCHASE AGREEMENT:
     SERIES  B  WARRANTS  -  EXERCISABLE  INTO 3,400,000 SHARES  OF COMMON STOCK

Amended and Restated Securities Purchase Agreement, dated as of December 13, 2004 (the "SUBSCRIPTION DATE"), by and among the Company and the investors (the "BUYERS") referred to therein (the "SECURITIES PURCHASE AGREEMENT").

          1. EXERCISE OF WARRANT.

               (a) MECHANICS OF EXERCISE. Subject to the terms and conditions hereof (including, without limitation, the limitations set forth in SECTION
1(f)), this Warrant may be exercised by the Holder on any day on or after the Issuance Date, in whole or in part, by (i) delivery of a written notice, in the form attached hereto as EXHIBIT A (the "EXERCISE NOTICE"), of the Holder's election to exercise this Warrant and (ii) (A) payment to the Company of an amount equal to the applicable Exercise Price multiplied by the number of Warrant Shares as to which this Warrant is being exercised (the "AGGREGATE EXERCISE PRICE") in cash or wire transfer of immediately available funds to an account designated by the Company or (B) by notifying the Company that this Warrant is being exercised pursuant to a Cashless Exercise (as defined in SECTION 1(d)). The Holder shall not be required to deliver the original Warrant in order to effect an exercise hereunder. Execution and delivery of the Exercise Notice with respect to less than all of the Warrant Shares shall have the same effect as cancellation of the original Warrant and issuance of a new Warrant evidencing the right to purchase the remaining number of Warrant Shares. On or before the first Business Day following the date on which the Company has received each of the Exercise Notice and the Aggregate Exercise Price (or notice of a Cashless Exercise) (the "EXERCISE DELIVERY DOCUMENTS"), the Company shall transmit by facsimile an acknowledgment of confirmation of receipt of the Exercise Delivery Documents to the Holder and the Company's transfer agent (the "TRANSFER AGENT"). On or before the third Business Day following the date on which the Company has received all of the Exercise Delivery Documents (the "SHARE DELIVERY DATE"), the Company shall (X) provided that the Transfer Agent is participating in The Depository Trust Company ("DTC") Fast Automated Securities Transfer Program, upon the request of the Holder, credit such aggregate number of shares of Class A Common Stock to which the Holder is entitled pursuant to such exercise to the Holder's or its designee's balance account with DTC through its Deposit Withdrawal Agent Commission system, or (Y) if the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program, issue and dispatch by overnight courier to the address as specified in the Exercise Notice, a certificate, registered in the Company's share register in the name of the Holder or its designee, for the number of shares of Class A Common Stock to which the Holder is entitled pursuant to such exercise. Upon delivery of the Exercise Notice and Aggregate Exercise Price referred to in CLAUSE (ii)(A) above or notification to the Company of a Cashless Exercise referred to in SECTION 1(d), the Holder shall be deemed for all corporate purposes to have become the holder of record of the Warrant Shares with respect to which this Warrant has been exercised, irrespective of the date of delivery of the certificates evidencing such Warrant Shares. If this Warrant is submitted in connection with any exercise pursuant to this SECTION 1(a) and the number of Warrant Shares represented by this Warrant submitted for exercise is greater than the number of Warrant Shares being acquired upon an exercise, then the Company shall as soon as practicable and in no event later than three Business Days after any exercise and at its own expense, issue a new Warrant (in accordance with SECTION 7(d)) representing the right to purchase the number of Warrant Shares purchasable immediately prior to such exercise under this Warrant, less the number of Warrant Shares with respect to which this Warrant is exercised. No fractional shares of Class A Common Stock are to be issued upon the exercise of this Warrant, but rather the number of shares of Class A Common Stock to be issued shall be rounded up to the nearest whole number. The Company shall pay any and all taxes which may be payable with respect to the issuance and delivery of Warrant Shares upon exercise of this Warrant.

               (b) EXERCISE PRICE. For purposes of this Warrant, "EXERCISE PRICE" means US $2.25, subject to adjustment as provided herein.

               (c)  COMPANY'S FAILURE TO TIMELY DELIVER  SECURITIES.  Subject to
SECTION 1(f), if the Company shall fail for any reason or for no reason to issue to the Holder within three (3) Business Days of receipt of the Exercise Delivery Documents, a certificate for the number of shares of Class A Common Stock to which the Holder is entitled and register such shares of Class A Common Stock on the Company's share register or to credit the Holder's balance account with DTC for such number of shares of Class A Common Stock to which the Holder is entitled upon the Holder's exercise of this Warrant, then, in addition to all other remedies available to the Holder, the Company shall pay in cash to the Holder on each day after such third Business Day that the issuance of such shares of Class A Common Stock is not timely effected an amount equal to 1.5% of the product of (A) the sum of the number of shares of Class A Common Stock not issued to the Holder on a timely basis and to which the Holder is entitled and
(B) the Closing Sale Price of the shares of Class A Common Stock on the Trading Day immediately preceding the last possible date which the Company could have issued such shares of Class A Common Stock to the Holder without violating
SECTION 1(a). In addition to the foregoing, if within three (3) Trading Days after the Company's receipt of the facsimile copy of a Exercise Notice the Company shall fail to issue and deliver a certificate to the Holder and register such shares of Class A Common Stock on the Company's share register or credit the Holder's balance account with DTC for the number of shares of Class A Common Stock to which the Holder is entitled upon such holder's exercise hereunder, and if on or after such Trading Day the Holder purchases (in an open market transaction or otherwise) shares of Class A Common Stock to deliver in satisfaction of a sale by the Holder of shares of Class A Common Stock issuable upon such exercise that the Holder anticipated receiving from the Company (a "BUY-IN"), then the Company shall, within three Business Days after the Holder's request and in the Holder's discretion, either (i) pay cash to the Holder in an amount equal to the Holder's total purchase price (including brokerage commissions, if any) for the shares of Class A Common Stock so purchased (the "BUY-IN PRICE"), at which point the Company's obligation to deliver such certificate (and to issue such shares of Class A Common Stock) shall terminate, or (ii) promptly honor its obligation to deliver to the Holder a certificate or certificates representing such shares of Class A Common Stock and pay cash to the Holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) such number of shares of Class A Common Stock, multiplied by
(B) the Closing Bid Price on the date of exercise.

               (d) CASHLESS EXERCISE. Notwithstanding anything contained herein to the contrary, if a Registration Statement (as defined in the Registration Rights Agreement) covering the Warrant Shares that are the subject of the Exercise Notice (the "UNAVAILABLE WARRANT SHARES") is not available for the resale of such Unavailable Warrant Shares, the Holder may, in its sole discretion, exercise this Warrant in whole or in part and, in lieu of making the cash payment otherwise contemplated to be made to the Company upon such exercise in payment of the Aggregate Exercise Price, elect instead to receive upon such exercise the "Net Number" of shares of Class A Common Stock determined according to the following formula (a "CASHLESS EXERCISE"):

               Net Number = (A X B) - (A X C)
                            -----------------
                                    B

               For purposes of the foregoing formula:

                    A= the total number of shares with respect to which this Warrant is then being exercised.

                    B= the Closing Sale Price of the shares of Class A Common Stock (as reported by Bloomberg) on the date immediately preceding the date of the Exercise Notice.

                    C= the Exercise Price then in effect for the applicable Warrant Shares at the time of such exercise.

               (e) DISPUTES. In the case of a dispute as to the determination of the Exercise Price or the arithmetic calculation of the Warrant Shares, the Company shall promptly issue to the Holder the number of Warrant Shares that are not disputed and resolve such dispute in accordance with SECTION 12.

               (f) LIMITATIONS ON EXERCISES.

                    (i) BENEFICIAL OWNERSHIP. The Company shall not effect the exercise of this Warrant, and the Holder shall not have the right to exercise this Warrant, to the extent that after giving effect to such exercise, such Person (together with such Person's affiliates) would beneficially own in excess of 9.99% (the "CONVERSION LIMITATION") of the shares of Class A Common Stock outstanding immediately after giving effect to such exercise. For purposes of the foregoing sentence, the aggregate number of shares of Class A Common Stock beneficially owned by such Person and its affiliates shall include the number of shares of Class A Common Stock issuable upon exercise of this Warrant with respect to which the determination of such sentence is being made, but shall exclude shares of Class A Common Stock which would be issuable upon (i) exercise of the remaining, unexercised portion of this Warrant beneficially owned by such Person and its affiliates and (ii) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company beneficially owned by such Person and its affiliates (including, without limitation, any convertible notes or convertible preferred stock or warrants) subject to a limitation on conversion or exercise analogous to the limitation contained herein. Except as set forth in the preceding sentence, for purposes of this paragraph, beneficial ownership shall be calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended. For purposes of this Warrant, in determining the number of outstanding shares of Class A Common Stock, the Holder may rely on the number of outstanding shares of Class A Common Stock as reflected in (1) the Company's most recent Form 10-K or 10-Q or any Current Report on Form 8-K filed subsequent thereto or other public filing with the Securities and Exchange Commission, (2) a more recent public announcement by the Company or (3) any other notice by the Company or the Transfer Agent setting forth the number of shares of Class A Common Stock outstanding. For any reason at any time, upon the written or oral request of the Holder, the Company shall within three Business Days confirm orally and in writing to the Holder the number of shares of Class A Common Stock then outstanding. In any case, the number of outstanding shares of Class A Common Stock shall be determined after giving effect to the issuance of the SPA Securities and the conversion or exercise of securities of the Company, including the SPA Warrants, by the Holder and its affiliates since the date as of which such number of outstanding shares of Class A Common Stock was reported. By written notice to the Company, any Holder may increase or decrease the Conversion Limitation to any other percentage not in excess of 9.99% specified in such notice; provided that (i) any such increase will not be effective until the 61st day after such notice is delivered to the Company, and (ii) any such increase or decrease will apply only to the Holder sending such notice and not to any other holder of SPA Warrants.

          2. ADJUSTMENT OF EXERCISE PRICE AND NUMBER OF WARRANT SHARES. The Exercise Price and the number of Warrant Shares shall be adjusted from time to time as follows:

               (a) ADJUSTMENT UPON ISSUANCE OF SHARES OF CLASS A COMMON STOCK. If and whenever on or after the Original Date (as defined in the Securities Purchase Agreement) the Company issues or sells, or in accordance with this
SECTION 2 is deemed to have issued or sold, any shares of Class A Common Stock (including the issuance or sale of shares of Class A Common Stock owned or held by or for the account of the Company, but excluding shares of Class A Common Stock deemed to have been issued by the Company in connection with any Excluded Securities) for a consideration per share (the "NEW SECURITIES ISSUANCE PRICE") less than a price (the "APPLICABLE PRICE") equal to the Exercise Price in effect immediately prior to such issue or sale or deemed issuance or sale (the foregoing a "DILUTIVE ISSUANCE"), then immediately after such Dilutive Issuance, the Exercise Price then in effect shall be reduced to an amount equal to the New Securities Issuance Price. For purposes of determining the adjusted Exercise Price under this SECTION 2(a), the following shall be applicable:

                    (i) ISSUANCE OF OPTIONS. If the Company in any manner grants any Options and the lowest price per share for which one share of shares of Class A Common Stock is issuable upon the exercise of any such Option or upon conversion, exercise or exchange of any Convertible Securities issuable upon exercise of any such Option is less than the Applicable Price, then such share of shares of Class A Common Stock shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the granting or sale of such Option for such price per share. For purposes of this SECTION 2(a)(i), the "lowest price per share for which one share of shares of Class A Common Stock is issuable upon exercise of such Options or upon conversion, exercise or exchange of such Convertible Securities" shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to any one share of shares of Class A Common Stock upon the granting or sale of the Option, upon exercise of the Option and upon conversion, exercise or exchange of any Convertible Security issuable upon exercise of such Option. No further adjustment of the Exercise Price or number of Warrant Shares shall be made upon the actual issuance of such shares of Class A Common Stock or of such

Convertible Securities upon the exercise of such Options or upon the actual issuance of such shares of Class A Common Stock upon conversion, exercise or exchange of such Convertible Securities.

                    (ii) ISSUANCE OF CONVERTIBLE SECURITIES. If the Company in any manner issues or sells any Convertible Securities and the lowest price per share for which one share of shares of Class A Common Stock is issuable upon the conversion, exercise or exchange thereof is less than the Applicable Price, then such share of shares of Class A Common Stock shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the issuance or sale of such Convertible Securities for such price per share. For the purposes of this SECTION 2(a)(ii), the "lowest price per share for which one share of shares of Class A Common Stock is issuable upon the conversion, exercise or exchange" shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to one share of shares of Class A Common Stock upon the issuance or sale of the Convertible Security and upon conversion, exercise or exchange of such Convertible Security. No further adjustment of the Exercise Price or number of Warrant Shares shall be made upon the actual issuance of such shares of Class A Common Stock upon conversion, exercise or exchange of such Convertible Securities, and if any such issue or sale of such Convertible Securities is made upon exercise of any Options for which adjustment of this Warrant has been or is to be made pursuant to other provisions of this SECTION 2(a), no further adjustment of the Exercise Price or number of Warrant Shares shall be made by reason of such issue or sale.

                    (iii) CHANGE IN OPTION PRICE OR RATE OF CONVERSION. If the purchase price provided for in any Options, the additional consideration, if any, payable upon the issue, conversion, exercise or exchange of any Convertible Securities, or the rate at which any Convertible Securities are convertible into or exercisable or exchangeable for shares of Class A Common Stock increases or decreases at any time, the Exercise Price and the number of Warrant Shares in effect at the time of such increase or decrease shall be adjusted to the Exercise Price and the number of Warrant Shares which would have been in effect at such time had such Options or Convertible Securities provided for such increased or decreased purchase price, additional consideration or increased or decreased conversion rate, as the case may be, at the time initially granted, issued or sold. For purposes of this SECTION 2(a)(iii), if the terms of any Option or Convertible Security that was outstanding as of the date of issuance of this Warrant are increased or decreased in the manner described in the immediately preceding sentence, then such Option or Convertible Security and the shares of Class A Common Stock deemed issuable upon exercise, conversion or exchange thereof shall be deemed to have been issued as of the date of such increase or decrease. No adjustment pursuant to this SECTION 2(a) shall be made if such adjustment would result in an increase of the Exercise Price then in effect or a decrease in the number of Warrant Shares.

                    (iv) CALCULATION OF CONSIDERATION RECEIVED. In case any Option is issued in connection with the issue or sale of other securities of the Company, together comprising one integrated transaction in which no specific consideration is allocated to such Options by the parties thereto, the Options will be deemed to have been issued for a consideration of $0.01. If any shares of Class A Common Stock, Options or Convertible Securities are issued or sold or deemed to have been issued or sold for cash, the consideration received therefor will be deemed to be the net amount received by the Company therefor. If any shares of Class A Common Stock, Options or Convertible Securities are issued or sold for a consideration other than cash, the amount of such consideration received by the Company will be the fair value of such consideration, except where such consideration consists of securities, in which case the amount of consideration received by the Company will be the Closing Sale Price of such security on the date of receipt. If any shares of Class A Common Stock, Options or Convertible Securities are issued to the owners of the non-surviving entity in connection with any merger in which the Company is the surviving entity, the amount of consideration therefor will be deemed to be the fair value of such portion of the net assets and business of the non-surviving entity as is attributable to such shares of Class A Common Stock, Options or Convertible Securities, as the case may be. The fair value of any consideration other than cash or securities will be determined jointly by the Company and the Required Holders. If such parties are unable to reach agreement within ten (10) days after the occurrence of an event requiring valuation (the "VALUATION EVENT"), the fair value of such consideration will be determined within five (5) Business Days after the tenth day following the Valuation Event by an independent, reputable appraiser jointly selected by the Company and the Required Holders. The determination of such appraiser shall be final and binding upon all parties absent manifest error and the fees and expenses of such appraiser shall be borne by the Company.

                    (v) RECORD DATE. If the Company takes a record of the holders of shares of Class A Common Stock for the purpose of entitling them (A) to receive a dividend or other distribution payable in shares of Class A Common Stock, Options or in Convertible Securities or (B) to subscribe for or purchase shares of Class A Common Stock, Options or Convertible Securities, then such record date will be deemed to be the date of the issue or sale of the shares of Class A Common Stock deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

                    (vi) THIS WARRANT DEEMED OUTSTANDING. If during the period beginning on and including the Original Date and ending on the date immediately preceding the Issuance Date, the Company entered into, or in accordance with
Section 2(a) would have been deemed to have entered into (had this Warrant been outstanding at such time), any Dilutive Issuance, then solely for purposes of determining any adjustment under this Section 2(a) as a result of such Dilutive Issuance or deemed Dilutive Issuance, this Warrant shall be deemed to have been outstanding at the time of each such Dilutive Issuance or deemed Dilutive Issuance.

               (b) ADJUSTMENT UPON SUBDIVISION OR COMBINATION OF SHARES OF CLASS A COMMON STOCK. If the Company at any time on or after the Original Date subdivides (by any stock split, stock dividend, recapitalization or otherwise) one or more classes of its outstanding shares of Class A Common Stock into a greater number of shares, the Exercise Price in effect immediately prior to such subdivision will be proportionately reduced and the number of Warrant Shares will be proportionately increased. If the Company at any time on or after the Original Date combines (by combination, reverse stock split or otherwise) one or more classes of its outstanding shares of Class A Common Stock into a smaller number of shares, the Exercise Price in effect immediately prior to such combination will be proportionately increased and the number of Warrant Shares will be proportionately decreased. Any adjustment under this SECTION 2(b) shall become effective at the close of business on the date the subdivision or combination becomes effective.

               (c) OTHER EVENTS. If any event occurs of the type contemplated by the provisions of this SECTION 2 but not expressly provided for by such provisions (including, without limitation, the granting of stock appreciation rights, phantom stock rights or other rights with equity features), then the Company's Board of Directors will make an appropriate adjustment in the Exercise Price and the number of Warrant Shares so as to protect the rights of the Holder; provided that no such adjustment pursuant to this SECTION 2(c) will increase the Exercise Price or decrease the number of Warrant Shares as otherwise determined pursuant to this SECTION 2.

          3. RIGHTS UPON DISTRIBUTION OF ASSETS. If the Company shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of shares of Class A Common Stock, by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a "DISTRIBUTION"), at any time after the issuance of this Warrant, then, in each such case:

               (a) any Exercise Price in effect immediately prior to the close of business on the record date fixed for the determination of holders of shares of Class A Common Stock entitled to receive the Distribution shall be reduced, effective as of the close of business on such record date, to a price determined by multiplying such Exercise Price by a fraction of which (i) the numerator shall be the Closing Bid Price of the shares of Class A Common Stock on the Trading Day immediately preceding such record date minus the value of the Distribution (as determined in good faith by the Company's Board of Directors) applicable to one share of shares of Class A Common Stock, and (ii) the denominator shall be the Closing Bid Price of the shares of Class A Common Stock on the Trading Day immediately preceding such record date; and

               (b) the number of Warrant Shares shall be increased to a number of shares equal to the number of shares of Class A Common Stock obtainable immediately prior to the close of business on the record date fixed for the determination of holders of shares of Class A Common Stock entitled to receive the Distribution multiplied by the reciprocal of the fraction set forth in the immediately preceding paragraph (a); provided that in the event that the Distribution is of shares of Class A Common Stock (or common stock) ("OTHER SHARES OF CLASS A COMMON STOCK") of a company whose common shares are traded on a national securities exchange or a national automated quotation system, then the Holder may elect to receive a warrant to purchase Other Shares of Class A Common Stock in lieu of an increase in the number of Warrant Shares, the terms of which shall be identical to those of this Warrant, except that such warrant shall be exercisable into the number of shares of Other Shares of Class A Common Stock that would have been payable to the Holder pursuant to the Distribution had the Holder exercised this Warrant immediately prior to such record date and with an aggregate exercise price equal to the product of the amount by which the exercise price of this Warrant was decreased with respect to the Distribution pursuant to the terms of the immediately preceding paragraph (a) and the number of Warrant Shares calculated in accordance with the first part of this paragraph
(b).

          4. PURCHASE RIGHTS; FUNDAMENTAL TRANSACTIONS.

               (a) PURCHASE RIGHTS.  In addition to any adjustments  pursuant to
SECTION 2 above, if at any time the Company grants, issues or sells any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of shares of Class A Common Stock (the "PURCHASE RIGHTS"), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of shares of Class A Common Stock acquirable upon complete exercise of this Warrant (without regard to any limitations on the exercise of this Warrant) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of shares of Class A Common Stock are to be determined for the grant, issue or sale of such Purchase Rights.

               (b) FUNDAMENTAL TRANSACTIONS. The Company shall not enter into or be party to a Fundamental Transaction unless (i) the Successor Entity assumes in writing all of the obligations of the Company under this Warrant and the other Transaction Documents in accordance with the provisions of this SECTION (4)(b) pursuant to written agreements in form and substance satisfactory to the Required Holders and approved by the Required Holders prior to such Fundamental Transaction, including agreements to deliver to each holder of Warrants in exchange for such Warrants a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Warrant, including, without limitation, an adjusted exercise price equal to the value for the shares of Class A Common Stock reflected by the terms of such Fundamental Transaction, and exercisable for a corresponding number of shares of capital stock equivalent to the shares of Class A Common Stock acquirable and receivable upon exercise of this Warrant (without regard to any limitations on the exercise of this Warrant) prior to such Fundamental Transaction, and satisfactory to the Required Holders and (ii) the Successor Entity (including its Parent Entity) is a publicly traded corporation whose common stock is quoted on or listed for trading on an Eligible Market. Upon the occurrence of any Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Warrant referring to the "Company" shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Warrant with the same effect as if such Successor Entity had been named as the Company herein. Upon consummation of the Fundamental Transaction, the Successor Entity shall deliver to the Holder confirmation that there shall be issued upon exercise of this Warrant at any time after the consummation of the Fundamental Transaction, in lieu of the shares of the Class A Common Stock (or other securities, cash, assets or other property) purchasable upon the exercise of the Warrant prior to such Fundamental Transaction, such shares of stock, securities, cash, assets or any other property whatsoever (including warrants or other purchase or subscription rights) which the Holder would have been entitled to receive upon the happening of such Fundamental Transaction had this Warrant been converted immediately prior to such Fundamental Transaction, as adjusted in accordance with the provisions of this Warrant. In addition to and not in substitution for any other rights hereunder, prior to the consummation of any Fundamental Transaction pursuant to which holders of shares of Class A Common Stock are entitled to receive securities or other assets with respect to or in exchange for shares of Class A Common Stock (a "CORPORATE EVENT"), the Company shall make appropriate provision to insure that the Holder will thereafter have the right to receive upon an exercise of this Warrant at any time after the consummation of the Fundamental Transaction but prior to the Expiration Date, in lieu of the shares of the Class A Common Stock (or other securities, cash, assets or other property) purchasable upon the exercise of the Warrant prior to such Fundamental Transaction, such shares of stock, securities, cash, assets or any other property whatsoever (including warrants or other purchase or subscription rights) which the Holder would have been entitled to receive upon the happening of such Fundamental Transaction had the Warrant been exercised immediately prior to such Fundamental Transaction. Provision made pursuant to the preceding sentence shall be in a form and substance reasonably satisfactory to the Required Holders. The provisions of this Section shall apply similarly and equally to successive Fundamental Transactions and Corporate Events. Provision made pursuant to the preceding sentence shall be in a form and substance satisfactory to the Required Holders. The provisions of this Section shall apply similarly and equally to successive Fundamental Transactions and Corporate Events and shall be applied without regard to any limitations on the exercise of this Warrant.

          5. NONCIRCUMVENTION. The Company hereby covenants and agrees that the Company will not, by amendment of its Certificate of Incorporation, By-laws or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, and will at all times in good faith carry out all the provisions of this Warrant and take all action as may be required to protect the rights of the Holder. Without limiting the generality of the foregoing, the Company (i) shall not increase the par value of any shares of Class A Common Stock receivable upon the exercise of this Warrant above the Exercise Price then in effect, and (ii) shall take all such actions as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable shares of Class A Common Stock upon the exercise of this Warrant. The Company shall, so long as any of the SPA Warrants are outstanding, take all action necessary to reserve and keep available out of its authorized and unissued shares of Class A Common Stock, solely for the purpose of effecting the exercise of the SPA Warrants, 100% of the number of shares of Class A Common Stock as shall from time to time be necessary to effect the exercise of the SPA Warrants then outstanding (without regard to any limitations on exercise).

          6. WARRANT HOLDER NOT DEEMED A STOCKHOLDER. Except as otherwise specifically provided herein, the Holder, solely in such Person's capacity as a holder of this Warrant, shall not be entitled to vote or receive dividends or be deemed the holder of share capital of the Company for any purpose, nor shall anything contained in this Warrant be construed to confer upon the Holder, solely in such Person's capacity as the Holder of this Warrant, any of the rights of a shareholder of the Company or any right to vote, give or withhold consent to any corporate action (whether any reorganization, issue of stock, reclassification of stock, consolidation, merger, conveyance or otherwise), receive notice of meetings, receive dividends or subscription rights, or otherwise, prior to the issuance to the Holder of the Warrant Shares which such Person is then entitled to receive upon the due exercise of this Warrant. In addition, nothing contained in this Warrant shall be construed as imposing any liabilities on the Holder to purchase any securities (upon exercise of this
Warrant  or  otherwise)  or  as a  shareholder  of  the  Company,  whether  such liabilities are asserted by the Company or by creditors of the Company. Notwithstanding this SECTION 6, the Company shall provide the Holder with copies of the same notices and other information given to the shareholders of the Company generally, contemporaneously with the giving thereof to the shareholders.

          7. REISSUANCE OF WARRANTS.

               (a) TRANSFER OF WARRANT.  If this  Warrant is to be  transferred, the Holder shall surrender this Warrant to the Company, whereupon the Company will forthwith issue and deliver upon the order of the Holder a new Warrant (in accordance with SECTION 7(d)), registered as the Holder may request, representing the right to purchase the number of Warrant Shares being transferred by the Holder and, if less then the total number of Warrant Shares then underlying this Warrant is being transferred, a new Warrant (in accordance with SECTION 7(d)) to the Holder representing the right to purchase the number of Warrant Shares not being transferred.

               (b) LOST, STOLEN OR MUTILATED WARRANT. Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant, and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Company in customary form and, in the case of mutilation, upon surrender and cancellation of this Warrant, the Company shall execute and deliver to the Holder a new Warrant (in accordance with SECTION 7(d)) representing the right to purchase the Warrant Shares then underlying this Warrant.

               (c) EXCHANGEABLE FOR MULTIPLE WARRANTS. This Warrant is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Warrant or Warrants (in accordance with SECTION 7(d)) representing in the aggregate the right to purchase the number of Warrant Shares then underlying this Warrant, and each such new Warrant will represent the right to purchase such portion of such Warrant Shares as is designated by the Holder at the time of such surrender; provided, however, that no Warrants for fractional shares of Class A Common Stock shall be given.

               (d) ISSUANCE OF NEW WARRANTS. Whenever the Company is required to issue a new Warrant pursuant to the terms of this Warrant, such new Warrant (i) shall be of like tenor with this Warrant, (ii) shall represent, as indicated on the face of such new Warrant, the right to purchase the Warrant Shares then underlying this Warrant (or in the case of a new Warrant being issued pursuant to SECTION 7(a) or SECTION 7(c), the Warrant Shares designated by the Holder which, when added to the number of shares of Class A Common Stock underlying the other new Warrants issued in connection with such issuance, does not exceed the number of Warrant Shares then underlying this Warrant), (iii) shall have an issuance date, as indicated on the face of such new Warrant which is the same as the Issuance Date, and (iv) shall have the same rights and conditions as this Warrant.

          8. NOTICES. Whenever notice is required to be given under this Warrant, unless otherwise provided herein, such notice shall be given in accordance with Section 9(f) of the Securities Purchase Agreement. The Company shall provide the Holder with prompt written notice of all actions taken pursuant to this Warrant, including in reasonable detail a description of such action and the reason therefore. Without limiting the generality of the foregoing, the Company will give written notice to the Holder (i) immediately upon any adjustment of the Exercise Price, setting forth in reasonable detail, and certifying, the calculation of such adjustment and (ii) at least fifteen days prior to the date on which the Company closes its books or takes a record
(A) with respect to any dividend or distribution upon the shares of Class A Common Stock, (B) with respect to any grants, issuances or sales of any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property to holders of shares of Class A Common Stock or (C) for determining rights to vote with respect to any Fundamental Transaction, dissolution or liquidation, provided in each case that such information shall be made known to the public prior to or in conjunction with such notice being provided to the Holder.

          9. AMENDMENT AND WAIVER. Except as otherwise provided herein, the provisions of this Warrant may be amended and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company has obtained the written consent of the Required Holders; provided that no such action may increase the exercise price of any SPA Warrant or decrease the number of shares or class of stock obtainable upon exercise of any SPA Warrant without the written consent of the Holder. No such amendment shall be effective to the extent that it applies to less than all of the holders of the SPA Warrants then outstanding.

          10. GOVERNING LAW. This Warrant shall be governed by and construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Warrant shall be governed by, the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York.

          11. CONSTRUCTION; HEADINGS. This Warrant shall be deemed to be jointly drafted by the Company and all the Buyers and shall not be construed against any person as the drafter hereof. The headings of this Warrant are for convenience of reference and shall not form part of, or affect the interpretation of, this Warrant.

          12. DISPUTE RESOLUTION. In the case of a dispute as to the determination of the Exercise Price or the arithmetic calculation of the Warrant Shares, the Company shall submit the disputed determinations or arithmetic calculations via facsimile within two Business Days of receipt of the Exercise Notice giving rise to such dispute, as the case may be, to the Holder. If the Holder and the Company are unable to agree upon such determination or calculation of the Exercise Price or the Warrant Shares within three Business Days of such disputed determination or arithmetic calculation being submitted to the Holder, then the Company shall, within two Business Days thereafter submit via facsimile (a) the disputed determination of the Exercise Price to an independent, reputable investment bank selected by the Company and approved by the Holder or (b) the disputed arithmetic calculation of the Warrant Shares to the Company's independent, outside accountant. The Company shall cause at its expense the investment bank or the accountant, as the case may be, to perform the determinations or calculations and notify the Company and the Holder of the results no later than ten Business Days from the time it receives the disputed determinations or calculations. Such investment bank's or accountant's determination or calculation, as the case may be, shall be binding upon all parties absent demonstrable error.

          13. REMEDIES, OTHER OBLIGATIONS, BREACHES AND INJUNCTIVE RELIEF. The remedies provided in this Warrant shall be cumulative and in addition to all other remedies available under this Warrant and the other Transaction Documents, at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the right of the Holder right to pursue actual damages for any failure by the Company to comply with the terms of this Warrant. The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, the holder of this Warrant shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.

          14. TRANSFER. This Warrant may be offered for sale, sold, transferred or assigned without the consent of the Company, except as may otherwise be required by Section 2(f) of the Securities Purchase Agreement.

          15. CERTAIN DEFINITIONS. For purposes of this Warrant, the following terms shall have the following meanings:

               (a) "APPROVED STOCK PLAN" means any employee benefit plan which has been approved by the Board of Directors of the Company, pursuant to which the Company's securities may be issued to any employee, officer, director or consultant for services provided to the Company.

               (b) "BLOOMBERG" means Bloomberg Financial Markets.

               (c) "BUSINESS DAY" means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed.

               (d) "CLASS A COMMON STOCK" means (i) the Company's shares of Class A Common Stock, par value $0.10 per share, and (ii) any share capital into which such Class A Common Stock shall have been changed or any share capital resulting from a reclassification of such Class A Common Stock.

               (e) "CLOSING BID PRICE" and "CLOSING SALE PRICE" means, for any security as of any date, the last closing bid price and last closing trade price, respectively, for such security on the Principal Market, as reported by Bloomberg, or, if the Principal Market begins to operate on an extended hours basis and does not designate the closing bid price or the closing trade price, as the case may be, then the last bid price or last trade price, respectively, of such security prior to 4:00:00 p.m., New York Time, as reported by Bloomberg, or, if the Principal Market is not the principal securities exchange or trading market for such security, the last closing bid price or last trade price, respectively, of such security on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg, or if the foregoing do not apply, the last closing bid price or last trade price, respectively, of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg, or, if no closing bid price or last trade price, respectively, is reported for such security by Bloomberg, the average of the bid prices, or the ask prices, respectively, of any market makers for such security as reported in the "pink sheets" by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.). If the Closing Bid Price or the Closing Sale Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Bid Price or the Closing Sale Price, as the case may be, of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved pursuant to SECTION 12. All such determinations to be appropriately adjusted for any stock dividend, stock split, stock combination or other similar transaction during the applicable calculation period.

               (f) "CONVERTIBLE SECURITIES" means any stock or securities (other than Options) directly or indirectly convertible into or exercisable or exchangeable for shares of Class A Common Stock.

               (g) "ELIGIBLE MARKET" means the Principal Market, The New York Stock Exchange, Inc., the American Stock Exchange or The Nasdaq SmallCap Market.

               (h) "EXPIRATION DATE" means [___________](3) or, if such date falls on a day other than a Business Day or on which trading does not take place on the Principal Market (a "HOLIDAY"), the next date that is not a Holiday.

               (i) "EXCLUDED SECURITIES" means any shares of Class A Common Stock issued or issuable: (i) in connection with any Approved Stock Plan; (ii) upon exercise of the SPA Warrants; (iii) upon conversion of the SPA Securities;
(iv) pursuant to a bona fide firm commitment underwritten public offering with a nationally recognized underwriter which generates gross proceeds to the Company in excess of $35,000,000 (other than an "at-the-market offering" as defined in Rule 415(a)(4) under the 1933 Act and "equity lines"); and (v) upon conversion of any Options or Convertible Securities which are outstanding on the day immediately preceding the Original Date, provided that the terms of such Options or Convertible Securities are not amended, modified or changed on or after the Original Date.

               (j) "FUNDAMENTAL TRANSACTION" means that the Company shall, directly or indirectly, in one or more related transactions, (i) consolidate or merge with or into (whether or not the Company is the surviving corporation) another Person, or (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company to another Person, or (iii) allow another Person to make a purchase offer, tender offer or exchange offer that is accepted by the holders of more than the 50% of the Company's outstanding voting securities (but excluding any voting securities held by the Person or Persons making or party to, or any Person(s) associated or affiliated with such Person or Persons making or party to, such purchase offer, tender offer or exchange offer), or (iv) enter into a stock purchase agreement or other agreement to effect any other business combination (including, without limitation, a reorganization, recapitalization or spin-off) with another Person or Persons, whereby more than 50% of the Company's outstanding voting securities are acquired by such Person or Persons (excluding any voting securities of the Company held by such Person or Persons making or party to, or any Person(s) associated or affiliated with such Person or Persons making or party to, such stock purchase agreement or other agreement to effect such other business combination), or (v) changed the members constituting its Board of Directors such that the individuals who constituted the Board of Directors on the Original Date or other governing body of the Company (together with any new directors whose election to such Board of Directors or whose nomination for election by the stockholders of the Company was approved by a vote of 66 2/3% of the directors then still in office who were either directors on the Original Date or whose election or nomination for election was previously so approved), cease for any reason to constitute a majority of such Board of Directors then in office, or (vi) reorganize, recapitalize or reclassify its Common Stock.
-----------------
(3)  FOR SERIES B WARRANTS, INSERT DATE THAT IS 4 YEARS FROM ISSUANCE DATE.

               (k) "OPTIONS" means any rights, warrants or options to subscribe for or purchase shares of Class A Common Stock or Convertible Securities.

               (l) "PARENT ENTITY" of a Person means an entity that, directly or indirectly, controls the applicable Person and whose common stock or equivalent equity security is quoted or listed on an Eligible Market, or, if there is more than one such Person or Parent Entity, the Person or Parent Entity with the largest public market capitalization as of the date of consummation of the Fundamental Transaction.

               (m) "PERSON" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity and a government or any department or agency thereof.

               (n) "PRINCIPAL MARKET" means the Nasdaq National Market.

               (o)   "REGISTRATION   RIGHTS   AGREEMENT"   means  that   certain
registration rights agreement by and among the Company and the Buyers.

               (p) "REQUIRED HOLDERS" means the holders of the SPA Warrants representing at least a majority of shares of Class A Common Stock underlying the SPA Warrants then outstanding.

               (q) "SPA SECURITIES" means the Notes issued pursuant to the Securities Purchase Agreement.

               (r) "SUCCESSOR ENTITY" means the Person (or, if so elected by the Required Holders, the Parent Entity) formed by, resulting from or surviving any Fundamental Transaction or the Person (or, if so elected by the Required Holders, the Parent Entity) with which such Fundamental Transaction shall have been entered into.

               (s) "TRADING DAY" means any day on which the Class A Common Stock are traded on the Principal Market, or, if the Principal Market is not the principal trading market for the Common Stock, then on the principal securities exchange or securities market on which the Common Stock are then traded; provided that "Trading Day" shall not include any day on which the Common Stock are scheduled to trade on such exchange or market for less than 4.5 hours or any day that the Common Stock are suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York Time).

                            [SIGNATURE PAGE FOLLOWS]

          IN WITNESS WHEREOF, the Company has caused this Warrant to Purchase Class A Common Stock to be duly executed as of the Issuance Date set out above.


                                    THE WET SEAL, INC.


                                    By:
                                       ------------------------------
                                    Name:
                                    Title:

                                                                       EXHIBIT A

                                 EXERCISE NOTICE

            TO BE EXECUTED BY THE REGISTERED HOLDER TO EXERCISE THIS
                    WARRANT TO PURCHASE CLASS A COMMON STOCK

                               THE WET SEAL, INC.

         The undersigned holder hereby exercises the right to purchase _________________ of the shares of Class A Common Stock ("WARRANT SHARES") of The Wet Seal, Inc., a Delaware corporation (the "COMPANY"), evidenced by the attached Warrant to Purchase Class A Common Stock (the "WARRANT"). Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the Warrant.

     1. Form of Exercise Price. The Holder intends that payment of the Exercise Price shall be made as:

              ____________ a "CASH EXERCISE" with respect to ___________________
                           Warrant Shares; and/or

              ____________ a "CASHLESS EXERCISE" with respect to _______________
                           Warrant Shares.

     2. Payment of Exercise Price. In the event that the holder has elected a Cash Exercise with respect to some or all of the Warrant Shares to be issued pursuant hereto, the holder shall pay the Aggregate Exercise Price in the sum of $___________________ to the Company in accordance with the terms of the Warrant.

     3. Delivery of Warrant Shares. The Company shall deliver to the holder __________ Warrant Shares in accordance with the terms of the Warrant.

Date:
     ---------------- --, -----


-------------------------------
   Name of Registered Holder


By:
   -----------------------------------
   Name:
   Title:

                                 ACKNOWLEDGMENT


         The Company hereby acknowledges this Exercise Notice and hereby directs American Stock Transfer and Trust Company to issue the above indicated number of shares of Class A Common Stock in accordance with the Transfer Agent Instructions dated December __, 2004 from the Company and acknowledged and agreed to by American Stock Transfer and Trust Company.


                                    THE WET SEAL, INC.


                                    By:
                                       ------------------------------
                                       Name:
                                       Title:

                                   EXHIBIT 7

                            FORM OF SERIES C WARRANT

NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE EXERCISABLE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) AN OPINION OF COUNSEL, IN A GENERALLY ACCEPTABLE FORM, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

                               THE WET SEAL, INC.

                    WARRANT TO PURCHASE CLASS A COMMON STOCK

Warrant No.:_______________
Number of Shares of Class A Common Stock:_____________
Date of Issuance: [_________ __, 2005](1) ("ISSUANCE DATE")

          The Wet Seal, Inc., a Delaware corporation (the "COMPANY"), hereby certifies that, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, [S.A.C. CAPITAL ASSOCIATES, LLC] [OTHER BUYERS], the registered holder hereof or its permitted assigns (the "HOLDER"), is entitled, subject to the terms set forth below, to purchase from the Company, at the Exercise Price (as defined below) then in effect, upon surrender of this Warrant to Purchase Class A Common Stock (including any Warrants to Purchase Class A Common Stock issued in exchange, transfer or replacement hereof, the "WARRANT"), at any time or times on or after the Issuance Date, but not after 11:59 p.m., New York Time, on the Expiration Date (as defined below), ______________ (_____________)2 fully paid nonassessable shares of Class A Common Stock (as defined below) (the "WARRANT SHARES"). Except as otherwise defined herein, capitalized terms in this Warrant shall have the meanings set forth in SECTION 15. This Warrant is one of the Warrants to Purchase Class A Common Stock (the "SPA Warrants") issued pursuant to Section 1 of that certain Amended and Restated Securities Purchase Agreement, dated as of December 13, 2004 (the "SUSCRIPTION



-------------------
(1) WARRANTS WILL BE ISSUED UPON RECEIPT OF STOCKHOLDER APPROVAL (AS DEFINED IN THE SECURITIES PURCHASE AGREEMENT).
(2) INSERT HOLDER'S PORTION OF C WARRANTS SET FORTH IN (4) ON THE SCHEDULE OF BUYERS TO THE SECURITIES PURCHASE AGREEMENT:
         SERIES C WARRANTS - exercisable into 4,500,000 Shares of Common Stock.

DATE"), by and among the Company and the investors (the "BUYERS") referred to therein (the "SECURITIES PURCHASE AGREEMENT").

          1.   EXERCISE OF WARRANT.

               (a) MECHANICS OF EXERCISE. Subject to the terms and conditions hereof (including, without limitation, the limitations set forth in SECTION
1(F)), this Warrant may be exercised by the Holder on any day on or after the Issuance Date, in whole or in part, by (i) delivery of a written notice, in the form attached hereto as EXHIBIT A (the "EXERCISE NOTICE"), of the Holder's election to exercise this Warrant and (ii) (A) payment to the Company of an amount equal to the applicable Exercise Price multiplied by the number of Warrant Shares as to which this Warrant is being exercised (the "AGGREGATE EXERCISE PRICE") in cash or wire transfer of immediately available funds to an account designated by the Company or (B) by notifying the Company that this Warrant is being exercised pursuant to a Cashless Exercise (as defined in SECTION 1(D)). The Holder shall not be required to deliver the original Warrant in order to effect an exercise hereunder. Execution and delivery of the Exercise Notice with respect to less than all of the Warrant Shares shall have the same effect as cancellation of the original Warrant and issuance of a new Warrant evidencing the right to purchase the remaining number of Warrant Shares. On or before the first Business Day following the date on which the Company has received each of the Exercise Notice and the Aggregate Exercise Price (or notice of a Cashless Exercise) (the "EXERCISE DELIVERY DOCUMENTS"), the Company shall transmit by facsimile an acknowledgment of confirmation of receipt of the Exercise Delivery Documents to the Holder and the Company's transfer agent (the "TRANSFER AGENT"). On or before the third Business Day following the date on which the Company has received all of the Exercise Delivery Documents (the "SHARE DELIVERY DATE"), the Company shall (X) provided that the Transfer Agent is participating in The Depository Trust Company ("DTC") Fast Automated Securities Transfer Program, upon the request of the Holder, credit such aggregate number of shares of Class A Common Stock to which the Holder is entitled pursuant to such exercise to the Holder's or its designee's balance account with DTC through its Deposit Withdrawal Agent Commission system, or (Y) if the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program, issue and dispatch by overnight courier to the address as specified in the Exercise Notice, a certificate, registered in the Company's share register in the name of the Holder or its designee, for the number of shares of Class A Common Stock to which the Holder is entitled pursuant to such exercise. Upon delivery of the Exercise Notice and Aggregate Exercise Price referred to in CLAUSE (II)(A) above or notification to the Company of a Cashless Exercise referred to in SECTION 1(D), the Holder shall be deemed for all corporate purposes to have become the holder of record of the Warrant Shares with respect to which this Warrant has been exercised, irrespective of the date of delivery of the certificates evidencing such Warrant Shares. If this Warrant is submitted in connection with any exercise pursuant to this SECTION 1(A) and the number of Warrant Shares represented by this Warrant submitted for exercise is greater than the number of Warrant Shares being acquired upon an exercise, then the Company shall as soon as practicable and in no event later than three Business Days after any exercise and at its own expense, issue a new Warrant (in accordance with SECTION 7(D)) representing the right to purchase the number of Warrant Shares purchasable immediately prior to such exercise under this Warrant, less the number of Warrant Shares with respect to which this Warrant is exercised. No fractional shares of Class A Common Stock are to be issued upon the exercise of this

Warrant, but rather the number of shares of Class A Common Stock to be issued shall be rounded up to the nearest whole number. The Company shall pay any and all taxes which may be payable with respect to the issuance and delivery of Warrant Shares upon exercise of this Warrant.

               (b) EXERCISE PRICE. For purposes of this Warrant, "EXERCISE PRICE" means US $2.50, subject to adjustment as provided herein.

               (c) COMPANY'S  FAILURE TO TIMELY DELIVER  SECURITIES.  Subject to
SECTION 1(F), if the Company shall fail for any reason or for no reason to issue to the Holder within three (3) Business Days of receipt of the Exercise Delivery Documents, a certificate for the number of shares of Class A Common Stock to which the Holder is entitled and register such shares of Class A Common Stock on the Company's share register or to credit the Holder's balance account with DTC for such number of shares of Class A Common Stock to which the Holder is entitled upon the Holder's exercise of this Warrant, then, in addition to all other remedies available to the Holder, the Company shall pay in cash to the Holder on each day after such third Business Day that the issuance of such shares of Class A Common Stock is not timely effected an amount equal to 1.5% of the product of (A) the sum of the number of shares of Class A Common Stock not issued to the Holder on a timely basis and to which the Holder is entitled and
(B) the Closing Sale Price of the shares of Class A Common Stock on the Trading Day immediately preceding the last possible date which the Company could have issued such shares of Class A Common Stock to the Holder without violating
SECTION 1(A). In addition to the foregoing, if within three (3) Trading Days after the Company's receipt of the facsimile copy of a Exercise Notice the Company shall fail to issue and deliver a certificate to the Holder and register such shares of Class A Common Stock on the Company's share register or credit the Holder's balance account with DTC for the number of shares of Class A Common Stock to which the Holder is entitled upon such holder's exercise hereunder, and if on or after such Trading Day the Holder purchases (in an open market transaction or otherwise) shares of Class A Common Stock to deliver in satisfaction of a sale by the Holder of shares of Class A Common Stock issuable upon such exercise that the Holder anticipated receiving from the Company (a "BUY-IN"), then the Company shall, within three Business Days after the Holder's request and in the Holder's discretion, either (i) pay cash to the Holder in an amount equal to the Holder's total purchase price (including brokerage commissions, if any) for the shares of Class A Common Stock so purchased (the "BUY-IN PRICE"), at which point the Company's obligation to deliver such certificate (and to issue such shares of Class A Common Stock) shall terminate, or (ii) promptly honor its obligation to deliver to the Holder a certificate or certificates representing such shares of Class A Common Stock and pay cash to the Holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) such number of shares of Class A Common Stock, multiplied by
(B) the Closing Bid Price on the date of exercise.

               (d) CASHLESS EXERCISE. Notwithstanding anything contained herein to the contrary, if a Registration Statement (as defined in the Registration Rights Agreement) covering the Warrant Shares that are the subject of the Exercise Notice (the "UNAVAILABLE WARRANT SHARES") is not available for the resale of such Unavailable Warrant Shares, the Holder may, in its sole discretion, exercise this Warrant in whole or in part and, in lieu of making the cash payment otherwise contemplated to be made to the Company upon such exercise in payment of the Aggregate Exercise Price, elect instead to receive upon such exercise the "Net Number" of shares of Class A Common Stock determined according to the following formula (a "CASHLESS EXERCISE"):

               Net Number = (A X B) - (A X C)
                                        B

               For purposes of the foregoing formula:

                    A= the total number of shares with respect to which this Warrant is then being exercised.

                    B= the Closing Sale Price of the shares of Class A Common Stock (as reported by Bloomberg) on the date immediately preceding the date of the Exercise Notice.

                    C= the Exercise Price then in effect for the applicable Warrant Shares at the time of such exercise.

               (e) DISPUTES. In the case of a dispute as to the determination of the Exercise Price or the arithmetic calculation of the Warrant Shares, the Company shall promptly issue to the Holder the number of Warrant Shares that are not disputed and resolve such dispute in accordance with SECTION 12.

               (f) LIMITATIONS ON EXERCISES.

                    (i) BENEFICIAL OWNERSHIP. The Company shall not effect the exercise of this Warrant, and the Holder shall not have the right to exercise this Warrant, to the extent that after giving effect to such exercise, such Person (together with such Person's affiliates) would beneficially own in excess of 9.99% (the "CONVERSION LIMITATION") of the shares of Class A Common Stock outstanding immediately after giving effect to such exercise. For purposes of the foregoing sentence, the aggregate number of shares of Class A Common Stock beneficially owned by such Person and its affiliates shall include the number of shares of Class A Common Stock issuable upon exercise of this Warrant with respect to which the determination of such sentence is being made, but shall exclude shares of Class A Common Stock which would be issuable upon (i) exercise of the remaining, unexercised portion of this Warrant beneficially owned by such Person and its affiliates and (ii) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company beneficially owned by such Person and its affiliates (including, without limitation, any convertible notes or convertible preferred stock or warrants) subject to a limitation on conversion or exercise analogous to the limitation contained herein. Except as set forth in the preceding sentence, for purposes of this paragraph, beneficial ownership shall be calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended. For purposes of this Warrant, in determining the number of outstanding shares of Class A Common Stock, the Holder may rely on the number of outstanding shares of Class A Common Stock as reflected in (1) the Company's most recent Form 10-K or 10-Q or any Current Report on Form 8-K filed subsequent thereto or other public filing with the Securities and Exchange Commission, (2) a more recent public announcement by the Company or (3) any other notice by the Company or the Transfer Agent setting forth the number of shares of Class A Common Stock outstanding. For any reason at any time, upon the written or oral request of the Holder, the Company shall within three Business Days confirm orally and in writing to the Holder the number of shares of Class A Common Stock then outstanding. In any case, the number of outstanding shares of Class A Common Stock shall be determined after giving effect to the issuance of the SPA
Securities and the conversion or exercise of securities of the Company, including the SPA Warrants, by the Holder and its affiliates since the date as of which such number of outstanding shares of Class A Common Stock was reported. By written notice to the Company, any Holder may increase or decrease the Conversion Limitation to any other percentage not in excess of 9.99% specified in such notice; provided that (i) any such increase will not be effective until the 61st day after such notice is delivered to the Company, and (ii) any such increase or decrease will apply only to the Holder sending such notice and not to any other holder of SPA Warrants.

          2. ADJUSTMENT OF EXERCISE PRICE AND NUMBER OF WARRANT SHARES. The Exercise Price and the number of Warrant Shares shall be adjusted from time to time as follows:

               (a) ADJUSTMENT UPON ISSUANCE OF SHARES OF CLASS A COMMON STOCK. If and whenever on or after the Original Date (as defined in the Securities Purchase Agreement) the Company issues or sells, or in accordance with this
SECTION 2 is deemed to have issued or sold, any shares of Class A Common Stock (including the issuance or sale of shares of Class A Common Stock owned or held by or for the account of the Company, but excluding shares of Class A Common Stock deemed to have been issued by the Company in connection with any Excluded Securities) for a consideration per share (the "NEW SECURITIES ISSUANCE PRICE") less than a price (the "APPLICABLE PRICE") equal to the Exercise Price in effect immediately prior to such issue or sale or deemed issuance or sale (the foregoing a "DILUTIVE ISSUANCE"), then immediately after such Dilutive Issuance, the Exercise Price then in effect shall be reduced to an amount equal to the New Securities Issuance Price. For purposes of determining the adjusted Exercise Price under this SECTION 2(A), the following shall be applicable:

                    (i) ISSUANCE OF OPTIONS. If the Company in any manner grants any Options and the lowest price per share for which one share of shares of Class A Common Stock is issuable upon the exercise of any such Option or upon conversion, exercise or exchange of any Convertible Securities issuable upon exercise of any such Option is less than the Applicable Price, then such share of shares of Class A Common Stock shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the granting or sale of such Option for such price per share. For purposes of this SECTION 2(A)(I), the "lowest price per share for which one share of shares of Class A Common Stock is issuable upon exercise of such Options or upon conversion, exercise or exchange of such Convertible Securities" shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to any one share of shares of Class A Common Stock upon the granting or sale of the Option, upon exercise of the Option and upon conversion, exercise or exchange of any Convertible Security issuable upon exercise of such Option. No further adjustment of the Exercise Price or number of Warrant Shares shall be made upon the actual issuance of such shares of Class A Common Stock or of such Convertible Securities upon the exercise of such

Options or upon the actual issuance of such shares of Class A Common Stock upon conversion, exercise or exchange of such Convertible Securities.

                    (ii) ISSUANCE OF CONVERTIBLE SECURITIES. If the Company in any manner issues or sells any Convertible Securities and the lowest price per share for which one share of shares of Class A Common Stock is issuable upon the conversion, exercise or exchange thereof is less than the Applicable Price, then such share of shares of Class A Common Stock shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the issuance or sale of such Convertible Securities for such price per share. For the purposes of this SECTION 2(a)(ii), the "lowest price per share for which one share of shares of Class A Common Stock is issuable upon the conversion, exercise or exchange" shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to one share of shares of Class A Common Stock upon the issuance or sale of the Convertible Security and upon conversion, exercise or exchange of such Convertible Security. No further adjustment of the Exercise Price or number of Warrant Shares shall be made upon the actual issuance of such shares of Class A Common Stock upon conversion, exercise or exchange of such Convertible Securities, and if any such issue or sale of such Convertible Securities is made upon exercise of any Options for which adjustment of this Warrant has been or is to be made pursuant to other provisions of this SECTION 2(a), no further adjustment of the Exercise Price or number of Warrant Shares shall be made by reason of such issue or sale.

                    (iii) CHANGE IN OPTION PRICE OR RATE OF CONVERSION. If the purchase price provided for in any Options, the additional consideration, if any, payable upon the issue, conversion, exercise or exchange of any Convertible Securities, or the rate at which any Convertible Securities are convertible into or exercisable or exchangeable for shares of Class A Common Stock increases or decreases at any time, the Exercise Price and the number of Warrant Shares in effect at the time of such increase or decrease shall be adjusted to the Exercise Price and the number of Warrant Shares which would have been in effect at such time had such Options or Convertible Securities provided for such increased or decreased purchase price, additional consideration or increased or decreased conversion rate, as the case may be, at the time initially granted, issued or sold. For purposes of this SECTION 2(a)(iii), if the terms of any Option or Convertible Security that was outstanding as of the date of issuance of this Warrant are increased or decreased in the manner described in the immediately preceding sentence, then such Option or Convertible Security and the shares of Class A Common Stock deemed issuable upon exercise, conversion or exchange thereof shall be deemed to have been issued as of the date of such increase or decrease. No adjustment pursuant to this SECTION 2(a) shall be made if such adjustment would result in an increase of the Exercise Price then in effect or a decrease in the number of Warrant Shares.

                    (iv) CALCULATION OF CONSIDERATION RECEIVED. In case any Option is issued in connection with the issue or sale of other securities of the Company, together comprising one integrated transaction in which no specific consideration is allocated to such Options by the parties thereto, the Options will be deemed to have been issued for a consideration of $0.01. If any shares of Class A Common Stock, Options or Convertible Securities are issued or sold or deemed to have been issued or sold for cash, the consideration received therefor will be deemed to be the net amount received by the Company therefor. If any shares of Class A Common Stock, Options or Convertible Securities are issued or sold for a consideration other than cash, the amount of such consideration received by the Company will be the fair value of such consideration, except where such consideration consists of securities, in which case the amount of consideration received by the Company will be the Closing Sale Price of such security on the date of receipt. If any shares of Class A Common Stock, Options or Convertible Securities are issued to the owners of the non-surviving entity in connection with any merger in which the Company is the surviving entity, the amount of consideration therefor will be deemed to be the fair value of such portion of the net assets and business of the non-surviving entity as is attributable to such shares of Class A Common Stock, Options or Convertible Securities, as the case may be. The fair value of any consideration other than cash or securities will be determined jointly by the Company and the Required Holders. If such parties are unable to reach agreement within ten (10) days after the occurrence of an event requiring valuation (the "VALUATION Event"), the fair value of such consideration will be determined within five (5) Business Days after the tenth day following the Valuation Event by an independent, reputable appraiser jointly selected by the Company and the Required Holders. The determination of such appraiser shall be final and binding upon all parties absent manifest error and the fees and expenses of such appraiser shall be borne by the Company.

                    (v) RECORD DATE. If the Company takes a record of the holders of shares of Class A Common Stock for the purpose of entitling them (A) to receive a dividend or other distribution payable in shares of Class A Common Stock, Options or in Convertible Securities or (B) to subscribe for or purchase shares of Class A Common Stock, Options or Convertible Securities, then such record date will be deemed to be the date of the issue or sale of the shares of Class A Common Stock deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

                    (vi) THIS WARRANT DEEMED OUTSTANDING. If during the period beginning on and including the Original Date and ending on the date immediately preceding the Issuance Date, the Company entered into, or in accordance with
Section 2(a) would have been deemed to have entered into (had this Warrant been outstanding at such time), any Dilutive Issuance, then solely for purposes of determining any adjustment under this Section 2(a) as a result of such Dilutive Issuance or deemed Dilutive Issuance, this Warrant shall be deemed to have been outstanding at the time of each such Dilutive Issuance or deemed Dilutive Issuance.

               (b) ADJUSTMENT UPON SUBDIVISION OR COMBINATION OF SHARES OF CLASS A COMMON STOCK. If the Company at any time on or after the Original Date subdivides (by any stock split, stock dividend, recapitalization or otherwise) one or more classes of its outstanding shares of Class A Common Stock into a greater number of shares, the Exercise Price in effect immediately prior to such subdivision will be proportionately reduced and the number of Warrant Shares will be proportionately increased. If the Company at any time on or after the Original Date combines (by combination, reverse stock split or otherwise) one or more classes of its outstanding shares of Class A Common Stock into a smaller number of shares, the Exercise Price in effect immediately prior to such combination will be proportionately increased and the number of Warrant Shares will be proportionately decreased. Any adjustment under this SECTION

2(B) shall become effective at the close of business on the date the subdivision or combination becomes effective.

               (c) OTHER EVENTS. If any event occurs of the type contemplated by the provisions of this SECTION 2 but not expressly provided for by such provisions (including, without limitation, the granting of stock appreciation rights, phantom stock rights or other rights with equity features), then the Company's Board of Directors will make an appropriate adjustment in the Exercise Price and the number of Warrant Shares so as to protect the rights of the Holder; provided that no such adjustment pursuant to this SECTION 2(C) will increase the Exercise Price or decrease the number of Warrant Shares as otherwise determined pursuant to this SECTION 2.

          3. RIGHTS UPON DISTRIBUTION OF ASSETS. If the Company shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of shares of Class A Common Stock, by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a "DISTRIBUTION"), at any time after the issuance of this Warrant, then, in each such case:

               (a) any Exercise Price in effect immediately prior to the close of business on the record date fixed for the determination of holders of shares of Class A Common Stock entitled to receive the Distribution shall be reduced, effective as of the close of business on such record date, to a price determined by multiplying such Exercise Price by a fraction of which (i) the numerator shall be the Closing Bid Price of the shares of Class A Common Stock on the Trading Day immediately preceding such record date minus the value of the Distribution (as determined in good faith by the Company's Board of Directors) applicable to one share of shares of Class A Common Stock, and (ii) the denominator shall be the Closing Bid Price of the shares of Class A Common Stock on the Trading Day immediately preceding such record date; and

               (b) the number of Warrant Shares shall be increased to a number of shares equal to the number of shares of Class A Common Stock obtainable immediately prior to the close of business on the record date fixed for the determination of holders of shares of Class A Common Stock entitled to receive the Distribution multiplied by the reciprocal of the fraction set forth in the immediately preceding paragraph (a); provided that in the event that the Distribution is of shares of Class A Common Stock (or common stock) ("OTHER SHARES OF CLASS A COMMON STOCK") of a company whose common shares are traded on a national securities exchange or a national automated quotation system, then the Holder may elect to receive a warrant to purchase Other Shares of Class A Common Stock in lieu of an increase in the number of Warrant Shares, the terms of which shall be identical to those of this Warrant, except that such warrant shall be exercisable into the number of shares of Other Shares of Class A Common Stock that would have been payable to the Holder pursuant to the Distribution had the Holder exercised this Warrant immediately prior to such record date and with an aggregate exercise price equal to the product of the amount by which the exercise price of this Warrant was decreased with respect to the Distribution pursuant to the terms of the immediately preceding paragraph (a) and the number of Warrant Shares calculated in accordance with the first part of this paragraph
(b).

          4. PURCHASE RIGHTS; FUNDAMENTAL TRANSACTIONS.

               (a) PURCHASE RIGHTS.  In addition to any adjustments  pursuant to
SECTION 2 above, if at any time the Company grants, issues or sells any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of shares of Class A Common Stock (the "PURCHASE Rights"), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of shares of Class A Common Stock acquirable upon complete exercise of this Warrant (without regard to any limitations on the exercise of this Warrant) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of shares of Class A Common Stock are to be determined for the grant, issue or sale of such Purchase Rights.

               (b) FUNDAMENTAL TRANSACTIONS. The Company shall not enter into or be party to a Fundamental Transaction unless (i) the Successor Entity assumes in writing all of the obligations of the Company under this Warrant and the other Transaction Documents in accordance with the provisions of this SECTION (4)(B) pursuant to written agreements in form and substance satisfactory to the Required Holders and approved by the Required Holders prior to such Fundamental Transaction, including agreements to deliver to each holder of Warrants in exchange for such Warrants a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Warrant, including, without limitation, an adjusted exercise price equal to the value for the shares of Class A Common Stock reflected by the terms of such Fundamental Transaction, and exercisable for a corresponding number of shares of capital stock equivalent to the shares of Class A Common Stock acquirable and receivable upon exercise of this Warrant (without regard to any limitations on the exercise of this Warrant) prior to such Fundamental Transaction, and satisfactory to the Required Holders and (ii) the Successor Entity (including its Parent Entity) is a publicly traded corporation whose common stock is quoted on or listed for trading on an Eligible Market. Upon the occurrence of any Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Warrant referring to the "Company" shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Warrant with the same effect as if such Successor Entity had been named as the Company herein. Upon consummation of the Fundamental Transaction, the Successor Entity shall deliver to the Holder confirmation that there shall be issued upon exercise of this Warrant at any time after the consummation of the Fundamental Transaction, in lieu of the shares of the Class A Common Stock (or other securities, cash, assets or other property) purchasable upon the exercise of the Warrant prior to such Fundamental Transaction, such shares of stock, securities, cash, assets or any other property whatsoever (including warrants or other purchase or subscription rights) which the Holder would have been entitled to receive upon the happening of such Fundamental Transaction had this Warrant been converted immediately prior to such Fundamental Transaction, as adjusted in accordance with the provisions of this Warrant. In addition to and not in substitution for any other rights hereunder, prior to the consummation of any Fundamental Transaction pursuant to which holders of shares of Class A Common Stock are entitled to receive securities or other assets with respect to or in exchange for shares of Class A

Common Stock (a "CORPORATE EVENT"), the Company shall make appropriate provision to insure that the Holder will thereafter have the right to receive upon an exercise of this Warrant at any time after the consummation of the Fundamental Transaction but prior to the Expiration Date, in lieu of the shares of the Class A Common Stock (or other securities, cash, assets or other property) purchasable upon the exercise of the Warrant prior to such Fundamental Transaction, such shares of stock, securities, cash, assets or any other property whatsoever (including warrants or other purchase or subscription rights) which the Holder would have been entitled to receive upon the happening of such Fundamental Transaction had the Warrant been exercised immediately prior to such Fundamental Transaction. Provision made pursuant to the preceding sentence shall be in a form and substance reasonably satisfactory to the Required Holders. The provisions of this Section shall apply similarly and equally to successive Fundamental Transactions and Corporate Events. Provision made pursuant to the preceding sentence shall be in a form and substance satisfactory to the Required Holders. The provisions of this Section shall apply similarly and equally to successive Fundamental Transactions and Corporate Events and shall be applied without regard to any limitations on the exercise of this Warrant.

          5. NONCIRCUMVENTION. The Company hereby covenants and agrees that the Company will not, by amendment of its Certificate of Incorporation, By-laws or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, and will at all times in good faith carry out all the provisions of this Warrant and take all action as may be required to protect the rights of the Holder. Without limiting the generality of the foregoing, the Company (i) shall not increase the par value of any shares of Class A Common Stock receivable upon the exercise of this Warrant above the Exercise Price then in effect, and (ii) shall take all such actions as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable shares of Class A Common Stock upon the exercise of this Warrant. The Company shall, so long as any of the SPA Warrants are outstanding, take all action necessary to reserve and keep available out of its authorized and unissued shares of Class A Common Stock, solely for the purpose of effecting the exercise of the SPA Warrants, 100% of the number of shares of Class A Common Stock as shall from time to time be necessary to effect the exercise of the SPA Warrants then outstanding (without regard to any limitations on exercise).

          6. WARRANT HOLDER NOT DEEMED A STOCKHOLDER. Except as otherwise specifically provided herein, the Holder, solely in such Person's capacity as a holder of this Warrant, shall not be entitled to vote or receive dividends or be deemed the holder of share capital of the Company for any purpose, nor shall anything contained in this Warrant be construed to confer upon the Holder, solely in such Person's capacity as the Holder of this Warrant, any of the rights of a shareholder of the Company or any right to vote, give or withhold consent to any corporate action (whether any reorganization, issue of stock, reclassification of stock, consolidation, merger, conveyance or otherwise), receive notice of meetings, receive dividends or subscription rights, or otherwise, prior to the issuance to the Holder of the Warrant Shares which such Person is then entitled to receive upon the due exercise of this Warrant. In addition, nothing contained in this Warrant shall be construed as imposing any liabilities on the Holder to purchase any securities (upon exercise of this Warrant or otherwise) or as a shareholder of the Company, whether such liabilities are asserted by the Company or by creditors of the Company. Notwithstanding this SECTION 6, the Company shall provide the Holder with copies of the same notices and other information given to the shareholders of the Company generally, contemporaneously with the giving thereof to the shareholders.

          7. REISSUANCE OF WARRANTS.

               (a) TRANSFER OF WARRANT.  If this  Warrant is to be  transferred, the Holder shall surrender this Warrant to the Company, whereupon the Company will forthwith issue and deliver upon the order of the Holder a new Warrant (in accordance with SECTION 7(D)), registered as the Holder may request, representing the right to purchase the number of Warrant Shares being transferred by the Holder and, if less then the total number of Warrant Shares then underlying this Warrant is being transferred, a new Warrant (in accordance with SECTION 7(D)) to the Holder representing the right to purchase the number of Warrant Shares not being transferred.

               (b) LOST, STOLEN OR MUTILATED WARRANT. Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant, and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Company in customary form and, in the case of mutilation, upon surrender and cancellation of this Warrant, the Company shall execute and deliver to the Holder a new Warrant (in accordance with SECTION 7(D)) representing the right to purchase the Warrant Shares then underlying this Warrant.

               (c) EXCHANGEABLE FOR MULTIPLE WARRANTS. This Warrant is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Warrant or Warrants (in accordance with SECTION 7(D)) representing in the aggregate the right to purchase the number of Warrant Shares then underlying this Warrant, and each such new Warrant will represent the right to purchase such portion of such Warrant Shares as is designated by the Holder at the time of such surrender; provided, however, that no Warrants for fractional shares of Class A Common Stock shall be given.

               (d) ISSUANCE OF NEW WARRANTS. Whenever the Company is required to issue a new Warrant pursuant to the terms of this Warrant, such new Warrant (i) shall be of like tenor with this Warrant, (ii) shall represent, as indicated on the face of such new Warrant, the right to purchase the Warrant Shares then underlying this Warrant (or in the case of a new Warrant being issued pursuant to SECTION 7(A) or SECTION 7(C), the Warrant Shares designated by the Holder which, when added to the number of shares of Class A Common Stock underlying the other new Warrants issued in connection with such issuance, does not exceed the number of Warrant Shares then underlying this Warrant), (iii) shall have an issuance date, as indicated on the face of such new Warrant which is the same as the Issuance Date, and (iv) shall have the same rights and conditions as this Warrant.

          8. NOTICES. Whenever notice is required to be given under this Warrant, unless otherwise provided herein, such notice shall be given in accordance with Section 9(f) of the Securities Purchase Agreement. The Company shall provide the Holder with prompt written notice of all actions taken pursuant to this Warrant, including in reasonable detail a description of such action and the reason therefore. Without limiting the generality of the foregoing, the Company will give written notice to the Holder (i) immediately upon any adjustment of the Exercise Price, setting forth in reasonable detail, and certifying, the calculation of such adjustment and (ii) at least fifteen days prior to the date on which the Company closes its books or takes a record
(A) with respect to any dividend or distribution upon the shares of Class A Common Stock, (B) with respect to any grants, issuances or sales of any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property to holders of shares of Class A Common Stock or (C) for determining rights to vote with respect to any Fundamental Transaction, dissolution or liquidation, provided in each case that such information shall be made known to the public prior to or in conjunction with such notice being provided to the Holder.

          9. AMENDMENT AND WAIVER. Except as otherwise provided herein, the provisions of this Warrant may be amended and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company has obtained the written consent of the Required Holders; provided that no such action may increase the exercise price of any SPA Warrant or decrease the number of shares or class of stock obtainable upon exercise of any SPA Warrant without the written consent of the Holder. No such amendment shall be effective to the extent that it applies to less than all of the holders of the SPA Warrants then outstanding.

          10. GOVERNING LAW. This Warrant shall be governed by and construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Warrant shall be governed by, the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York.

          11. CONSTRUCTION; HEADINGS. This Warrant shall be deemed to be jointly drafted by the Company and all the Buyers and shall not be construed against any person as the drafter hereof. The headings of this Warrant are for convenience of reference and shall not form part of, or affect the interpretation of, this Warrant.

          12. DISPUTE RESOLUTION. In the case of a dispute as to the determination of the Exercise Price or the arithmetic calculation of the Warrant Shares, the Company shall submit the disputed determinations or arithmetic calculations via facsimile within two Business Days of receipt of the Exercise Notice giving rise to such dispute, as the case may be, to the Holder. If the Holder and the Company are unable to agree upon such determination or calculation of the Exercise Price or the Warrant Shares within three Business Days of such disputed determination or arithmetic calculation being submitted to the Holder, then the Company shall, within two Business Days thereafter submit via facsimile (a) the disputed determination of the Exercise Price to an independent, reputable investment bank selected by the Company and approved by the Holder or (b) the disputed arithmetic calculation of the Warrant Shares to the Company's independent, outside accountant. The Company shall cause at its expense the investment bank or the accountant, as the case may be, to perform the determinations or calculations and notify the Company and the Holder of the results no later than ten Business Days from the time it receives the disputed
determinations   or  calculations.   Such
investment bank's or accountant's determination or calculation, as the case may be, shall be binding upon all parties absent demonstrable error.

          13. REMEDIES, OTHER OBLIGATIONS, BREACHES AND INJUNCTIVE RELIEF. The remedies provided in this Warrant shall be cumulative and in addition to all other remedies available under this Warrant and the other Transaction Documents, at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the right of the Holder right to pursue actual damages for any failure by the Company to comply with the terms of this Warrant. The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, the holder of this Warrant shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.

          14. TRANSFER. This Warrant may be offered for sale, sold, transferred or assigned without the consent of the Company, except as may otherwise be required by Section 2(f) of the Securities Purchase Agreement.

          15. CERTAIN DEFINITIONS. For purposes of this Warrant, the following terms shall have the following meanings:

               (a) "APPROVED STOCK PLAN" means any employee benefit plan which has been approved by the Board of Directors of the Company, pursuant to which the Company's securities may be issued to any employee, officer, director or consultant for services provided to the Company.

               (b) "BLOOMBERG" means Bloomberg Financial Markets.

               (c) "BUSINESS DAY" means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed.

               (d) "CLASS A COMMON STOCK" means (i) the Company's shares of Class A Common Stock, par value $0.10 per share, and (ii) any share capital into which such Class A Common Stock shall have been changed or any share capital resulting from a reclassification of such Class A Common Stock.

               (e) "CLOSING BID PRICE" and "CLOSING SALE PRICE" means, for any security as of any date, the last closing bid price and last closing trade price, respectively, for such security on the Principal Market, as reported by Bloomberg, or, if the Principal Market begins to operate on an extended hours basis and does not designate the closing bid price or the closing trade price, as the case may be, then the last bid price or last trade price, respectively, of such security prior to 4:00:00 p.m., New York Time, as reported by Bloomberg, or, if the Principal Market is not the principal securities exchange or trading market for such security, the last closing bid price or last trade price, respectively, of such security on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg, or if the foregoing do not apply, the last closing bid price or last trade price, respectively, of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg, or, if no closing bid price or last trade price, respectively, is reported for such security by Bloomberg, the average of the bid prices, or the ask prices, respectively, of any market makers for such security as reported in the "pink sheets" by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.). If the Closing Bid Price or the Closing Sale Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Bid Price or the Closing Sale Price, as the case may be, of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved pursuant to SECTION 12. All such determinations to be appropriately adjusted for any stock dividend, stock split, stock combination or other similar transaction during the applicable calculation period.

               (f) "CONVERTIBLE SECURITIES" means any stock or securities (other than Options) directly or indirectly convertible into or exercisable or exchangeable for shares of Class A Common Stock.

               (g) "ELIGIBLE MARKET" means the Principal Market, The New York Stock Exchange, Inc., the American Stock Exchange or The Nasdaq SmallCap Market.

               (h) "EXPIRATION DATE" means [________](3) or, if such date falls on a day other than a Business Day or on which trading does not take place on the Principal Market (a "HOLIDAY"), the next date that is not a Holiday.

               (i) "EXCLUDED SECURITIES" means any shares of Class A Common Stock issued or issuable: (i) in connection with any Approved Stock Plan; (ii) upon exercise of the SPA Warrants; (iii) upon conversion of the SPA Securities;
(iv) pursuant to a bona fide firm commitment underwritten public offering with a nationally recognized underwriter which generates gross proceeds to the Company in excess of $35,000,000 (other than an "at-the-market offering" as defined in Rule 415(a)(4) under the 1933 Act and "equity lines"); and (v) upon conversion of any Options or Convertible Securities which are outstanding on the day immediately preceding the Original Date, provided that the terms of such Options or Convertible Securities are not amended, modified or changed on or after the Original Date.

               (j) "FUNDAMENTAL TRANSACTION" means that the Company shall, directly or indirectly, in one or more related transactions, (i) consolidate or merge with or into (whether or not the Company is the surviving corporation) another Person, or (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company to another Person, or (iii) allow another Person to make a purchase offer, tender offer or exchange offer that is accepted by the holders of more than the 50% of the Company's outstanding voting securities (but excluding any voting securities held by the Person or Persons making or party to, or any Person(s) associated or affiliated with such Person or Persons making or party to, such purchase offer, tender offer or exchange offer), or (iv) enter into a stock

-----------------------
(3)  FOR SERIES C WARRANTS, INSERT DATE THAT IS 5 YEARS FROM ISSUANCE DATE.

purchase agreement or other agreement to effect any other business combination (including, without limitation, a reorganization, recapitalization or spin-off) with another Person or Persons, whereby more than 50% of the Company's outstanding voting securities are acquired by such Person or Persons (excluding any voting securities of the Company held by such Person or Persons making or party to, or any Person(s) associated or affiliated with such Person or Persons making or party to, such stock purchase agreement or other agreement to effect such other business combination), or (v) changed the members constituting its Board of Directors such that the individuals who constituted the Board of Directors on the Original Date or other governing body of the Company (together with any new directors whose election to such Board of Directors or whose nomination for election by the stockholders of the Company was approved by a vote of 662/3% of the directors then still in office who were either directors on the Original Date or whose election or nomination for election was previously so approved), cease for any reason to constitute a majority of such Board of Directors then in office, or (vi) reorganize, recapitalize or reclassify its Common Stock.

               (k) "OPTIONS" means any rights, warrants or options to subscribe for or purchase shares of Class A Common Stock or Convertible Securities.

               (l) "PARENT ENTITY" of a Person means an entity that, directly or indirectly, controls the applicable Person and whose common stock or equivalent equity security is quoted or listed on an Eligible Market, or, if there is more than one such Person or Parent Entity, the Person or Parent Entity with the largest public market capitalization as of the date of consummation of the Fundamental Transaction.

               (m) "PERSON" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity and a government or any department or agency thereof.

               (n) "PRINCIPAL MARKET" means the Nasdaq National Market.

               (o)   "REGISTRATION   RIGHTS   AGREEMENT"   means  that   certain
registration rights agreement by and among the Company and the Buyers.

               (p) "REQUIRED HOLDERS" means the holders of the SPA Warrants representing at least a majority of shares of Class A Common Stock underlying the SPA Warrants then outstanding.

               (q) "SPA SECURITIES" means the Notes issued pursuant to the Securities Purchase Agreement.

               (r) "SUCCESSOR ENTITY" means the Person (or, if so elected by the Required Holders, the Parent Entity) formed by, resulting from or surviving any Fundamental Transaction or the Person (or, if so elected by the Required Holders, the Parent Entity) with which such Fundamental Transaction shall have been entered into.

               (s) "TRADING DAY" means any day on which the Class A Common Stock are traded on the Principal Market, or, if the Principal Market is not the principal trading market for the Common Stock, then on the principal securities exchange or securities market on which the Common Stock are then traded; provided that "Trading Day" shall not include any day on which the Common Stock are scheduled to trade on such exchange or market for less than 4.5 hours or any day that the Common Stock are suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York Time).

                            [SIGNATURE PAGE FOLLOWS]

          IN WITNESS WHEREOF, the Company has caused this Warrant to Purchase Class A Common Stock to be duly executed as of the Issuance Date set out above.


                                            THE WET SEAL, INC.


                                            By:
                                               --------------------------------
                                               Name:
                                               Title:

                                                                      EXHIBIT A

                                 EXERCISE NOTICE
            TO BE EXECUTED BY THE REGISTERED HOLDER TO EXERCISE THIS
                    WARRANT TO PURCHASE CLASS A COMMON STOCK

                               THE WET SEAL, INC.

     The undersigned holder hereby exercises the right to purchase _________________ of the shares of Class A Common Stock ("WARRANT SHARES") of The Wet Seal, Inc., a Delaware corporation (the "COMPANY"), evidenced by the attached Warrant to Purchase Class A Common Stock (the "WARRANT"). Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the Warrant.

     1. Form of Exercise Price. The Holder intends that payment of the Exercise Price shall be made as:

     ____________ a "CASH  EXERCISE" with respect to  _________________  Warrant
                  Shares; and/or

     ____________ a "CASHLESS EXERCISE" with respect to _______________  Warrant
                  Shares.

     2. Payment of Exercise Price. In the event that the holder has elected a Cash Exercise with respect to some or all of the Warrant Shares to be issued pursuant hereto, the holder shall pay the Aggregate Exercise Price in the sum of $___________________ to the Company in accordance with the terms of the Warrant.

     3. Delivery of Warrant Shares. The Company shall deliver to the holder __________ Warrant Shares in accordance with the terms of the Warrant.

Date: _______________ __, ______


_______________________________________
   Name of Registered Holder


By: ___________________________________
    Name:
    Title:

                                 ACKNOWLEDGMENT


     The Company hereby acknowledges this Exercise Notice and hereby directs American Stock Transfer and Trust Company to issue the above indicated number of shares of Class A Common Stock in accordance with the Transfer Agent Instructions dated December __, 2004 from the Company and acknowledged and agreed to by American Stock Transfer and Trust Company.

                                           THE WET SEAL, INC.



                                           By:_________________________________
                                              Name:
                                              Title:

                                   EXHIBIT 8

                            FORM OF SERIES D WARRANT

NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE EXERCISABLE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) AN OPINION OF COUNSEL, IN A GENERALLY ACCEPTABLE FORM, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

                               THE WET SEAL, INC.

                    WARRANT TO PURCHASE CLASS A COMMON STOCK

Warrant No.:
             --------------
Number of Shares of Class A Common Stock:
                                         -------------
Date of Issuance: [_________ __, 2005](1) ("ISSUANCE DATE")

          The Wet Seal, Inc., a Delaware corporation (the "COMPANY"), hereby certifies that, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, [S.A.C. CAPITAL ASSOCIATES, LLC] [OTHER BUYERS], the registered holder hereof or its permitted assigns (the "HOLDER"), is entitled, subject to the terms set forth below, to purchase from the Company, at the Exercise Price (as defined below) then in effect, upon surrender of this Warrant to Purchase Class A Common Stock (including any Warrants to Purchase Class A Common Stock issued in exchange, transfer or replacement hereof, the "WARRANT"), at any time or times on or after the Issuance Date, but not after 11:59 p.m., New York Time, on the Expiration Date (as defined below), ______________ (_____________)(2) fully paid nonassessable shares of Class A Common Stock (as defined below) (the "WARRANT SHARES"). Except as otherwise defined herein, capitalized terms in this Warrant shall have the meanings set forth in SECTION 15. This Warrant is one of the Warrants to Purchase Class A Common Stock (the "SPA WARRANTS") issued pursuant to Section 1 of that certain Amended and Restated Securities Purchase Agreement, dated as of December 13,

--------------
(1) WARRANTS WILL BE ISSUED UPON RECEIPT OF STOCKHOLDER APPROVAL (AS DEFINED IN THE SECURITIES PURCHASE AGREEMENT).

(2) INSERT HOLDER'S PORTION OF D WARRANTS SET FORTH IN COLUMN (5) ON THE SCHEDULE OF BUYERS TO THE SECURITIES PURCHASE AGREEMENT:
      SERIES D WARRANTS - EXERCISABLE INTO 4,700,000 SHARES OF COMMON STOCK).

2004 (the "SUBSCRIPTION DATE"), by and among the Company and the investors (the "BUYERS") referred to therein (the "SECURITIES PURCHASE AGREEMENT").

          1. EXERCISE OF WARRANT.

               (a) MECHANICS OF EXERCISE. Subject to the terms and conditions hereof (including, without limitation, the limitations set forth in SECTION
1(f)), this Warrant may be exercised by the Holder on any day on or after the Issuance Date, in whole or in part, by (i) delivery of a written notice, in the form attached hereto as EXHIBIT A (the "EXERCISE NOTICE"), of the Holder's election to exercise this Warrant and (ii) (A) payment to the Company of an amount equal to the applicable Exercise Price multiplied by the number of Warrant Shares as to which this Warrant is being exercised (the "AGGREGATE EXERCISE PRICE") in cash or wire transfer of immediately available funds to an account designated by the Company or (B) by notifying the Company that this Warrant is being exercised pursuant to a Cashless Exercise (as defined in SECTION 1(d)). The Holder shall not be required to deliver the original Warrant in order to effect an exercise hereunder. Execution and delivery of the Exercise Notice with respect to less than all of the Warrant Shares shall have the same effect as cancellation of the original Warrant and issuance of a new Warrant evidencing the right to purchase the remaining number of Warrant Shares. On or before the first Business Day following the date on which the Company has received each of the Exercise Notice and the Aggregate Exercise Price (or notice of a Cashless Exercise) (the "EXERCISE DELIVERY DOCUMENTS"), the Company shall transmit by facsimile an acknowledgment of confirmation of receipt of the Exercise Delivery Documents to the Holder and the Company's transfer agent (the "TRANSFER AGENT"). On or before the third Business Day following the date on which the Company has received all of the Exercise Delivery Documents (the "SHARE DELIVERY DATE"), the Company shall (X) provided that the Transfer Agent is participating in The Depository Trust Company ("DTC") Fast Automated Securities Transfer Program, upon the request of the Holder, credit such aggregate number of shares of Class A Common Stock to which the Holder is entitled pursuant to such exercise to the Holder's or its designee's balance account with DTC through its Deposit Withdrawal Agent Commission system, or (Y) if the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program, issue and dispatch by overnight courier to the address as specified in the Exercise Notice, a certificate, registered in the Company's share register in the name of the Holder or its designee, for the number of shares of Class A Common Stock to which the Holder is entitled pursuant to such exercise. Upon delivery of the Exercise Notice and Aggregate Exercise Price referred to in CLAUSE (ii)(A) above or notification to the Company of a Cashless Exercise referred to in SECTION 1(d), the Holder shall be deemed for all corporate purposes to have become the holder of record of the Warrant Shares with respect to which this Warrant has been exercised, irrespective of the date of delivery of the certificates evidencing such Warrant Shares. If this Warrant is submitted in connection with any exercise pursuant to this SECTION 1(a) and the number of Warrant Shares represented by this Warrant submitted for exercise is greater than the number of Warrant Shares being acquired upon an exercise, then the Company shall as soon as practicable and in no event later than three Business Days after any exercise and at its own expense, issue a new Warrant (in accordance with SECTION 7(d)) representing the right to purchase the number of Warrant Shares purchasable immediately prior to such exercise under this Warrant, less the number of Warrant Shares with respect to which this Warrant is exercised. No fractional shares of Class A Common Stock are to be issued upon the exercise of this Warrant, but rather the number of shares of Class A Common Stock to be issued shall be rounded up to the nearest whole number. The Company shall pay any and all taxes which may be payable with respect to the issuance and delivery of Warrant Shares upon exercise of this Warrant.

               (b) EXERCISE PRICE. For purposes of this Warrant, "EXERCISE PRICE" means US $2.75, subject to adjustment as provided herein.

               (c) COMPANY'S  FAILURE TO TIMELY DELIVER  SECURITIES.  Subject to
SECTION 1(f), if the Company shall fail for any reason or for no reason to issue to the Holder within three (3) Business Days of receipt of the Exercise Delivery Documents, a certificate for the number of shares of Class A Common Stock to which the Holder is entitled and register such shares of Class A Common Stock on the Company's share register or to credit the Holder's balance account with DTC for such number of shares of Class A Common Stock to which the Holder is entitled upon the Holder's exercise of this Warrant, then, in addition to all other remedies available to the Holder, the Company shall pay in cash to the Holder on each day after such third Business Day that the issuance of such shares of Class A Common Stock is not timely effected an amount equal to 1.5% of the product of (A) the sum of the number of shares of Class A Common Stock not issued to the Holder on a timely basis and to which the Holder is entitled and
(B) the Closing Sale Price of the shares of Class A Common Stock on the Trading Day immediately preceding the last possible date which the Company could have issued such shares of Class A Common Stock to the Holder without violating
SECTION 1(a). In addition to the foregoing, if within three (3) Trading Days after the Company's receipt of the facsimile copy of a Exercise Notice the Company shall fail to issue and deliver a certificate to the Holder and register such shares of Class A Common Stock on the Company's share register or credit the Holder's balance account with DTC for the number of shares of Class A Common Stock to which the Holder is entitled upon such holder's exercise hereunder, and if on or after such Trading Day the Holder purchases (in an open market transaction or otherwise) shares of Class A Common Stock to deliver in satisfaction of a sale by the Holder of shares of Class A Common Stock issuable upon such exercise that the Holder anticipated receiving from the Company (a "BUY-IN"), then the Company shall, within three Business Days after the Holder's request and in the Holder's discretion, either (i) pay cash to the Holder in an amount equal to the Holder's total purchase price (including brokerage commissions, if any) for the shares of Class A Common Stock so purchased (the "BUY-IN PRICE"), at which point the Company's obligation to deliver such certificate (and to issue such shares of Class A Common Stock) shall terminate, or (ii) promptly honor its obligation to deliver to the Holder a certificate or certificates representing such shares of Class A Common Stock and pay cash to the Holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) such number of shares of Class A Common Stock, multiplied by
(B) the Closing Bid Price on the date of exercise.

               (d) CASHLESS EXERCISE. Notwithstanding anything contained herein to the contrary, if a Registration Statement (as defined in the Registration Rights Agreement) covering the Warrant Shares that are the subject of the Exercise Notice (the "UNAVAILABLE WARRANT SHARES") is not available for the resale of such Unavailable Warrant Shares, the Holder may, in its sole discretion, exercise this Warrant in whole or in part and, in lieu of making the cash payment otherwise contemplated to be made to the Company upon such exercise in payment of the Aggregate Exercise Price, elect instead to receive upon such exercise the "Net Number" of shares of Class A Common Stock determined according to the following formula (a "CASHLESS EXERCISE"):

               Net Number = (A X B) - (A X C)
                            -----------------
                                    B

               For purposes of the foregoing formula:

                    A= the total number of shares with respect to which this Warrant is then being exercised.

                    B= the Closing Sale Price of the shares of Class A Common Stock (as reported by Bloomberg) on the date immediately preceding the date of the Exercise Notice.

                    C= the Exercise Price then in effect for the applicable Warrant Shares at the time of such exercise.

               (e) DISPUTES. In the case of a dispute as to the determination of the Exercise Price or the arithmetic calculation of the Warrant Shares, the Company shall promptly issue to the Holder the number of Warrant Shares that are not disputed and resolve such dispute in accordance with SECTION 12.

               (f) LIMITATIONS ON EXERCISES.

                    (i) BENEFICIAL OWNERSHIP. The Company shall not effect the exercise of this Warrant, and the Holder shall not have the right to exercise this Warrant, to the extent that after giving effect to such exercise, such Person (together with such Person's affiliates) would beneficially own in excess of 9.99% (the "CONVERSION LIMITATION") of the shares of Class A Common Stock outstanding immediately after giving effect to such exercise. For purposes of the foregoing sentence, the aggregate number of shares of Class A Common Stock beneficially owned by such Person and its affiliates shall include the number of shares of Class A Common Stock issuable upon exercise of this Warrant with respect to which the determination of such sentence is being made, but shall exclude shares of Class A Common Stock which would be issuable upon (i) exercise of the remaining, unexercised portion of this Warrant beneficially owned by such Person and its affiliates and (ii) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company beneficially owned by such Person and its affiliates (including, without limitation, any convertible notes or convertible preferred stock or warrants) subject to a limitation on conversion or exercise analogous to the limitation contained herein. Except as set forth in the preceding sentence, for purposes of this paragraph, beneficial ownership shall be calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended. For purposes of this Warrant, in determining the number of outstanding shares of Class A Common Stock, the Holder may rely on the number of outstanding shares of Class A Common Stock as reflected in (1) the Company's most recent Form 10-K or 10-Q or any Current Report on Form 8-K filed subsequent thereto or other public filing with the Securities and Exchange Commission, (2) a more recent public announcement by the Company or (3) any other notice by the Company or the Transfer Agent setting forth the number of shares of Class A Common Stock outstanding. For any reason at any time, upon the written or oral request of the Holder, the Company shall within three Business Days confirm orally and in writing to the Holder the number of shares of Class A Common Stock then outstanding. In any case, the number of outstanding shares of Class A Common Stock shall be determined after giving effect to the issuance of the SPA Securities and the conversion or exercise of securities of the Company, including the SPA Warrants, by the Holder and its affiliates since the date as of which such number of outstanding shares of Class A Common Stock was reported. By written notice to the Company, any Holder may increase or decrease the Conversion Limitation to any other percentage not in excess of 9.99% specified in such notice; provided that (i) any such increase will not be effective until the 61st day after such notice is delivered to the Company, and (ii) any such increase or decrease will apply only to the Holder sending such notice and not to any other holder of SPA Warrants.

          2. ADJUSTMENT OF EXERCISE PRICE AND NUMBER OF WARRANT SHARES. The Exercise Price and the number of Warrant Shares shall be adjusted from time to time as follows:

               (a) ADJUSTMENT UPON ISSUANCE OF SHARES OF CLASS A COMMON STOCK. If and whenever on or after the Original Date (as defined in the Securities Purchase Agreement) the Company issues or sells, or in accordance with this
SECTION 2 is deemed to have issued or sold, any shares of Class A Common Stock (including the issuance or sale of shares of Class A Common Stock owned or held by or for the account of the Company, but excluding shares of Class A Common Stock deemed to have been issued by the Company in connection with any Excluded Securities) for a consideration per share (the "NEW SECURITIES ISSUANCE PRICE") less than a price (the "APPLICABLE PRICE") equal to the Exercise Price in effect immediately prior to such issue or sale or deemed issuance or sale (the foregoing a "DILUTIVE ISSUANCE"), then immediately after such Dilutive Issuance, the Exercise Price then in effect shall be reduced to an amount equal to the New Securities Issuance Price. For purposes of determining the adjusted Exercise Price under this SECTION 2(a), the following shall be applicable:

                    (i) ISSUANCE OF OPTIONS. If the Company in any manner grants any Options and the lowest price per share for which one share of shares of Class A Common Stock is issuable upon the exercise of any such Option or upon conversion, exercise or exchange of any Convertible Securities issuable upon exercise of any such Option is less than the Applicable Price, then such share of shares of Class A Common Stock shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the granting or sale of such Option for such price per share. For purposes of this SECTION 2(a)(i), the "lowest price per share for which one share of shares of Class A Common Stock is issuable upon exercise of such Options or upon conversion, exercise or exchange of such Convertible Securities" shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to any one share of shares of Class A Common Stock upon the granting or sale of the Option, upon exercise of the Option and upon conversion, exercise or exchange of any Convertible Security issuable upon exercise of such Option. No further adjustment of the Exercise Price or number of Warrant Shares shall be made upon the actual issuance of such shares of Class A Common Stock or of such Convertible Securities upon the exercise of such Options or upon the actual issuance of such shares of Class A Common Stock upon conversion, exercise or exchange of such Convertible Securities.

                    (ii) ISSUANCE OF CONVERTIBLE SECURITIES. If the Company in any manner issues or sells any Convertible Securities and the lowest price per share for which one share of shares of Class A Common Stock is issuable upon the conversion, exercise or exchange thereof is less than the Applicable Price, then such share of shares of Class A Common Stock shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the issuance or sale of such Convertible Securities for such price per share. For the purposes of this SECTION 2(a)(ii), the "lowest price per share for which one share of shares of Class A Common Stock is issuable upon the conversion, exercise or exchange" shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to one share of shares of Class A Common Stock upon the issuance or sale of the Convertible Security and upon conversion, exercise or exchange of such Convertible Security. No further adjustment of the Exercise Price or number of Warrant Shares shall be made upon the actual issuance of such shares of Class A Common Stock upon conversion, exercise or exchange of such Convertible Securities, and if any such issue or sale of such Convertible Securities is made upon exercise of any Options for which adjustment of this Warrant has been or is to be made pursuant to other provisions of this SECTION 2(a), no further adjustment of the Exercise Price or number of Warrant Shares shall be made by reason of such issue or sale.

                    (iii) CHANGE IN OPTION PRICE OR RATE OF CONVERSION. If the purchase price provided for in any Options, the additional consideration, if any, payable upon the issue, conversion, exercise or exchange of any Convertible Securities, or the rate at which any Convertible Securities are convertible into or exercisable or exchangeable for shares of Class A Common Stock increases or decreases at any time, the Exercise Price and the number of Warrant Shares in effect at the time of such increase or decrease shall be adjusted to the Exercise Price and the number of Warrant Shares which would have been in effect at such time had such Options or Convertible Securities provided for such increased or decreased purchase price, additional consideration or increased or decreased conversion rate, as the case may be, at the time initially granted, issued or sold. For purposes of this SECTION 2(a)(iii), if the terms of any Option or Convertible Security that was outstanding as of the date of issuance of this Warrant are increased or decreased in the manner described in the immediately preceding sentence, then such Option or Convertible Security and the shares of Class A Common Stock deemed issuable upon exercise, conversion or exchange thereof shall be deemed to have been issued as of the date of such increase or decrease. No adjustment pursuant to this SECTION 2(a) shall be made if such adjustment would result in an increase of the Exercise Price then in effect or a decrease in the number of Warrant Shares.

                    (iv) CALCULATION OF CONSIDERATION RECEIVED. In case any Option is issued in connection with the issue or sale of other securities of the Company, together comprising one integrated transaction in which no specific consideration is allocated to such Options by the parties thereto, the Options will be deemed to have been issued for a consideration of $0.01. If any shares of Class A Common Stock, Options or Convertible Securities are issued or sold or deemed to have been issued or sold for cash, the consideration received therefor will be deemed to be the net amount received by the Company therefor. If any shares of Class A Common Stock, Options or Convertible Securities are issued or sold for a consideration other than cash, the amount of such consideration received by the Company will be the fair value of such consideration, except where such consideration consists of securities, in which case the amount of consideration received by the Company will be the Closing Sale Price of such security on the date of receipt. If any shares of Class A Common Stock, Options or Convertible Securities are issued to the owners of the non-surviving entity in connection with any merger in which the Company is the surviving entity, the amount of consideration therefor will be deemed to be the fair value of such portion of the net assets and business of the non-surviving entity as is attributable to such shares of Class A Common Stock, Options or Convertible Securities, as the case may be. The fair value of any consideration other than cash or securities will be determined jointly by the Company and the Required Holders. If such parties are unable to reach agreement within ten (10) days after the occurrence of an event requiring valuation (the "VALUATION EVENT"), the fair value of such consideration will be determined within five (5) Business Days after the tenth day following the Valuation Event by an independent, reputable appraiser jointly selected by the Company and the Required Holders. The determination of such appraiser shall be final and binding upon all parties absent manifest error and the fees and expenses of such appraiser shall be borne by the Company.

                    (v) RECORD DATE. If the Company takes a record of the holders of shares of Class A Common Stock for the purpose of entitling them (A) to receive a dividend or other distribution payable in shares of Class A Common Stock, Options or in Convertible Securities or (B) to subscribe for or purchase shares of Class A Common Stock, Options or Convertible Securities, then such record date will be deemed to be the date of the issue or sale of the shares of Class A Common Stock deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

                    (vi) THIS WARRANT DEEMED OUTSTANDING. If during the period beginning on and including the Original Date and ending on the date immediately preceding the Issuance Date, the Company entered into, or in accordance with
Section 2(a) would have been deemed to have entered into (had this Warrant been outstanding at such time), any Dilutive Issuance, then solely for purposes of determining any adjustment under this Section 2(a) as a result of such Dilutive Issuance or deemed Dilutive Issuance, this Warrant shall be deemed to have been outstanding at the time of each such Dilutive Issuance or deemed Dilutive Issuance.

               (b) ADJUSTMENT UPON SUBDIVISION OR COMBINATION OF SHARES OF CLASS A COMMON STOCK. If the Company at any time on or after the Original Date subdivides (by any stock split, stock dividend, recapitalization or otherwise) one or more classes of its outstanding shares of Class A Common Stock into a greater number of shares, the Exercise Price in effect immediately prior to such subdivision will be proportionately reduced and the number of Warrant Shares will be proportionately increased. If the Company at any time on or after the Original Date combines (by combination, reverse stock split or otherwise) one or more classes of its outstanding shares of Class A Common Stock into a smaller number of shares, the Exercise Price in effect immediately prior to such combination will be proportionately increased and the number of Warrant Shares will be proportionately decreased. Any adjustment under this SECTION 2(b) shall become effective at the close of business on the date the subdivision or combination becomes effective.

               (c) OTHER EVENTS. If any event occurs of the type contemplated by the provisions of this SECTION 2 but not expressly provided for by such provisions (including, without limitation, the granting of stock appreciation rights, phantom stock rights or other rights with equity features), then the Company's Board of Directors will make an appropriate adjustment in the Exercise Price and the number of Warrant Shares so as to protect the rights of the Holder; provided that no such adjustment pursuant to this SECTION 2(c) will increase the Exercise Price or decrease the number of Warrant Shares as otherwise determined pursuant to this SECTION 2.

          3. RIGHTS UPON DISTRIBUTION OF ASSETS. If the Company shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of shares of Class A Common Stock, by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a "DISTRIBUTION"), at any time after the issuance of this Warrant, then, in each such case:

               (a) any Exercise Price in effect immediately prior to the close of business on the record date fixed for the determination of holders of shares of Class A Common Stock entitled to receive the Distribution shall be reduced, effective as of the close of business on such record date, to a price determined by multiplying such Exercise Price by a fraction of which (i) the numerator shall be the Closing Bid Price of the shares of Class A Common Stock on the Trading Day immediately preceding such record date minus the value of the Distribution (as determined in good faith by the Company's Board of Directors) applicable to one share of shares of Class A Common Stock, and (ii) the denominator shall be the Closing Bid Price of the shares of Class A Common Stock on the Trading Day immediately preceding such record date; and

               (b) the number of Warrant Shares shall be increased to a number of shares equal to the number of shares of Class A Common Stock obtainable immediately prior to the close of business on the record date fixed for the determination of holders of shares of Class A Common Stock entitled to receive the Distribution multiplied by the reciprocal of the fraction set forth in the immediately preceding paragraph (a); provided that in the event that the Distribution is of shares of Class A Common Stock (or common stock) ("OTHER SHARES OF CLASS A COMMON STOCK") of a company whose common shares are traded on a national securities exchange or a national automated quotation system, then the Holder may elect to receive a warrant to purchase Other Shares of Class A Common Stock in lieu of an increase in the number of Warrant Shares, the terms of which shall be identical to those of this Warrant, except that such warrant shall be exercisable into the number of shares of Other Shares of Class A Common Stock that would have been payable to the Holder pursuant to the Distribution had the Holder exercised this Warrant immediately prior to such record date and with an aggregate exercise price equal to the product of the amount by which the exercise price of this Warrant was decreased with respect to the Distribution pursuant to the terms of the immediately preceding paragraph (a) and the number of Warrant Shares calculated in accordance with the first part of this paragraph
(b).

          4. PURCHASE RIGHTS; FUNDAMENTAL TRANSACTIONS.

               (a) PURCHASE RIGHTS.  In addition to any adjustments  pursuant to
SECTION 2 above, if at any time the Company grants, issues or sells any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of shares of Class A Common Stock (the "PURCHASE RIGHTS"), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of shares of Class A Common Stock acquirable upon complete exercise of this Warrant (without regard to any limitations on the exercise of this Warrant) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of shares of Class A Common Stock are to be determined for the grant, issue or sale of such Purchase Rights.

               (b) FUNDAMENTAL TRANSACTIONS. The Company shall not enter into or be party to a Fundamental Transaction unless (i) the Successor Entity assumes in writing all of the obligations of the Company under this Warrant and the other Transaction Documents in accordance with the provisions of this SECTION (4)(b) pursuant to written agreements in form and substance satisfactory to the Required Holders and approved by the Required Holders prior to such Fundamental Transaction, including agreements to deliver to each holder of Warrants in exchange for such Warrants a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Warrant, including, without limitation, an adjusted exercise price equal to the value for the shares of Class A Common Stock reflected by the terms of such Fundamental Transaction, and exercisable for a corresponding number of shares of capital stock equivalent to the shares of Class A Common Stock acquirable and receivable upon exercise of this Warrant (without regard to any limitations on the exercise of this Warrant) prior to such Fundamental Transaction, and satisfactory to the Required Holders and (ii) the Successor Entity (including its Parent Entity) is a publicly traded corporation whose common stock is quoted on or listed for trading on an Eligible Market. Upon the occurrence of any Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Warrant referring to the "Company" shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Warrant with the same effect as if such Successor Entity had been named as the Company herein. Upon consummation of the Fundamental Transaction, the Successor Entity shall deliver to the Holder confirmation that there shall be issued upon exercise of this Warrant at any time after the consummation of the Fundamental Transaction, in lieu of the shares of the Class A Common Stock (or other securities, cash, assets or other property) purchasable upon the exercise of the Warrant prior to such Fundamental Transaction, such shares of stock, securities, cash, assets or any other property whatsoever (including warrants or other purchase or subscription rights) which the Holder would have been entitled to receive upon the happening of such Fundamental Transaction had this Warrant been converted immediately prior to such Fundamental Transaction, as adjusted in accordance with the provisions of this Warrant. In addition to and not in substitution for any other rights hereunder, prior to the consummation of any Fundamental Transaction pursuant to which holders of shares of Class A Common Stock are entitled to receive securities or other assets with respect to or in exchange for shares of Class A Common Stock (a "CORPORATE EVENT"), the Company shall make appropriate provision to insure that the Holder will thereafter have the right to receive upon an exercise of this Warrant at any time after the consummation of the Fundamental Transaction but prior to the Expiration Date, in lieu of the shares of the Class A Common Stock (or other securities, cash, assets or other property) purchasable upon the exercise of the Warrant prior to such Fundamental Transaction, such shares of stock, securities, cash, assets or any other property whatsoever (including warrants or other purchase or subscription rights) which the Holder would have been entitled to receive upon the happening of such Fundamental Transaction had the Warrant been exercised immediately prior to such Fundamental Transaction. Provision made pursuant to the preceding sentence shall be in a form and substance reasonably satisfactory to the Required Holders. The provisions of this Section shall apply similarly and equally to successive Fundamental Transactions and Corporate Events. Provision made pursuant to the preceding sentence shall be in a form and substance satisfactory to the Required Holders. The provisions of this Section shall apply similarly and equally to successive Fundamental Transactions and Corporate Events and shall be applied without regard to any limitations on the exercise of this Warrant.

          5. NONCIRCUMVENTION. The Company hereby covenants and agrees that the Company will not, by amendment of its Certificate of Incorporation, By-laws or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, and will at all times in good faith carry out all the provisions of this Warrant and take all action as may be required to protect the rights of the Holder. Without limiting the generality of the foregoing, the Company (i) shall not increase the par value of any shares of Class A Common Stock receivable upon the exercise of this Warrant above the Exercise Price then in effect, and (ii) shall take all such actions as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable shares of Class A Common Stock upon the exercise of this Warrant. The Company shall, so long as any of the SPA Warrants are outstanding, take all action necessary to reserve and keep available out of its authorized and unissued shares of Class A Common Stock, solely for the purpose of effecting the exercise of the SPA Warrants, 100% of the number of shares of Class A Common Stock as shall from time to time be necessary to effect the exercise of the SPA Warrants then outstanding (without regard to any limitations on exercise).

          6. WARRANT HOLDER NOT DEEMED A STOCKHOLDER. Except as otherwise specifically provided herein, the Holder, solely in such Person's capacity as a holder of this Warrant, shall not be entitled to vote or receive dividends or be deemed the holder of share capital of the Company for any purpose, nor shall anything contained in this Warrant be construed to confer upon the Holder, solely in such Person's capacity as the Holder of this Warrant, any of the rights of a shareholder of the Company or any right to vote, give or withhold consent to any corporate action (whether any reorganization, issue of stock, reclassification of stock, consolidation, merger, conveyance or otherwise), receive notice of meetings, receive dividends or subscription rights, or otherwise, prior to the issuance to the Holder of the Warrant Shares which such Person is then entitled to receive upon the due exercise of this Warrant. In addition, nothing contained in this Warrant shall be construed as imposing any liabilities on the Holder to purchase any securities (upon exercise of this Warrant or otherwise) or as a shareholder of the Company, whether such liabilities are asserted by the Company or by creditors of the Company.

Notwithstanding this SECTION 6, the Company shall provide the Holder with copies of the same notices and other information given to the shareholders of the Company generally, contemporaneously with the giving thereof to the shareholders.

          7. REISSUANCE OF WARRANTS.

               (a) TRANSFER OF WARRANT.  If this  Warrant is to be  transferred, the Holder shall surrender this Warrant to the Company, whereupon the Company will forthwith issue and deliver upon the order of the Holder a new Warrant (in accordance with SECTION 7(d)), registered as the Holder may request, representing the right to purchase the number of Warrant Shares being transferred by the Holder and, if less then the total number of Warrant Shares then underlying this Warrant is being transferred, a new Warrant (in accordance with SECTION 7(d)) to the Holder representing the right to purchase the number of Warrant Shares not being transferred.

               (b) LOST, STOLEN OR MUTILATED WARRANT. Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant, and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Company in customary form and, in the case of mutilation, upon surrender and cancellation of this Warrant, the Company shall execute and deliver to the Holder a new Warrant (in accordance with SECTION 7(d)) representing the right to purchase the Warrant Shares then underlying this Warrant.

               (c) EXCHANGEABLE FOR MULTIPLE WARRANTS. This Warrant is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Warrant or Warrants (in accordance with SECTION 7(d)) representing in the aggregate the right to purchase the number of Warrant Shares then underlying this Warrant, and each such new Warrant will represent the right to purchase such portion of such Warrant Shares as is designated by the Holder at the time of such surrender; provided, however, that no Warrants for fractional shares of Class A Common Stock shall be given.

               (d) ISSUANCE OF NEW WARRANTS. Whenever the Company is required to issue a new Warrant pursuant to the terms of this Warrant, such new Warrant (i) shall be of like tenor with this Warrant, (ii) shall represent, as indicated on the face of such new Warrant, the right to purchase the Warrant Shares then underlying this Warrant (or in the case of a new Warrant being issued pursuant to SECTION 7(a) or SECTION 7(c), the Warrant Shares designated by the Holder which, when added to the number of shares of Class A Common Stock underlying the other new Warrants issued in connection with such issuance, does not exceed the number of Warrant Shares then underlying this Warrant), (iii) shall have an issuance date, as indicated on the face of such new Warrant which is the same as the Issuance Date, and (iv) shall have the same rights and conditions as this Warrant.

          8. NOTICES. Whenever notice is required to be given under this Warrant, unless otherwise provided herein, such notice shall be given in accordance with Section 9(f) of the Securities Purchase Agreement. The Company shall provide the Holder with prompt written notice of all actions taken pursuant to this Warrant, including in reasonable detail a description of such action and the reason therefore. Without limiting the generality of the foregoing, the Company will give written notice to the Holder (i) immediately upon any adjustment of the Exercise Price, setting forth in reasonable detail, and certifying, the calculation of such adjustment and (ii) at least fifteen days prior to the date on which the Company closes its books or takes a record
(A) with respect to any dividend or distribution upon the shares of Class A Common Stock, (B) with respect to any grants, issuances or sales of any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property to holders of shares of Class A Common Stock or (C) for determining rights to vote with respect to any Fundamental Transaction, dissolution or liquidation, provided in each case that such information shall be made known to the public prior to or in conjunction with such notice being provided to the Holder.

          9. AMENDMENT AND WAIVER. Except as otherwise provided herein, the provisions of this Warrant may be amended and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company has obtained the written consent of the Required Holders; provided that no such action may increase the exercise price of any SPA Warrant or decrease the number of shares or class of stock obtainable upon exercise of any SPA Warrant without the written consent of the Holder. No such amendment shall be effective to the extent that it applies to less than all of the holders of the SPA Warrants then outstanding.

          10. GOVERNING LAW. This Warrant shall be governed by and construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Warrant shall be governed by, the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York.

          11. CONSTRUCTION; HEADINGS. This Warrant shall be deemed to be jointly drafted by the Company and all the Buyers and shall not be construed against any person as the drafter hereof. The headings of this Warrant are for convenience of reference and shall not form part of, or affect the interpretation of, this Warrant.

          12. DISPUTE RESOLUTION. In the case of a dispute as to the determination of the Exercise Price or the arithmetic calculation of the Warrant Shares, the Company shall submit the disputed determinations or arithmetic calculations via facsimile within two Business Days of receipt of the Exercise Notice giving rise to such dispute, as the case may be, to the Holder. If the Holder and the Company are unable to agree upon such determination or calculation of the Exercise Price or the Warrant Shares within three Business Days of such disputed determination or arithmetic calculation being submitted to the Holder, then the Company shall, within two Business Days thereafter submit via facsimile (a) the disputed determination of the Exercise Price to an independent, reputable investment bank selected by the Company and approved by the Holder or (b) the disputed arithmetic calculation of the Warrant Shares to the Company's independent, outside accountant. The Company shall cause at its expense the investment bank or the accountant, as the case may be, to perform the determinations or calculations and notify the Company and the Holder of the results no later than ten Business Days from the time it receives the disputed determinations or calculations. Such investment bank's or accountant's determination or calculation, as the case may be, shall be binding upon all parties absent demonstrable error.

          13. REMEDIES, OTHER OBLIGATIONS, BREACHES AND INJUNCTIVE RELIEF. The remedies provided in this Warrant shall be cumulative and in addition to all other remedies available under this Warrant and the other Transaction Documents, at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the right of the Holder right to pursue actual damages for any failure by the Company to comply with the terms of this Warrant. The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, the holder of this Warrant shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.

          14. TRANSFER. This Warrant may be offered for sale, sold, transferred or assigned without the consent of the Company, except as may otherwise be required by Section 2(f) of the Securities Purchase Agreement.

          15. CERTAIN DEFINITIONS. For purposes of this Warrant, the following terms shall have the following meanings:

               (a) "APPROVED STOCK PLAN" means any employee benefit plan which has been approved by the Board of Directors of the Company, pursuant to which the Company's securities may be issued to any employee, officer, director or consultant for services provided to the Company.

               (b) "BLOOMBERG" means Bloomberg Financial Markets.

               (c) "BUSINESS DAY" means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed.

               (d) "CLASS A COMMON STOCK" means (i) the Company's shares of Class A Common Stock, par value $0.10 per share, and (ii) any share capital into which such Class A Common Stock shall have been changed or any share capital resulting from a reclassification of such Class A Common Stock.

               (e) "CLOSING BID PRICE" and "CLOSING SALE PRICE" means, for any security as of any date, the last closing bid price and last closing trade price, respectively, for such security on the Principal Market, as reported by Bloomberg, or, if the Principal Market begins to operate on an extended hours basis and does not designate the closing bid price or the closing trade price, as the case may be, then the last bid price or last trade price, respectively, of such security prior to 4:00:00 p.m., New York Time, as reported by Bloomberg, or, if the Principal Market is not the principal securities exchange or trading market for such security, the last closing bid price or last trade price, respectively, of such security on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg, or if the foregoing do not apply, the last closing bid price or last trade price, respectively, of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg, or, if no closing bid price or last trade price, respectively, is reported for such security by Bloomberg, the average of the bid prices, or the ask prices, respectively, of any market makers for such security as reported in the "pink sheets" by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.). If the Closing Bid Price or the Closing Sale Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Bid Price or the Closing Sale Price, as the case may be, of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved pursuant to SECTION 12. All such determinations to be appropriately adjusted for any stock dividend, stock split, stock combination or other similar transaction during the applicable calculation period.

               (f) "CONVERTIBLE SECURITIES" means any stock or securities (other than Options) directly or indirectly convertible into or exercisable or exchangeable for shares of Class A Common Stock.

               (g) "ELIGIBLE MARKET" means the Principal Market, The New York Stock Exchange, Inc., the American Stock Exchange or The Nasdaq SmallCap Market.

               (h) "EXPIRATION DATE" means [___________](3)or, if such date falls on a day other than a Business Day or on which trading does not take place on the Principal Market (a "HOLIDAY"), the next date that is not a Holiday.

               (i) "EXCLUDED SECURITIES" means any shares of Class A Common Stock issued or issuable: (i) in connection with any Approved Stock Plan; (ii) upon exercise of the SPA Warrants; (iii) upon conversion of the SPA Securities;
(iv) pursuant to a bona fide firm commitment underwritten public offering with a nationally recognized underwriter which generates gross proceeds to the Company in excess of $35,000,000 (other than an "at-the-market offering" as defined in Rule 415(a)(4) under the 1933 Act and "equity lines"); and (v) upon conversion of any Options or Convertible Securities which are outstanding on the day immediately preceding the Original Date, provided that the terms of such Options or Convertible Securities are not amended, modified or changed on or after the Original Date.

               (j) "FUNDAMENTAL TRANSACTION" means that the Company shall, directly or indirectly, in one or more related transactions, (i) consolidate or merge with or into (whether or not the Company is the surviving corporation) another Person, or (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company to another Person, or (iii) allow another Person to make a purchase offer, tender offer or exchange offer that is accepted by the holders of more than the 50% of the Company's outstanding voting securities (but excluding any voting securities held by the Person or Persons making or party to, or any Person(s) associated or

-----------------

(3)  FOR SERIES D WARRANTS, INSERT DATE THAT IS 5 YEARS FROM ISSUANCE DATE.

affiliated with such Person or Persons making or party to, such purchase offer, tender offer or exchange offer), or (iv) enter into a stock purchase agreement or other agreement to effect any other business combination (including, without limitation, a reorganization, recapitalization or spin-off) with another Person or Persons, whereby more than 50% of the Company's outstanding voting securities are acquired by such Person or Persons (excluding any voting securities of the Company held by such Person or Persons making or party to, or any Person(s) associated or affiliated with such Person or Persons making or party to, such stock purchase agreement or other agreement to effect such other business combination), or (v) changed the members constituting its Board of Directors such that the individuals who constituted the Board of Directors on the Original Date or other governing body of the Company (together with any new directors whose election to such Board of Directors or whose nomination for election by the stockholders of the Company was approved by a vote of 66 2/3% of the directors then still in office who were either directors on the Original Date or whose election or nomination for election was previously so approved), cease for any reason to constitute a majority of such Board of Directors then in office, or (vi) reorganize, recapitalize or reclassify its Common Stock.

               (k) "OPTIONS" means any rights, warrants or options to subscribe for or purchase shares of Class A Common Stock or Convertible Securities.

               (l) "PARENT ENTITY" of a Person means an entity that, directly or indirectly, controls the applicable Person and whose common stock or equivalent equity security is quoted or listed on an Eligible Market, or, if there is more than one such Person or Parent Entity, the Person or Parent Entity with the largest public market capitalization as of the date of consummation of the Fundamental Transaction.

               (m) "PERSON" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity and a government or any department or agency thereof.

               (n) "PRINCIPAL MARKET" means the Nasdaq National Market.

               (o)   "REGISTRATION   RIGHTS   AGREEMENT"   means  that   certain
registration rights agreement by and among the Company and the Buyers.

               (p) "REQUIRED HOLDERS" means the holders of the SPA Warrants representing at least a majority of shares of Class A Common Stock underlying the SPA Warrants then outstanding.

               (q) "SPA SECURITIES" means the Notes issued pursuant to the Securities Purchase Agreement.

               (r) "SUCCESSOR ENTITY" means the Person (or, if so elected by the Required Holders, the Parent Entity) formed by, resulting from or surviving any Fundamental Transaction or the Person (or, if so elected by the Required Holders, the Parent Entity) with which such Fundamental Transaction shall have been entered into.

               (s) "TRADING DAY" means any day on which the Class A Common Stock are traded on the Principal Market, or, if the Principal Market is not the principal trading market for the Common Stock, then on the principal securities exchange or securities market on which the Common Stock are then traded; provided that "Trading Day" shall not include any day on which the Common Stock are scheduled to trade on such exchange or market for less than 4.5 hours or any day that the Common Stock are suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York Time).

                            [SIGNATURE PAGE FOLLOWS]

          IN WITNESS WHEREOF, the Company has caused this Warrant to Purchase Class A Common Stock to be duly executed as of the Issuance Date set out above.



                                    THE WET SEAL, INC.


                                    By:
                                       ------------------------------
                                    Name:
                                    Title:

                                                                       EXHIBIT A

                                 EXERCISE NOTICE

            TO BE EXECUTED BY THE REGISTERED HOLDER TO EXERCISE THIS
                    WARRANT TO PURCHASE CLASS A COMMON STOCK

                               THE WET SEAL, INC.

         The undersigned holder hereby exercises the right to purchase _________________ of the shares of Class A Common Stock ("WARRANT SHARES") of The Wet Seal, Inc., a Delaware corporation (the "COMPANY"), evidenced by the attached Warrant to Purchase Class A Common Stock (the "WARRANT"). Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the Warrant.

     1. Form of Exercise Price. The Holder intends that payment of the Exercise Price shall be made as:

              ____________ a "CASH EXERCISE" with respect to ___________________
                           Warrant Shares; and/or

              ____________ a "CASHLESS EXERCISE" with respect to _______________
                           Warrant Shares.

     2. Payment of Exercise Price. In the event that the holder has elected a Cash Exercise with respect to some or all of the Warrant Shares to be issued pursuant hereto, the holder shall pay the Aggregate Exercise Price in the sum of $___________________ to the Company in accordance with the terms of the Warrant.

     3. Delivery of Warrant Shares. The Company shall deliver to the holder __________ Warrant Shares in accordance with the terms of the Warrant.

Date:
     ---------------- --, -----


-------------------------------
   Name of Registered Holder


By:
   -----------------------------------
   Name:
   Title:

                                 ACKNOWLEDGMENT


         The Company hereby acknowledges this Exercise Notice and hereby directs American Stock Transfer and Trust Company to issue the above indicated number of shares of Class A Common Stock in accordance with the Transfer Agent Instructions dated December __, 2004 from the Company and acknowledged and agreed to by American Stock Transfer and Trust Company.


                                    THE WET SEAL, INC.


                                    By:
                                       ------------------------------
                                    Name:
                                    Title:

                                   EXHIBIT 11

===============================================================================

                            ASSIGNMENT AND ACCEPTANCE

===============================================================================

     Reference is made to the Credit Agreement, dated as of November 9, 2004 (as amended, modified, supplemented or restated hereafter, the "CREDIT AGREEMENT"), by and among (i) The Wet Seal, Inc., a Delaware corporation (the "LEAD BORROWER"), Wet Seal Catalog, Inc., a Delaware corporation ("WSG") and The Wet Seal Retail, Inc., a Delaware corporation ("WSR"; together with WSG and the Lead Borrower, the "BORROWERS"), (ii) Wet Seal GC, Inc., a Virginia corporation (the "FACILITY GUARANTOR"), (iii) the Lenders named therein, and (iv) S.A.C. Capital Associates, LLC, as Administrative Agent and Collateral Agent for the Lenders. Capitalized terms used herein and not defined herein shall have the meanings assigned to such terms in the Credit Agreement.

     S.A.C. Capital Associates, LLC (solely in its capacity as Lender under the Credit Agreement) (the "ASSIGNOR") and D.B. Zwirn Special Opportunities Fund, L.P. (the "ASSIGNEE") agree as follows:

1. The Assignor hereby sells and assigns to the Assignee, without recourse, representation or warranty (except as set forth in Section 2 hereof), and the Assignee hereby purchases and assumes from the Assignor, that interest in and to the Assignor's rights and obligations as a Lender under the Credit Agreement and the other Loan Documents as of the Settlement Date (as defined below) to the extent specified on Section 1 of SCHEDULE I hereto (including, without limitation, such interest in each of the Obligations owing to the Assignor). After giving effect to such sale and assignment, the amount of the Term Loan assigned to the Assignee pursuant hereto will be as set forth in Section 2 of SCHEDULE I hereto.

2. The Assignor (a) represents and warrants that it is the legal and beneficial owner of the interest being assigned by it hereunder, that such interest is free and clear of any adverse claim and that it is legally authorized to enter into this Assignment and Acceptance; (b) makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in, or in connection with, the Credit Agreement or any other Loan Document or any other instrument or document furnished pursuant thereto or the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Credit Agreement or any other Loan Document or any other instrument or document furnished pursuant thereto; and (c) makes no representation or warranty and assumes no responsibility with respect to the financial condition, business or assets of the Borrowers or any Facility Guarantor or the performance or observance by the Borrowers or any Facility Guarantor of any of their respective obligations under the Credit Agreement or any other Loan Document or any other instrument or document furnished pursuant thereto.

3. The Assignee (a) confirms that it has received and reviewed a copy of the Credit Agreement and the Working Capital Intercreditor Agreement, together with such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assignment and Acceptance; (b) represents and warrants that is has become a party hereto solely in reliance upon its own independent investigation of the financial and other circumstances surrounding the Borrowers, the Facility Guarantor, the Collateral, the Term Loan and all aspects of the transactions evidenced by or referred to in the Loan Documents, or has otherwise satisfied itself thereto, and that it is not relying upon any representation, warranty or statement of the Assignor (except any such representation, warranty or statement of the Assignor expressly set forth in this Assignment and Acceptance) in connection with the assignment made under this Assignment and Acceptance; (c) acknowledges that the Assignor currently may have, and later may come into possession of, information with respect to the Borrowers or the Facility Guarantor (or any of their respective Affiliates), the Collateral, the Term Loan, the Amended and Restated Securities Purchase Agreement, dated as of December __, 2004, by and among the Lead Borrower and the Buyers (as such term is defined therein) (the "Securities Purchase Agreement"), any of the Transaction Documents (as defined in the Securities Purchase Agreement) or any other aspect of the transactions evidenced by or referred to in the Loan Documents or the Transaction Documents that is not known to the Assignee and that may be material to its decision to become a Lender under the Credit Agreement or a Buyer under the Securities Purchase Agreement (the "Excluded Information"), and further acknowledges that the Assignee has determined to become a Lender under the Credit Agreement or a Buyer under the Securities Purchase Agreement and make loans under the Credit Agreement or purchase Notes (as such term is defined in the Securities Purchase Agreement) pursuant to the terms of the Securities Purchase Agreement notwithstanding its lack of knowledge of the Excluded Information; (d) agrees that it will, independently and without reliance upon the Agents, the Assignor or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Credit Agreement; (e) appoints and authorizes the Agents to take such action as agents on its behalf and to exercise such powers under the Loan Documents (including, without limitation, the Working Capital Intercreditor Agreement) as are delegated to the Agents by the terms thereof, together with such powers as are reasonably incidental thereto;
     (f) agrees that it will be bound by and perform in accordance with their terms all of the obligations which, by the terms of the Loan Documents (including, without limitation, the Working Capital Intercreditor Agreement), are required to be performed by it as a Lender; (g) represents and warrants that it is an Eligible Assignee and that it is legally authorized to enter into this Assignment and Acceptance; (h) specifies as its lending office (and address for notices) the office set forth beneath its name on the signature pages hereof and specifies that all payments to it should be made in accordance with the wire transfer instructions set forth on Section 5 of SCHEDULE I hereto; (i) if the Assignee is a Foreign Lender, attaches two valid, accurate and complete original signed copies of IRS Form W-8BEN or Form W-8ECI or other applicable form, certificate or document prescribed by the IRS certifying as to the Assignee's entitlement to full exemption from United States withholding tax with respect to all payments to be made to the Assignee under the Credit Agreement; (j) agrees to be bound by the Working Capital Intercreditor Agreement, and (k) represents and warrants that it has acquired its assigned interest for its own account and not with any intention of selling all or any portion of such interest.

4. The Assignor shall have no duty or responsibility either initially or on a continuing basis to make any investigation or any appraisal on behalf of the Assignee or to provide the Assignee with any credit or other information with respect thereto, whether coming into its possession before the making of the initial extension of credit under the Credit Agreement or at any time or times thereafter. The Assignor shall have no liability to the Assignee, and the Assignee waives and releases any claims that it might have against the Assignor and all of their respective officers, directors, members, employees, attorneys, consultants and agents, whether under applicable securities laws or otherwise, with respect to the nondisclosure of the Excluded Information; PROVIDED, HOWEVER, that the Excluded Information shall not and does not affect the truth or accuracy of the Assignor's representations or warranties in this Assignment and Acceptance.

5. Following the execution of this Assignment and Acceptance by the Assignor and the Assignee, it will be delivered to the Administrative Agent for acceptance and recording by the Administrative Agent. The effective date of this Assignment and Acceptance (the "SETTLEMENT DATE") shall be the latest to occur of (a) the date of execution hereof by the Assignor and the Assignee, and delivery hereof to the Administrative Agent for acceptance,
     (b) the receipt of the Collateral Agent's consent, (c) the date on which the Assignor has received the payment in full, in immediately available funds in accordance with the wire transfer instructions set forth on
     Section 6 of SCHEDULE I hereto, from the Assignee of the purchase price set forth on Section 3 of SCHEDULE I hereto, and (d) the date specified on
     Section 4 of SCHEDULE I hereto.

6. As of the Settlement Date, (a) the Assignee shall be a party to the Credit Agreement and the other Loan Documents and, to the extent provided in this Assignment and Acceptance, shall have the rights and obligations under the Credit Agreement of a Lender thereunder, and (b) the Assignor shall, to the extent of the interest assigned pursuant to this Assignment and Acceptance, relinquish its rights and be released from its obligations under the Credit Agreement, other than those relating to events or circumstances occurring prior to the Settlement Date. The Administrative Agent hereby waives the payment of the processing and recordation fee of $3,500 pursuant to Section 9.06(b) of the Credit Agreement.

7. From and after the Settlement Date, the Administrative Agent shall make all payments under the Credit Agreement in respect of the interest assigned hereby (including, without limitation, all payments of principal, interest and fees with respect thereto) to the Assignee. The Assignor and Assignee shall make all appropriate adjustments in payments under the Credit Agreement for periods prior to the Settlement Date directly between themselves. The Lead Borrower and the Assignee shall make all appropriate arrangements relating to the payment of accrued interest, in the amount set forth on Section 3 of Schedule I hereto, paid by the Assignee on behalf of the Lead Borrower, to the Assignor, directly between themselves.

8. This Assignment and Acceptance shall be governed by, and be construed and interpreted in accordance with, the law of the State of New York.

9. Each party hereto hereby waives any right to a trial by jury in any action, proceeding or counterclaim based upon or arising out of this Assignment and Acceptance or any of the transactions related hereto, and agrees that any such action, proceeding or counterclaim shall be tried before a court and not before a jury.

10. This Assignment and Acceptance may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of this Assignment and Acceptance by facsimile or other electronic transmission shall be equally effective as delivery of an original executed counterpart.

                   [Remainder of page is intentionally blank.]

     IN WITNESS WHEREOF, the parties hereto have caused this Assignment and Acceptance and Schedule I hereto to be executed by their respective officers thereunto duly authorized, as of the date first above written.

                                     S.A.C. CAPITAL ASSOCIATES, LLC

                                     By:  S.A.C. Capital Advisors, LLC


                                     By: /s/ Peter Nussbaum
                                         -----------------------------------
                                         Name: Peter Nussbaum
                                         Title: General Counsel


                                     D.B. ZWIRN SPECIAL OPPORTUNITIES
                                     FUND, L.P.

                                     By:  D.B. Zwirn Partners LLC,
                                     its general partner


                                     By: /s/ Perry A. Gruss
                                         -----------------------------------
                                         Name: Perry A. Gruss
                                         Title: Chief Financial Officer


                                     Lending Office (and address for notices):

                                     D.B. Zwirn Special Opportunities Fund, L.P.
                                     c/o D.B. Zwirn & Co., L.P.
                                     745 Fifth Avenue, 18th Floor
                                     New York, New York  10151
                                     Phone: (646) 720-9100
                                     Fax: (646) 720-9000
                                     Attention: Daniel B. Zwirn
                                                Perry A. Gruss







                    Assignment and Acceptance Signature Page

Accepted and Consented to
this 13 day of December, 2004

S.A.C. CAPITAL ASSOCIATES, LLC,
as Administrative Agent and Collateral Agent

By: S.A.C. Capital Advisors, LLC

By: /s/ Peter Nussbaum
-----------------------------------
Name: Peter Nussbaum
Title: General Counsel


WITH RESPECT TO THE THIRD SENTENCE
OF SECTION 7 HERETO:

Accepted and Consented to
this 13 day of December, 2004

THE WET SEAL, INC.,
as Lead Borrower

By: /s/ Joseph Deckop
-----------------------------------
Name: Joseph Deckop
Title: Interim CEO

                                   SCHEDULE I

                                       to

                            Assignment and Acceptance

                            Dated December 13, 2004


SECTION 1.

     Percentage Interest of Total Term Loan
         Outstanding Assigned to Assignee hereunder: 3.0466%

SECTION 2.

     Aggregate Outstanding Principal of the
         Term Loan Assigned to Assignee:            $304,662.00

SECTION 3.

     Aggregate Outstanding Principal of the Term
         Loan Assigned                              $304,662.00
     Accrued Interest on Term Loan Assigned         $6,981.84
     Purchase Price                                 $311,643.84


SECTION 4.

     Settlement Date:                               December __, 2004

SECTION 5.

     Assignee's Payment Instructions:               Citibank, NY
                                                    ABA #: 021000089
                                                    Bear Stearns Securities Corp
                                                    A/C #:  09253186
                                                    FFC Highbridge/Zwirn Special
                                                    Opportunities Fund, LP
                                                    A/C/:  102-27770
SECTION 6.

     Assignor's Payment Instructions:               Bank: Chase
                                                    ABA: 021000021
                                                    Account: Goldman Sachs & Co.
                                                    Account #: 930-1-011483

                                                    Further credit: SAC Capital
                                                       Associates, LLC
                                                    Further credit #: 002-264513

===============================================================================

                            ASSIGNMENT AND ACCEPTANCE

===============================================================================

     Reference is made to the Credit Agreement, dated as of November 9, 2004 (as amended, modified, supplemented or restated hereafter, the "CREDIT AGREEMENT"), by and among (i) The Wet Seal, Inc., a Delaware corporation (the "LEAD BORROWER"), Wet Seal Catalog, Inc., a Delaware corporation ("WSG") and The Wet Seal Retail, Inc., a Delaware corporation ("WSR"; together with WSG and the Lead Borrower, the "BORROWERS"), (ii) Wet Seal GC, Inc., a Virginia corporation (the "FACILITY GUARANTOR"), (iii) the Lenders named therein, and (iv) S.A.C. Capital Associates, LLC, as Administrative Agent and Collateral Agent for the Lenders. Capitalized terms used herein and not defined herein shall have the meanings assigned to such terms in the Credit Agreement.

     S.A.C. Capital Associates, LLC (solely in its capacity as Lender under the Credit Agreement) (the "ASSIGNOR") and D.B. Zwirn Special Opportunities Fund, LTD. (the "ASSIGNEE") agree as follows:

1. The Assignor hereby sells and assigns to the Assignee, without recourse, representation or warranty (except as set forth in Section 2 hereof), and the Assignee hereby purchases and assumes from the Assignor, that interest in and to the Assignor's rights and obligations as a Lender under the Credit Agreement and the other Loan Documents as of the Settlement Date (as defined below) to the extent specified on Section 1 of SCHEDULE I hereto (including, without limitation, such interest in each of the Obligations owing to the Assignor). After giving effect to such sale and assignment, the amount of the Term Loan assigned to the Assignee pursuant hereto will be as set forth in Section 2 of SCHEDULE I hereto.

2. The Assignor (a) represents and warrants that it is the legal and beneficial owner of the interest being assigned by it hereunder, that such interest is free and clear of any adverse claim and that it is legally authorized to enter into this Assignment and Acceptance; (b) makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in, or in connection with, the Credit Agreement or any other Loan Document or any other instrument or document furnished pursuant thereto or the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Credit Agreement or any other Loan Document or any other instrument or document furnished pursuant thereto; and (c) makes no representation or warranty and assumes no responsibility with respect to the financial condition, business or assets of the Borrowers or any Facility Guarantor or the performance or observance by the Borrowers or any Facility Guarantor of any of their respective obligations under the Credit Agreement or any other Loan Document or any other instrument or document furnished pursuant thereto.

3. The Assignee (a) confirms that it has received and reviewed a copy of the Credit Agreement and the Working Capital Intercreditor Agreement, together with such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assignment and Acceptance; (b) represents and warrants that is has become a party hereto solely in reliance upon its own independent investigation of the financial and other circumstances surrounding the Borrowers, the Facility Guarantor, the Collateral, the Term Loan and all aspects of the transactions evidenced by or referred to in the Loan Documents, or has otherwise satisfied itself thereto, and that it is not relying upon any representation, warranty or statement of the Assignor (except any such representation, warranty or statement of the Assignor expressly set forth in this Assignment and Acceptance) in connection with the assignment made under this Assignment and Acceptance; (c) acknowledges that the Assignor currently may have, and later may come into possession of, information with respect to the Borrowers or the Facility Guarantor (or any of their respective Affiliates), the Collateral, the Term Loan, the Amended and Restated Securities Purchase Agreement, dated as of December __, 2004, by and among the Lead Borrower and the Buyers (as such term is defined therein) (the "Securities Purchase Agreement"), any of the Transaction Documents (as defined in the Securities Purchase Agreement) or any other aspect of the transactions evidenced by or referred to in the Loan Documents or the Transaction Documents that is not known to the Assignee and that may be material to its decision to become a Lender under the Credit Agreement or a Buyer under the Securities Purchase Agreement (the "Excluded Information"), and further acknowledges that the Assignee has determined to become a Lender under the Credit Agreement or a Buyer under the Securities Purchase Agreement and make loans under the Credit Agreement or purchase Notes (as such term is defined in the Securities Purchase Agreement) pursuant to the terms of the Securities Purchase Agreement notwithstanding its lack of knowledge of the Excluded Information; (d) agrees that it will, independently and without reliance upon the Agents, the Assignor or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Credit Agreement; (e) appoints and authorizes the Agents to take such action as agents on its behalf and to exercise such powers under the Loan Documents (including, without limitation, the Working Capital Intercreditor Agreement) as are delegated to the Agents by the terms thereof, together with such powers as are reasonably incidental thereto;
     (f) agrees that it will be bound by and perform in accordance with their terms all of the obligations which, by the terms of the Loan Documents (including, without limitation, the Working Capital Intercreditor Agreement), are required to be performed by it as a Lender; (g) represents and warrants that it is an Eligible Assignee and that it is legally authorized to enter into this Assignment and Acceptance; (h) specifies as its lending office (and address for notices) the office set forth beneath its name on the signature pages hereof and specifies that all payments to it should be made in accordance with the wire transfer instructions set forth on Section 5 of SCHEDULE I hereto; (i) if the Assignee is a Foreign Lender, attaches two valid, accurate and complete original signed copies of IRS Form W-8BEN or Form W-8ECI or other applicable form, certificate or document prescribed by the IRS certifying as to the Assignee's entitlement to full exemption from United States withholding tax with respect to all payments to be made to the Assignee under the Credit Agreement; (j) agrees to be bound by the Working Capital Intercreditor Agreement, and (k) represents and warrants that it has acquired its assigned interest for its own account and not with any intention of selling all or any portion of such interest.

4. The Assignor shall have no duty or responsibility either initially or on a continuing basis to make any investigation or any appraisal on behalf of the Assignee or to provide the Assignee with any credit or other information with respect thereto, whether coming into its possession before the making of the initial extension of credit under the Credit Agreement or at any time or times thereafter. The Assignor shall have no liability to the Assignee, and the Assignee waives and releases any claims that it might have against the Assignor and all of their respective officers, directors, members, employees, attorneys, consultants and agents, whether under applicable securities laws or otherwise, with respect to the nondisclosure of the Excluded Information; PROVIDED, HOWEVER, that the Excluded Information shall not and does not affect the truth or accuracy of the Assignor's representations or warranties in this Assignment and Acceptance.

5. Following the execution of this Assignment and Acceptance by the Assignor and the Assignee, it will be delivered to the Administrative Agent for acceptance and recording by the Administrative Agent. The effective date of this Assignment and Acceptance (the "SETTLEMENT DATE") shall be the latest to occur of (a) the date of execution hereof by the Assignor and the Assignee, and delivery hereof to the Administrative Agent for acceptance,
     (b) the receipt of the Collateral Agent's consent, (c) the date on which the Assignor has received the payment in full, in immediately available funds in accordance with the wire transfer instructions set forth on
     Section 6 of SCHEDULE I hereto, from the Assignee of the purchase price set forth on Section 3 of SCHEDULE I hereto, and (d) the date specified on
     Section 4 of SCHEDULE I hereto.

6. As of the Settlement Date, (a) the Assignee shall be a party to the Credit Agreement and the other Loan Documents and, to the extent provided in this Assignment and Acceptance, shall have the rights and obligations under the Credit Agreement of a Lender thereunder, and (b) the Assignor shall, to the extent of the interest assigned pursuant to this Assignment and Acceptance, relinquish its rights and be released from its obligations under the Credit Agreement, other than those relating to events or circumstances occurring prior to the Settlement Date. The Administrative Agent hereby waives the payment of the processing and recordation fee of $3,500 pursuant to Section 9.06(b) of the Credit Agreement.

7. From and after the Settlement Date, the Administrative Agent shall make all payments under the Credit Agreement in respect of the interest assigned hereby (including, without limitation, all payments of principal, interest and fees with respect thereto) to the Assignee. The Assignor and Assignee shall make all appropriate adjustments in payments under the Credit Agreement for periods prior to the Settlement Date directly between themselves. The Lead Borrower and the Assignee shall make all appropriate arrangements relating to the payment of accrued interest, in the amount set forth on Section 3 of Schedule I hereto, paid by the Assignee on behalf of the Lead Borrower, to the Assignor, directly between themselves.

8. This Assignment and Acceptance shall be governed by, and be construed and interpreted in accordance with, the law of the State of New York.

9. Each party hereto hereby waives any right to a trial by jury in any action, proceeding or counterclaim based upon or arising out of this Assignment and Acceptance or any of the transactions related hereto, and agrees that any such action, proceeding or counterclaim shall be tried before a court and not before a jury.

10. This Assignment and Acceptance may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of this Assignment and Acceptance by facsimile or other electronic transmission shall be equally effective as delivery of an original executed counterpart.

                   [Remainder of page is intentionally blank.]

     IN WITNESS WHEREOF, the parties hereto have caused this Assignment and Acceptance and Schedule I hereto to be executed by their respective officers thereunto duly authorized, as of the date first above written.

                                     S.A.C. CAPITAL ASSOCIATES, LLC

                                     By:  S.A.C. Capital Advisors, LLC


                                     By: /s/ Peter Nussbaum
                                         -----------------------------------
                                         Name: Peter Nussbaum
                                         Title: General Counsel


                                     D.B. ZWIRN SPECIAL OPPORTUNITIES
                                     FUND, LTD

                                     By:  D.B. Zwirn & Co., L.P.,
                                     its trading manager


                                     By: /s/ Perry A. Gruss
                                         -----------------------------------
                                         Name: Perry A. Gruss
                                         Title: Chief Financial Officer


                                     Lending Office (and address for notices):

                                     D.B. Zwirn Special Opportunities Fund, Ltd.
                                     c/o D.B. Zwirn & Co., L.P.
                                     745 Fifth Avenue, 18th Floor
                                     New York, New York 10151
                                     Phone: (646)720-9100
                                     Fax:  (646) 720-9000
                                     Attention: Daniel B. Zwirn
                                                 Perry A. Gruss


                    Assignment and Acceptance Signature Page

Accepted and Consented to
this 13 day of December, 2004

S.A.C. CAPITAL ASSOCIATES, LLC,
as Administrative Agent and Collateral Agent

By: S.A.C. Capital Advisors, LLC

By: /s/ Peter Nussbaum
-----------------------------------
Name: Peter Nussbaum
Title: General Counsel


WITH RESPECT TO THE THIRD SENTENCE
OF SECTION 7 HERETO:

Accepted and Consented to
this 13 day of December, 2004

THE WET SEAL, INC.,
as Lead Borrower

By: /s/ Joseph Deckop
-----------------------------------
Name: Joseph Deckop
Title: Interim CEO

                                   SCHEDULE I

                                       to

                            Assignment and Acceptance

                            Dated December 13, 2004


SECTION 1.

         Percentage Interest of Total Term Loan
             Outstanding Assigned to Assignee hereunder:     3.0466%

SECTION 2.

         Aggregate Outstanding Principal of the
             Term Loan Assigned to Assignee:                 $304,662.00

SECTION 3.

         Aggregate Outstanding Principal of the Term
             Loan Assigned                                   $304,662.00
         Accrued Interest on Term Loan Assigned                $6,981.84
         Purchase Price                                      $311,643.84

SECTION 4.

         Settlement Date:                              December __, 2004

SECTION 5.

         Assignee's Payment Instructions:          Bank:  Citibank, NY
                                                   ABA #: 021000089
                                                   Bear Stearns Securities Corp
                                                   A/C #:  09253186
                                                   FFC Highbridge/Zwirn Special
                                                     Opportunities Fund, LTD
                                                   A/C #: 102-27772

SECTION 6.

         Assignor's Payment Instructions:
                                                   Bank: Chase
                                                   ABA: 021000021
                                                   Account: Goldman Sachs & Co.

                                                   Account #: 930-1-011483
                                                   Further credit: SAC Capital
                                                     Associates, LLC
                                                   Further credit #: 002-264513

================================================================================

                            ASSIGNMENT AND ACCEPTANCE

================================================================================

     Reference is made to the Credit Agreement, dated as of November 9, 2004 (as amended, modified, supplemented or restated hereafter, the "CREDIT AGREEMENT"), by and among (i) The Wet Seal, Inc., a Delaware corporation (the "LEAD BORROWER"), Wet Seal Catalog, Inc., a Delaware corporation ("WSG") and The Wet Seal Retail, Inc., a Delaware corporation ("WSR"; together with WSG and the Lead Borrower, the "BORROWERS"), (ii) Wet Seal GC, Inc., a Virginia corporation (the "FACILITY GUARANTOR"), (iii) the Lenders named therein, and (iv) S.A.C. Capital Associates, LLC, as Administrative Agent and Collateral Agent for the Lenders. Capitalized terms used herein and not defined herein shall have the meanings assigned to such terms in the Credit Agreement.

     S.A.C. Capital Associates, LLC (solely in its capacity as Lender under the Credit Agreement) (the "ASSIGNOR") and Smithfield Fiduciary LLC (the "ASSIGNEE") agree as follows:

1. The Assignor hereby sells and assigns to the Assignee, without recourse, representation or warranty (except as set forth in Section 2 hereof), and the Assignee hereby purchases and assumes from the Assignor, that interest in and to the Assignor's rights and obligations as a Lender under the Credit Agreement and the other Loan Documents as of the Settlement Date (as defined below) to the extent specified on Section 1 of SCHEDULE I hereto (including, without limitation, such interest in each of the Obligations owing to the Assignor). After giving effect to such sale and assignment, the amount of the Term Loan assigned to the Assignee pursuant hereto will be as set forth in Section 2 of SCHEDULE I hereto.

2. The Assignor (a) represents and warrants that it is the legal and beneficial owner of the interest being assigned by it hereunder, that such interest is free and clear of any adverse claim and that it is legally authorized to enter into this Assignment and Acceptance; (b) makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in, or in connection with, the Credit Agreement or any other Loan Document or any other instrument or document furnished pursuant thereto or the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Credit Agreement or any other Loan Document or any other instrument or document furnished pursuant thereto; and (c) makes no representation or warranty and assumes no responsibility with respect to the financial condition, business or assets of the Borrowers or any Facility Guarantor or the performance or observance by the Borrowers or any Facility Guarantor of any of their respective obligations under the Credit Agreement or any other Loan Document or any other instrument or document furnished pursuant thereto.

3. The Assignee (a) confirms that it has received and reviewed a copy of the Credit Agreement and the Working Capital Intercreditor Agreement, together with such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assignment and Acceptance; (b) represents and warrants that  is has  become  a  party  hereto  solely  in  reliance  upon  its own independent investigation of the financial and other circumstances surrounding the Borrowers, the Facility Guarantor, the Collateral, the Term Loan and all aspects of the transactions evidenced by or referred to in the Loan Documents, or has otherwise satisfied itself thereto, and that it is not relying upon any representation, warranty or statement of the Assignor (except any such representation, warranty or statement of the Assignor expressly set forth in this Assignment and Acceptance) in connection with the assignment made under this Assignment and Acceptance; (c) acknowledges that the Assignor currently may have, and later may come into possession of, information with respect to the Borrowers or the Facility Guarantor (or any of their respective Affiliates), the Collateral, the Term Loan, the Amended and Restated Securities Purchase Agreement, dated as of December __, 2004, by and among the Lead Borrower and the Buyers (as such term is defined therein) (the "Securities Purchase Agreement"), any of the Transaction Documents (as defined in the Securities Purchase Agreement) or any other aspect of the transactions evidenced by or referred to in the Loan Documents or the Transaction Documents that is not known to the Assignee and that may be material to its decision to become a Lender under the Credit Agreement or a Buyer under the Securities Purchase Agreement (the "Excluded Information"), and further acknowledges that the Assignee has determined to become a Lender under the Credit Agreement or a Buyer under the Securities Purchase Agreement and make loans under the Credit Agreement or purchase Notes (as such term is defined in the Securities Purchase Agreement) pursuant to the terms of the Securities Purchase Agreement notwithstanding its lack of knowledge of the Excluded Information; (d) agrees that it will, independently and without reliance upon the Agents, the Assignor or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Credit Agreement; (e) appoints and authorizes the Agents to take such action as agents on its behalf and to exercise such powers under the Loan Documents (including, without limitation, the Working Capital Intercreditor Agreement) as are delegated to the Agents by the terms thereof, together with such powers as are reasonably incidental thereto;
     (f) agrees that it will be bound by and perform in accordance with their terms all of the obligations which, by the terms of the Loan Documents (including, without limitation, the Working Capital Intercreditor Agreement), are required to be performed by it as a Lender; (g) represents and warrants that it is an Eligible Assignee and that it is legally authorized to enter into this Assignment and Acceptance; (h) specifies as its lending office (and address for notices) the office set forth beneath its name on the signature pages hereof and specifies that all payments to it should be made in accordance with the wire transfer instructions set forth on Section 5 of SCHEDULE I hereto; (i) if the Assignee is a Foreign Lender, attaches two valid, accurate and complete original signed copies of IRS Form W-8BEN or Form W-8ECI or other applicable form, certificate or document prescribed by the IRS certifying as to the Assignee's entitlement to full exemption from United States withholding tax with respect to all payments to be made to the Assignee under the Credit Agreement; (j) agrees to be bound by the Working Capital Intercreditor Agreement, and (k) represents and warrants that it has acquired its assigned interest for its own account and not with any intention of selling all or any portion of such interest.

4. The Assignor shall have no duty or responsibility either initially or on a continuing basis to make any investigation or any appraisal on behalf of the Assignee or to provide the Assignee with any credit or other information with respect thereto, whether coming into its possession before the making of the initial extension of credit under the Credit Agreement or at any time or times thereafter. The Assignor shall have no liability to the Assignee, and the Assignee waives and releases any claims that it might have against the Assignor and all of their respective officers, directors, members, employees, attorneys, consultants and agents, whether under applicable securities laws or otherwise, with respect to the nondisclosure of the Excluded Information; PROVIDED, HOWEVER, that the Excluded Information shall not and does not affect the truth or accuracy of the Assignor's representations or warranties in this Assignment and Acceptance.

5. Following the execution of this Assignment and Acceptance by the Assignor and the Assignee, it will be delivered to the Administrative Agent for acceptance and recording by the Administrative Agent. The effective date of this Assignment and Acceptance (the "SETTLEMENT DATE") shall be the latest to occur of (a) the date of execution hereof by the Assignor and the Assignee, and delivery hereof to the Administrative Agent for acceptance,
     (b) the receipt of the Collateral Agent's consent, (c) the date on which the Assignor has received the payment in full, in immediately available funds in accordance with the wire transfer instructions set forth on
     Section 6 of SCHEDULE I hereto, from the Assignee of the purchase price set forth on Section 3 of SCHEDULE I hereto, and (d) the date specified on
     Section 4 of SCHEDULE I hereto.

6. As of the Settlement Date, (a) the Assignee shall be a party to the Credit Agreement and the other Loan Documents and, to the extent provided in this Assignment and Acceptance, shall have the rights and obligations under the Credit Agreement of a Lender thereunder, and (b) the Assignor shall, to the extent of the interest assigned pursuant to this Assignment and Acceptance, relinquish its rights and be released from its obligations under the Credit Agreement, other than those relating to events or circumstances occurring prior to the Settlement Date. The Administrative Agent hereby waives the payment of the processing and recordation fee of $3,500 pursuant to Section 9.06(b) of the Credit Agreement.

7. From and after the Settlement Date, the Administrative Agent shall make all payments under the Credit Agreement in respect of the interest assigned hereby (including, without limitation, all payments of principal, interest and fees with respect thereto) to the Assignee. The Assignor and Assignee shall make all appropriate adjustments in payments under the Credit Agreement for periods prior to the Settlement Date directly between themselves. The Lead Borrower and the Assignee shall make all appropriate arrangements relating to the payment of accrued interest, in the amount set forth on Section 3 of Schedule I hereto, paid by the Assignee on behalf of the Lead Borrower, to the Assignor, directly between themselves.

8. This Assignment and Acceptance shall be governed by, and be construed and interpreted in accordance with, the law of the State of New York.

9. Each party hereto hereby waives any right to a trial by jury in any action, proceeding or counterclaim based upon or arising out of this Assignment and Acceptance or any of the transactions related hereto, and agrees that any such action, proceeding or counterclaim shall be tried before a court and not before a jury.

10. This Assignment and Acceptance may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of this Assignment and Acceptance by facsimile or other electronic transmission shall be equally effective as delivery of an original executed counterpart.

                   [Remainder of page is intentionally blank.]

     IN WITNESS WHEREOF, the parties hereto have caused this Assignment and Acceptance and Schedule I hereto to be executed by their respective officers thereunto duly authorized, as of the date first above written.

                                       S.A.C. CAPITAL ASSOCIATES, LLC

                                       By:  S.A.C. Capital Advisors, LLC


                                       By: /s/ Peter Nussbaum
                                         -----------------------------------
                                         Name: Peter Nussbaum
                                         Title: General Counsel


                                       SMITHFIELD FIDUCIARY LLC


                                      By: /s/ Adam J. Chill
                                         -----------------------------------
                                         Name: Adam J. Chill
                                         Title: Authorized Signatory



                                       Lending Office (and address for notices):

                                       Smithfield Fiduciary LLC
                                       c/o Highbridge Capital Management, LLC
                                       9 West 57th Street, 27th Floor
                                       New York, NY 10019
                                       Attention:  Ari J. Storch
                                                   Adam J. Chill




















                    Assignment and Acceptance Signature Page

Accepted and Consented to
this 13 day of December, 2004

S.A.C. CAPITAL ASSOCIATES, LLC,
as Administrative Agent and Collateral Agent

By: S.A.C. Capital Advisors, LLC


By: /s/ Peter Nussbaum
-----------------------------------
Name: Peter Nussbaum
Title: General Counsel



WITH RESPECT TO THE THIRD SENTENCE
OF SECTION 7 HERETO:

Accepted and Consented to
this 13 day of December, 2004

THE WET SEAL, INC.,
as Lead Borrower


By: /s/ Joseph Deckop
-----------------------------------
Name: Joseph Deckop
Title: Interim CEO

                                   SCHEDULE I

                                       to

                            Assignment and Acceptance

                            Dated December 13, 2004


SECTION 1.

       Percentage Interest of Total Term Loan
                  Outstanding Assigned to Assignee hereunder: 1.4662%

SECTION 2.

       Aggregate Outstanding Principal of the
                Term Loan Assigned to Assignee:    $146,629.00

SECTION 3.

       Aggregate Outstanding Principal of the
                Term Loan Assigned                 $146,629.00
       Accrued Interest on Term Loan Assigned      $3,360.25
                Purchase Price                     $149,989.25

SECTION 4.

       Settlement Date:                            December __, 2004

SECTION 5.

       Assignee's Payment Instructions:            Citibank, N.A.
                                                   ABA #:  021000089
                                                   A/C: Bear, Stearns Securities
                                                        Corp.
                                                   A/C#:  09253186
                                                   FBO: Smithfield Fiduciary LLC
                                                   A/C#:  102-25642-2

SECTION 6.

       Assignor's Payment Instructions:            Bank: Chase
                                                   ABA: 021000021
                                                   Account: Goldman Sachs & Co.
                                                   Account #: 930-1-011483

                                                   Further credit: SAC Capital
                                                         Associates, LLC
                                                   Further credit #: 002-264513

===============================================================================

                            ASSIGNMENT AND ACCEPTANCE

===============================================================================

     Reference is made to the Credit Agreement, dated as of November 9, 2004 (as amended, modified, supplemented or restated hereafter, the "CREDIT AGREEMENT"), by and among (i) The Wet Seal, Inc., a Delaware corporation (the "LEAD BORROWER"), Wet Seal Catalog, Inc., a Delaware corporation ("WSG") and The Wet Seal Retail, Inc., a Delaware corporation ("WSR"; together with WSG and the Lead Borrower, the "BORROWERS"), (ii) Wet Seal GC, Inc., a Virginia corporation (the "FACILITY GUARANTOR"), (iii) the Lenders named therein, and (iv) S.A.C. Capital Associates, LLC, as Administrative Agent and Collateral Agent for the Lenders. Capitalized terms used herein and not defined herein shall have the meanings assigned to such terms in the Credit Agreement.

     S.A.C. Capital Associates, LLC (solely in its capacity as Lender under the Credit Agreement) (the "ASSIGNOR") and Riverview Group, LLC (the "ASSIGNEE") agree as follows:

1. The Assignor hereby sells and assigns to the Assignee, without recourse, representation or warranty (except as set forth in Section 2 hereof), and the Assignee hereby purchases and assumes from the Assignor, that interest in and to the Assignor's rights and obligations as a Lender under the Credit Agreement and the other Loan Documents as of the Settlement Date (as defined below) to the extent specified on Section 1 of SCHEDULE I hereto (including, without limitation, such interest in each of the Obligations owing to the Assignor). After giving effect to such sale and assignment, the amount of the Term Loan assigned to the Assignee pursuant hereto will be as set forth in Section 2 of SCHEDULE I hereto.

2. The Assignor (a) represents and warrants that it is the legal and beneficial owner of the interest being assigned by it hereunder, that such interest is free and clear of any adverse claim and that it is legally authorized to enter into this Assignment and Acceptance; (b) makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in, or in connection with, the Credit Agreement or any other Loan Document or any other instrument or document furnished pursuant thereto or the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Credit Agreement or any other Loan Document or any other instrument or document furnished pursuant thereto; and (c) makes no representation or warranty and assumes no responsibility with respect to the financial condition, business or assets of the Borrowers or any Facility Guarantor or the performance or observance by the Borrowers or any Facility Guarantor of any of their respective obligations under the Credit Agreement or any other Loan Document or any other instrument or document furnished pursuant thereto.

3. The Assignee (a) confirms that it has received and reviewed a copy of the Credit Agreement and the Working Capital Intercreditor Agreement, together with such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assignment and

     Acceptance; (b) represents and warrants that is has become a party hereto solely in reliance upon its own independent investigation of the financial and other circumstances surrounding the Borrowers, the Facility Guarantor, the Collateral, the Term Loan and all aspects of the transactions evidenced by or referred to in the Loan Documents, or has otherwise satisfied itself thereto, and that it is not relying upon any representation, warranty or statement  of the  Assignor  (except any such  representation,  warranty or statement of the Assignor expressly set forth in this Assignment and Acceptance) in connection with the assignment made under this Assignment and Acceptance; (c) acknowledges that the Assignor currently may have, and later may come into possession of, information with respect to the Borrowers or the Facility Guarantor (or any of their respective
     Affiliates), the Collateral, the Term Loan, the Amended and Restated Securities Purchase Agreement, dated as of December __, 2004, by and among the Lead Borrower and the Buyers (as such term is defined therein) (the "Securities Purchase Agreement"), any of the Transaction Documents (as defined in the Securities Purchase Agreement) or any other aspect of the transactions evidenced by or referred to in the Loan Documents or the Transaction Documents that is not known to the Assignee and that may be material to its decision to become a Lender under the Credit Agreement or a Buyer under the Securities Purchase Agreement (the "Excluded Information"), and further acknowledges that the Assignee has determined to become a Lender under the Credit Agreement or a Buyer under the Securities Purchase Agreement and make loans under the Credit Agreement or purchase Notes (as such term is defined in the Securities Purchase Agreement) pursuant to the terms of the Securities Purchase Agreement notwithstanding its lack of knowledge of the Excluded Information; (d) agrees that it will, independently and without reliance upon the Agents, the Assignor or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Credit Agreement; (e) appoints and authorizes the Agents to take such action as agents on its behalf and to exercise such powers under the Loan Documents (including, without limitation, the Working Capital Intercreditor Agreement) as are delegated to the Agents by the terms thereof, together with such powers as are reasonably incidental thereto; (f) agrees that it will be bound by and perform in accordance with their terms all of the obligations which, by the terms of the Loan Documents (including, without limitation, the Working Capital Intercreditor Agreement), are required to be performed by it as a Lender; (g) represents and warrants that it is an Eligible Assignee and that it is legally authorized to enter into this Assignment and Acceptance;
     (h) specifies as its lending office (and address for notices) the office set forth beneath its name on the signature pages hereof and specifies that all payments to it should be made in accordance with the wire transfer instructions set forth on Section 5 of SCHEDULE I hereto; (i) if the Assignee is a Foreign Lender, attaches two valid, accurate and complete original signed copies of IRS Form W-8BEN or Form W-8ECI or other applicable form, certificate or document prescribed by the IRS certifying as to the Assignee's entitlement to full exemption from United States withholding tax with respect to all payments to be made to the Assignee under the Credit Agreement; (j) agrees to be bound by the Working Capital Intercreditor Agreement, and (k) represents and warrants that it has acquired its assigned interest for its own account and not with any intention of selling all or any portion of such interest.

4. The Assignor shall have no duty or responsibility either initially or on a continuing basis to make any investigation or any appraisal on behalf of the Assignee or to provide the Assignee with any credit or other information with respect thereto, whether coming into its possession before the making of the initial extension of credit under the Credit Agreement or at any time or times thereafter. The Assignor shall have no liability to the Assignee, and the Assignee waives and releases any claims that it might have against the Assignor and all of their respective officers, directors, members, employees, attorneys, consultants and agents, whether under applicable securities laws or otherwise, with respect to the nondisclosure of the Excluded Information; PROVIDED, HOWEVER, that the Excluded Information shall not and does not affect the truth or accuracy of the Assignor's representations or warranties in this Assignment and Acceptance.

5. Following the execution of this Assignment and Acceptance by the Assignor and the Assignee, it will be delivered to the Administrative Agent for acceptance and recording by the Administrative Agent. The effective date of this Assignment and Acceptance (the "SETTLEMENT DATE") shall be the latest to occur of (a) the date of execution hereof by the Assignor and the Assignee, and delivery hereof to the Administrative Agent for acceptance,
     (b) the receipt of the Collateral Agent's consent, (c) the date on which the Assignor has received the payment in full, in immediately available funds in accordance with the wire transfer instructions set forth on
     Section 6 of SCHEDULE I hereto, from the Assignee of the purchase price set forth on Section 3 of SCHEDULE I hereto, and (d) the date specified on
     Section 4 of SCHEDULE I hereto.

6. As of the Settlement Date, (a) the Assignee shall be a party to the Credit Agreement and the other Loan Documents and, to the extent provided in this Assignment and Acceptance, shall have the rights and obligations under the Credit Agreement of a Lender thereunder, and (b) the Assignor shall, to the extent of the interest assigned pursuant to this Assignment and Acceptance, relinquish its rights and be released from its obligations under the Credit Agreement, other than those relating to events or circumstances occurring prior to the Settlement Date. The Administrative Agent hereby waives the payment of the processing and recordation fee of $3,500 pursuant to Section 9.06(b) of the Credit Agreement.

7. From and after the Settlement Date, the Administrative Agent shall make all payments under the Credit Agreement in respect of the interest assigned hereby (including, without limitation, all payments of principal, interest and fees with respect thereto) to the Assignee. The Assignor and Assignee shall make all appropriate adjustments in payments under the Credit Agreement for periods prior to the Settlement Date directly between themselves. The Lead Borrower and the Assignee shall make all appropriate arrangements relating to the payment of accrued interest, in the amount set forth on Section 3 of Schedule I hereto, paid by the Assignee on behalf of the Lead Borrower, to the Assignor, directly between themselves.

8. This Assignment and Acceptance shall be governed by, and be construed and interpreted in accordance with, the law of the State of New York.

9. Each party hereto hereby waives any right to a trial by jury in any action, proceeding or counterclaim based upon or arising out of this Assignment and Acceptance or any of the transactions related hereto, and agrees that any such action, proceeding or counterclaim shall be tried before a court and not before a jury.

10. This Assignment and Acceptance may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of this Assignment and Acceptance by facsimile or other electronic transmission shall be equally effective as delivery of an original executed counterpart.

                   [Remainder of page is intentionally blank.]

     IN WITNESS WHEREOF, the parties hereto have caused this Assignment and Acceptance and Schedule I hereto to be executed by their respective officers thereunto duly authorized, as of the date first above written.

                                      S.A.C. CAPITAL ASSOCIATES, LLC

                                      By:  S.A.C. Capital Advisors, LLC


                                      By: /s/ Peter Nussbaum
                                         -----------------------------------
                                         Name: Peter Nussbaum
                                         Title: General Counsel


                                      RIVERVIEW GROUP, LLC



                                      By: /s/ Terry Feeney
                                         -----------------------------------
                                         Name: Terry Feeney
                                         Title: Chief Operating Officer


                                      Lending Office (and address for notices):

                                      Riverview Group, LLC
                                      666 Fifth Avenue, 8th Floor
                                      New York, New York  10103
                                      Attention:  Daniel Cardella
                                      Facsimile:   (212) 977-1667
                                      Telephone: (212) 841-4100























                    Assignment and Acceptance Signature Page

Accepted and Consented to
this 13 day of December, 2004

S.A.C. CAPITAL ASSOCIATES, LLC,
as Administrative Agent and Collateral Agent

By: S.A.C. Capital Advisors, LLC

By: /s/ Peter Nussbaum
-----------------------------------
Name: Peter Nussbaum
Title: General Counsel


WITH RESPECT TO THE THIRD SENTENCE
OF SECTION 7 HERETO:

Accepted and Consented to
this 13 day of December, 2004

THE WET SEAL, INC.,
as Lead Borrower

By: /s/ Joseph Deckop
-----------------------------------
Name: Joseph Deckop
Title: Interim CEO

                                   SCHEDULE I

                                       to

                            Assignment and Acceptance

                            Dated December 13, 2004


SECTION 1.

      Percentage Interest of Total Term Loan
            Outstanding Assigned to Assignee hereunder:          8.3333%

SECTION 2.

      Aggregate Outstanding Principal of the
            Term Loan Assigned to Assignee:                      $833,333.00

SECTION 3.

      Aggregate Outstanding Principal of the Term
            Loan Assigned                                        $833,333.00
      Accrued Interest on Term Loan Assigned                      $19,097.21
            Purchase Price                                       $852,430.21

SECTION 4.

      Settlement Date:                   December __, 2004

SECTION 5.

      Assignee's Payment Instructions:    Bank:  Chase Manhattan Bank NA
                                          ABA:  021000021
                                          BNF:  Merrill Lynch Pro Clearing Corp.
                                          BNF A/C:  066-024390
                                          SUB A/C:  351-05821-D5
SECTION 6.

      Assignor's Payment Instructions:    Bank: Chase
                                          ABA: 021000021
                                          Account: Goldman Sachs & Co.
                                          Account #: 930-1-011483
                                          Further credit: SAC Capital
                                             Associates, LLC
                                          Further credit #: 002-264513

                                   EXHIBIT 13

               AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT

          THIS AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this "AGREEMENT"), is entered into as of December 13, 2004, by and among The Wet Seal, Inc., a Delaware corporation (the "COMPANY") and the buyers listed on the Schedule of Buyers attached hereto as EXHIBIT A (each, a "BUYER" and, collectively, the "BUYERS").

          THE PARTIES TO THIS AGREEMENT enter into this agreement on the basis of the following facts, intentions and understanding:

          A. The Company and certain Buyers (the "ORIGINAL BUYERS") entered into that certain Registration Rights Agreement (the "ORIGINAL AGREEMENT") dated as of November 9, 2004 (the "ORIGINAL DATE").

          B. The Company and each Original Buyer desires to amend and restate the terms of the Original Agreement to reflect the modifications to the terms of thereof. Now, therefore, the Original Agreement is amended and restated in its entirety as follows.

          C. The Company and the Buyers have entered into that certain Amended and Restated Securities Purchase Agreement of even date herewith (the "SECURITIES PURCHASE AGREEMENT"), and, upon the terms and subject to the conditions of the Securities Purchase Agreement, the Company has agreed to issue and sell to the Buyers an aggregate of (i) Fifty-Six Million Dollars ($56,000,000) of the Company's Convertible Notes due seven years after the date of issuance (as the same may be amended, modified or supplemented from time to time, the "NOTES"), which shall be convertible into shares of Class A common stock, $0.10 par value per share (the "COMMON STOCK") of the Company (as converted, the "INITIAL CONVERSION SHARES"), and shall be issued pursuant to and by the provisions of an Indenture dated as of the Closing Date (as the same may be amended, modified or supplemented from time to time, the "INDENTURE"), by and among the Company, as issuer, and The Bank of New York, as trustee (the "TRUSTEE") and (ii) multiple tranches of Warrants (such Warrants, as the same may be amended, modified or supplemented from time to time in accordance with the terms thereof, the "WARRANTS") to purchase up to fourteen million nine hundred thousand (14,900,000) shares of Common Stock (as exercised collectively, the "WARRANT SHARES").

          D. One of the tranches of Warrants are being issued at the time of execution of this Agreement (the "SERIES A WARRANTS" and as exercised, the "SERIES A WARRANT SHARES"), concurrently with the cancellation of the Series A Warrants issued to the Original Buyers on November 9, 2004.

          E. To induce the Buyers to execute and deliver the Securities Purchase Agreement, the Company has agreed to provide certain registration rights to the Buyers under the Securities Act of 1933, as amended, and the rules and regulations thereunder, or any similar successor statute (collectively, the "1933 ACT"), and applicable state securities laws.

          NOW, THEREFORE, in consideration of the promises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and each of the Buyers hereby agree as follows:

          Section 1. DEFINITIONS. As used in this Agreement, the following terms shall have the following meanings:

          "BUSINESS DAY" means any day other than Saturday, Sunday or any other day on which commercial banks in The City of New York are required by law to remain closed.

          "COMMISSION" means the Securities and Exchange Commission.

          "EFFECTIVE DATE" means the date the Registration Statement is declared effective by the SEC.

          "INVESTOR" means a Person who is a holder or beneficial owner of any Registrable Securities; provided, however, that so long as the Warrants are not issued pursuant to a Warrant Agreement, each Person who is a holder of Warrants or Warrants Shares shall only be an Investor if such Person is a Buyer or agrees to become bound by the provisions of this Agreement in accordance with Section 9 of this Agreement; provided further, that, unless otherwise expressly stated herein, only Registrable Securities held by Investors shall be counted for purposes of calculating any proportion of holders entitled to take any action or give notice pursuant to this Agreement.

          "NOTICE AND QUESTIONNAIRE" means a Selling Securityholder Notice and Questionnaire substantially in the form of Exhibit C attached hereto.

          "NOTICE INVESTOR" means any Investor of Registrable Securities that has delivered a properly completed and signed Notice and Questionnaire to the Company in accordance with Section 2(b) hereof.

          "PERSON" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization or association and governmental or any department or agency thereof.

          "REGISTER," "REGISTERED," and "REGISTRATION" means a registration effected by preparing and filing one or more Registration Statements (as defined below) in compliance with the 1933 Act and pursuant to Rule 415 under the 1933 Act or any successor rule providing for offering securities on a continuous or delayed basis ("RULE 415"), and the declaration or ordering of effectiveness of such Registration Statements by the Commission.

          "REGISTRABLE SECURITIES" means (x) in the event of the termination of the Securities Purchase Agreement (other than a termination pursuant to a Terminating Buyer Breach), the Series A Warrants and the Series A Warrant Shares and (y) from and after the Closing Date, (i) the Notes, (ii) the Warrants, (iii) the Conversion Shares issued or issuable upon conversion of the Notes, (iv) the Warrant Shares issued or issuable upon exercise of the Warrants, (v) any shares of capital stock issued or issuable with respect to securities referenced in this clause (y) as a result of any stock split, stock dividend, recapitalization, exchange or similar event or otherwise, without regard to any limitations on conversions of the Notes or exercise of the Warrants, and (vi) any shares of capital stock of any entity issued in respect of the capital stock referenced in the immediately preceding clauses as a result of a merger, consolidation, sale of assets, sale or exchange of capital stock or other similar transaction; provided, that any Registrable Securities that have been sold pursuant to a Registration Statement or Rule 144 promulgated under the 1933 Act shall no longer be Registrable Securities; provided, further, that any Series A Warrants cancelled in accordance with Section 9 of the Securities Purchase Agreement also shall no longer be Registrable Securities.

          "REGISTRATION   STATEMENT"   means   a   registration   statement   or
registration statements of the Company filed under the 1933 Act and covering all of the Registrable Securities.

          Capitalized terms used herein and not otherwise defined herein shall have the respective meanings set forth in the Securities Purchase Agreement.

          Section 2. REGISTRATION.

          (a) MANDATORY REGISTRATION. The Company shall use its best efforts to prepare and, as soon as practicable but in no event later than 30 calendar days after (x) the Closing Date or (y) the date of the termination of the Securities Purchase Agreement (the "TERMINATION DATE", and together with the Closing Date, the "FILING DEADLINE"), file with the Commission a Registration Statement on Form S-3 covering the resale of all of the Registrable Securities. In the event that Form S-3 is unavailable for such a registration, the Company shall use such other form as is available for such a registration, subject to the provisions of
Section 2(e) of this Agreement. The Registration Statement prepared pursuant hereto shall register the Registrable Securities for resale, including the Notes, the Warrants and at least 130% of the number of shares of Common Stock issuable upon conversion of the Notes, exercise of the Warrants by the Investors from time to time in accordance with the methods of distribution elected by such Investors or such other amount as required by Section 4(e) of the Securities Purchase Agreement. The Registration Statement shall contain (except if otherwise directed by the holders of at least a majority of the Registrable Securities) the "Selling Securityholders" and "Plan of Distribution" sections in substantially the form attached hereto as EXHIBIT B. The Company shall use reasonable efforts to have the Registration Statement declared effective by the Commission as soon as practicable, but not later than 90 calendar days (or in the event the Commission reviews the Registration Statement and requires the Company to make modifications thereto, 120 calendar days) after the Closing Date or the Termination Date, as applicable (the "EFFECTIVENESS DEADLINE").

          (b) The Company shall name each Investor that delivers a properly completed and signed Notice and Questionnaire to the Company as a selling securityholder in the Registration Statement. An Investor (other than the Buyers) of Registrable Securities may include such securities in the Registration Statement only if the Investor sends by first-class registered mail or by courier with delivery confirmation (or, at the option of the Company, by facsimile), a properly completed Notice and Questionnaire to the Company. The Company shall deliver the Notice and Questionnaire to the Buyers within five (5) Business Days after the Closing Date. In order to be included in the Registration Statement at the time of its effectiveness, the Notice and Questionnaire must be sent to the Company (x) by the Buyers on or prior to 9:00 a.m., New York time, on the fifth Business Day prior to initial effectiveness of the Registration Statement, (y) by the Investors (other than the Buyers and transferees of Registrable Securities) on or prior to the 10th Business Day after the date the Notice and Questionnaire is deemed to have been given in accordance with Section 11(b) hereof or, (z) in the case of a Investor that is a transferee of Registrable Securities, on or prior to the earlier of (I) the 20th Business Day after the completion of the transfer of Registrable Securities to the transferee and (II) 9:00 a.m., New York time, on the fifth Business Day prior to initial effectiveness of the Registration Statement) (in any case, subject to extension at the discretion of the Company, the "QUESTIONNAIRE DEADLINE"). The Company agrees and undertakes that it shall distribute a Notice and Questionnaire (A) no later than 30 Business Days prior to the expected effectiveness of the Registration Statement to each Investor in accordance with
Section 11(b) hereof, and (B) in the case of a Investor that is a transferee of Registrable Securities, upon the request of such transferee Investor given in accordance with Section 11(b) hereof, to such Investor at the address set forth in such request.

               (1) Following the effectiveness of the Registration Statement, upon receipt of a completed Notice and Questionnaire from a Investor, the Company will, as promptly as practicable, but in any event within ten (10) Business Days after its receipt thereof, file any supplements to the related Prospectus or file any post-effective amendment to the Registration Statement that is required by applicable law to cause a Investor to be named as a selling securityholder in the Registration Statement and permit such Investor to deliver the Prospectus to purchasers of Registrable Securities (a "POST-EFFECTIVE AMENDMENT"); provided, however, that (i) if a supplement to the related Prospectus is required to permit the Investor (or other Investors not included in the Registration Statement upon effectiveness) to deliver the Prospectus to purchasers of Registrable Securities, the Company shall not be required to file more than one (1) such supplement during any twenty (20) day period and (ii) if a post-effective amendment to the Registration Statement is required to permit the Investor (or other Investors not included in the Registration Statement upon effectiveness) to deliver the Prospectus to purchasers of Registrable Securities, the Company shall not be required to file more than one (1) post-effective amendment to the Registration Statement in any sixty
     (60) day period. The Company shall use its reasonable best efforts to cause any such post-effective amendment to become effective under the 1933 Act as promptly as is practicable.

               (2) Each Investor as to which the Registration Statement is being effected shall furnish promptly to the Company (x) such other information as the Company may reasonably request for use in connection with the Registration Statement or Prospectus or in any application to be filed with or under state securities laws and (y) all information required to be disclosed in order to make the information previously furnished to the Company by such Investor not misleading.

          (c) ALLOCATION OF CONVERSION SHARES AND WARRANT SHARES. The initial number of Conversion Shares and Warrant Shares included in any Registration Statement and each increase in the number thereof included therein shall be allocated pro rata among the Investors based on the number of Registrable Securities held by each Investor at the time the Registration Statement covering such initial number of Registrable Securities or increase thereof is declared effective by the Commission. In the event that an Investor sells or otherwise transfers any of such Investor's Registrable Securities, each transferee shall be allocated the portion of the then remaining number of the applicable Registrable Securities included in such Registration Statement allocable to the transferor. In no event shall the Company include any securities other than Registrable Securities on any Registration Statement without the prior written consent of the Investors holding at least a majority in interest of the applicable Registrable Securities, determined as if all of the Notes held by Investors then outstanding had been converted into Conversion Shares and all Warrants then outstanding had been exercised for Warrant Shares without regard to any limitations on conversion of the Notes or exercise of the Warrants (the "REQUIRED HOLDERS").

          (d) LEGAL COUNSEL. Subject to Section 5 of this Agreement, the Required Holders in interest of the Registrable Securities shall have the right to select one legal counsel to review and comment upon any registration pursuant to this Agreement (the "LEGAL COUNSEL"), which the Investors agree shall be Schulte Roth & Zabel LLP or such other counsel as thereafter designated in writing by the Required Holders. Schulte Roth & Zabel LLP, or any other counsel designated in writing by the Required Holders, shall not review any provisions of any such registration relating to any Investor that sends such counsel written notice that such Investor does not wish such counsel to review such registration in connection with the matters discussed in this Section 2(d). The Investors, other than any Investor that delivers the notice discussed in the preceding sentence, hereby waive any conflict of interest or potential conflict of interest that may arise as a result of the review of any provisions relating to such Investors by Schulte Roth & Zabel LLP in connection with the subject matter of this Agreement. This provision will not prohibit any other counsel to an Investor from reviewing and commenting on any registration filed pursuant to this Agreement at no cost to the Company.

          (e) INELIGIBILITY FOR FORM S-3. If Form S-3 is not available for the registration of the resale of the Registrable Securities hereunder or the Company is not permitted by the 1933 Act or the Commission to use Form S-3, then the Company shall (i) register the resale of the Registrable Securities on another appropriate form reasonably acceptable to the Required Holders and (ii) undertake to register the Registrable Securities on Form S-3 as soon as such form is available; provided, however, that the Company shall maintain the effectiveness of the Registration Statement then in effect until such time as a Registration Statement on Form S-3 covering all of the Registrable Securities has been declared effective by the Commission or, if earlier, until the end of the Registration Period (as defined in Section 3(a).

          (f) SUFFICIENT NUMBER OF SHARES REGISTERED. In the event the number of shares registered under a Registration Statement filed pursuant to Section 2(a) of this Agreement is insufficient to cover all of the Conversion Shares and Warrant Shares or all of an Investor's allocated portion of the Conversion Shares and Warrant Shares pursuant to Section 2(c) of this Agreement, the Company shall amend the Registration Statement, or file a new Registration Statement (on the short form available therefor, if applicable), or both, so as to cover at least one hundred fifty percent (150%) of the number of such Conversion Shares and Warrant Shares as of the trading day immediately preceding the date of the filing of such amendment and/or new Registration Statement, in each case, as soon as practicable, but in no event later than fifteen (15) days after the necessity therefor arises. The Company shall use its reasonable efforts to cause such amendment and/or new Registration Statement to become effective as soon as practicable following the filing thereof but in no event later than sixty (60) days after the filing thereof. The calculation of the number of shares sufficient to cover all of the Conversion Shares and Warrant Shares shall be made without regard to any limitations on the conversion of the Notes or the exercise of the Warrants, and such calculation shall assume that all of the Notes are then convertible into, and all of the Warrants are then exercisable for, shares of Common Stock at the then prevailing Conversion Rate (as defined in the Notes) or Warrant Exercise Price (as defined in the Warrants), as applicable.

          (g) EFFECT OF FAILURE TO FILE AND OBTAIN AND MAINTAIN EFFECTIVENESS OF REGISTRATION STATEMENT. Subject to any elections made pursuant to Section 4(b), if (i) a Registration Statement covering all the Registrable Securities is not filed with the Commission on or before the Filing Deadline or is not declared effective by the Commission on or before the Effectiveness Deadline, (ii) a Registration Statement covering all of the Registrable Securities required to be covered thereby, as described in Section 2(f) of this Agreement, is not filed with the Commission on or before the deadline described in Section 2(f) of this Agreement or is not declared effective by the Commission on or before the deadline described in Section 2(f) of this Agreement, (iii) on any day after any such Registration Statement has been declared effective by the Commission, sales of all of the Registrable Securities required to be included on such Registration Statement cannot be made as a matter of law (other than during an Allowable Grace Period (as defined in Section 3(n) of this Agreement) pursuant to such Registration Statement (including, without limitation, because of a failure to keep such Registration Statement effective, to disclose such information as is necessary for sales to be made pursuant to such Registration Statement or to register a sufficient number of shares of Common Stock but excluding failures caused solely by a breach of the applicable Investor's obligations hereunder), or (iv) a Grace Period (as defined in Section 3(n) of this Agreement) exceeds the length of an Allowable Grace Period (each of the items described in clauses (i), (ii), (iii) and (iv) above shall be referred to as a "REGISTRATION DELAY"), then, as partial relief for the damages to any holder by reason of any such delay in or reduction of its ability to sell the underlying shares of Common Stock (which remedy shall not be exclusive of any other remedies available at law or in equity) the Company shall pay on the occurrence of each Registration Delay and every thirtieth day (pro rated for periods totaling less than thirty days) thereafter until such Registration Delay is cured, (1) to each holder of the Notes or Conversion Shares an amount in cash equal to the product of (i) the initial principal amount at which the Notes held by such holder were issued or the initial conversion price paid for the related Conversion Shares multiplied by (ii) two percent (2%) and (2) to each holder of the Warrants or Warrant Shares an amount in cash equal to the product of (i) the Exercise Price for such Warrant or the related Warrant Shares multiplied by (ii) two percent (2%). The payments to which a holder shall be entitled pursuant to this Section 2(g) are referred to herein as "REGISTRATION DELAY PAYMENTS." The Registration Delay Payments shall be paid in cash on the earlier of (A) the last day of the calendar month during which such Registration Delay Payments are incurred and (B) the third Business Day after the event or failure giving rise to the Registration Delay Payments is cured. In the event the Company fails to make Registration Delay Payments in a timely manner, such Registration Delay Payments shall bear interest at the rate of one and two-tenths percent (1.2%) per month (prorated for partial months) until paid in full.

          (h) Immediately following the occurrence of a Registration Delay, the Company shall give the Trustee, so long as the Notes remain outstanding and the warrant agent, if any, so long as any Warrants remain outstanding, notice of such commencement or termination of the obligation to pay Registration Delay Payments with regard to the Notes or Warrants, as applicable, and the amount thereof and of the nature of the delay giving rise to such commencement or the event giving rise to such termination, as the case may be (such notice to be contained in an Officer's Certificate (as such term is defined in the Indenture)), and prior to receipt of such Officer's Certificate the Trustee and, if applicable, the warrant agent and the transfer and paying agent shall be entitled to assume that no such commencement or termination has occurred, as the case may be.

          Section 3. RELATED OBLIGATIONS. At such time as the Company is obligated to file a Registration Statement with the Commission pursuant to
Section 2(a), 2(e) or 2(f) of this Agreement, the Company will use reasonable efforts to effect the registration of all of the Registrable Securities in accordance with the intended method of disposition thereof and, pursuant thereto, the Company shall have the following obligations:

          (a) The Company shall promptly prepare and file with the Commission a Registration Statement with respect to all of the Registrable Securities (but in no event later than the applicable Filing Deadline) and use reasonable efforts to cause such Registration Statement relating to all of the Registrable Securities required to be covered thereby to become effective as soon as practicable after such filing (but in no event later than the applicable Effectiveness Deadline). The Company shall submit to the SEC, within two (2) Business Days after the Company learns that no review of a particular Registration Statement will be made by the staff of the SEC or that the staff has no further comments on a particular Registration Statement, as the case may be, a request for acceleration of effectiveness of such Registration Statement to a time and date not later than 48 hours after the submission of such request. The Company shall, subject to the terms of this Agreement, keep each Registration Statement effective pursuant to Rule 415 at all times during the period from the date it is initially declared effective until the earliest of
(i) the second  anniversary  of the date such  Registration  Statement is filed,
(ii) the date as of which all of the Investors (other than any Investors who are "affiliates" of the Company as such term is used in Rule 144(k) promulgated under the 1933 Act) may sell all of the Registrable Securities without restriction pursuant to Rule 144(k) (or the successor rule thereto) promulgated under the 1933 Act or (iii) the date on which all of the Investors shall have sold all of the Registrable Securities (the "REGISTRATION PERIOD"), which Registration Statement, as of its filing and effective dates and each day thereafter (including all amendments or supplements thereto, as of their respective filing and effective dates and each day thereafter), shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein, or necessary to make the statements therein, not misleading, and the prospectus contained in such Registration Statement, as of its filing date and each day thereafter (including all amendments and supplements thereto, as of their respective filing dates and each day thereafter), shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated thereon, or necessary to make the statements therein, in the light of the circumstances in which they were made, not misleading.

          (b) Subject to Section 3(n) of this Agreement, the Company shall prepare and file with the Commission such amendments (including post-effective amendments) and supplements to the Registration Statement and the prospectus used in connection with such Registration Statement, which prospectus is to be filed pursuant to Rule 424 (or any successor rule thereto) promulgated under the

1933 Act, as may be necessary to keep such Registration Statement effective at all times during the Registration Period, and, during such period, comply with the provisions of the 1933 Act. In the case of amendments and supplements to a Registration Statement and the prospectus used in connection with such Registration Statement which are required to be filed pursuant to this Agreement (including pursuant to this Section 3(b)) by reason of the Company filing a report on Form 10-K, Form 10-Q or Form 8-K or any analogous report under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, or any similar successor statute (the "1934 ACT"), the Company shall have incorporated such report by reference into such Registration Statement, if applicable, or shall file such amendments or supplements with the Commission on the same day on which the 1934 Act report is filed which created the requirement for the Company to amend or supplement such Registration Statement and prospectus.

          (c) The Company shall permit Legal Counsel, or if no Legal Counsel shall have been chosen by the Investors, the Investors, to review and provide written comment upon each Registration Statement, prospectus and all amendments and supplements thereto at least three (3) Business Days prior to their filing with the Commission. The Company shall furnish to the Investors and Legal
Counsel, without charge, (i) promptly after receipt of such correspondence, copies of all correspondence from the Commission or the staff of the Commission to the Company or its representatives relating to each Registration Statement, prospectus and all amendments and supplements thereto, (ii) promptly after the same is prepared and filed with the Commission, one (1) copy of each Registration Statement, prospectus and all amendments and supplements thereto, including all exhibits and financial statements related thereto, and (iii)
promptly upon the effectiveness of each Registration Statement and each amendment and supplement thereto, one (1) copy of the prospectus included in each such Registration Statement and all amendments and supplements thereto. The Company agrees that it will, and it will cause its counsel to, consider in good faith any comments or objections from Legal Counsel, or if no Legal Counsel shall have been selected, the Investors, as to the form or content of each Registration Statement, prospectus and all amendments or supplements thereto or any request for acceleration of the effectiveness of each Registration Statement, prospectus and all amendments or supplements thereto.

          (d) The Company hereby agrees to take all appropriate actions to cause the Registrable Securities, from and after the Effective Date, to be promptly exchangeable for book-entry securities held by The Depository Trust Company ("DTC"), which actions shall include, without limitation:

               (1) preparing and delivering such forms to DTC to ensure that the Registrable Securities will be properly deposited with DTC from and after the Effective Date;

               (2) obtaining CUSIP numbers for such Registrable Securities;

               (3) delivering a single, permanent global Note in definitive, fully-registered form without interest coupons to DTC; and

               (4) if the Warrants are issued pursuant to a Warrant Agreement, delivering a single, permanent global Warrant for each series of Warrants in definitive, fully-registered form to DTC.

          (e) Subject to Section 3(n) of this Agreement, and excluding any Registrable Shares held by Investors electing to exclude their Registrable Shares from the Registration Statement under Section 4(b), the Company shall use reasonable efforts to (i) promptly register and qualify, unless an exemption from registration and qualification applies, the resale of the Registrable Securities under such other securities or "blue sky" laws of all applicable jurisdictions in the United States as any holder of Registrable Shares reasonably requests in writing, (ii) promptly prepare and file in those jurisdictions, such amendments (including post-effective amendments) and supplements to such registrations and qualifications as may be necessary to maintain the effectiveness thereof during the Registration Period, (iii) promptly take such other actions as may be reasonably necessary to maintain such registrations and qualifications in effect at all times during the Registration Period, and (iv) promptly take all other actions reasonably necessary or advisable to qualify the Registrable Securities for sale in such jurisdictions; provided, however, that the Company shall not be required in connection therewith or as a condition thereto to file a general consent to service of process in any such jurisdiction, except in such jurisdictions where the Company is subject to service of process. The Company shall promptly notify each Investor who holds Registrable Securities and Legal Counsel of the receipt by the Company of any notification with respect to the suspension of the registration or qualification of any of the Registrable Securities for sale under the securities or "blue sky" laws of any jurisdiction in the United States or its receipt of notice of the initiation or threatening of any proceeding for such purpose.

          (f) Notwithstanding anything to the contrary set forth herein, as promptly as practicable after becoming aware of such event, the Company shall notify each Investor and Legal Counsel in writing of the happening of any event as a result of which (i) the Registration Statement or any amendment or supplement thereto, as then in effect, includes an untrue statement of a material fact or omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the prospectus related to such Registration Statement or any amendment or supplement thereto includes an untrue statement of a material fact or omission to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and, subject to Section 3(n) of this Agreement, promptly prepare a supplement or amendment to such Registration Statement and prospectus to correct such untrue statement or omission, and deliver such number of copies of such supplement or amendment to each Investor and Legal Counsel as such Investor or Legal Counsel may reasonably request. The Company shall also promptly notify each Investor and Legal Counsel in writing (i) when a prospectus and each prospectus supplement or amendment thereto has been filed, and when a Registration Statement and each amendment (including post-effective amendments) and supplement thereto has been declared effective by the Commission (notification of such effectiveness shall be delivered to each Investor and
Legal Counsel by facsimile on the same day of such effectiveness and by overnight mail), (ii) of any request by the Commission for amendments or supplements to a Registration Statement or related prospectus or related information, and (iii) of the Company's reasonable determination that an amendment (including any post-effective amendment) or supplement to a

Registration Statement or prospectus would be appropriate (subject to Section 3(n) hereof).

          (g) Subject to Section 3(n) of this Agreement, the Company shall use reasonable efforts to (i) prevent the issuance of any stop order or other suspension of effectiveness of a Registration Statement, or the suspension of the qualification of any of the Registrable Securities for sale in any jurisdiction, (ii) if such an order or suspension is issued, obtain the withdrawal of such order or suspension at the earliest practicable moment and notify each holder of Registrable Securities and Legal Counsel of the issuance of such order and the resolution thereof or its receipt of notice of the initiation or threat of any proceeding for such purpose.

          (h) The Company shall hold in confidence and not make any disclosure of information concerning an Investor provided to the Company unless (i) disclosure of such information is necessary to comply with United States federal or state securities laws, (ii) the disclosure of such information is necessary to avoid or correct a misstatement or omission in any Registration Statement, prospectus or any amendment or supplement thereto, (iii) the release of such information is ordered pursuant to a subpoena or other final, non-appealable order from a court or governmental body of competent jurisdiction, or (iv) such information has been made generally available to the public other than by disclosure in violation of this Agreement or any other agreement. The Company agrees that it shall, upon learning that disclosure of such information concerning an Investor is sought in or by a court or governmental body of competent jurisdiction or through other means, unless ordered or requested by the Commission or other governmental authority not to do so, give prompt written notice to such Investor and allow such Investor, at the Investor's expense, to undertake appropriate action to prevent disclosure of, or to obtain a protective order for, such information.

          (i) The Company shall use reasonable efforts to cause all the Conversion Shares and Warrant Shares to be listed on each securities exchange on which securities of the same class or series issued by the Company are then listed, if any, if the listing of such Conversion Shares and Warrant Shares is then permitted under the rules of such exchange. The Company shall pay all fees and expenses in connection with satisfying its obligation under this Section 3(i).

          (j) In connection with any sale or transfer of Registrable Securities pursuant to a Registration Statement, the Company shall cooperate with the Investors who hold Registrable Securities being offered and, to the extent applicable, facilitate the timely preparation and delivery of certificates (not bearing any restrictive legend) representing the Registrable Securities to be offered pursuant to a Registration Statement and enable such certificates to be in such denominations or amounts, as the case may be, as the Investors may reasonably request and, registered in such names as the Investors may request.

          (k) If requested by an Investor, the Company shall (i) as soon as practicable, incorporate in each prospectus supplement or post-effective amendment to the Registration Statement such information as an Investor provides in writing and reasonably requests to be included therein relating to the sale and distribution of the Registrable Securities, and (ii) as soon as practicable, make all required filings of such prospectus supplement or post-effective amendment after being notified of the matters to be incorporated in such prospectus supplement or post-effective amendment.

          (l) The Company shall comply with all applicable rules and regulations of the Commission in connection with any registration hereunder.

          (m) Within two (2) Business Days after a Registration Statement is ordered effective by the Commission the Company will so notify the transfer agent for the Registrable Securities and the Investors whose Registrable Securities are included in the Registration Statement.

          (n) Notwithstanding anything to the contrary herein, at any time after a Registration Statement has been declared effective by the Commission, the Company may delay the disclosure of material non-public information concerning the Company if the disclosure of such information at the time is not, in the good faith judgment of the Board of Directors of the Company relying upon the opinion of counsel, in the best interests of the Company (a "GRACE PERIOD"); provided, however, that the Company shall promptly (i) notify the Investors in writing of the existence of material non-public information giving rise to a Grace Period (provided that the Company shall not disclose the content of such material non-public information to the Investors) and the date on which the Grace Period will begin, and (ii) notify the Investors in writing of the date on which the Grace Period ends; provided further, that no single Grace Period shall exceed fifteen (15) consecutive days, and during any three hundred sixty-five
(365) day period, the aggregate of all of the Grace Periods shall not exceed an aggregate of thirty (30) days and the first day of any Grace Period must be at least five (5) trading days after the last day of any prior Grace Period (each Grace Period complying with this provision being an "ALLOWABLE GRACE PERIOD"). For purposes of determining the length of a Grace Period, the Grace Period shall be deemed to begin on and include the date the Investors receive the notice referred to in clause (i) above and shall end on and include the later of the date the Investors receive the notice referred to in clause (ii) above and the date referred to in such notice; provided, however, that no Grace Period shall be longer than an Allowable Grace Period. The provisions of Section 3(g) of this Agreement shall not be applicable during the period of any Allowable Grace Period. Upon expiration of the Grace Period, the Company shall again be bound by the first sentence of Section 3(f) of this Agreement.

          (o) If reasonably requested in writing in connection with any disposition of Registrable Securities pursuant to a Registration Statement, make reasonably available for inspection during normal business hours by a representative for the Investors of such Registrable Securities and any broker-dealers, attorneys and accountants retained by such Investors, all relevant financial and other records, pertinent corporate documents and properties of the Company and its subsidiaries, and cause the appropriate executive officers, directors and designated employees of the Company and its subsidiaries to make reasonably available for inspection during normal business hours all relevant information reasonably requested by such representative for the Investors or any such broker-dealers, attorneys or accountants in connection with such disposition, in each case as is customary for similar "due diligence" examinations; provided, however, that any information that is designated by the Company, in good faith, as confidential at the time of delivery of such information shall be kept confidential by such Persons, unless disclosure thereof is made in connection with a court, administrative or regulatory proceeding or required by law, or such information has become available to the public generally through the Company or through a third party without an accompanying obligation of confidentiality.

          (p) The Company shall make generally available to its security holders as soon as practical, but not later than ninety (90) days after the close of the period covered thereby, an earnings statement (in form complying with, and in the manner provided by, the provisions of Rule 158 under the 1933 Act) covering a twelve-month period beginning not later than the first day of the Company's fiscal quarter next following the effective date of a Registration Statement.

          Section 4. OBLIGATIONS OF THE INVESTORS.

          (a) It shall be a condition precedent to the obligations of the Company to complete the registration pursuant to this Agreement with respect to the Registrable Securities of a particular Investor that such Investor shall furnish to the Company such information regarding itself, the Registrable Securities held by it and the intended method of disposition of the Registrable Securities held by it as shall be reasonably required to effect the effectiveness of the registration of such Registrable Securities and shall execute such documents in connection with such registration as the Company may reasonably request. Each Investor shall promptly notify the Company of any material change with respect to such information previously provided to the Company by such Investor.

          (b) Each Investor agrees to cooperate with the Company as reasonably requested by the Company in connection with the preparation and filing of any Registration Statement hereunder, unless such Investor has notified the Company in writing of such Investor's election to exclude all of such Investor's Registrable Securities from such Registration Statement, in which case, such Investor does not need to cooperate with the Company until it notifies the Company of its desire to include one or more shares of the Registrable Securities in such Registration Statement.

          (c) Each Investor agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 3(g) or 3(n) of this Agreement or the first sentence of Section 3(f) of this Agreement, such Investor will immediately discontinue disposition of Registrable Securities pursuant to any Registration Statements covering such Registrable Securities until such Investor's receipt of the copies of the amended or supplemented prospectus contemplated by Section 3(g) of this Agreement or the first sentence of Section 3(f) of this Agreement or receipt of notice that no amendment or supplement is required and, if so directed by the Company, such Investor shall deliver to the Company (at the expense of the Company) or destroy (and deliver to the Company a certificate of destruction) all copies of the prospectus covering such Registrable Securities current at the time of receipt of such notice (other than a single file copy, which such Investor may keep) in such Investor's possession.

          Section  5.  EXPENSES  OF  REGISTRATION.   All  expenses,  other  than
underwriting discounts and commissions, incurred in connection with registrations, filings or qualifications pursuant to Sections 2 and 3 of this Agreement, including, without limitation, all registration, listing and qualifications fees, printers and accounting fees, transfer agent fees and fees and disbursements of counsel for the Company, shall be paid by the Company. The Company shall pay all of the Investors' reasonable costs (including reasonable fees and disbursements of Legal Counsel) incurred by the Company on behalf of the Investors in connection with the registration, filing or qualification pursuant to this Agreement.

          Section 6. INDEMNIFICATION. In the event any Registrable Securities are included in a Registration Statement under this Agreement:

          (a) To the fullest extent permitted by law, the Company will, and hereby does, indemnify, hold harmless and defend each Investor, the directors, officers, members, partners, employees, agents, representatives of, and each Person, if any, who controls any Investor within the meaning of the 1933 Act or the 1934 Act (each, an "INDEMNIFIED PERSON"), against any losses, claims, damages, liabilities, judgments, fines, penalties, charges, costs, reasonable attorneys' fees, amounts paid in settlement or expenses, joint or several, (collectively, "CLAIMS") incurred in investigating, preparing or defending any action, claim, suit, inquiry, proceeding, investigation or appeal taken from the foregoing by or before any court or governmental, administrative or other regulatory agency, body or the Commission, whether pending or threatened, whether or not an indemnified party is or may be a party thereto ("INDEMNIFIED DAMAGES"), to which any of them may become subject insofar as such Claims (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon (i) any untrue statement or alleged untrue statement of a material fact in a Registration Statement or any amendment (including post-effective amendments) or supplement thereto or in any filing made in connection with the qualification of the offering under the securities or other "blue sky" laws of any jurisdiction in which the Registrable Securities are offered ("BLUE SKY FILING"), or the omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) any untrue statement or alleged untrue statement of a material fact contained in any preliminary prospectus if authorized for use by the Company prior to the effective date of such Registration Statement, or contained in the final prospectus (as amended or supplemented, if any) or the omission or alleged omission to state therein any material fact necessary to make the statements made therein, in light of the circumstances under which the statements therein were made, not misleading, (iii) any violation or alleged violation by the Company of the 1933 Act, the 1934 Act, any other law, including, without limitation, any state securities law, or any rule or regulation thereunder relating to the offer or sale of the Registrable Securities pursuant to a Registration Statement, or (iv) any material violation of this Agreement by the Company (the matters in the foregoing clauses (i) through (iv) being, collectively, "VIOLATIONS"). Subject to Section 6(c) of this Agreement, the Company shall reimburse the Indemnified Persons, promptly as such expenses are incurred and are due and payable, for any legal fees or other reasonable expenses incurred by them in connection with investigating or defending any such Claim. Notwithstanding anything to the contrary contained herein, the indemnification agreement contained in this Section 6(a): (i) shall not apply to a Claim by an Indemnified Person arising out of or based upon a Violation which occurs in reliance upon and in conformity with information furnished in writing to the Company by such Indemnified Person or its Legal Counsel expressly for use in connection with the preparation of the Registration Statement or any such amendment thereof or supplement thereto; (ii) shall not be available to the extent such Claim is based on a failure of the Investor to deliver or to cause to be delivered the prospectus made available by the Company, including a corrected prospectus, if such prospectus or corrected prospectus was timely made available by the Company pursuant to Section 3(d) of this Agreement; and (iii) shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of the

Company, which consent shall not be unreasonably withheld, conditioned or delayed. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Indemnified Person and shall survive the transfer of the Registrable Securities by the Investors pursuant to Section 9 of this Agreement.

          (b) In connection with any Registration Statement in which an Investor is participating, each such Investor agrees to severally and not jointly indemnify, hold harmless and defend, to the same extent and in the same manner as is set forth in Section 6(a) of this Agreement, the Company, each of its directors, each of its officers who signs the Registration Statement, its agents and each Person, if any, who controls the Company within the meaning of the 1933 Act or the 1934 Act (each, an "INDEMNIFIED PARTY"), against any Claims or Indemnified Damages to which any of them may become subject, under the 1933 Act, the 1934 Act or otherwise, insofar as such Claims or Indemnified Damages arise out of or are based upon any Violation (including for purposes of this paragraph, a material violation of this Agreement by the Investor), in each case to the extent, and only to the extent, that such Violation occurs in reliance upon and in conformity with written information furnished to the Company by such Investor or its Legal Counsel expressly for use in connection with such Registration Statement and, subject to Section 6(c) of this Agreement, such Investor will reimburse any legal or other expenses reasonably incurred by an Indemnified Party in connection with investigating or defending any such Claim; provided, however, that the indemnification agreement contained in this Section 6(b) and the agreement with respect to contribution contained in Section 7 of this Agreement shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of such Investor, which consent shall not be unreasonably withheld or delayed; provided, further, that the Investor shall be liable under this Section 6(b) for only that amount of the Claims and Indemnified Damages as does not exceed the net proceeds to such Investors as a result of the sale of Registrable Securities pursuant to such Registration Statement. Such indemnification agreement shall remain in full force and effect regardless of any investigation made by or on behalf of such Indemnified Party and shall survive the transfer of the Registrable Securities by the Investors pursuant to Section 9 of this Agreement. Notwithstanding anything to the contrary contained herein, the indemnification agreement contained in this Section 6(b) shall not inure to the benefit of any Indemnified Party if the untrue statement or omission of material fact contained in the preliminary prospectus was corrected on a timely basis in the prospectus, as then amended or supplemented.

          (c) Promptly after an Indemnified Person or Indemnified Party under this Section 6 has knowledge of any Claim as to which such Indemnified Person or Indemnified Party reasonably believes indemnity may be sought or promptly after such Indemnified Person or Indemnified Party receives notice of the commencement of any action or proceeding (including any governmental action or proceeding) involving a Claim, such Indemnified Person or Indemnified Party shall, if a Claim in respect thereof is to be made against any indemnifying party under this
Section 6, deliver to the indemnifying party a written notice of such Claim, and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume control of the defense thereof with counsel mutually satisfactory to the indemnifying party and the Indemnified Person or the Indemnified Party, as the case may be; provided, however, that an Indemnified Person or Indemnified Party shall have the right to retain its own counsel if, in the reasonable opinion of counsel retained by the indemnifying party, the representation by such counsel of the Indemnified Person or Indemnified Party and the indemnifying party would be inappropriate due to actual or potential differing interests between such Indemnified Person or Indemnified Party and any other party represented by such counsel in such proceeding; provided, further, that the indemnifying party shall not be responsible for the reasonable fees and expense of more than one (1) separate legal counsel for such Indemnified Person or Indemnified Party. In the case of an Indemnified Person, the legal counsel referred to in the immediately preceding sentence shall be selected by the Required Holders. The Indemnified Party or Indemnified Person shall cooperate fully with the indemnifying party in connection with any negotiation or defense of any such action or Claim by the indemnifying party and shall furnish to the indemnifying party all information reasonably available to the Indemnified Party or Indemnified Person which relates to such action or Claim. The indemnifying party shall keep the Indemnified Party or Indemnified Person fully apprised at all times as to the status of the defense or any settlement negotiations with respect thereto. No indemnifying party shall be liable for any settlement of any action, claim or proceeding effected without its prior written consent; provided, however, that the indemnifying party shall not unreasonably withhold, delay or condition its consent. No indemnifying party shall, without the prior written consent of the Indemnified Party or Indemnified Person, consent to entry of any judgment or enter into any settlement or other compromise which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party or Indemnified Person of a full release from all liability in respect to such Claim and action and proceeding. After indemnification as provided for under this Agreement, the rights of the indemnifying party shall be subrogated to all rights of the Indemnified Party or Indemnified Person with respect to all third parties, firms or corporations relating to the matter for which indemnification has been made. The failure to deliver written notice to the indemnifying party as provided in this Agreement shall not relieve such indemnifying party of any liability to the Indemnified Person or Indemnified Party under this Section 6, except to the extent that the indemnifying party is prejudiced in its ability to defend such action.

          (d) No Person involved in the sale of Registrable Securities who is guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) in connection with such sale shall be entitled to indemnification from any Person involved in such sale of Registrable Securities who is not guilty of fraudulent misrepresentation.

          (e) The indemnification required by this Section 6 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or Indemnified Damages are incurred.

          (f) The indemnification agreements contained herein shall be in addition to (i) any cause of action or similar right of the Indemnified Party or Indemnified Person against the indemnifying party or others, and (ii) any liabilities the indemnifying party may be subject to pursuant to the law.

          Section 7. CONTRIBUTION. To the extent any indemnification by an indemnifying party is prohibited or limited by law, the indemnifying party agrees to make the maximum contribution with respect to any amounts for which it would otherwise be liable under Section 6 of this Agreement to the fullest extent permitted by law; provided, however, that:

          (i) no contribution shall be made under circumstances where the maker would not have been liable for indemnification under the fault standards set forth in Section 6 of this Agreement, (ii) no Person involved in the sale of Registrable Securities who is guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) in connection with such sale shall be entitled to contribution from any Person involved in such sale of Registrable Securities who is not guilty of fraudulent misrepresentation, and (iii) contribution by any seller of Registrable Securities shall be limited in amount to the net amount of proceeds received by such seller from the sale of such Registrable Securities pursuant to such Registration Statement. The provisions of this Section 7 shall remain in full force and effect, regardless of the investigation made by or on behalf of the beneficiaries of this Section 7 and shall survive the transfer of Registrable Securities by the Investors pursuant to Section 9 of this Agreement.

          Section 8.  REPORTING.

          (a) Reports Under The 1934 Act. With a view to making available to the Investors the benefits of Rule 144 promulgated under the 1933 Act or any other similar rule or regulation of the Commission that may at any time permit the Investors to sell securities of the Company to the public without registration ("Rule 144"), the Company shall use reasonable efforts to:

               (1) make and keep public information available, as those terms are understood and defined in Rule 144;

               (2) file with the Commission in a timely manner all reports and other documents required of the Company under the 1933 Act and the 1934 Act; and

               (3) furnish to each Investor, so long as such Investor owns Registrable Securities, promptly upon request, (A) a written statement by the Company, if true, that it has complied with the applicable reporting requirements of Rule 144, the 1933 Act and the 1934 Act, (B) a copy of the most recent annual or quarterly report of the Company and copies of such other reports and documents so filed by the Company, and (C) such other information as may be reasonably requested to permit the Investors to sell such securities pursuant to Rule 144 without registration.

          (b) Rule 144A Information. The Company shall, upon request of any Investor, make available to such Investor the information required by Rule 144A(d)(4) (or any successor rule) under the 1933 Act.

          Section 9. ASSIGNMENT OF REGISTRATION RIGHTS. This Agreement shall inure to the benefit of and be binding upon the successors and assigns of each of the parties, including, without the need for an express assignment or any consent by the Company thereto, subsequent Investors, subject to the condition that such transfer shall have been conducted in accordance with all applicable federal and state securities laws; provided, however, that if the Warrants are not issued pursuant to a Warrant Agreement, the assignment of rights hereunder to the holders of such Warrants and Warrant Shares shall only be automatically assignable by such Investor to any transferee of all or any portion of such Investor's Registrable Securities if: (i) such Investor agrees in writing with the transferee or assignee to assign such rights, and a copy of such agreement is furnished to the Company within a reasonable time after such assignment; (ii) the Company is, within a reasonable time after such transfer or assignment, furnished with written notice of (a) the name and address of such transferee or assignee, and (b) the securities with respect to which such rights are being transferred or assigned; (iii) immediately following such transfer or assignment, the further disposition of such securities by the transferee or assignee is restricted under the 1933 Act and applicable state securities laws;
(iv) at or before the time the Company receives the written notice contemplated by clause (ii) of this sentence, the transferee or assignee agrees in writing with the Company to be bound by all of the obligations of an Investor under this Agreement; (v) such transfer shall have been made in accordance with the applicable requirements of the Securities Purchase Agreement and the Warrants; and (vi) such transfer shall have been conducted in accordance with all applicable federal and state securities laws. The Company hereby shall extend the benefits of this Agreement to any Investor and any such Investor may specifically enforce the provisions of this Agreement as if an original party hereto. In the event that any other Person shall succeed to the Company under the Indenture or any Warrant Agreement, then such successor shall enter into an agreement, in form and substance reasonably satisfactory to the Required Holders, whereby such successor shall assume all of the Company's obligations under this Agreement.

          Section 10. AMENDMENT OF REGISTRATION RIGHTS. Any provision of this Agreement may be amended and the observance of any provision of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the Required Holders. Any amendment or waiver effected in accordance with this Section 10 shall be binding upon each Investor and the Company. No such amendment shall be effective to the extent that it applies to less than all of the holders of the Registrable Securities. No consideration shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of any of this Agreement unless the same consideration also is offered to all of the parties to this Agreement.

          Section 11.  MISCELLANEOUS.

          (a) A Person is deemed to be a holder of Registrable Securities whenever such Person owns or is deemed to own of record such Registrable Securities. If the Company receives conflicting instructions, notices or elections from two or more Persons with respect to the same Registrable Securities, the Company shall act upon the basis of instructions, notice or election received from such record owner of such Registrable Securities.

          (b) Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement (except as otherwise set forth herein) must be in writing and will be deemed to have been delivered:
(i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (evidenced by mechanically or electronically generated receipt by the sender's facsimile machine); or (iii) one (1) Business Day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

                         If to the Company:

                         The Wet Seal, Inc.
                         26972 Burbank
                         Foothill Ranch, California 92610
                         Telephone: (800) 735-7325
                         Facsimile: (949) 699-4825
                         Attention: Chief Financial Officer

                         with a copy to:

                         Willkie Farr & Gallagher LLP
                         787 Seventh Avenue
                         New York, New York 10019
                         Telephone: (212) 728-8288
                         Facsimile: (212) 728-8111
                         Attention: Christopher E. Manno, Esq.

                         and

                         Akin Gump Strauss Hauer & Feld LLP
                         590 Madison Avenue
                         New York, New York 10022
                         Telephone: (212) 872-1000
                         Facsimile: (212) 872-1002
                         Attention: Alan Siegel, Esq.

                         If to Legal Counsel:

                         Schulte Roth & Zabel LLP
                         919 Third Avenue
                         New York, New York 10022
                         Telephone: (212) 756-2000
                         Facsimile: (212) 593-5955
                         Attention: Eleazer Klein, Esq.

If to a Buyer, to its address and facsimile number set forth on the Schedule of Buyers attached hereto as EXHIBIT A, with copies to such Buyer's representatives as set forth on the Schedule of Buyers, if to any other Investor, at the most current address of such Investor maintained by the Trustee under the Indenture, the registrar of a warrant agent, if any, with respect to the Warrants or the Company with respect to the Common Stock and Warrants (if there shall be no warrant agent), or to such other address and/or facsimile number and/or to the attention of such other Person as the recipient party has specified by written notice given to each other party; provided that while the Notes are in book-entry form, notice to the Trustee shall serve as notice to the Investors holding Notes and if the Warrants are in book-entry form, notice to the applicable warrant agent, if any, shall serve as notice to the Investors holding Warrants).

          (c) Failure of any party to exercise any right or remedy under this Agreement or otherwise, or delay by a party in exercising such right or remedy, shall not operate as a waiver thereof.

          (d) All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Each party hereby irrevocably submits to the non-exclusive jurisdiction of the state and federal courts sitting the City of New York, borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

          (e) This Agreement, the Securities Purchase Agreement, the Notes, the Warrants and the documents referenced herein and therein constitute the entire agreement among the parties hereto with respect to the subject matter hereof and thereof. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein and therein. This Agreement, the Securities Purchase Agreement, the Notes and the Warrants supersede all prior agreements and understandings among the parties hereto with respect to the subject matter hereof and thereof.

          (f) Subject to the requirements of Section 9 of this Agreement, this Agreement shall inure to the benefit of and be binding upon the permitted successors and assigns of each of the parties hereto.

          (g) The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

          (h) This Agreement may be executed in identical counterparts, each of which shall be deemed an original but all of which shall constitute one and the same agreement. This Agreement, once executed by a party, may be delivered to the other parties hereto by facsimile transmission of a copy of this Agreement bearing the signature of the party so delivering this Agreement.

          (i) Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

          (j) All consents and other determinations required to be made by the Investors pursuant to this Agreement shall be made, unless otherwise specified in this Agreement, by the Required Holders.

          (k) This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

          (l) The obligations of each Buyer under any Transaction Document are several and not joint with the obligations of any other Buyer, and no Buyer shall be responsible in any way for the performance of the obligations of any other Buyer under any Transaction Document. Nothing contained herein or in any other Transaction Document, and no action taken by any Buyer pursuant hereto or thereto, shall be deemed to constitute the Buyers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Buyers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents. Each Buyer confirms that it has independently participated in the negotiation of the transaction contemplated hereby with the advice of its own counsel and advisors. Each Buyer shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement or out of any other Transaction Documents, and it shall not be necessary for any other Buyer to be joined as an additional party in any proceeding for such purpose.

          IN WITNESS WHEREOF, the parties have caused this Amended and Restated Registration Rights Agreement to be duly executed as of day and year first above written.


                                                 COMPANY

                                                 THE WET SEAL, INC.


                                                    By:/s/ Joseph Deckop
                                                       ------------------------
                                                       Name: Joseph Deckop
                                                       Title: Interim CEO



















                    [Signatures of Buyers on Following Page]

                           [SIGNATURE PAGE TO AMENDED
                   AND RESTATED REGISTRATION RIGHTS AGREEMENT]


                                               BUYER

                                               S.A.C. CAPITAL ASSOCIATES, LLC
                                               By: S.A.C. Capital Advisors, LLC


                                               By:/s/ Peter Nussbaum
                                                  ----------------------------
                                                  Name: Peter Nussbaum
                                                  Title: General Counsel

                           [SIGNATURE PAGE TO AMENDED
                   AND RESTATED REGISTRATION RIGHTS AGREEMENT]


                                               BUYER


                                               GMM CAPITAL, LLC



                                               By:/s/ Isaac Dubah
                                                  ----------------------------
                                                  Name: Isaac Dubah
                                                  Title:

                           [SIGNATURE PAGE TO AMENDED
                   AND RESTATED REGISTRATION RIGHTS AGREEMENT]



                                               GOLDFARB CAPITAL PARTNERS LLC


                                               By:/s/ Morris Goldfarb
                                                  ----------------------------
                                                  Name: Morris Goldfarb
                                                  Title: Member

                           [SIGNATURE PAGE TO AMENDED
                   AND RESTATED REGISTRATION RIGHTS AGREEMENT]






                                                    /s/ Charles Phillips
                                                    ---------------------------
                                                    MR. Charles Phillips

                           [SIGNATURE PAGE TO AMENDED
                   AND RESTATED REGISTRATION RIGHTS AGREEMENT]





                                                    /s/ Eli Wachtel
                                                    ---------------------------
                                                    Mr. Eli Wachtel

                           [SIGNATURE PAGE TO AMENDED
                   AND RESTATED REGISTRATION RIGHTS AGREEMENT]

                                               WLSS CAPITAL PARTNERS, LLC


                                               By: /s/ Wayne S. Miller
                                                   ----------------------------
                                                   Name: Wayne S. Miller
                                                   Title: Authorized Signatory

                           [SIGNATURE PAGE TO AMENDED
                   AND RESTATED REGISTRATION RIGHTS AGREEMENT]



                                               SMITHFIELD FIDUCIARY, LLC


                                               By: /s/ Adam J. Chill
                                                   ----------------------------
                                                   Name: Adam J. Chill
                                                   Title: Authorized Signatory

                           [SIGNATURE PAGE TO AMENDED
                   AND RESTATED REGISTRATION RIGHTS AGREEMENT]



                                               D.B. ZWIRN SPECIAL
                                               OPPORTUNITIES FUND, L.P.
                                               By:  D.B. ZWIRN pARTNERS llc,
                                                    its general partner


                                               By: /s/ Perry A. Gruss
                                                   ---------------------------
                                                  Name: Perry A. Gruss
                                                  Title: Chief Financial Officer

                                               D.B. ZWIRN SPECIAL
                                               OPPORTUNITIES FUND, LTD.
                                               By: D.B. ZWIRN & CO., L.P.,
                                                   its trading Manager


                                               By: /s/ Perry A. Gruss
                                                   ---------------------------
                                                  Name: Perry A. Gruss
                                                  Title: Chief Financial Officer

                           [SIGNATURE PAGE TO AMENDED
                   AND RESTATED REGISTRATION RIGHTS AGREEMENT]



                                               RIVERVIEW GROUP, LLC


                                               By: /s/ Terry Feeney
                                                   ----------------------------
                                                  Name: Terry Feeney
                                                  Title: Chief Operating Officer

                   EXHIBIT A TO REGISTRATION RIGHTS AGREEMENT
                               SCHEDULE OF BUYERS


                                                    PRINCIPAL AMOUNT
               NAME OF BUYERS                           OF NOTES                NUMBER OF WARRANTS
               --------------                       ----------------            ------------------

S.A.C. Capital Associates, LLC
c/o S.A.C. Capital Advisors, LLC
72 Cummings Point Road
Stamford, Connecticut 06902
Attention: General Counsel
Facsimile: (203) 890-2393
Residence: Anguila                                  $27,500,000.00                  7,316,964

GMM Capital, LLC
111 West 40th Street
20th Floor
New York, NY 10018                                   $7,000,000.00                  1,862,500

Goldfarb Capital Partners LLC
21 Fairway Drive
Mamaroneck, NY 10543                                 $4,500,000.00                  1,197,322

Mr. Charles Phillips
777 Park Avenue
New York, NY 10021                                   $2,000,000.00                   532,143

Mr. Eli Wachtel
7 Shaw Road
Scarsdale, NY 10583                                    $900,000                      239,464

WLSS Capital Partners, LLC
c/o Wayne Miller
1365 York Avenue
Apt. 26B
New York, NY 10021                                    $100,000.00                     26,607

Smithfield Fiduciary LLC
c/o Highbridge Capital Management, LLC
9 West 57th Street
27th Floor
New York, NY 10019
Attention:  Ari J. Storch
            Adam J. Chill
Facsimile:  (212) 751-0755
Telephone:  (212) 287-4720
Residence:  Cayman Islands                           $5,921,123.00                  1,575,442

D.B. Zwirn Special Opportunities Fund, L.P
c/o D.B. Zwirn & Co., L.P.
745 Fifth Avenue, 18th Floor New York,
New York 10151 Phone: (646) 720-9100
Fax: (646) 720-9000
Attention:  Daniel B. Zwirn
            Perry A. Gruss
Residence:  Cayman Islands                           $1,706,105.00                   453,946

                                                      -i-

D.B. Zwirn Special Opportunities Fund, Ltd.
c/o D.B. Zwirn & Co., L.P.
745 Fifth Avenue, 18th Floor New York,
New York 10151 Phone: (646) 720-9100
Fax: (646) 720-9000
Attention:  Daniel B. Zwirn
            Perry A. Gruss
Residence:  Cayman Islands                           $1,706,105.00                   453,946

Riverview Group, LLC
666 Fifth Avenue, 8th floor
New York, New York  10103
Attention:  Daniel Cardella Facsimile:(212)
977-1667 Telephone: (212) 841-4100
Residence:  Delaware                                 $4,666,667.00                  1,241,667


                                                                      EXHIBIT B

                             SELLING SECURITYHOLDERS

     The convertible notes and warrants were originally issued by us in transactions exempt from the registration requirements of the 1933 Act to persons reasonably believed to be "accredited investors" as defined in Regulation D under the 1933 Act. The shares of class A common stock being offered by the selling securityholders are issuable upon conversion of the convertible notes, upon exercise of the warrants and as interest on the convertible notes. For additional information regarding the convertible notes and warrants, see "Private Placement of Convertible Notes and Warrants" above. We are registering the convertible notes and warrants and shares of class A common stock in order to permit the selling securityholders to offer the convertible notes, warrants and shares for resale from time to time. Except for the ownership of the convertible notes and the warrants and the purchase of securities from the Company on November __, 2004, the selling stockholders have not had any material relationship with us within the past three years.

     The table below lists the selling securityholders and other information regarding the beneficial ownership of the convertible notes, warrants and shares of class A common stock by each of the selling securityholders. The second column lists the principal amount of convertible notes beneficially owned by each selling securityholder, as of _________, 200_. The third column lists the number of warrants beneficially owned by each selling securityholder, as of ________, 200_. The fourth column lists the number of shares of class A common stock beneficially owned by each selling stockholder, based on its ownership of the convertible notes and the warrants, as of ________, 200_, assuming conversion of all convertible notes or exercise of the warrants held by the selling securityholders on that date, without regard to any limitations on conversions or exercise.

     The fifth column lists the shares of class A common stock being offered by this prospectus by the selling securityholders.

     In accordance with the terms of registration rights agreements with the holders of the convertible notes and the warrants, this prospectus generally covers the resale of (i) the convertible notes and warrants, (ii) 130% of the maximum number of shares of class A common stock issuable upon conversion of the convertible notes (without taking into account any limitations on the conversion of the convertible notes set forth in the convertible notes) and (iii) 130% of the maximum number of shares of class A common stock issuable upon exercise of the warrants (without taking into account any limitations on the exercise of the warrants set forth in the warrants), in each case as of the trading day immediately preceding the date this registration statement was initially filed with the SEC. Because the conversion price of the convertible notes, the exercise price of the warrants and the interest payable on the convertible notes may be adjusted, the number of shares that will actually be issued may be more or less than the number of shares being offered by this prospectus. The sixth column assumes the sale of all of the securities offered by the selling securityholders pursuant to this prospectus.

     Under the terms of the convertible notes and the warrants, a selling securityholder may not convert the convertible notes or exercise the warrants, to the extent such conversion or exercise would cause such selling securityholder, together with its affiliates, to beneficially own a number of shares of class A common stock which would exceed 9.99% of our then outstanding shares of class A common stock following such conversion or exercise, excluding for purposes of such determination shares of class A common stock issuable upon conversion of the convertible notes and upon exercise of the warrants which have not been exercised. The numbers in the fourth column do not reflect this limitation. The selling securityholders may sell all, some or none of their shares in this offering. See "Plan of Distribution."

     The inclusion of any securities in the following table does not constitute an admission of beneficial ownership by the persons named below.


                         PRINCIPAL AMOUNT
                          OF CONVERTIBLE         NUMBER OF
                               NOTES             WARRANTS
                           BENEFICIALLY        BENEFICIALLY      SHARES OF CLASS                        SHARES OF CLASS
                          OWNED AND THAT      OWNED AND THAT      A COMMON STOCK    SHARES OF CLASS A    A COMMON STOCK
   NAME OF SELLING        MAY BE OFFERED      MAY BE OFFERED     OWNED BEFORE THE     COMMON STOCK      OWNED AFTER THE
    SECURITYHOLDER             HEREBY              HEREBY            OFFERING         OFFERED HEREBY      OFFERING (1)
    --------------             ------              ------            --------         --------------      ------------

S.A.C. Capital
Associates, LLC (2)         $27,500,000          7,316,964          21,444,019

GMM Capital, LLC             $7,000,000          1,862,500           5,458,478

Goldfarb Capital
Partners LLC                 $4,500,000          1,197,322           3,509,022

Mr. Charles Phillips         $2,000,000           532,143            1,559,565

Mr. Eli Wachtel               $900,000            239,464             701,804

WLSS Capital Partners,
LLC                           $100,000             26,607             77,978

Smithfield Fiduciary
LLC (3)                      $5,921,123          1,575,442           4,617,187

D.B. Zwirn Special
Opportunities Fund,
L.P (4)                      $1,706,105           453,945            1,330,390

D.B. Zwirn Special
Opportunities Fund,
Ltd. (4)                     $1,706,105           453,946            1,330,390

Riverview Group, LLC
(5)                          $4,666,667          1,241,667           3,638,985




     (1)  Assumes that all of the shares offered hereby are sold.

     (2) Pursuant to investment agreements, each of S.A.C. Capital Advisors, LLC, a Delaware limited liability company which we refer to in this prospectus as SAC Capital Advisors, and S.A.C. Capital Management, LLC, a Delaware limited liability company which we refer to in this prospectus as SAC Capital Management, share all investment and voting power with respect to the securities held by S.A.C. Capital Associates, LLC. Mr. Steven A. Cohen controls both SAC Capital Advisors and SAC Capital Management. Each of SAC Capital Advisors, SAC Capital Management and Mr. Cohen disclaim beneficial ownership of these securities.

     (3) Highbridge Capital Management, LLC ("Highbridge"), is the trading manager of Smithfield Fiduciary LLC ("Smithfield") and consequently has voting control and investment discretion over the shares of Common Stock held by Smithfield. Glenn Dubin and Henry Swieca control Highbridge. Each of Highbridge and Messrs. Dubin and Swieca disclaims beneficial ownership of the shares held by Smithfield.

     (4) D. B. Zwirn & Co., L.P. is the trading manager of each of Zwirn Special Opportunities Fund, Ltd. and Zwirn Special Opportunities Fund, L.P. and consequently has voting control and investment discretion over securities held by each of these entities. Daniel B. Zwirn controls Zwirn Holdings, LLC, which in turn is the managing member of, and thereby controls, DBZ GP, LLC, which in turn is the general partner of, and thereby controls, D. B. Zwirn & Co., L.P. Each of Daniel B. Zwirn, Zwirn Holdings, LLC, DBZ GP, LLC and D. B. Zwirn & Co., L.P. disclaims beneficial ownership of securities held by each of Zwirn Special Opportunities Fund, Ltd. and Zwirn Special Opportunities Fund, L.P.

     (5) The sole member of Riverview is Millennium Holding Group, L.P., a Delaware limited partnership ("Holding"). Millennium Management, LLC, a Delaware limited liability company ("Millennium Management"), is the general partner of Holding and consequently has voting control and investment discretion over securities owned by Holding and by Riverview. Israel A. Englander ("Mr. Englander") is the sole managing member of Millennium Management. As a result, Mr. Englander may be considered the beneficial owner of any shares deemed to be beneficially owned by Millennium Management. The foregoing should not be construed in and of itself as an admission by any of Holding, Millennium Management or Mr. Englander as to beneficial ownership of the shares owned by Riverview.

                              PLAN OF DISTRIBUTION

     We are registering the convertible notes, warrants and shares of class A common stock issuable upon conversion of the convertible notes, including any interest thereon, and to permit the resale of these convertible notes, warrants and shares of class A common stock by the holders from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling securityholders of the securities. We will bear all fees and expenses incident to our obligation to register the convertible notes, warrants and shares of class A common stock.

     The selling securityholders may sell all or a portion of the securities beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the securities are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent's commissions. The securities may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

o on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

o    in the over-the-counter market;

o in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

o through the writing of options, whether such options are listed on an options exchange or otherwise;

o ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

o block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

o purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

o an exchange distribution in accordance with the rules of the applicable exchange;

o    privately negotiated transactions;

o    short sales;

o    pursuant to Rule 144 under the Securities Act;

o broker-dealers may agree with the selling securityholders to sell a specified number of such securities at a stipulated price per security;

o    a combination of any such methods of sale; and

o    any other method permitted pursuant to applicable law.

     If the selling securityholders effect such transactions by selling convertible notes, warrants or shares of class A common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling securityholders or commissions from purchasers of the convertible notes, warrants or shares of class A common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of any securities or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the securities in the course of hedging in positions they assume. The selling securityholders may also sell securities short and deliver securities covered by this prospectus to close out short positions. The selling securityholders may also loan or pledge securities to broker-dealers that in turn may sell such securities.

     The selling securityholders may pledge or grant a security interest in some or all of the convertible notes, warrants or shares of class A common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the convertible notes, warrants or shares of class A common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling securityholders to include the pledgee, transferee or other successors in interest as selling securityholders under this prospectus. The selling securityholders also may transfer and donate the convertible  notes,  warrants  or  shares  of  class A  common  stock  in  other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

     The selling securityholders and any broker-dealer participating in the distribution of the convertible notes, warrants or shares of class A common stock may be deemed to be "underwriters" within the meaning of the 1933 Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the 1933 Act. At the time a particular offering of the securities is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of securities being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling securityholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

     Under the securities laws of some states, the securities may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the convertible notes, warrants and shares of class A common stock may not be sold unless such convertible notes, warrants or shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

     There can be no assurance that any selling securityholder will sell any or all of the convertible notes, warrants or shares of class A common stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.

     The selling securityholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the 1934 Act, which may limit the timing of purchases and sales of any of the shares of class A common stock by the selling securityholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of class A common stock to engage in market-making activities with respect to the shares of class A common stock. All of the foregoing may affect the marketability of the shares of class A common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of class A common stock.

     We will pay all expenses of the registration of the convertible notes, warrants and shares of class A common stock pursuant to the registration rights agreement, estimated to be $[ ] in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or "blue sky" laws; provided, however, that a selling securityholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling securityholders against liabilities, including some liabilities under the 1933 Act, in accordance with the registration rights agreements, or the selling securityholders will be entitled to contribution. We may be indemnified by the selling securityholders against civil liabilities, including liabilities under the 1933 Act, that may arise from any written information furnished to us by the selling securityholder specifically for use in this prospectus, in accordance with the related registration rights agreements, or we may be entitled to contribution.

     Once sold under the shelf registration statement, of which this prospectus forms a part, the convertible notes, warrants and shares of class A common stock will be freely tradable in the hands of persons other than our affiliates.

                                  QUESTIONNAIRE

1. (a) Full Legal Name of Selling Securityholder:

       -----------------------------------------------------------------------

   (b) Full Legal Name of Investor (if not the same as (a) above) through which Registrable Securities Listed in Item 3 below are held:

       -----------------------------------------------------------------------

   (c) Full Legal Name of DTC participant (if applicable and if not the same as (b) above) through which Registrable Securities listed in Item 3 below are held:

       -----------------------------------------------------------------------

2. Address for Notices to Selling Securityholder:

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

Telephone:
           -------------------------------------------------------------------

Fax:
           -------------------------------------------------------------------

Contact Person:
           -------------------------------------------------------------------

3. Beneficial Ownership of Registrable Securities:

   (a) Type and Principal Amount or number of Registrable Securities beneficially owned:

       ----------------------------------------------------------------------

       ----------------------------------------------------------------------

   (b) CUSIP No(s). of such Registrable Securities beneficially owned:

       ----------------------------------------------------------------------

       ----------------------------------------------------------------------

4. Beneficial Ownership of Other Securities of the Company Owned by the Selling Securityholder.

   EXCEPT AS SET FORTH BELOW IN THIS ITEM 4, THE UNDERSIGNED IS NOT THE BENEFICIAL OR REGISTERED OWNER OF ANY SECURITIES OF THE COMPANY OTHER THAN THE REGISTRABLE SECURITIES LISTED ABOVE IN ITEM 3.

   (a) Type and Amount of Other Securities beneficially owned by the Selling Securityholder:

       -----------------------------------------------------------------------

       -----------------------------------------------------------------------

   (b) CUSIP No(s). of such Other Securities beneficially owned:

       -----------------------------------------------------------------------

       -----------------------------------------------------------------------

5. Relationships with the Company:

   EXCEPT AS SET FORTH BELOW, NEITHER THE UNDERSIGNED NOR ANY OF ITS AFFILIATES, OFFICERS, DIRECTORS OR PRINCIPAL EQUITY HOLDERS (OWNERS OF MORE THAN 5% OF THE EQUITY SECURITIES OF THE UNDERSIGNED) HAS HELD ANY POSITION OR OFFICE OR HAS HAD ANY OTHER MATERIAL RELATIONSHIP WITH THE COMPANY (OR ITS PREDECESSORS OR AFFILIATES) DURING THE PAST THREE YEARS.

       State any exceptions here:

       -----------------------------------------------------------------------

       -----------------------------------------------------------------------


6. Broker-Dealers and their Affiliates

   (a) Is the Selling Securityholder a broker-dealer or an affiliate of a broker-dealer:

   Yes ____          No ____

   If so, please answer the remaining question in this section.

   (i)    Please  advise   whether  the  notes  were  received  by  the  Selling
          Securityholder as compensation for investment banking services or as investment shares, and if so please describe the circumstances.

   NOTE THAT IN GENERAL WE MAY BE REQUIRED TO IDENTIFY ANY REGISTERED BROKER-DEALER AS AN UNDERWRITER IN THE PROSPECTUS.

   (ii) Except as set forth below, if the Selling Securityholder is a registered broker-dealer, the Selling Securityholder does not plan to make a market in the Registrable Securities. If the Selling Securityholder plans to make a market in the Registrable Securities, please indicate whether the Selling Securityholder plans to use the prospectus relating to the Registrable Securities as a market-making prospectus.

    (b)   Affiliation with Broker-Dealers

          Is  the  Selling  Securityholder  an  affiliate(1)   of  a  registered
          broker-dealer?

          Yes ____          No ____

          If so, please answer the remaining question in this section.

   (i) Please describe the affiliation between the Selling Securityholder and any registered broker-dealer.

   (ii)   If  the   Registrable   Securities   were  purchased  by  the  Selling
          Securityholder other than in the ordinary course of business, please describe the circumstances.

   (iii) Please advise whether the Registrable Securities were received by the Selling Securityholder as compensation for investment banking services or as investment shares, and if so please describe the circumstances.

   (iv) If the Selling Securityholder, at the time of its purchase of Registrable Securities, had any agreements or understandings, directly or indirectly, with any person to distribute the Registrable Securities, please describe such agreements or undertakings.

     NOTE THAT IF THE SELLING SECURITYHOLDER IS AN AFFILIATE OF A BROKER-DEALER AND DID NOT PURCHASE ITS REGISTRABLE SECURITIES IN THE ORDINARY COURSE OF BUSINESS OR AT THE TIME OF THE PURCHASE HAD ANY AGREEMENTS OR UNDERSTANDINGS, DIRECTLY OR INDIRECTLY, TO DISTRIBUTE THE SECURITIES, WE MAY BE REQUIRED TO IDENTIFY THE SELLING SECURITYHOLDER AS AN UNDERWRITER IN THE PROSPECTUS.


------------------
(1) An "affiliate" of a specified person or entity means a person or entity that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person or entity specified. For purposes of this definition, "control", refers to the possession, directly or indirectly, of the power to direct, or cause the direction of, the management or policies of a person, whether through the ownership of voting securities or otherwise.

     (c) Beneficial Ownership by Natural Persons:

     If the Selling Securityholder is an entity, does any natural person having voting or investing power over the Registrable Securities held by the Selling Securityholder?(2)

     If so, please state the person's or persons' name(s):

7.   Beneficial Ownership by Natural Persons or by a Board or Committee

     Is the Selling Securityholder a reporting entity with the Securities and Exchange Commission?

     If the Selling Securityholder is a majority owned subsidiary of a reporting entity, identify the majority stockholder that is a reporting entity.

     Yes ____ No ____

     If No, please answer the remaining questions in this section.

     (i) Please name the natural person or person(s) having voting and/or investment control over the Selling Securityholder.(3)

     (ii) If  the   voting   and/or   investment   control   over  the   Selling
          Securityholder is held by board or committee, please state the name of the natural person or person(s) on such board or committee.

8.   Plan of Distribution:

     EXCEPT AS SET FORTH BELOW, THE UNDERSIGNED (INCLUDING ITS DONEES OR PLEDGEES) INTENDS TO DISTRIBUTE THE REGISTRABLE SECURITIES LISTED ABOVE IN
     ITEM 3 PURSUANT TO THE REGISTRATION  STATEMENT ONLY AS FOLLOWS (IF AT ALL):
     SUCH REGISTRABLE SECURITIES MAY BE SOLD FROM TIME TO TIME DIRECTLY BY THE UNDERSIGNED OR, ALTERNATIVELY, THROUGH UNDERWRITERS, BROKER-DEALERS OR
     AGENTS. IF THE REGISTRABLE SECURITIES ARE SOLD THROUGH UNDERWRITERS, BROKER-DEALERS OR AGENTS, THE SELLING SECURITYHOLDER WILL BE RESPONSIBLE FOR UNDERWRITING DISCOUNTS OR COMMISSIONS OR AGENTS' COMMISSIONS. SUCH REGISTRABLE SECURITIES MAY BE SOLD IN ONE OR MORE TRANSACTIONS AT FIXED PRICES, AT PREVAILING MARKET PRICES AT THE TIME OF SALE, AT VARYING PRICES DETERMINED AT THE TIME OF SALE OR AT NEGOTIATED PRICES. THESE SALES MAY BE EFFECTED IN TRANSACTIONS, WHICH MAY INVOLVE CROSSES OR BLOCK TRANSACTIONS:

------------------
(2) Please answer "Yes" if any natural person, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (a) voting power which includes the power to vote, or to direct the voting of, such security; and/or, (b) investment power which includes the power to dispose, or to direct the disposition of, the Registrable Securities held by the Selling Securityholder.

(3) Please include any natural person that, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares:
(a) voting power which includes the power to vote, or to direct the voting of, such security; and/or, (b) investment power which includes the power to dispose, or to direct the disposition of, the Registrable Securities held by the Selling Securityholder.

     o ON ANY NATIONAL SECURITIES EXCHANGE OR QUOTATION SERVICE ON WHICH THE REGISTRABLE SECURITIES MAY BE LISTED OR QUOTED AT THE TIME OF SALE;

     o    IN THE OVER-THE-COUNTER MARKET;

     o IN TRANSACTIONS OTHERWISE THAN ON THESE EXCHANGES OR SYSTEMS OR IN THE OVER-THE-COUNTER MARKET;

     o THROUGH THE WRITING OF OPTIONS, WHETHER SUCH OPTIONS ARE LISTED ON AN OPTIONS EXCHANGE OR OTHERWISE;

     o IN ORDINARY BROKERAGE TRANSACTIONS AND TRANSACTIONS IN WHICH THE BROKER-DEALER SOLICITS PURCHASERS;

     o    IN BLOCK  TRADES IN WHICH THE  BROKER-DEALER  WILL ATTEMPT TO SELL THE

     SHARES AS AGENT BUT MAY POSITION AND RESELL A PORTION OF THE BLOCK AS PRINCIPAL TO FACILITATE THE TRANSACTION;

     o IN PURCHASES BY A BROKER-DEALER AS PRINCIPAL AND RESALE BY THE BROKER-DEALER FOR ITS ACCOUNT;

     o IN AN EXCHANGE DISTRIBUTION IN ACCORDANCE WITH THE RULES OF THE APPLICABLE EXCHANGE;

     o    IN PRIVATELY NEGOTIATED TRANSACTIONS;

     o    IN SHORT SALES;

     o    IN SALES PURSUANT TO RULE 144;

     o IN WHICH BROKER-DEALERS MAY AGREE WITH THE SELLING SECURITYHOLDERS TO SELL A SPECIFIED NUMBER OF SUCH SHARES AT A STIPULATED PRICE PER SHARE;

     o    IN A COMBINATION OF ANY SUCH METHODS OF SALE; AND

     o    IN ANY OTHER METHOD PERMITTED PURSUANT TO APPLICABLE LAW.

     State any exceptions here:

     -------------------------------------------------------------------------

     -------------------------------------------------------------------------

NOTE: In no event will such method(s) of distribution take the form of an underwritten offering of the Registrable Securities without the prior written agreement of the Company.

The undersigned acknowledges its obligation to comply with the provisions of the Securities Exchange Act of 1934, as amended and the rules thereunder relating to stock manipulation, particularly Regulation M thereunder (or any successor rules or regulations), in connection with any offering of Registrable Securities pursuant to the Registration Statement. The undersigned agrees that neither it nor any person acting on its behalf will engage in any transaction in violation of such provisions.

The Selling Securityholder hereby acknowledges its obligations under the Registration Rights Agreement to indemnify and hold harmless certain persons as set forth therein.

Pursuant to the Registration Rights Agreement, the Company has agreed under certain circumstances to indemnify the Selling Securityholder against certain liabilities.

In accordance with the undersigned's obligation under the Registration Rights Agreement to provide such information as may be required by law for inclusion in the Registration Statement, the undersigned shall promptly notify the Company of any inaccuracies or changes in the information provided herein that may occur subsequent to the date hereof at any time while the Registration Statement remains effective.

All notices hereunder and pursuant to the Registration Rights Agreement shall be made in writing by hand delivery, first class mail or air courier guaranteeing overnight delivery to the address set forth below.

By signing below, the undersigned consents to the disclosure of the information contained herein in its answers to Items 1 through 6 and the inclusion of such information in the Registration Statement and the related prospectus. The undersigned understands that such information will be relied upon by the Company in connection with the preparation or amendment of the Registration Statement and the related prospectus.

Once this Notice and Questionnaire is executed by the Selling Securityholder and received by the Company, the terms of this Notice and Questionnaire, and the representations and warranties contained herein, shall be binding on, shall inure to the benefit of and shall be enforceable by the respective successors, heirs, personal representatives and assigns of the Company and the Selling Securityholder with respect to the Registrable Securities beneficially owned by such Selling Securityholder and listed in Item (3) above. This Agreement shall be governed in all respects by the laws of the State of New York.

IN WITNESS WHEREOF the undersigned, by authority duly given, has caused this Notice and Questionnaire to be executed and delivered either in person or by its duly authorized agent.

Dated:                                 Beneficial Owner:
         ------------------------                       -----------------------

                                       By:
                                             ----------------------------------

                                       Name:
                                             ----------------------------------

                                       Title:
                                             ----------------------------------

               PLEASE RETURN THE COMPLETED AND EXECUTED NOTICE AND
                       QUESTIONNAIRE TO THE WET SEAL, INC.

                          The Wet Seal, Inc.
                          26972 Burbank
                          Foothill Ranch, California 92610
                          Telephone: (800) 735-7325
                          Facsimile: (949) 699-4825
                          Attention: Chief Financial Officer

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